División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas December 13 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
DEC 28 2007
THOMSON FINANCIAL

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

07028691

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------

Caracas, December 5, 2007.

Messrs

CITIBANK New York

City.-

Attention: Ricardo Slezinger

RECEIVED
2007 DEC 13 A 10: 05

In order to take account of the Currency Restructuring Law, the Special Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A held on November 14, 2007 approved changing the par value of shares part of the capital stock of the company from Ten Bolivars (Bs. 10.00) to One Hundred Bolivars (Bs. 100.00) each.

In this connection, shareholders shall provide ten (10) shares of Bs. 10.00 each to be swapped by one share of Bs. 100.00 and, shareholders registered on the fifth business day following publication of advertisement, that is, on December 12, 2007 transaction deadline (deadline of transaction with Benefit) and payable the fifth bank business day after that date, that is December 19, 2007 (effective date of registering the benefit) will be entitled to swap shares and to be paid for share portions.

Consequently, the rate of number of shares by ADR requires adjustment from the deadline of transaction with benefit into Five (5) new shares with a par value of One Hundred Bolivars (Bs. 100.oo) per one (1) ADR.

Likewise, ADRs in effect at the deadline of transaction with benefit (December 12, 2007) needs to be readjusted and share potions from the swap on the effective date of registering the benefit (December 19, 2007) shall be paid.

Sincerely,

Alejandro Delfino

Executive President .---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 10th, 2007.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Caracas 5 de Diciembre de 2007.

Señores
CITIBANK NEW YORK.
Ciudad.-

Atención: Ricardo Slezinger

A los fines de adecuarse a la Ley de Reconversión Monetaria, la Asamblea Extraordinaria de Accionistas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A celebrada en fecha 14 de noviembre de 2007 aprobó el cambio del valor nominal de las acciones que conforman el capital social de la compañía de Bolívares Diez (Bs. 10,00) a Bolívares Cien (Bs. 100,00) cada una.

En este sentido, los accionistas entregaran diez (10) acciones de Bs. 10,00 cada una para ser canjeadas por una acción de Bs. 100,00 y teniendo derecho al canje de las acciones y al pago de fracciones de acción, los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en prensa, es decir el 12 de diciembre de 2007 (Fecha límite de transacción con beneficio) y pagadero al quinto día hábil bancario siguiente a esa fecha, es decir el 19 de diciembre de 2007 (fecha efectiva de registro del beneficio).

Debido a este cambio se requiere ajustar a partir de la fecha límite de transacción con beneficio, la razón de número de acciones por ADR a Cinco (5) acciones nuevas de valor nominal Cien Bolívares (Bs. 100,oo) por un (1) ADR.

Igualmente se requiere ajustar el número de ADRs vigente en la fecha límite de transacción con beneficio (12 de diciembre de 2007) y se les cancelará las fracciones de acción producto del canje en fecha efectiva de registro del beneficio (19 de diciembre de 2007)

Sin más que agregar

Alejandro Delfino
Presidente Ejecutivo

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------

[Letterhead of Manpa]

Caracas, November 307, 2007

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

Dear sirs:

Pursuant to the provisions of Resolution No.174-2007 as of November 30, 2007 issued by the National Securities and Exchange Commission we address you to inform you that the Board of Directors in meeting No. 969 of November 30, 2007 decided to set the registry and payment dates of share portions and/or swap of shares incompliance with that approved on November 14, 2007 by the Special Shareholders' Meeting that approved changing the par value of shares part of the capital stock of the company from Bs.10.00 to Bs.100.00 each, shareholders registered on the fifth business day following publication of this ad in one (1) newspaper of major national circulation, that is, on December 12, 2007 (Deadline of Transaction with Benefit) being entitled to swap shares and to be paid for share portions, payable on the fifth business day following that date, that is, from December 19, 2007 (Effective Date of Registration the Benefit).

The dividend notice shall be published in one (1) newspaper of major national circulation on December 5, 2007.

Enclose please find the following documents:

- Project of the payment notice of share portions.
- Movement of Shareholders´ Equity Accounts, Demonstrative Chart.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.--

[Next, there is a demonstrative chart]--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

RIF: J-00023530-9

NOTICE TO SHAREHOLDERS

Shareholders of this company are hereby informed that in view that Resolution No.174-2007 as of November 30, 2007 issued by the National Securities and Exchange Commission we address you to inform you that the Board of Directors in meeting No. 969 of November 30, 2007 decided to set the registry and payment dates of share portions and/or swap of shares incompliance with that approved on November 14, 2007 by the Special Shareholders´ Meeting that approved changing the par value of shares part of the capital stock of the company from Bs.10.00 to Bs.100.00 each, shareholders registered on the fifth business day following publication of this ad in one (1) newspaper of major national circulation, that is, on December 12, 2007 (Deadline of Transaction with Benefit) being entitled to swap shares and to be paid for share portions, payable on the fifth business day following that date, that is, from December 19, 2007 (Effective Date of Registration the Benefit).

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Payment of share portions shall be made at the company office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto. For any further information please contact (0212)9012307.

PENDING IN CASE BY RESOLUTION SUSPENSION IS APPROVED.

Likewise, the Board of Directors does hereby make known that the aforementioned Resolution by the National Securities and Exchange Commission authorized suspension of quotations and transactions of company shares for three (3) days following the Deadline of Transaction with Benefit. Therefore, quotations and transactions will be suspended during December 13, 14 and 17, 2007 so that the Board of Directors may change par value of shares and share of shares in compliance with that approved by the aforementioned Shareholders´ Meeting.

This publication is made in compliance with the provisions set forth by Resolution No.110-2004 of August 11, 2004 issued y the National Securities and Exchange Commission published in Official Gazette No.38007 of August 24, 2004.

Caracas, December 5, 2007.---

[Letterhead of the National Securities and Exchange Commission]

Presidency.

Caracas, November 30, 2007.

Citizen

CARLOS DELFINO T.

Chairman of the Board of Directors of

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Present.

We do hereby address you to formally inform you about content of Resolution No.174-2007 issued by the National Securities and Exchange Commission in meeting of November 30, 2007. In this connection, a certified copy of such resolution is attached hereto.

Sincerely,

FERNANDO J. DE CANDIA OCHOA (signed) Illegible.

President.

Enclose as indicated.

Translator's Note:

Over the signature there is a round seal that reads as follows: "Bolivarian Republic of Venezuela. Caracas. National Securities and Exchange Commission. Presidency."------

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF PEOPLE'S POWER FOR FINANCES

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Resolution No.174-2007

Caracas, November 30, 2007

Historical years 197 and 148

I

As MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A. hereinafter referred to as "MANPA", represented in this act by its President, citizen Carlos E. Delfino T. filed a writ before this entity stating that in order to comply with the provisions set forth by the **Decree with Rank, Value and Force of Currency Restructuring Law and Other Resolutions issued by the Venezuelan Central Bank ruling this matter** on November 14, 2007 the company Shareholders' Meeting approved in **first instance**, the issue of Ninety Thousand Five Hundred Seventy-Six (90,576) new registered shares with a par value of Ten Bolivars (Bs.10.00) (BsF0.01) each, as a consequence of a capital increase of Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00)(Bs.F905.76) to be exclusively subscribed by Fundación Delfino, a company shareholder and in **second instance**, to change the par value of Ten Bolivars (Bs.10.00) (BsF0.01) into (Bs100.00) (BsF0.10) each, as a consequence thereof, a reduction in the number of existing shares. Therefore, shareholders shall have to provide Ten (10) shares of Ten Bolivars (Bs.10.00)(BsF0.01) that currently has to receive one (1) share of One Hundred Bolivars (Bs100.00) (BsF0.10) being thus the capital subscribed and paid in by the company in TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00)(BsF22,941,000.00) divided into Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

One Hundred Bolivars (Bs100.00) (BsF0.10) each, fully subscribed and paid in. Therefore, this entity is herein requested to:

1.- Register with the National Securities Registry Ninety Thousand Five Hundred Seventy-Six (90,576) new shares with par value of Ten Bolivars (Bs.10.00)(BsF0.01) each, as a consequence of the capital increase of Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00)(Bs.F905.76), approved by MANPA Shareholders´ meeting held on November 14, 2007.

2.- Exempt MANPA to prepare the prospectus required to make public offer, as new shares are to be subscribed and paid in by Fundación Carlos Delfino, a company shareholder pursuant to that approved by the Shareholders´ Meeting held on November 14, 2007.

3. – Stamp the marginal note on the National Securities Registry evidencing change of par value of MANPA share from Ten Bolivars (Bs.10.00)(BsF0.01) to One Hundred Bolivars (Bs100.00) (BsF0.10) each, its capital stock then being represented in the amount of Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of One Hundred Bolivars (Bs100.00) (BsF0.10) each, for a total amount of TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00)(BsF22,941,000.00).

4.- Suspension of listing in the Bolsa de Valores de Caracas, C.A. of operations of company shares, for a term of three (3) business days following the Deadline of Transaction with Benefit.

II

As the National Securities and Exchange Commission has evidenced that in this case the provisions of the Capital Market Law and the Standards Related to Public Offer and Primary Placement of Securities and Publicity of Issue have been complied with, in exercising the powers vested upon it by Articles 2, 9 (numbers 6 and 15) 223 and 68 (number 1) of the Capital Market Law in conjunction with Article 21 of the aforementioned Standards:

IT IS HEREIN RESOLVED,

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

1.- Registering with the National Securities and Exchange Commission of Ninety Thousand Five Hundred Seventy-Six (90,576) new registered shares with par value of Ten Bolivars (Bs.10.00)(BsF0.01) each, to be issued due to the increase of the capital stock into Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00)(Bs.F905.76) agreed by MANPA Shareholders´ Meeting held on November 14, 2007.

2.- Exempting MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A. to prepare the prospectus required to make public offer, as new shares are to be subscribed and paid in by Fundación Carlos Delfino, a company shareholder pursuant to that approved by the Shareholders´ Meeting held on November 14, 2007.

3.- Stamping the marginal note on the National Securities Registry evidencing change of par value of share from Ten Bolivars (Bs.10.00)(BsF0.01) to One Hundred Bolivars (Bs100.00) (BsF0.10) each, that MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A. currently has to receive one (1) share of One Hundred Bolivars (Bs100.00) (BsF0.10) each, its capital stock then being represented in the amount of Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of One Hundred Bolivars (Bs100.00) (BsF0.10) each, for a total amount of TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00)(BsF22,941,000.00).

4.- Authorizing suspension of operations at the Bolsa de Valores de Caracas, C.A. of company shares for for a term of three (3) business days following the Deadline of Transaction with Benefit.

5.- Ordering MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A. that once ending the term established to render effective restructuring of shares to submit this Entity the corresponding shareholders list.

6.- Notifying MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A. and BOLSA DE VALORES DE CARACAS, C.A. the provisons agreed in this Resolution pursuant to the provisions of Article 73 of the Organic Law of Administrative Procedures.

Let it be communicated and published,

Fernando J. De Candia Ochoa (signed) Illegible.

President.

Eduardo E. Morales (signed) Illegible.

Director.

Mario R. Dickson Gutierrez (signed) Illegible.

Director

Merafi Gago (signed) Illegible.

Director

José Castro Silva (signed) Illegible.

Director

Lucia Salvatierre F. (signed) Illegible.

Executive Secretary.--

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF PEOPLE'S POWER FOR FINANCES

NATIONAL SECURITIES AND EXCHANGE COMMISSION

The undersigned, Fernando J. De Candia Ochoa, in my capacity as President of the National Securities and Exchange Commission do hereby CERTIFY that the foregoing copy including five (5) useful folios is a true and exact copy of its original which was sent to Official Gazette for its corresponding publication.

Caracas, November 30, 2007.

The President, Fernando J. De Candia Ochoa (signed) Illegible.

Translator's Note: Over the signature there is a round seal that reads as follows: "Bolivarian Republic of Venezuela. Caracas. National Securities and Exchange Commission. Presidency." At the upper right margin of the ten (10) folios originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 December 3 AM 11:27. FILE RECEIVED." --------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 4th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
DEMONSTRATIVE CHART OF MOVEMENT OF CAPITAL STOCKS ACCOUNTS WITH CAPITAL INCREASE PROPOSED BY SPECIAL SHARE HOLDER'S MEETING
INTERIM PRELIMINARY NON - AUDITED
(Stated in bolivars)

	Capital Stock	Capital updating	Capital Stock	Premium on shares issue
BALANCE AT DECEMBER 31, 2006	22,940,094,240	46,692,596,000	69,632,690,240	0
Capital increase to be subscribed by Fundación Carlos Delfino	905,760	0	905,760	13,405,248
BALANCE AFTER CAPITAL INCREASE 2007	22,941,000,000	46,692,596,000	69,633,596,000	13,405,248

Carlos Delfino T. (signed) Illegible.
Chairman

The Capital Stock of the company comprises Bs. 22,940,094,240 of capital stock composed by 2,294,009,424 common shares of Bs. 10 each,

fully subscribed and paid in, registered with the proper authorities, and Bs 46, 692,596,000 of updating capital, in constant currency at December 31, 2001

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046, Caracas 1010-A Venezuel
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2007 DEC -3 AM 11: 27
ARCHIVO
RECIBIDO

Caracas, 30 de noviembre de 2007

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 174-2007 de la Comisión Nacional de Valores de fecha 30 de noviembre de 2007, nos dirigimos a ustedes en la oportunidad de notificarles que la Junta Directiva de esta empresa en su reunión N° 969 de fecha 30 de noviembre de 2007, decidió establecer las fechas de registro y pago de las fracciones de acción y/o canje de las acciones, dando cumplimiento a lo aprobado en fecha 14 de noviembre de 2007 por la Asamblea General Extraordinaria de Accionistas, que aprobó el cambio del valor nominal de las acciones que conforman el capital social de la compañía de Bs. 10,oo a Bs. 100,oo cada una, teniendo los accionistas que entregar diez (10) acciones de Bs. 10,oo cada una para ser canjeadas por una acción de Bs. 100,oo, teniendo derecho al canje de las acciones y al pago de fracciones de acción los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 12 de diciembre de 2007 (Fecha Límite de Transacción con Beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 19 de diciembre de 2007 (Fecha Efectiva de Registro del Beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 05 de diciembre de 2007.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de fracciones de acción.
- Movimiento de las Cuentas del Patrimonio. Cuadro Demostrativo.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

CUADRO DEMOSTRATIVO DE MOVIMIENTO DE LA CUENTA DE CAPITAL SOCIAL CON AUMENTO DE CAPITAL PROPUESTO A LA ASAMBLEA EXTRAORDINARIA DE ACCIONISTAS

INTERINO PRELIMINAR NO AUDITADO
(Expresado en bolívares)

	Capital Social	Actualización de Capital	Capital Social	Prima en emisión de acciones
SALDO AL 31 DE DICIEMBRE DE 2006	22.940.094.240	46.692.596.000	**69.632.690.240**	**0**
Aumento de capital a ser suscrito por la Fundación Carlos Delfino	905.760	0	**905.760**	**13.405.248**
SALDO DESPUES DEL AUMENTO DE CAPITAL 2007	22.941.000.000	46.692.596.000	**69.633.596.000**	**13.405.248**

Carlos Delfino T.
Presidente de la Junta Directiva

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes, y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001.

COMISION NACIONAL
DE VALORES

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. AM 11: 27

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo
RIF: J-00023530-9

ARCHIVO
RECIBIDO

AVISO A LOS ACCIONISTAS

Se participa a los señores accionistas de esta compañía que vista la Resolución N° 174-2007 de la Comisión Nacional de Valores de fecha 30 de noviembre de 2007, la Junta Directiva en su reunión N° 969 de fecha 30 de noviembre de 2007, decidió establecer las fechas de registro y pago de las fracciones de acción y/o canje de las acciones, dando cumplimiento a lo aprobado en fecha 14 de noviembre de 2007 por la Asamblea General Extraordinaria de Accionistas, que aprobó el cambio del valor nominal de las acciones que conforman el capital social de la compañía de Bs. 10,oo a Bs. 100,oo cada una, teniendo los accionistas que entregar diez (10) acciones de Bs. 10,oo cada una para ser canjeadas por una acción de Bs. 100,oo, teniendo derecho al canje de las acciones y al pago de fracciones de acción los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 12 de diciembre de 2007 (Fecha Límite de Transacción con Beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 19 de diciembre de 2007 (Fecha Efectiva de Registro del Beneficio).

El pago de las fracciones de acción será efectuado en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto. Para cualquier información adicional, favor comunicarse por el teléfono (0212) 901.2307.

PENDIENTE EN CASO DE QUE EN LA RESOLUCIÓN SE APRUEBE LA SUSPENSION
Asimismo, la Junta Directiva participa que en la referida Resolución de la Comisión Nacional de Valores, se autorizó la suspensión de las cotizaciones y transacciones de las acciones de la compañía durante los tres (3) días siguientes a la Fecha Límite de Transacción con Beneficio, por lo cual las mismas estarán suspendidas los días 13, 14 y 17 de diciembre de 2007, con el objeto de que la Junta Directiva pueda proceder al cambio del valor nominal de las acciones y al canje de las mismas de acuerdo con lo aprobado por la mencionada Asamblea de Accionistas.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 05 de diciembre 2007

REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA LAS FINANZAS

"TRANSPARENCIA EFECTIVA Y PARTICIPATIVA ...NUESTRO COMPROMISO"

CNV
Comisión Nacional de Valores

PRES-SECE-461-2007 **Presidencia**

Caracas, 30 de noviembre de 2007

Ciudadano
CARLOS DELFINO T.
Presidente de la Junta Directiva de la
Sociedad Mercantil
MANUFACTURAS DE PAPEL C.A.
(MANPA) S.A.C.A.
Presente.

Por medio del presente me dirijo a Usted, con la finalidad de notificarle formalmente el contenido de la Resolución N° 174-2007, emitida por esta Comisión Nacional de Valores, en sesión de Directorio de fecha 30 de noviembre de 2007, a tal efecto, se anexa copia certificada de la misma.

Atentamente,

REPÚBLICA BOLIVARIANA DE VENEZUELA
CARACAS
PRESIDENCIA
Comisión Nacional de Valores

FERNANDO J. DE CANDIA OCHOA
Presidente

FDC/slu
Anexo: Lo Indicado.-

REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA LAS FINANZAS
COMISIÓN NACIONAL DE VALORES

Resolución N° 174-2007
Caracas, 30 de noviembre de 2007
197° y 148°

I

Visto que la sociedad mercantil MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, en lo sucesivo "MANPA", representada en este acto por su Presidente, ciudadano, Carlos E. Delfino T., consignó un escrito ante este Organismo mediante el cual expone que, a los fines de adecuarse a las disposiciones establecidas en el **Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia**, en fecha 14 de noviembre de 2007, la Asamblea de Accionistas de la compañía aprobó en **primer lugar**, la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) (Bs.F 0,01) cada una, como consecuencia de un aumento de capital de Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,00) (Bs.F 905,76) a ser suscritas exclusivamente por la Fundación Delfino, accionista de la compañía y en **segundo lugar**, cambiar el valor nominal de Diez Bolívares (Bs. 10,00) (Bs. F. 0,01) a Cien Bolívares (Bs. 100,00) (Bs.F 0,10) cada una, como consecuencia de esto, la reducción del número de acciones existentes. A tales efectos los accionistas tendrían que entregar Diez (10) acciones de Diez Bolívares (Bs. 10,00) (Bs.F 0,01) que tienen actualmente para recibir una (1) acción de Cien Bolívares (Bs. 100,00) (Bs.F 0,10) quedando por tanto, el capital suscrito y pagado de la sociedad en Veintidós Mil Novecientos Cuarenta y Un Millones de Bolívares

(Bs. 22.941.000.000,00) (Bs.F 22.941.000,00) dividido en Doscientas Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones comunes nominativas, con un valor nominal de Cien Bolívares (Bs. 100,00) (Bs.F 0,10) cada una, totalmente suscritas y pagadas, por tanto, solicita a este Organismo:

1.- La inscripción en el Registro Nacional de Valores de las Noventa Mil Quinientas Setenta y Seis (90.576) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) (Bs.F 0,01) cada una, como consecuencia del aumento de capital de Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,00) (Bs.F 905,76), aprobado por la Asamblea de Accionistas de "MANPA" celebrada el 14 de noviembre de 2007.

2.- Se exima a "MANPA" de elaborar el prospecto requerido para hacer oferta pública, toda vez que las nuevas acciones habrán de ser suscritas y pagadas por la Fundación Carlos Delfino, accionista de la compañía, de acuerdo a lo aprobado en la Asamblea de Accionistas, celebrada el 14 de noviembre de 2007.

3.- Se estampe la nota marginal en el Registro Nacional de Valores haciendo constar el cambio del valor nominal de la acción de Diez Bolívares (Bs. 10,00) (Bs.F 0,01) a Cien Bolívares (Bs. 100,00) (Bs.F 0,10) cada una, de "MANPA", quedando en consecuencia su capital social representado en la cantidad de Doscientas veintinueve millones cuatrocientas diez

(229.410.000) acciones nominativas, con un valor nominal de Cien Bolívares (Bs. 100,00) (Bs.F 0,10) cada una, para un monto total de Veintidós Mil Novecientos Cuarenta y Un Millones de Bolívares (Bs. 22.941.000.000,00) (Bs.F 22.941.000,00).

4.- La suspensión de la cotización en la Bolsa de Valores de Caracas, C.A., de las operaciones de las acciones de la compañía, por un lapso de de tres (3) días hábiles bursátiles siguientes a la fecha Límite de Transacción con Beneficio.

II

Visto que la Comisión Nacional de Valores, ha constatado que en el presente caso, se ha dado cumplimiento a las disposiciones contenidas en la Ley de Mercado de Capitales y a las Normas Relativas a la Oferta Pública y a la Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones, en ejercicio de las facultades conferidas en los artículos 2, 9 (numerales 6 y 15) 23 y 68 (numeral 1) de la Ley de Mercado de Capitales en concordancia con el artículo 21 de las citadas Normas:

RESUELVE,

1.- Inscribir en el Registro Nacional de Valores las Noventa Mil Quinientas Setenta y Seis (90.576) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) (Bs.F 0,01) cada una, a ser emitidas con ocasión del aumento de capital por la cantidad de Novecientos Cinco Mil

Setecientos Sesenta Bolívares (Bs. 905.760,00) (Bs.F 905,76), acordado por la Asamblea de Accionistas de la sociedad mercantil MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, celebrada el 14 de noviembre de 2007.-

2.- Eximir a la sociedad mercantil MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de elaborar el prospecto requerido para hacer oferta pública, toda vez que las nuevas acciones habrán de ser suscritas y pagadas por la Fundación Carlos Delfino, accionista de la compañía, de conformidad con lo aprobado en la Asamblea de Accionistas, celebrada el 14 de noviembre de 2007.

3.- Estampar la nota marginal en el Registro Nacional de Valores haciendo constar el cambio del valor nominal de la acción de Diez Bolívares (Bs.10,00) (Bs.F 0,01) a Cien Bolívares (Bs. 100,00) (Bs.F 0,10) cada una, de la sociedad mercantil MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que tienen actualmente para recibir una (1) acción de Cien Bolívares (Bs. 100,00) (Bs.F 0,10) cada una, quedando en consecuencia su capital social representado en la cantidad de Doscientas Veintinueve Millones Cuatrocientas Diez (229.410.000) acciones comunes nominativas, con un valor nominal de Cien Bolívares (Bs. 100,00) (Bs.F 0,010) cada una, para un monto total de Veintidós Mil Novecientos Cuarenta y Un Millones de Bolívares (Bs. 22.941.000.000,00) (Bs.F 22.941.000,00).

4.- Autorizar la Suspensión de las operaciones en la Bolsa de Valores de Caracas, C.A., de las acciones de la compañía, por un lapso de de tres (3)

REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA LAS FINANZAS
COMISIÓN NACIONAL DE VALORES

días hábiles bursátiles siguientes a la fecha Límite de Transacción con Beneficio.

5.- Ordenar a la sociedad mercantil MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que una vez finalizado el lapso establecido para hacer efectiva la reestructuración de las acciones, presente a este Organismo el listado de accionista correspondiente.

6.- Notificar a las sociedades mercantiles MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., y BOLSA DE VALORES DE CARACAS, C.A., lo acordado en la presente Resolución de conformidad con lo establecido en el artículo 73 de la Ley Orgánica de Procedimientos Administrativos.

Comuníquese y Publíquese,

Fernando J. De Candia Ochoa
Presidente

Eduardo E. Morales
Director

Mario R. Dickson Gutiérrez
Director

Meraff Gago
Director

José Castro Silva
Director

Lucia Salvatierre F.
Secretario Ejecutivo

REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA LAS FINANZAS
COMISION NACIONAL DE VALORES

Quien suscribe, Fernando J. De Candia Ochoa, en mi carácter de Presidente de la Comisión Nacional de Valores CERTIFICO: Que la copia que antecede constante de cinco (05) folios útiles es traslado fiel y exacto de su original el cual fue enviado a la Gaceta Oficial para su respectiva publicación.

Caracas, 30 de noviembre de 2007.

El Presidente

Fernando J. De Candia Ochoa

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:———————————

[Letterhead of MANPA]

Caracas, October 26, 2007.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

Pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 we address you to notify you that the General Shareholders´ Meeting of October 26, 2007 approved decree of special cash dividend of Twenty-Two bolivars (Bs.22.00) per share and delegated to the Board of Directors fixing registration and payment dates.

Likewise, the Board of Directors in its meeting No.967 of this same date resolved fixing registration and payment dates of the aforementioned dividend, which will be paid from November 15, 2007 (effective date of registration with benefit) to those shareholders registered on November 8, 2007 (limit date of transaction with benefit).

The advertisement of dividend will be published in one (1) newspaper of national circulation on October 31, 2007.

The following documents are enclosed hereto:

- Project of advertisement of payment of dividend.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

- Certification of the Minutes of the General Shareholders´ Meeting dated October 26, 2007.
- Certification of Record No.967 of the Board of Directors of October 26, 2007.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

RIF (Tax Identification Number) J-00023530-9

NIT (Tad Identification Number) 000-74648-8

Lawyer Nelly González (address) --

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.967 dated October 26, 2007 decided to set the record date and payment of dividends, giving effect to that approved as of October 26, 2007 by the General Shareholders' Meeting, which decreed an extraordinary cash dividend of Twenty-Two Bolivars (Bs.22.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against to Retained earnings corresponding to the fiscal year ended at December 31, 2006 in favor of shareholders registered on the fifth business day following the publication of the notice in one (1) newspaper of major national circulation, that is, on November 8, 2007 (limit transaction date with benefit), payable on the fifth business day following that date, that is from November 15, 2007 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 31, 2007. (signed) Illegible. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **Special Shareholder's Meeting as of October 26, 2007** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the Twenty-Sixth (26th) day of April of the year Two Thousand Seven (2007) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Nacional and El Universal, dated October 20, 2007 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTICE . Company shareholders are convened for a Special Shareholders´ Meeting to be held on October 26, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purpose: SOLE ITEM: Agreeing upon the special cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders. Company shareholders are informed that the dividends proposal is available at the company office premises. Caracas, October 20, 2007. For THE BOARD OF DIRECTORS. CARLOS DEFLINO T. (signed) Illegible. Chairman.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **two thousand forty-five million two hundred seventy-four thousand nine hundred fourteen (2,045,274,914) shares**, that is, more than **eighty-nine percent (89%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **Sole Item** of the notice – which was read out – that is, **agreeing upon the special cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting to decree a special cash dividend of twenty-two (22) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the "Retained earnings corresponding to the fiscal year ended at December 31, 2006" payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification, payable from the fifth business day following this latter date (effective date of registry with benefit) and to delegate to the Board of Directors fixing the registration and payment dates of shareholders.

The foregoing proposal was submitted to the consideration of the Shareholders´ Meeting and the attending shareholders unanimously approved it. The Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twenty-Sixth (26th) day of October of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/26/2007

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shareholders:	2,294,009,424
Attending Shareholders:	2,045,274,914
% Quorum:	89,157
Total Shareholders Type "A":	2,294,009,424
Total Shareholders Type "A" Attending :	2,045,274,914
% Quorum Type "A"	89,157

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. (signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 26/10/2007

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON	10,000	0.000
BRACHO NOGUERA ALBERTO ACACIO	20,000	0.001
CACERES FLORES JORGE HERNAN	223,000	0.010
DELFINO DE ARISMENDI BEATRIZ	126,000	0.005
DELFINO SUBERO GUSTAVO ANDRES	19	0.000
FEBRES PEREZ JOSE ALBERTO	66,736	0.003
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
HEREDIA JUAN BAUTISTA	100,000	0.004
MUÑOZ DE LEON HELENA MARGARITA	5,500	0.000
REZNICECK WEIRAUCHOVA HANY	2,245,264	0.098

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Total shares represented ===>	6,235,379	0.272
Total shares of quorum === >	2,045,274,914	89.157

MANUFACTURAS DE PAPAEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS E.DELFINO T.

PRESIDENT

(signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 10/26/2007

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
BAPTISTA ZULOAGA LEOPOLDO	**51,021,642**	**2.224**
INVERSIONES SF 118 C.A.	51,021,642	2.224
CUBAS ROMMEL	**36,330**	**0.002**
FONDO DE GARANTIAS Y PROTECCION BAN	30,912	0001
J.D. CORDERO Y ASOC. CASA DE CAMBIO	5,418	0.000
DE DELFINO ADA	**21**	**0.000**
VILLA ROSA HOLDINGS A.V.V.	21	0.000
DELFINO DE A. BEATRIZ	**22**	**0.000**
INVERSIONES 85735, LTD	22	0.000
DELFINO GUSTAVO	**24**	**0.000**
VIRTUOSO HOLDINGS A.V.V	24	0.000
GONZALEZ NELLY	**777.894.648**	**33.953**
ARMANECA BIENES Y RAICES, C.A.	49,847,580	2.173
AÑEZ DELFINO ARNALDO JOSE	10	0.000
AÑEZ DELFINO ARNALDO JOSE	23,172	0.001
BROWN BROTHERS ARRIMAN &Co.	140,000,000	6.103
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CLARIDGE, LTD.	350,000,000	15.257

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,572	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO BERTRAN SILVANA	67,583	0.003
DELFINO GOMEZ VIVIANNE	100,000	0.004
DELFINO THORMAHLEN ALEJANDRO	291,362	0.013
DELFINO THORMAHLEN CARLOS EDUARDO	4,464,200	0.195
DITTMER MANZANO EGBERT	2,777,938	0.121
FUNDACION CARLOS DELFINO	100,511,658	4.381
FUNDACION CARLOS DELFINO	1,485,000	0.065
GOMEZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,425,072	0.062
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 2.2.2., C.A.	49,510	0.002
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES 84709, C.A.	777,793	0.034
INVERSIONES935431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	2,164,400	0.094
INVERSIONES HYADES, C.A.	220,000	0.010
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES KHAFRE, C.A.	1,821,456	0.079

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 10/26/2007

SATACORP PAGE:2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

INVERSIONES TALBOT, C.A.	3,907,906	0.170
INVERSIONES TEDEA, C.A.	84,365	0.004
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030
LARRAZABAL GONZALEZ EDUARDO ELIAS	9,238	0.000
LARRAZABAL GONZALEZ ENRIQUE	15,700	0.001
MADINA INVESTMENTS LTD.	22	0.000
MAURY DE PAPARONI ALICIA	168,750	0.007
MAURY RODRÍGUEZ MARIA EUGENIA	531,100	0.023
MEADOWWEED PTE LTD	43,481,924	1.895
MILANASA LLC	5	0.000
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	905,996	0.039
PAPARONI MICALE JOSE GAETANO	326,994	0.014
PAPARONI SANCHEZ GUSTAVO	2,000	0.000
PAPARONI SANCHEZ SILVIA	12,000	0.001
PULIDO MELCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESUS	13	0.000
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
SANCHEZ DE PERERA SYLVIA MARGARITA	15,500	0.001
SERVICIOS INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
THREE D INTERNATIONAL MARKETING, INC	23	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
IBAÑEZ MANUEL	**10,000**	**0.000**
INVERSORA FERIBASAN, C.A.	5,000	0.000
REPRESENTACIONES REAL TESORO, C.A.	5,000	0,000
PIERALDI ALBERTO	**756,000**	**0.033**

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

PIERALDI HADDAD CARLOS ALBERTO	253,500	0.011
PIERALDI HADDAD GLADIS	502,500	0.022
REINA JANNETE	**1,188,531,796**	**51.810**
BEARS STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VZLA. F.F. DE INV. DE	75,650	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	1,188,456,125	51.807
REZNICEK W. HANY	**18,394,446**	**0.802**
INVERSIONES THOMHAR, C.A.	18,394,446	0.802
TRAVIESO CARLOS	**1,394,606**	**0.061**
TOTAL SHARES REPRESENTED ===>	2,039,039,535	88.885
TOTAL QUORUM SHARES ==>	2,045,274,914	89.157

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 10/26/2007

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON		
Own shares : ⇒	10,000	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	10,000	0.000
BAPTISTA ZULOAGA LEOPOLDO		
Own shares : ⇒	0,000	0.000
Represented shares : ⇒	51,021,642	2.224
Total shares : ⇒	51,021,642	2.224
BRACHO NOGUERA ALBERTO ACACIO		
OWN SHARES : ⇒	20,000	0.001
REPRESENTED SHARES : ⇒	0	0.000
TOTAL SHARES : ⇒	20,000	0.001

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

CACERES FLORES JORGE HERNAN			
Own shares	: ⇒	223,000	0.010
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	223,000	0.010
CUBAS ROMMEL			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	36,330	0.002
Total shares	: ⇒	36,330	0.002
DE DELFINO ADA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	21	0.000
Total shares	: ⇒	21	0.000
DELFINO DE A. BEATRIZ			
Own shares	: ⇒	126,000	0.005
Represented shares	: ⇒	22	0.000
Total shares	: ⇒	126,022	0.005
DELFINO GUSTAVO			
Own shares	: ⇒	19	0.000
Represented shares	: ⇒	24	0.000
Total shares	: ⇒	43	0.000
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	66,736	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	66,736	0.003

MANUFACTURAS DE PAPAEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS E.DELFINO T.

PRESIDENT

(signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 10/26/2007

SATACORP PAGE: 2

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
GOMEZ ARRAIZ ROSA HELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	778,894,648	33.953
Total shares	: ⇒	778,894,648	33.953
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	100,000	0.004
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	100,000	0.004
IBAÑEZ MANUEL			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	10,000	0.000
Total shares	: ⇒	10,000	0.000
MUÑOZ DE LEON HELENA MARGARITA			
Own shares	: ⇒	5,500	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	5,500	0.000
PIERALDI ALBERTO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	756,000	0.033
Total shares	: ⇒	756,0008	0.033
REINA JANNETTE			
Own shares	: ⇒	0	0.000

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Represented shares	: ⇒	1,188,531,796	51.810
Total shares	: ⇒	1,188,531,796	51.810
REZNICEK W. HANY			
Own shares	: ⇒	2,245,264	0.098
Represented shares	: ⇒	18,394,446	0.802
Total shares	: ⇒	20,639,710	0.900
TRAVIESO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,394,606	0.061
Total shares	: ⇒	1,394,606	0.061
General Total shares	: ⇒	2,045,274,914	89.157

(signed) Illegible --

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"Record No.967: As of today, the Twenty-Sixth (26th) day of October of the year Two Thousand Seven there gathered the members of the Board of Directors: Carlos Delfino T.; President; Celestino Martínez P., First Vice-President; Carlos H. Paparoni M., Second Vice-President; Directors: Gustavo Gómez-Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino P. and Fernando Paparoni and Ricardo Delfino Alternate Directors in absence of Alicia Mariela Paparoni and Alfredo Travieso, respectively. Likewise, Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor, were also present.

1) The Board of Directors decided to set November 8, 2007 as the record date (limit date of transaction with benefit) and November 15, 2007 as payment date (limit date for registering the benefit) of the dividend approved by the General Shareholders´ Meeting held on that same date, which decreed an extraordinary cash dividend of Twenty-Two

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Bolivars (Bs.22.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) comprising the current capital stock of this company, with charge against to Retained earnings corresponding to the fiscal year ended at December 31, 2006. Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This certification is issued in Caracas on the Twenty-Sixth (26th) day of October of the year two thousand seven.

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors. --

El Nacional. Caracas, Venezuela. Saturday, October 20, 2007.

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTICE

Company shareholders are informed that the General Shareholders´ Meeting to be held on October 26, 2007 at 12:00 m in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing upon the special cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the dividends proposal is available at the company office premises.

Caracas, October 20, 2007.

For THE BOARD OF DIRECTORS. CARLOS DEFLINO T. (signed) Illegible. Chairman.--

El Universal. Caracas, Venezuela. Saturday, October 20, 2007. Bs1,300 BsF1.30

Year XCVIII No.35302 Legal Deposit PP-190901DF43

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTICE

Company shareholders are informed that the General Shareholders´ Meeting to be held on October 26, 2007 at 12:00 m in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing upon the special cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the dividends proposal is available at the company office premises.

Caracas, October 20, 2007.

For THE BOARD OF DIRECTORS. CARLOS DEFLINO T. (signed) Illegible. Chairman.---

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. October 26 P.M. 3:09. FILE RECEIVED." ----------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 26th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 4012_0
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 26 de octubre de 2007

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Extraordinaria de Accionistas de fecha 26 de octubre de 2007 aprobó el decreto de dividendo extraordinario en efectivo de Veintidós Bolívares (Bs. 22,oo) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Asimismo, la Junta Directiva en su reunión N° 967 de esta misma fecha, resolvió fijar las fechas de registro y pago del dividendo mencionado, el cual será pagadero a partir del 15 de noviembre de 2007 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 08 de noviembre de 2007 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 31 de octubre de 2007.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General de Accionistas de fecha 26 de octubre de 2007.
- Certificación del Acta de Junta Directiva N° 967 de fecha 26 de octubre de 2007.
- Publicación de la Convocatoria a la Asamblea.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

RIF-J-00023530-9
NIT-000-74648-7-8

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 967 de fecha 26 de octubre de 2007 decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 26 de octubre de 2007 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de Veintidós Bolívares (Bs. 22,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas al 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 08 de noviembre de 2007 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 15 de noviembre de 2007 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004

Caracas, 31 de octubre de 2007

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 4012[illegible]0
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2007 OCT 26 PM 3:10

RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Extraordinaria de Accionistas de fecha 26 de octubre de 2007**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **veintiséis (26) de octubre del año dos mil siete, siendo las 12:00 m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 20 de octubre de 2007, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. *CONVOCATORIA.* Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 26 de octubre de 2007, a las 12 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía. Caracas, 20 de octubre de 2007. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **dos mil cuarenta y cinco millones doscientos setenta y cuatro**

MANPA

mil novecientos catorce (2.045.274.914) acciones, o sea, más del **ochenta y nueve por ciento (89%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T. declaró constituida la misma y se procedió a considerar el **Unico Punto de la convocatoria** – la cual fue leída -, o sea, ***Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas***. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: La Junta Directiva propone decretar un dividendo extraordinario en efectivo de Veintidós Bolívares (Bs. 22,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la "Cuenta Utilidades Retenidas al 31 de diciembre de 2006", a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente a la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio), y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Sometida a consideración de la Asamblea la proposición anterior, resultando aprobada por unanimidad por los accionistas presentes. Asimismo, la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintiséis (26) días del mes de octubre del año dos mil siete.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP.

FECHA : 26/10/2007
HORA : 12:19:53

COMISION NACIONAL DE VALORES
2007 OCT 26 PM 3:10
ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL, C.A.
Estado del Quorum
Extraordinaria

Total Accs.	:	2.294.009.424
Accs. Pres.	:	2.045.274.914
% Quroum	:	89,157

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	2.045.274.914
% Quroum Tipo "A"	:	89,157

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 26/10/2007
PAGINA: 1

COMISION NACIONAL DE VALORES

MANUFACTURAS DE PAPEL, C.A.
Presentes

2007 OCT 26 PM 3:10
ARCHIVO RECIBIDO

Nombre Accionista	Cant. Acciones	
ABRAHIM KATOON HAROON	10.000	0,000
BRACHO NOGUERA ALBERTO ACACIO	20.000	0,001
CACERES FLORES JORGE HERNAN	223.000	0,010
DELFINO DE ARISMENDI BEATRIZ	126.000	0,005
DELFINO SUBERO GUSTAVO ANDRES	19	0,000
FEBRES PEREZ JOSE ALBERTO	66.736	0,003
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
HEREDIA JUAN BAUTISTA	100.000	0,004
MUNOZ DE LEON HELENA MARGARITA	5.500	0,000
REZNICEK WEIRAUCHOVA HANY	2.245.264	0,098
Total Acciones Representadas =>	6.235.379	0,272
Total Acciones del Quorum =>	2.045.274.914	89,157

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA : 26/10/2007
SATACORP — PAGINA: 1

MANUFACTURAS DE PAPEL, C.A.
Representantes / Apoderados (Detallado)

COMISION NACIONAL DE VALORES
ARCHIVO RECIBIDO

Nombre Accionista	Cant. Acciones	%
BAPTISTA ZULOAGA LEOPOLDO	**51.021.642**	**2,224**
INVERSIONES SF118 C.A.	51.021.642	2,224
CUBAS ROMMEL	**36.330**	**0,002**
FONDO DE GARANTIAS Y PROTECCION BAN	30.912	0,001
J.D. CORDERO Y ASOC.CASA DE CAMBIO	5.418	0,000
DE DELFINO ADA	**21**	**0,000**
VILLA ROSA HOLDINGS A.V.V.	21	0,000
DELFINO DE A. BEATRIZ	**22**	**0,000**
INVERSIONES 85735, LTD	22	0,000
DELFINO GUSTAVO	**24**	**0,000**
VIRTUOSO HOLDINGS A.V.V.	24	0,000
GONZALEZ NELLY	**778.894.648**	**33,953**
ARMANECA BIENES Y RAICES, C.A.	49.847.580	2,173
AßEZ DELFINO ARNALDO JOSE.	10	0,000
A‡EZ DELFINO ARNALDO JOSE	23.172	0,001
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CLARIDGE, LTD.	350.000.000	15,257
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO BERTRAN SILVANA	67.583	0,003
DELFINO GOMEZ VIVIANNE	100.000	0,004
DELFINO THORMAHLEN ALEJANDRO	291.362	0,013
DELFINO THORMAHLEN CARLOS EDUARDO	4.464.200	0,195
DITTMER MANZANO EGBERT	2.777.938	0,121
FUNDACION CARLOS DELFINO	100.511.658	4,381
FUNDACIШN CARLOS DELFINO	1.485.000	0,065
GOMEZ DE ROMERO SYLVIA HELENA	88.452	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.425.072	0,062
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 2.2.2., C.A.	49.510	0,002
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES 84709 C.A. .	777.793	0,034
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	2.164.400	0,094
INVERSIONES HYADES, C.A.	220.000	0,010
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES KHAFRE, C.A.	1.821.456	0,079

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 26/10/2007
SATACORP PAGINA: 2

COMISION NACIONAL DE VALORES
2007 OCT 26 PM 3:58
ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL, C.A.
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES TEDEA C.A. .	84.365	0,004
INVERSIONES VEIQUEVE, S.A	127.600	0,006
INVERSORA 3-10-64, C.A.	423.150	0.018
INVERSORA CONDEISA, C.A.	682.080	0,030
LARRAZABAL GONZALEZ EDUARDO ELIAS	9.238	0,000
LARRAZABAL GONZALEZ ENRIQUE	15.700	0,001
MADINA INVESTMENTS LTD.	22	0.000
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA EUGENIA	531.100	0,023
MEADOWWEED PTE LTD	43.481.924	1,895
MILANASA LLC	5	0.000
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	905.996	0,039
PAPARONI MICALE JOSE GAETANO	326.994	0,014
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001
PULIDO MELCAN TIBISAY VICTORIA	13.000	0,001
RAMIREZ ORTIZ ANGEL JESUS	13	0,000
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0,001
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
THREE D INTERNATIONAL MARKETING,INC	23	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
IBAÑEZ MANUEL	**10.000**	**0,000**
INVERSORA FERIBASAN,C.A. .	5.000	0,000
REPRESENTACIONES REAL TESORO,C.A. .	5.000	0,000
PIERALDI ALBERTO	**756.000**	**0,033**
PIERALDI HADDAD CARLOS ALBERTO	253.500	0,011
PIERALDI HADDAD GLADYS	502.500	0,022
REINA JANNETTE	**1.188.531.796**	**51,810**
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	75.650	0,003
NATSCUMCO(NOMINEE FOR CITIBANK NA	1.188.456.125	51,807
REZNICEK HANY	**18.394.446**	**0,802**
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
Total Acciones Representadas =	2.039.039.535	88,885
Total Acciones del Quorum =	2.045.274.914	89,157

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 26/10/2007
PAGINA: 1

MANUFACTURAS DE PAPEL, C.A.
Especial

COMISION NACIONAL DE VALORES
2007 OCT 29
ARCHIVO RECIBIDO

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
BAPTISTA ZULOAGA LEOPOLDO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	51.021.642	2,224
	Total Acciones	:=>	51.021.642	2,224
BRACHO NOGUERA ALBERTO ACACIO				
	Acciones Propias	:=>	20.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	20.000	0,001
CACERES FLORES JORGE HERNAN				
	Acciones Propias	:=>	223.000	0,010
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	223.000	0,010
CUBAS ROMMEL				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	36.330	0,002
	Total Acciones	:=>	36.330	0,002
DE DELFINO ADA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	21	0,000
	Total Acciones	:=>	21	0,000
DELFINO DE A. BEATRIZ				
	Acciones Propias	:=>	126.000	0,005
	Acciones Representadas	:=>	22	0,000
	Total Acciones	:=>	126.022	0,005
DELFINO GUSTAVO				
	Acciones Propias	:=>	19	0,000
	Acciones Representadas	:=>	24	0,000
	Total Acciones	:=>	43	0,000
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	66.736	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	66.736	0,003

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 26/10/2007
PAGINA: 2

MANUFACTURAS DE PAPEL, C.A.
Especial

Nombre Accionista			Cant. Acciones	%
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>		0,000
	Total Acciones	:=>	3.438.860	0,150
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	778.894.648	33,953
	Total Acciones	:=>	778.894.648	33,953
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
IBAÑEZ MANUEL				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	10.000	0,000
	Total Acciones	:=>	10.000	0,000
MUNOZ DE LEON HELENA MARGARITA				
	Acciones Propias	:=>	5.500	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	5.500	0,000
PIERALDI ALBERTO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	756.000	0,033
	Total Acciones	:=>	756.000	0,033
REINA JANNETTE				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.188.531.796	51,810
	Total Acciones	:=>	1.188.531.796	51,810
REZNICEK HANY				
	Acciones Propias	:=>	2.245.264	0,098
	Acciones Representadas	:=>	18.394.446	0,802
	Total Acciones	:=>	20.639.710	0,900
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
	Total Acciones General	:=>	2.045.274.914	89,157

ARCHIVO RECIBIDO

AGENTE DE TRASPASO

MANPA

COMISIÓN NACIONAL DE VALORES

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta Nº 967**: Hoy, veintiseis (26) de octubre del año dos mil siete, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni M., Segundo Vice-Presidente; los Directores: Gustavo Gómez-Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio D., Julio Bustamante, Elena Delfino P. y los Directores Suplentes: Fernando Paparoni y Ricardo Delfino, en ausencia de Alicia Mariela Paparoni, y Alfredo Travieso P., respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

1. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 08 de noviembre de 2007 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de noviembre de 2007, del dividendo aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de veintidós bolívares (Bs. 22,00) por acción, para cada una de las Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Retenidas correspondientes al ejercicio finalizado el 31 de diciembre de 2006. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

Certificación que expido en Caracas a los veintiseis (26) días del mes de octubre del año dos mil siete.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

EL NACIONAL
CARACAS-VENEZUELA sábado 20 de octubre de 2007

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará **el día 26 de octubre de 2007, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO

Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía.

Caracas, 20 de octubre de 2007

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

EL UNIVERSAL
PORQUE DECIDES A DIARIO
CARACAS, VENEZUELA • SÁBADO 20 DE OCTUBRE DE 2007 • Bs 1.300 | BsF 1,30 • AÑO XCVIII • Nº 35.302 • DEPÓSITO LEGAL PP-190901DF43

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará **el día 26 de octubre de 2007, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO

Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía.

Caracas, 20 de octubre de 2007

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, November 15, 2007.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

We are pleased to address you in order to request please to stamp the marginal note to the National Securities Registry in regard to par value of shares amounting from Ten Bolivars (Bs.10.00) to One Hundred Bolivars (Bs.100.00) each, as approved by the Special Shareholders' Meeting of my principal held on November 14, 2007 in order to facilitate capital conversion of the company into Strong Bolivars pursuant to the Currency Restructuring Law and other Regulations issued by the Venezuelan Central Bank on this matter.

For such purposes, shareholders would have to provide 10 shares of Bs.10.oo out of those currently owned to receive one (1) share of Bs.100.00. Thus, the company capital stock would amount to Bs.22,941,000,000.00 represented by 229,410,000 shares with a par value of Bs.100.00.

Share portions resulting from the par value that remained in power of shareholders would be also allocated to the known Fundación Carlos Delfino, a non-profit institution of

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

this domicile and shareholder of the company, applying Resolution 110-2204 of the National Securities and Exchange Commission referred to Dividends, establishing by advertisement published in newspaper the Limit date of Transaction with Benefit and the Effective Date of Registration of Benefit, being the value to pay fractions that determined by the weighted average of operations carried out at the Caracas Stock Exchange with company shares on the Limit Date of Transaction with Benefit or, in turn, the last value of the day prior that date in which stock operations were made with such shares.

Likewise, the Board of Directors was delegated to authorize fixing Limit Date of Transaction with benefit (Registry Date) and the Effective Date of Registration of Benefit (Payment Date) to swap current shares for new shares and to pay the corresponding share portions, which would be made once Resolution by the National Securities and Exchange Commission is obtained about registration with the National Securities Registry of the new shares comprising the capital subscribed and paid in by the company and the par value of them.

In virtue thereof the text of Clause No.4 of the Articles of Incorporation/By-laws related to capital stock is drawn up as follows:

Clause No.4.- The authorized capital stock of the company amounts to FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY-TWO MILLION BOLIVARS (Bs.45,882,000,000.00). Capital subscribed and paid in amounts to TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00) divided into Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of ONE HUNDRED BOLIVARS (Bs.100.00) each, fully subscribed and paid in, which grant their holders equal rights.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

RIF (Tax Identification Number) J-00023530-9

NIT (Tad Identification Number) 000-74648-8

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

Lawyer Nelly González (address) --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000,000.00

Subscribed Capital Bs.22,941,000,000.00

Capital Paid-in Bs. 22,941,000,000.00

BOND No. (blank) FOR (blank) shares

This bond proves that (blank) owns (blank) shares of the company Manufacturas de Papel, C.A. (Manpa) S.A.C.A., domiciled in Caracas. The authorized capital of the company amounts to ***Forty-Five Thousand Eight Hundred Eighty-Two Million Bolivars (Bs.45,882,000,000.00).*** *The subscribed capital of the company amounts to* ***Twenty-Two Thousand Nine Hundred Forty-One Million Bolivars*** **(Bs. 22,941,000,000.00)** *divided into* ***Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000)*** *registered shares fully paid of one hundred bolivars (Bs.100.oo) each, which grant their owners equal rights. The duration of the company is until December 31, 2051. The company was registered with the Court of First Instance in Commercial Matters of the Federal District on March 31, 1950 under No.379, Volume 1-B of the Commercial Registry Office. Amendments to its Articles of Incorporation and By-Laws are registered with the Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State, being its last amendment registered on (blank) under No. (blank), Volume (blank)Pro. The General Shareholders´ Meeting will convene within the one hundred twenty (120) days following the corresponding regling of accounts to be made on December 31 of each year.*

Caracas, (blank) 2007.

Director (blank).

Director (blank).---

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Minutes herein below transcribed is a true and exact copy of its original, **Special Shareholder's Meeting as of November 14, 2007** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the **Fourteenth (14th) day of November of the year Two Thousand Seven** there gathered the shareholders of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.** specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Nacional and El Universal, dated November 8, 2007 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 RIF (Tax Information Registry) J-00023530-9 *NOTICE* . Company shareholders are convened for a Special Shareholders´ Meeting to be held on November 14, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes: 1) Considering and resolving about a capital increase of the company amounting to Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00) by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a company shareholder, in order to adapt the capital stock to the provisions set forth in the Decree-Law with Rank, Value and Force of Currency Restructuring Law and other resolutions issued by the Venezuelan Central Bank ruling this matter; 2) Considering and resolving about modifying the par value of shares and, if the proposal is approved, determining the policy of applicable share portions, delegating to the Board of Directors fixing registration dates (limit date of transaction with benefit) and payment dates (effective date of registration with benefit); 3) If the foregoing items are approved, considering updating the Authorized Capital of the company as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in; 4) If the foregoing items are approved, amending Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock. Shareholders are herein informed that

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

the documents referred to in this notice have been at their request at the office premises of the company since the publication date of this notice. Caracas, November 8, 2007. For THE BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman.

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **one thousand nine hundred five million six hundred ninety-three thousand eight hundred forty-three (1,905,693,843)** shares, that is, more than eighty-three percent (83%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, Considering and resolving about a capital increase of the company amounting to Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00) by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a company shareholder, in order to adapt the capital stock to the provisions set forth in the Decree-Law with Rank, Value and Force of Currency Restructuring Law and other resolutions issued by the Venezuelan Central Bank ruling this matter

Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting to increase its capital stock in Bs.905,760,00 in order to carry the current capital stock from the current Bs.22,940,094,240.00 to Bs.22,941,000,000.00 by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) new shares with par value of Ten Bolivars (Bs.10.00) each that would be subscribed and paid in by FUNDACIÓN CARLOS DELFINO, a non-profit organization of this domicile, and shareholder of the company, to facilitate capital conversion of the company into Strong Bolivars, pursuant to the Currency Restructuring Law and to the Regulations issued by the Venezuelan Central bank ruling that matter. Such increase shall be paid at the weighted average value of the operations carried out by the Caracas Stock Exchange with company shares at the date of entering into this Shareholders´ Meeting, or in turn, at the value of the last day prior the date in which the Stock Exchange operations with such shares were carried out.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

As a consequence of this capital increase the company capital subscribed and paid in would become TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00), divided into TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00) divided into Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of TEN BOLIVARS (Bs.10.00) each, fully subscribed and paid in. In this connection, Lic. Carlos Delfino T., President of Fundación Carlos Delfino, used his right to speak and declared to agree with subscription of shares from capital increase in the aforementioned conditions.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Immediately, the **Second Item of the notice** was considered, that is, Considering and resolving about modifying the par value of shares and, if the proposal is approved, determining the policy of applicable share portions, delegating to the Board of Directors fixing registration dates (limit date of transaction with benefit) and payment dates (effective date of registration with benefit). Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting to change the par value of the share from Ten Bolivars (Bs.10.00) to One Hundred Bolivars (Bs.100.00) each, and as a consequence thereof reduction in the number of existing shares would facilitate conversion of company capital to Strong Bolivars, pursuant to the aforementioned Currency Restructuring Law. Therefore, shareholders would have to provide 10 shares of Bs.10.oo out of those currently owned to receive one (1) share of Bs.100.00. Thus, the company capital stock would amount to Bs.22,941,000,000.00 represented by 229,410,000 shares with a par value of Bs.100.00.

Share portions resulting from the par value that remained in power of shareholders would be also allocated to the known Fundación Carlos Delfino, a non-profit institution of this domicile and shareholder of the company, applying Resolution 110-2204 of the National Securities and Exchange Commission referred to Dividends, establishing by advertisement published in newspaper the Limit date of Transaction with Benefit and the

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Effective Date of Registration of Benefit, being the value to pay fractions that determined by the weighted average of operations carried out at the Caracas Stock Exchange with company shares on the Limit Date of Transaction with Benefit or, in turn, the last value of the day prior that date in which stock operations were made with such shares.

Likewise, we do hereby ask the Board of Directors to be delegated authorization for fixing the Limit Date of Transaction with benefit (Registry Date) and the Effective Date of Registration of Benefit (Payment Date) to swap current shares for new shares and to pay the corresponding share portions, and to be empowered to carry out all the relevant formalities to comply with that approved by the Meeting.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders in regard to change of par value and delegation of powers to the Board of Directors. In regard to direct appointing to FUNDACIÓN CARLOS DELFINO the share portions by absolute majority of attending shareholders, the representative of the Bank Deposit Guarantee Fund (FOGADE) and that of J.D. CORDERO Y ASOCIADOS CASA DE CAMBIO, C.A. declared its vote against it, in virtue of the provisions of the General Bank Law and other Financial Institutions and other regulations ruling such entity.

Next, the **Third Item of the notice** was considered, that is, If the foregoing items are approved, considering updating the Authorized Capital of the company as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting to update the authorized capital stock of the company, in virtue of the capital increase to double the capital subscribed and paid in as a result from approving the foreign items.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fourth Item of the notice** was considered, that is, If the foregoing items are approved, amending Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock. Carlos Delfino T. used his right to speak and read

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting that in view of approval of the foregoing items to amend Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock, which would read as follows:

Clause No.4.- The authorized capital stock of the company amounts to FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY-TWO MILLION BOLIVARS (Bs.45,882,000,000.00). Capital subscribed and paid in amounts to TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00) divided into Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of ONE HUNDRED BOLIVARS (Bs.100.00) each, fully subscribed and paid in, which grant their holders equal rights.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Likewise, the Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders. (signed) Illegible"

This certification is issued in the city of Caracas, on the Fourteenth (14th) day of November of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 11/14/2007

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Special

Total Shareholders: 2,294,009,424

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Attending Shareholders:	1,905,693,843
% Quorum:	83,073
Total Shareholders Type "A":	2,294,009,424
Total Shareholders Type "A" Attending :	1,905,693,843
% Quorum Type "A"	83,073

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. (signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: Ilegible

Ilegible PAGE: Ilegible

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFINA	2,618,940	0.114
BRACHO NOGUERA ALBERTO ACACIO	20,000	0.001
DELFINO PARRA ELENA	30,682	0.001
DELFINO PARRA ELENA MARGARITA	460,490	0.020
FEBRES PEREZ JOSE ALBERTO	171,736	0.007
GARCIA RODRÍGUEZ LEONARDO	34,600	0.002
HEREDIA JUAN BAUTISTA	100,000	0.004
MUÑOZ DE LEON HELENA MARGARITA	5,500	0.000
SOTO APONE PEDRO JOSE	63,800	0.003
Total shares represented ===>	3,515,748	0.153
Total shares of quorum === >	1,905,693,843	83.073

MANUFACTURAS DE PAPAEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS E.DELFINO T.

PRESIDENT

(signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 11/14/2007

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
CUBAS ROMMEL	**36,330**	**0.002**
FONDO DE GARANTIAS Y PROTECCION BAN	30,912	0001
J.D. CORDERO Y ASOC. CASA DE CAMBIO	5,418	0.000
DE RODRÍGUEZ HAYDEE	**1,000**	**0.000**
RODRÍGUEZ ALVAREZ ALEJANDRO	1,000	0.000
GONZALEZ NELLY	**648,373,478**	**28.264**
AÑEZ DELFINO ARNALDO JOSE	23,1872	0.001
BROWN BROTHERS ARRIMAN &Co.	140,000,000	6.103
CAPIELO RAYMOND SANIA CELINA	990	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
CLARIDGE, LTD.	350,000,000	15.257
DELFINO PARRA DE RUBARTELLI MARIANA	2,001,050	0.087
DELFINO THORMAHLEN CARLOS EDUARDO	4,464,200	0.195
DITTMER MANZANO EGBERT	2,777,938	0.121
FIORAVANTI DE SANCTIS MARINA FELICI	2,000	0.000
FUNDACION CARLOS DELFINO	100,511,658	4.381
FUNDACION CARLOS DELFINO	1,485,000	0.065
GOMEZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,425,072	0.062
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 2.2.2., C.A.	49,510	0.002
INVERSIONES 218177, C.A.	3,000,000	0.131

INVERSIONES 84709, C.A.	777,793	0.034
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	2,164,400	0.094
INVERSIONES HYADES, C.A.	220,000	0.010
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TEDEA, C.A.	84,365	0.004
INVERSIONES TOMHAR, C.A.	18,394,446	0.802
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
LARRAZABAL GONZALEZ EDUARDO ELIAS	9,238	0.000
LEIZAOLA LARTITEGUI IÑAKI	656,000	0.029
LOVERA VEGAS JUAN ANTONIO	5,000	0.000
MADINA INVESTMENTS LTD	22	0.000
MAGUHN TOLEDO MARIA ALEJANDRA	5,000	0.000
PAPARONI MAURY CARLOS HENRIQUE JOSE	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	905,996	0.039
PAPARONI MICALE JOSE GAETANO	326,994	0.014
PAPARONI SANCHEZ GUSTAVO	2,000	0.000
PAPARONI SANCHEZ SILVIA	12,000	0.001

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 11/14/2007

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
PARRA PARDI MARIA ELENA	47,696	0.002
PULIDO MERCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESÚS	13	0.000
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

SANCHEZ DE PERERA SYLVIA MARGARITA	16,500	0.001
THREE D INTERNATIONAL MARKETING, INC	23	0.000
GONZALEZ NORA	1,252,371,802	54.593
ATTICUS EMERGING MARKETS FUNDS, LTD	19,723,031	0.860
BEAR STEARNS SECURITIES CORP.	21	0.000
FONDO MUTUAL DE VZLA. F.F. DE INV. DE	75,650	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	1,232,573,100	53.730
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
TOTAL SHARES REPRESENTED ===>	1,902,177,216	82.919
TOTAL QUORUM SHARES ==>	1,905,693,843	83.073

MANUFACTURAS DE PAPAEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS E.DELFINO T.

PRESIDENT

(signed) Illegible. ---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 11/14/2007

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ABRAHIM KATOON HAROON			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
BRACHO NOGUERA ALBERTO ACACIO			
OWN SHARES	: ⇒	20,000	0.001
REPRESENTED SHARES	: ⇒	0	0.000

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

TOTAL SHARES	: ⇒	20,000	0.001
CUBAS ROMMEL			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	36,330	0.002
Total shares	: ⇒	36,330	0.002
DE RODRÍGUEZ HAYDEE			
Own shares	: ⇒	2,618,940	0.114
Represented shares	: ⇒	1,000	0.000
Total shares	: ⇒	2,619,940	0.114
DELFINO PARRA ELENA			
Own shares	: ⇒	491,172	0.021
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	491,172	0.021
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	171,736	0.007
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	171,736	0.007
GARCIA RODRIGUEZ LEONARDO			
Own shares	: ⇒	34,600	0.002
Represented shares	: ⇒	0	0,000
Total shares	: ⇒	34,600	0,002
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	648,373,478	28.264
Total shares	: ⇒	648,373,478	28.264
GONZALEZ NORA			
Own shares	: □	0	0.000
Represented shares	: □	1,252,371,802	54.593
Total shares	: □	1,252,371.802	54.593

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL — DATE: 11/14/2007

SATACORP — PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
HEREDIA JUAN BAUTISTA		
Own shares : ⇒		
Represented shares : ⇒	100,000	0.004
Total shares : ⇒	0	0.000
	100,000	0.004
MUÑOZ DE LEON HELENA MARGARITA		
Own shares : ⇒	5,500	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	5,500	0.000
SOTO APONTE PEDRO JOSE		
Own shares : ⇒	63,800	0.003
Represented shares : ⇒	0	0.000
Total shares : ⇒	63,800	0.003
TRAVIESO CARLOS		
Own shares : ⇒	0	0.000
Represented shares : ⇒	1,394,606	0.061
Total shares : ⇒	1,394,606	0.061
General Total shares : ⇒	1,905,692,964	83.073

(signed) Illegible --

MANUFACTURAS DE PAPAEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS E.DELFINO T.

PRESIDENT

(signed) Illegible.

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. November 16 P.M. 2:01. FILE RECEIVED." ------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 28th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 · 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 · 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 40135? · 401341
U.E.N. Planta Bolsas
Teléfonos (043) 4?1100 · 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 · 401220
(02) 2397461 · 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 · 332405 · 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 · 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2007 NOV 16 PM 2:01
ARCHIVO
RECIBIDO

Caracas, 15 de noviembre de 2007

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Tenemos a bien dirigirnos a ustedes en la oportunidad de solicitar se estampe la nota marginal en el Registro Nacional de Valores referente al cambio del valor nominal de las acciones de Diez Bolívares (Bs. 10,oo) a Cien Bolívares (Bs. 100,oo) cada una, de acuerdo con lo aprobado por la Asamblea General Extraordinaria de Accionistas de mi representada celebrada el día 14 de noviembre de 2007, con el objeto de facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia.

A tales efectos, los accionistas tendrían que entregar 10 acciones de Bs. 10,oo de las que tienen actualmente para recibir una (1) acción de Bs.100,oo, así el capital de la compañía quedaría en Bs. 22.941.000.000,oo, representado en 229.410.000 acciones con valor nominal de Bs. 100,oo.

Las fracciones de acción resultantes del cambio del valor nominal que queden en poder de los accionistas serían asignadas igualmente a la referida Fundación Carlos Delfino, institución benéfica de este domicilio y accionista de la compañía, aplicando la Resolución 110-2004 de la Comisión Nacional de Valores referida a los Dividendos, estableciéndose mediante aviso publicado en prensa la Fecha Límite de Transacción con Beneficio y la Fecha Efectiva de Registro del Beneficio, siendo el valor para el pago de las fracciones el determinado por el promedio ponderado de la operaciones realizadas en la Bolsa de Valores de Caracas con acciones de la compañía en la fecha Límite de Transacción con Beneficio, o, en su defecto, al valor del último día anterior a esa fecha en que se realizaron operaciones de Bolsa con dichas acciones.

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

MANPA

COMISION NACIONAL DE VALORES

Asimismo, se delegó en la Junta Directiva la autorización de fijar la Fecha Límite de Transacción con Beneficio (Fecha de Registro) y la Fecha Efectiva de Registro del Beneficio (Fecha de Pago) para el canje de las acciones actuales por las nuevas y el pago de las fracciones de acción correspondiente, lo cual se efectuará una vez obtenida la Resolución de la Comisión Nacional de Valores sobre la inscripción en el Registro Nacional de Valores del nuevo número de acciones que componen el capital social suscrito y pagado de la compañía y del valor nominal de las mismas.

ARCHIVO RECIBIDO

En virtud de lo antes señalado el texto de la Cláusula N° 4 del Documento Constitutivo-Estatutos relativa al Capital Social, queda redactada así:

Cláusula N° 4.- El capital autorizado de la Sociedad es de CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA Y DOS MILLONES DE BOLIVARES (Bs. 45.882.000.000,oo). El capital suscrito y pagado es de VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLÍVARES (Bs. 22.941.000.000,oo), dividido en Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones comunes nominativas con valor nominal de CIEN BOLIVARES (Bs. 100,oo) cada una, totalmente suscritas y pagadas, que otorgan a sus poseedores iguales derechos.

Sin más a que hacer referencia nos despedimos de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
...sidente

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.882.000.000,oo
Capital Suscrito: Bs. 22.941.000.000,oo
Capital Pagado: Bs. 22.941.000.000,oo

TITULO N° ***POR*** *Acciones*

*Este título acredita que **
es propietario de *** acciones
de la sociedad mercantil **Manufacturas de Papel, C.A. (MANPA), S.A.C.A.**, domiciliada en Caracas. El capital autorizado de la compañía es **Cuarenticinco Mil Ochocientos Ochenta y Dos Millones de Bolívares (Bs. 45.882.000.000,oo).** El capital suscrito de la compañía es de **Veintidós Mil Novecientos Cuarenta y Un Millones de Bolívares (Bs. 22.941.000.000,oo)**, dividido en Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones comunes nominativas totalmente pagadas de CIEN BOLIVARES (Bs. 100,oo) cada una, que otorgan a sus poseedores iguales derechos. La duración de la compañía es hasta el 31 de diciembre del año 2.051. Fue inscrita en el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B del Registro de Comercio. Las reformas de su Documento Constitutivo y Estatutos están inscritas en el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda, siendo la última la registrada el de de , bajo el N° , Tomo Pro. La Asamblea Ordinaria de Accionistas se reunirá dentro de los ciento veinte (120) días siguientes al respectivo corte de cuentas, que se efectuará el día 31 de Diciembre de cada año.*

Caracas, ____ de ________ de 2007

______________________ ______________________

Director ***Director***

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas de fecha 14 de noviembre de 2007**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, catorce (14) de noviembre del año dos mil siete, siendo las 12:00 m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 08 de noviembre de 2007, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. RIF: J-00023530-9. *CONVOCATORIA.* Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 14 de noviembre de 2007, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1. Considerar y resolver sobre un aumento de capital social de la compañía en Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,oo), mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, el cual sería suscrito y pagado por la Fundación Carlos Delfino, accionista de la compañía, a los fines de adecuar el Capital Social a las disposiciones establecidas en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia. 2. Considerar y resolver sobre la modificación del valor nominal de la acción y en caso de ser aprobada la propuesta determinar la política de fracciones de acción aplicable, delegando en la Junta Directiva la fijación de las fechas de registro (fecha límite de transacción con beneficio) y pago (fecha efectiva de registro del beneficio). 3. En caso de ser aprobados los puntos anteriores, considerar la actualización del Capital Autorizado de la compañía, en su condición de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4. En caso de ser aprobados los puntos anteriores, modificar la Cláusula N° 4 del Documento Constitutivo-Estatutos de la compañía, referente al Capital Social. Se participa a los señores accionistas que los documentos a que se refiere

esta convocatoria están a su disposición en las oficinas de la compañía a partir de la fecha de publicación de la misma. Caracas, 08 de noviembre de 2007. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran en el listado anexo a la presente Acta y que forma parte de la misma, quienes se presentaron de forma personal y/o con cartas poderes, los cuales representan **Un Mil Novecientos Cinco Millones Seiscientos Ochenta y Tres Mil Ochocientas Cuarenta y Tres (1.905.693.843)** acciones, o sea, más del **ochenta y tres por ciento (83%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, Considerar y resolver sobre un aumento de capital social de la compañía en Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,oo), mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, el cual sería suscrito y pagado por la Fundación Carlos Delfino, accionista de la compañía, a los fines de adecuar el Capital Social a las disposiciones establecidas en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia.

Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea aumentar el capital social en Bs. 905.760,oo para llevar el capital social actual de Bs. 22.940.094.240,oo a Bs. 22.941.000.000,oo, mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) nuevas acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, que serían suscritas y pagadas por la FUNDACIÓN CARLOS DELFINO, institución benéfica de este domicilio, y accionista de la compañía, para facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria y a las Resoluciones emanadas del Banco Central de Venezuela que rigen la materia. Dicho aumento sería pagado al valor del promedio ponderado de las operaciones realizadas en la Bolsa de Valores de Caracas con acciones de la compañía a la fecha de la celebración de la presente Asamblea, o, en su defecto al valor del último día anterior a esa fecha en que se realizaron operaciones de Bolsa con dichas acciones.

Como consecuencia de este aumento el capital suscrito y pagado de la compañía quedaría en VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLÍVARES (Bs. 22.941.000.000,oo), dividido en Dos Mil Doscientos Noventa y Cuatro Millones Cien Mil (2.294.100.000) acciones comunes nominativas con valor nominal de DIEZ BOLIVARES (Bs. 10,00) cada una, totalmente suscritas y pagadas. En este sentido tomó la palabra el Lic.

MANPA

Carlos Delfino T., Presidente de la Fundación Carlos Delfino y manifestó estar conforme con la suscripción de las acciones producto del aumento de capital en las condiciones antes mencionadas.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, Considerar y resolver sobre la modificación del valor nominal de la acción y en caso de ser aprobada la propuesta determinar la política de fracciones de acción aplicable, delegando en la Junta Directiva la fijación de las fechas de registro (fecha límite de transacción con beneficio) y pago (fecha efectiva de registro del beneficio).

Tomó la palabra Carlos Delfino y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea el cambio del valor nominal de la acción de Diez Bolívares (Bs. 10,oo) a Cien Bolívares (Bs. 100,oo) cada una y como consecuencia de ésto la reducción del número de acciones existentes para facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria mencionada. A tal efecto, los accionistas tendrían que entregar 10 acciones de Bs. 10,oo de las que tienen actualmente para recibir una (1) acción de Bs.100,oo, así el capital de la compañía quedaría en Bs. 22.941.000.000,oo, representado en 229.410.000 acciones con valor nominal de Bs. 100,oo.

Las fracciones de acción resultantes del cambio del valor nominal que queden en poder de los accionistas serían asignadas igualmente a la referida Fundación Carlos Delfino, aplicando la Resolución 110-2004 de la Comisión Nacional de Valores referida a los Dividendos, estableciéndose mediante aviso publicado en prensa la Fecha Límite de Transacción con Beneficio y la Fecha Efectiva de Registro del Beneficio, siendo el valor para el pago de las fracciones el determinado por el promedio ponderado de la operaciones realizadas en la Bolsa de Valores de Caracas con acciones de la compañía en la fecha Límite de Transacción con Beneficio, o, en su defecto, al valor del último día anterior a esa fecha en que se realizaron operaciones de Bolsa con dichas acciones.

Asimismo, solicitamos se delegue en la Junta Directiva la autorización de fijar la Fecha Límite de Transacción con Beneficio (Fecha de Registro) y la Fecha Efectiva de Registro del Beneficio (Fecha de Pago) para el canje de las acciones actuales por las nuevas y el pago de las fracciones de acción correspondiente, y quede facultada para llevar a cabo todos los trámites pertinentes para dar cumplimiento a lo aprobado por la Asamblea.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes en lo relativo al cambio del valor

nominal y la delegación de facultades a la Junta Directiva. En lo relacionado con la asignación directa a la FUNDACIÓN CARLOS DELFINO de las fracciones de acción por mayoría absoluta de los accionistas presentes, ya que el representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) y de J.D. CORDERO Y ASOCIADOS CASA DE CAMBIO, C.A. manifestó su voto en contra al respecto, en virtud de las disposiciones de la Ley General de Bancos y otras Instituciones Financieras y demás normas que rigen a dicho organismo.

De seguida se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, En caso de ser aprobados los puntos anteriores, considerar la actualización del Capital Autorizado de la compañía, en su condición de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.
Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea actualizar el Capital Autorizado de la compañía, en virtud del aumento de capital, al doble del capital suscrito y pagado resultante de la aprobación de los puntos anteriores.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, En caso de ser aprobados los puntos anteriores, modificar la Cláusula N° 4 del Documento Constitutivo-Estatutos de la compañía, referente al Capital Social.
Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que en vista de la aprobación de los puntos anteriores se modifique la Cláusula N° 4 del Documento Constitutivo-Estatutos relativa al Capital Social, la cual quedaría redactada así:
Cláusula N° 4.- El capital autorizado de la Sociedad es de CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA Y DOS MILLONES DE BOLIVARES (Bs. 45.882.000.000,oo). El capital suscrito y pagado es de VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLÍVARES (Bs. 22.941.000.000,oo), dividido en Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones comunes nominativas con valor nominal de CIEN BOLIVARES (Bs. 100,oo) cada una, totalmente suscritas y pagadas, que otorgan a sus poseedores iguales derechos.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

MANPA

Asimismo, la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes. (Fdo.) firmaron todos los accionistas presentes firmas ilegibles."

Certificación que se expide en la ciudad de Caracas, a los catorce (14) días del mes de noviembre del año dos mil siete (2007).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENE ... DE CREDITO, S.A. ... UNIVERSAL FECHA : 14 ...
SATA... HORA : 12:1...

MANUFACTURAS DE PAPEL, C.A.
Estado del Quorum
Extraordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 1.905.693.843

% Quroum : 83,073

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	1.905.693.843
% Quroum Tipo "A"	:	83,073

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

[illegible] ANO DE CREDITO. [illegible] BANCO UNIVERSAL
[illegible]

FECHA : 1 1 2007
PAGINA:

MANUFACTURAS DE PAPEL. [illegible]
Presentes

COMISION NACIONAL
DE VALORES
2007 NOV 16 PM 2: 01
ARCHIVO
RECIBIDO

Nombre Accionista	Cant. Acciones	
ABRAHIM KATOON HAROON	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.618.940	0,114
BRACHO NOGUERA ALBERTO ACACIO	20.000	0,001
DELFINO PARRA ELENA	30.682	0,001
DELFINO PARRA ELENA MARGARITA.	460.490	0,020
FEBRES PEREZ JOSE ALBERTO	171.736	0,007
GARCIA RODRIGUEZ LEONARDO	34.600	0,002
HEREDIA JUAN BAUTISTA	100.000	0,004
MUNOZ DE LEON HELENA MARGARITA	5.500	0,000
SOTO APONTE PEDRO JOSE	63.800	0,003
Total Acciones Representadas =>	3.515.748	0,153
Total Acciones del Quorum =>	1.905.693.843	83,073



VENEZOLANO DE CREDITO, S.A.
BANCO UNIVERSAL
AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MANUFACTURAS DE PAPEL, C.A

Representantes / Apoderados : Detallado

Nombre Accionista	Cant. Acciones	%
CUBAS ROMMEL	**36.330**	**0,002**
FONDO DE GARANTIAS Y PROTECCION BAN	30.912	0,001
J.D. CORDERO Y ASOC.CASA DE CAMBIO	5.418	0,000
DE RODRIGUEZ HAYDEE	**1.000**	**0,000**
RODRIGUEZ ALVAREZ ALEJANDRO	1.000	0,000
GONZALEZ NELLY	**648.373.478**	**28,264**
A=EZ DELFINO ARNALDO JOSE	23.182	0,001
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CAPIELO RAYMOND SANIA CELINA	990	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CLARIDGE, LTD.	350.000.000	15,257
DELFINO PARRA DE RUBARTELLI MARIANA	2.001.050	0,087
DELFINO THORMAHLEN CARLOS EDUARDO	4.464.200	0,195
DITTMER MANZANO EGBERT	2.777.938	0,121
FIORAVANTI DE SANCTIS MARINA FELICI	2.000	0,000
FUNDACION CARLOS DELFINO	100.511.658	4,381
FUNDACIUN CARLOS DELFINO	1.485.000	0,065
GOMEZ DE ROMERO SYLVIA HELENA	88.452	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.425.072	0,062
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 2.2.2., C.A.	49.510	0,002
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 84709 C.A. .	777.793	0,034
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	2.164.400	0,094
INVERSIONES HYADES, C.A.	220.000	0,010
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TEDEA C.A. .	84.365	0,004
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LARRAZABAL GONZALEZ EDUARDO ELIAS	9.238	0,000
LEIZAOLA LARTITEGUI I=AKI	656.000	0,029
LOVERA VEGAS JUAN ANTONIO	5.000	0,000
MADINA INVESTMENTS LTD.	22	0,000
MAGUHN TOLEDO MARIA ALEJANDRA	5.000	0,000
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	905.996	0,039
PAPARONI MICALE JOSE GAETANO	326.994	0,014
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 14 11 20[illegible]
PAGINA: [illegible]

MANUFACTURAS DE PAPEL, C A
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PARRA PARDI MARIA ELENA	47.696	0,002
PULIDO MELCAN TIBISAY VICTORIA	13.000	0,001
RAMIREZ ORTIZ ANGEL JESUS	13	0,000
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0,001
THREE D INTERNATIONAL MARKFTING,INC	23	0,000
GONZALEZ NORA	**1.252.371.802**	**54,593**
ATTICUS EMERGING MARKETS FUNDS, LTD	19.723.031	0,860
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	75.650	0,003
NATSCUMCO(NOMINEE FOR CITIBANK NA	1.232.573.100	53,730
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
Total Acciones Representadas =>	1.902.177.216	82,919
Total Acciones del Quorum =>	1.905.693.843	83,073

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 14/11/2007
PAGINA : 1

MANUFACTURAS DE PAPEL, C.A
Especial

COMISION NAC. DE VALORES
2007 NOV 16 PM 2:01
ARCHIVO RECIBIDO

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	[illegible]	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
BRACHO NOGUERA ALBERTO ACACIO				
	Acciones Propias	:=>	20.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	20.000	0,001
CUBAS ROMMEL				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	36.330	0,002
	Total Acciones	:=>	36.330	0,002
DE RODRIGUEZ HAYDEE				
	Acciones Propias	:=>	2.618.940	0,114
	Acciones Representadas	:=>	1.000	0,000
	Total Acciones	:=>	2.619.940	0,114
DELFINO PARRA ELENA				
	Acciones Propias	:=>	491.172	0,021
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	491.172	0,021
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	171.736	0,007
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	171.736	0,007
GARCIA RODRIGUEZ LEONARDO				
	Acciones Propias	:=>	34.600	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	34.600	0,002
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	648.373.478	28,264
	Total Acciones	:=>	648.373.478	28,264
GONZALEZ NORA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.252.371.802	54,593
	Total Acciones	:=>	1.252.371.802	54,593

VENEZOLANO DE CREDITO ... BANCO UNIVERSAL
... CORP

FECHA : 14/11/2007
PAGINA:

COMISION NACIONAL
DE VALORES

MANUFACTURAS DE PAPEL ...
Especial

2007 NOV 16 PM 2:01

ARCHIVO
RECIBIDO

Nombre Accionista			Cant Acciones	%
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=	100.000	0,004
	Acciones Representadas	:=	0	0,000
	Total Acciones	:=	100.000	0,004
MUNOZ DE LEON HELENA MARGARITA				
	Acciones Propias	:=	5.500	0,000
	Acciones Representadas	:=	0	0,000
	Total Acciones	:=>	5.500	0,000
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	63.800	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	63.800	0,003
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
	Total Acciones General	:=>	1.905.692.964	83,073

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of MANPA]

Caracas, November 6, 2007.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

This is to inform you that the Board of Directors of my principal, in Meeting No.968 on this same date, decided to convene a Special Shareholders´ Meeting to be held on November 14, 2007 at 12 m with the following purposes:

1. Increasing the capital stock of the company in Bs.905,760.00 to take the current capital stock of Bs. 22,940,094,240.00 to Bs.22,941,000,000.00 by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a company shareholder, in order to adapt the capital stock to the provisions set forth in the Decree-Law with Rank, Value and Force of Currency Restructuring Law and other resolutions issued by the Venezuelan Central Bank ruling this matter.
2. Modifying the par value of shares and determining the applicable policy to share portion, delegating to the Board of Directors fixing registration dates (limit date of

transaction with benefit) and payment dates (effective date of registration with benefit).

3. Updating the Authorized Capital of the company as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.
4. Amending Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to Capital Stock.

We make this notification in order to comply with the provisions set forth by the National Securities and Exchange Commission in its Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

Enclose: notice model and proposals. ---

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTICE

Company shareholders are convened to a **Special Shareholders' Meeting** to be held on **November 14, 2007 at 12:00 m** in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

1) Considering and resolving about a capital increase of the company amounting to Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00) by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a company shareholder, in order to adapt the capital stock to the provisions set

forth in the Decree-Law with Rank, Value and Force of Currency Restructuring Law and other resolutions issued by the Venezuelan Central Bank ruling this matter.

2) Considering and resolving about modifying the par value of shares and, if the proposal is approved, determining the policy of applicable share portions, delegating to the Board of Directors fixing registration dates (limit date of transaction with benefit) and payment dates (effective date of registration with benefit).

3) If the foregoing items are approved, considering updating the Authorized Capital of the company as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

4) If the foregoing items are approved, amending Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock. Shareholders are herein informed that the documents referred to in this notice have been at their request at the office premises of the company since the publication date of this notice.

Company shareholders are informed that the documents referred to herein are available at the company office premises form the date of publication of this notice.

Caracas, November 8, 2007.

For THE BOARD OF DIRECTORS.

CARLOS DELFINO T. Chairman. --

[Logotype of Manpa]

SPECIAL SHAREHOLDERS' MEETING

NOVEMBER 14, 2007 – 12:00 m.

PROPOSALS

FIRST ITEM OF THE NOTICE:

The Board of Directors proposes to the Shareholders' Meeting to increase the capital stock in Bs.905,760 to take the current capital stock of Bs.22,940,094,240.00 to Bs.22,941,000,000 by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a non-profit institution, of this domicile, and a company shareholder, in order to convert company capital into Strong Bolivars, pursuant to the Currency Restructuring Law and other resolutions issued by the Venezuelan

Central Bank ruling this matter. Such increase would be paid at the weighted average value of operations carried out with company shares at the Caracas Stock Exchange at the date of holding this Meeting or on the last day prior the date on which operations of the Stock Exchange were made with such shares.

As a consequence of this increase, the capital subscribed and paid in would amount to TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00) divided into Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of ONE HUNDRED BOLIVARS (Bs.100.00) each, fully subscribed and paid in.

SECOND ITEM OF THE NOTICE:

The Board of Directors proposes to the Shareholders´ Meeting to change the par value of share from Ten Bolivars (Bs.10.00) to One Hundred Bolivars (Bs.100.00) each and as a consequence thereof to reduce the number of existing shares to facilitate conversion of company capital stock into Strong Bolivars, pursuant to the aforementioned Currency Restructuring Law. For such purposes, shareholders would have to provide 10 shares of Bs.10.oo out of those currently owned to receive one (1) share of Bs.100.00. Thus, the company capital stock would amount to Bs.22,941,000,000.00 represented by 229,410,000 shares with a par value of Bs.100.00.

Share portions resulting from the par value that remained in power of shareholders would be also allocated to the known Fundación Carlos Delfino, applying Resolution 110-2204 of the National Securities and Exchange Commission referred to Dividends, establishing by advertisement published in newspaper the Limit date of Transaction with Benefit and the Effective Date of Registration of Benefit, being the value to pay fractions that determined by the weighted average of operations carried out at the Caracas Stock Exchange with company shares on the Limit Date of Transaction with Benefit or, in turn, the last value of the day prior that date in which stock operations were made with such shares.

Likewise, the Board of Directors was delegated to authorize fixing Limit Date of Transaction with benefit (Registry Date) and the Effective Date of Registration of Benefit

(Payment Date) to swap current shares for new shares and to pay the corresponding share portions.

THIRD ITEM OF THE NOTICE:

The Board of Directors proposes to the Shareholders´ Meeting to update the Authorized Capital of the company in virtue of the capital increase to double the capital subscribed and paid in resulting form approving the foregoing items.

FOURTH ITEM OF THE NOTICE:

The Board of Directors proposes to the Shareholders´ Meeting in view of approval of the foregoing items to amend Clause No.4 of the Articles of Incorporation/BY-Laws in regard to Capital Stock, which would be drawn up as follows:

Clause No.4.- The authorized capital of the company amounts to FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY MILLION ONE HUNDRED EIGHTY-EIGHT THOUSAND FOUR HUNDRED EIGHTY BOLIVARS (Bs.45,880,188,480.oo). The capital subscribed and paid in amounts to TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.oo), divided into twenty-two thousand nine hundred forty-one million (Bs.22,941,000,000) common registered shares with par value of ONE HUNDRED BOLIVARS (Bs.100.00) each, fully subscribed and paid in, that grant their holders equal rights.

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. November 7 A.M. 11:25. FILE RECEIVED." -------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 28th, 2007.

REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401700 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 06 de noviembre de 2007

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 968 de esta misma fecha, decidió convocar a una Asamblea General Extraordinaria de Accionistas para el 14 de noviembre de 2007, a las 12 m., con los objetos siguientes:

1. Aumentar el capital social de la compañía en Bs. 905.760,oo para llevar el capital social actual de Bs. 22.940.094.240,oo a Bs. 22.941.000.000,oo, mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) nuevas acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, que serían suscritas y pagadas por la FUNDACIÓN CARLOS DELFINO, accionista de la compañía, a los fines de adecuar el Capital Social a las disposiciones establecidas en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia.
2. Modificar el valor nominal de la acción y determinar la política de fracciones de acción aplicable, delegando en la Junta Directiva la fijación de las fechas de registro (fecha límite de transacción con beneficio) y pago (fecha efectiva de registro del beneficio).
3. Actualizar el Capital Autorizado de la compañía, en su condición de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

MANPA

COMISION NACIONAL
DE VALORES

2007 NOV -9 AM 9:35

ARCHIVO
RECIBIDO

4. Modificar la Cláusula N° 4 del Documento Constitutivo-Estatutos de la compañía, referente al Capital Social.

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo: modelo convocatoria y proposiciones

RIF: J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

MANPA

COMISION NACIONAL DE VALORES 2007 NOV -7 AM 11: 25 ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 14 de noviembre de 2007, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1. Considerar y resolver sobre un aumento de capital social de la compañía en Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,oo), mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, el cual sería suscrito y pagado por la Fundación Carlos Delfino, accionista de la compañía, a los fines de adecuar el Capital Social a las disposiciones establecidas en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia.
2. Considerar y resolver sobre la modificación del valor nominal de la acción y en caso de ser aprobada la propuesta determinar la política de fracciones de acción aplicable, delegando en la Junta Directiva la fijación de las fechas de registro (fecha límite de transacción con beneficio) y pago (fecha efectiva de registro del beneficio).
3. En caso de ser aprobados los puntos anteriores, considerar la actualización del Capital Autorizado de la compañía, en su condición de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.
4. En caso de ser aprobados los puntos anteriores, modificar la Cláusula N° 4 del Documento Constitutivo-Estatutos de la compañía, referente al Capital Social.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía a partir de la fecha de publicación de la misma.

Caracas, 08 de noviembre de 2007

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

MANPA

COMISION NACIONAL DE VALORES

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS 2007 NOV -7 AM 11: 25

14 DE NOVIEMBRE DE 2007- 12:00 m.

ARCHIVO RECIBIDO

PROPOSICIONES

PRIMER PUNTO DE LA CONVOCATORIA

La Junta Directiva propone a la Asamblea aumentar el capital social en Bs. 905.760,oo para llevar el capital social actual de Bs. 22.940.094.240,oo a Bs. 22.941.000.000,oo, mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) nuevas acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, que serían suscritas y pagadas por la FUNDACIÓN CARLOS DELFINO, institución benéfica de este domicilio, y accionista de la compañía, para facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria y a las Resoluciones emanadas del Banco Central de Venezuela que rigen la materia. Dicho aumento sería pagado al valor del promedio ponderado de las operaciones realizadas en la Bolsa de Valores de Caracas con acciones de la compañía a la fecha de la celebración de la presente Asamblea o el último día anterior a esa fecha en que se realizaron operaciones de Bolsa con dichas acciones.

Como consecuencia de este aumento el capital suscrito y pagado de la compañía quedaría en VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLÍVARES (Bs. 22.941.000.000,oo), dividido en Dos Mil Doscientos Noventa y Cuatro Millones Cien Mil (2.294.100.000) acciones comunes nominativas con valor nominal de DIEZ BOLIVARES (Bs. 10,00) cada una, totalmente suscritas y pagadas.

SEGUNDO PUNTO DE LA CONVOCATORIA:

La Junta Directiva propone a la Asamblea el cambio del valor nominal de la acción de Diez Bolívares (Bs. 10,oo) a Cien Bolívares (Bs. 100,oo) cada una y como consecuencia de ésto la reducción del número de acciones existentes para facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria mencionada. A tal efecto, los accionistas tendrían que entregar 10 acciones de Bs. 10,oo de las que tienen actualmente para recibir una (1) acción de Bs.100,oo, así el capital de la compañía quedaría en Bs. 22.941.000.000,oo, representado en 229.410.000 acciones con valor nominal de Bs. 100,oo.

Las fracciones de acción resultantes del cambio del valor nominal que queden en poder de los accionistas serían asignadas igualmente a la referida Fundación Carlos Delfino, aplicando la

MANPA

COMISION NACIONAL DE VALORES
2007 NOV -7 AM 11: 25
ARCHIVO
RECIBIDO

Resolución 110-2004 referida a los Dividendos, estableciéndose mediante aviso publicado en prensa la Fecha Límite de Transacción con Beneficio y la Fecha Efectiva de Registro del Beneficio, siendo el valor para el pago de las fracciones el determinado por el promedio ponderado de las operaciones realizadas en la Bolsa de Valores de Caracas con acciones de la compañía en la fecha Límite de Transacción con Beneficio, en su defecto, al valor del último día anterior a esa fecha en que se realizaron operaciones de Bolsa con dichas acciones.

Asimismo, solicitamos se delegue en la Junta Directiva la autorización de fijar la Fecha Límite de Transacción con Beneficio (Fecha de Registro) y la Fecha Efectiva de Registro del Beneficio (Fecha de Pago) para el canje de las acciones actuales por las nuevas y el pago de las fracciones de acción correspondientes.

TERCER PUNTO DE LA CONVOCATORIA:

La Junta Directiva propone a la Asamblea actualizar el Capital Autorizado de la compañía en virtud del aumento de capital al doble del capital suscrito y pagado resultante de la aprobación de los puntos anteriores.

CUARTO PUNTO DE LA CONVOCATORIA:

La Junta Directiva propone a la Asamblea que en vista de la aprobación de los puntos anteriores se modifique la Cláusula N° 4 del Documento Constitutivo-Estatutos relativa al Capital Social, la cual quedaría redactada así:

Cláusula N° 4.- El capital autorizado de la Sociedad es de CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA Y DOS MILLONES DE BOLIVARES (Bs. 45.882.000.000,oo). El capital suscrito y pagado es de VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLÍVARES (Bs. 22.941.000.000,oo), dividido en Doscientos Veintinueve Millones Cuatrocientos Diez Mil (229.410.000) acciones comunes nominativas con valor nominal de CIEN BOLIVARES (Bs. 100,oo) cada una, totalmente suscritas y pagadas, que otorgan a sus poseedores iguales derechos.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------

[Letterhead of MANPA]

Caracas, October 31, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements at September 30, 2007 and 2006 based on the International Financial Reporting Standards (IFRS).

2. Consolidated Balance Sheet at September 30, 2007 and December 31, 2005 based on the International Financial Reporting Standards (IFRS).

3. Consolidated Statements of Interim Equity Accounts Movements at September 30, 2007 based on the International Financial Reporting Standards (IFRS).

4. Interim Consolidated Statements of Equity Accounts Movements at September 30, 2006 based on the International Financial Reporting Standards (IFRS).

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

5. Interim Consolidated Statements of Cash Flows for the term comprised from January the 1st to September 30, for the years 2007 and 2006, based on the International Financial Reporting Standards (IFRS).

6. Notes to the consolidated financial statements for the semesters ended at December 31, 2007 and 2006.

7. Consolidated Income Statement for the three-month period ended at September 30, 2007 and 2006.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED

SEPTEMBER 30, 2007 AND 2006

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS).

INTERIM

(Stated in thousand bolivars)

	2007	2006
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	400,684,830	416,978,396
Stockholdings in associations and joint business	3,980,059	3,523,538
Total non-current assets	404,664,889	420,501,934
CURRENT ASSETS:		
Expenses paid in advance	1,628,968	1,817,035
Inventories	51,436,440	39,497,161
Advances to suppliers	2,576,800	4,261,568

Bills and accounts receivable - net	119,287,915	108,050,920
Investments available for sale	117,244	900,308
Cash and cash equivalent	34,432,890	39,728,985
Total current assets	209,480,257	194,255,977
TOTAL	614,145,146	614,757,911
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,632,690	69,632,690
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,269	6,963,269
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	200,161,992	192,362,719
Non realization of results in investments	(672,027)	77,520
Total shareholders' equity	395,885,783	388,836,057
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	6,981,941	6,824,358
Unsecured bonds	5,000,000	-
Deferred tax income	43,981,764	48,646,231
Total non current liabilities	55,963,705	55,470,589
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	6,444,869	3,281,477
Commercial papers	15,000,000	8,000,000
Short-term loans	40,430,044	51,639,338
Dividends payable	15,066,223	22,929,184

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Income tax payable	1,328,871	264,001
Accounts payable	84,025,651	84,337,265
Total current liabilities	162,295,658	170,451,265
Total liabilities	218,259,363	225,921,854
TOTAL	614,145,146	614,757,911

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2007 AND 2006

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS).

INTERIM

(Stated in thousand bolivars)

	2007	2006
Income from sales	393,986,190	321,605,786
Sale costs	297,373,710	248,564,673
Gross income	96,612,480	73,041,113
Cost and expenses:		
Sales expenses	31,856,517	23,123,118
Overheads and administrative expenses	17,235,743	15,703,575
Income from selling assets	(9,211)	-
	49,083,049	39,826,693
Operating income	47,529,431	33,214,420
Participation in results from joint business	12,978	2,492,504
Financial costs	(5,019,691)	(4,596,670)
Financial income	645,434	849,618
Exchange differences – net	(19,211)	(49,034)

Loss in swap operations with securities	(2,197,176)	(1,076,708)
Earnings in bond sales	3,174,600	-
ADR commissions	(257,782)	(257,221)
Bank debit tax	-	(594,190)
Others – net	(138,920)	(358,661)
Income before taxes	43,729,663	29,624,058
Income tax	(6,905,674)	2,095,505
Net income	36,823,989	31,719,563
Net income per share:		
Basic	16.05	13.83
Diluted	16.05	13.83

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ---

(Next there is the Condensed Consolidated Statements of Movements in Equity Accounts for the nine-month period ended at September 30, 2007 based on the International Financial Reporting Standards (IFRS) Interim.. There is also the Condensed Consolidated Statements of Movements in Equity Accounts for the nine-month period ended at September 30, 2006 based on the International Financial Reporting Standards (IFRS) Interim.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED

SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS).

INTERIM

(Stated in thousand bolivars)

	2007	2006
ASSETS		

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

NON CURRENT ASSETS:		
Property, plant and equipment – Net	400,684,830	413,514,696
Stockholdings in associations and joint business	3,980,059	3,966,954
Total non-current assets	404,664,889	417,481,650
CURRENT ASSETS:		
Expenses paid in advance	1,628,968	976,279
Inventories	51,436,440	66,464,739
Advances to suppliers	2,576,800	1,661,182
Bills and accounts receivable - net	119,287,915	104,409,296
Investments available for sale	117,244	219,543
Cash and cash equivalent	34,432,890	23,889,943
Total current assets	209,480,257	197,620,982
TOTAL	614,145,146	615,102,632
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,632,690	69,632,690
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,269	6,963,269
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	200,161,992	190,866,116
Non realization of results in investments	(672,027)	(601,095)
Total shareholders' equity	395,885,783	386,660,839
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	6,981,941	4,826,028
Unsecured bonds	5,000,000	-

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Deferred tax income	43,981,764	46,270,145
Total non current liabilities	55,963,705	51,096,173
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	6,444,869	5,236,560
Commercial papers	15,000,000	11,396,409
Short-term loans	40,430,044	38,169,882
Dividends payable	15,066,223	13,700,974
Income tax payable	1,328,871	2,409,289
Accounts payable	84,025,651	106,432,506
Total current liabilities	162,295,658	177,345,620
Total liabilities	218,259,363	228,441,793
TOTAL	614,145,146	615,102,632

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENTS CONDENSED

FOR THE THREE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2007 AND 2006

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) Interim

(Stated in thousand bolivars)

	2007	2006
Sale income	147,225,185	121,966,456
Sales cost	107,303,302	92,498,388
Gross income	39,921,883	29,468,068
Costs and expenses:		
Sales expenses	13,729,461	9,880,158
Overheads and administrative expenses	6,971,905	6,004,551

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

	20,701,366	15,884,709
Operating income	19,220,517	13,583,359
Participation in results from joint businesses	(219,454)	2,365,731
Financial costs	(1,940,185)	(1,457,326)
Financial income	165,366	367,320
Exchange differences – net	(12,585)	1,698
Loss on investments available for sales	(1,493,335)	(610,800)
Earnings in sales of bonds	3,174,600	-
Other income (disbursements):		
Bank debit tax	-	(231,720)
Others – net	(112,433)	(373,538)
	(438,026)	61,365
Income before taxes	18,782,491	13,644,724
Income tax	(2,271,885)	1,595,365
Net earnings	16,510,606	15,240,089
Net earnings per share		
Basic	7.20	6.64
Diluted	7.20	6.64

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS CONDENSED

FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2007 AND 2006

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) INTERIM

(Stated in thousand bolivars)

	2007	2006
OPERATING ACTIVITIES:		

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

9

Net earnings	36,823,989	31,719,563
Adjustments to reconcile the net income with the cash provided for by the operating activities:		
Exchange differences – net	19,211	49,034
Participation in results from joint business	(12,978)	(2,492,504)
Deferred income tax	(2,288,381)	(5,903,377)
Provision for taxes	8,203,398	2,960,355
Realized results in investments	(70,932)	1,076,708
Results from translation of foreign affiliates and joint business	-	59,778
Results in sale of property, plant and equipment	(645,434)	(849,618)
Financial costs	5,019,691	4,231,858
Financial income	(645,434)	(849,618)
Depreciation	13,335,044	15,355,825
Operating cash flows before movements of working capital	60,392,819	46,207,622
Operating changes in assets and liabilities:		
Reduction (increase) in:		
Bills and accounts receivable	(14,878,619)	(12,713,649)
Advances to suppliers	(9145,618)	(741,505)
Inventories	15,028,299	18,013,969
Expenses paid in advance	(652,689)	(705,101)
Increase (reduction)in:		
Accounts payable	(22,426,193)	11,430,076
Provision for severance benefits, net of payments	3,364,222	2,663,948
Cash provided for operating activities	39,912,221	64,155,360
Paid interests	(3,651,780)	(5,251,668)
Collected interest	645,434	849,618
Paid taxes	(9,283,816)	(2,990,102)
Net cash provided for operating activities	27,622,059	56,763,208

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

INVESTMENT ACTIVITIES:		
Increase in investments available for sale	102,299	7,916,468
Reduction in affiliate investments – net	-	9,261
Acquisition of property, plant and equipment	(514,389)	566,181
Net cash provided for investment activities	(412,090)	8,491,910
FINANCING ACTIVITIES:		
Increase in short-term loans	892,251	5,639,163
Cost of commercial papers issuing	6,100,000	8,000,000
Cost of unsecured bonds issuing	5,000,000	-
Amortization of commercial papers	(2,496,409)	(2,946,531)
Cash dividends	(26,162,864)	(52,330,598)
Net cash used in financing activities	(16,667,022)	(41,637,966)
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,542,947	23,617,152
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF TERM	23,889,943	16,111,833
CASH AND CASH EQUIVALENTS AT THE END OF TERM	34,432,890	39,728,985

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2007 AND 2006

(Stated in thousand bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to



the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financial Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Financial Reporting Standards (IFRS) that include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses from deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at September 30, 2007 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	15-50
Machinery and equipment	7-40

Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication thereon, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

m. ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law.

Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. Provisions – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At September 30, 2007 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

- ***u. Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.
- ***v. Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Deferred taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from deferred taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

- ***w.*** **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at September 30, 2007 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

The Company focused its activity in the following main business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution. Below there is information by segment of these activities for the years ended at September 30, 2007 and 2006 (in thousand bolivars):

2007

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	197,432,152	179,606,300	3,853,688	-	380,892,140
Export sales	3,024,019	10,070,031	-	-	13,094,050
Sales among segments – local	-	-	9,338,805	(9,338,805)	0
Sales among segments – export	158,270	991,111	-	(1,149,381)	0
Total income	200,614,441	190,667,442	13,192,493	(10,488,186)	393,986,190
Costs and expenses	184,174,565	159,963,274	12,611,064	10,292,144	346,456,759
Operating results	16,439,876	30,704,168	581,429	(196,042)	47,529,431
Participation in results from joint-business companies	-	-	-	-	12,978
Financial income	-	-	-	-	645,434
Financial expenses and others	-	-	-	-	(4,458,180)
Results before taxes	-	-	-	-	43,729,663
Results after taxes	-	-	-	-	36,823,989
Depreciation	6,254,148	6,030,803	1,050,093	-	13,335,044
Capital investments	2,505,421	5,188	-	-	2,510,609
Balance sheet					
Assets					
Assets per segment	258,748,932	261,657,096	45,325,928	(23,900,357)	541,831,599
Assets per corporate segments	-	-	-	-	19,129,130
Participation in associated companies	3,980,059	-	-	-	3,980,059
Undistributed corporate assets	-	-	-	-	49,204,358
Total consolidated assets					614,145,146
Liabilities					
Liabilities by segments	58,097,991	30,659,668	10,518,941	(24,729,283)	74,547,317

Liabilities by corporate segments	-	-	-	-	37,971,363
Undistributed corporate liabilities	-	-	-	-	105,740,683
Total consolidated liabilities					218,259,363

2006

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	159,837,831	147,609,815	2,177,904	-	309,625,550
Export sales	2,646,373	9,333,863	-	-	11,980,236
Sales among segments – local	-	-	7,373,842	(7,373,842)	0
Sales among segments – export	112,911	2,964,769	-	(3,077,680)	0
Total income	162,597,115	159,908,447	9,551,746	(10,451,522)	321,605,786
Costs and expenses	150,771,101	140,870,461	9,807,710	(13,057,906)	288,391,366
Operating results	11,826,014	19,037,986	(255,964)	2,606,384	33,214,420
Participation in results from joint-business companies	-	-	-	-	2,492,504
Financial income	-	-	-	-	849,618
Financial expenses and others	-	-	-	-	(6,932,484)
Results before taxes	-	-	-	-	29,624,058
Results after taxes	-	-	-	-	31,719,563
Depreciation	7,086,845	6,686,197	1,582,783	-	15,355,825
Capital investments	1,441,259	94,981	-	-	1,536,240
Balance sheet					
Assets					
Assets per segment	257,398,417	251,661,655	40,823,535	(28,909,557)	520,947,050

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Assets per corporate segments	-	-	-	-	20,003,589
Participation in associated companies	3,523,538	-	-	-	3,523,538
Undistributed corporate assets	-	-	-	-	70,256,734
Total consolidated assets					614,757,911
Liabilities					
Liabilities by segments	59,877,211	26,931,989	4,703,371	(29,879,557)	61,633,014
Liabilities by corporate segments	-	-	-	-	98,624,518
Undistributed corporate liabilities	-	-	-	-	65,664,322
Total consolidated liabilities					225,921,854

3. COMMERCIAL PAPERS AND UNSECURED BONDS

At September 30, 2007 MANPA has outstanding Commercial Papers amounting to Bs.15,000,000,000 corresponding to Issue 2006-I.

At September 30, 2007 MANPA has outstanding Unsecured Obligations at Bearer amounting to Bs.5,000,000,000 corresponding to Series I amounting to Bs.12,500,000,000 of Issue 2007-I.

4. FURTHER EVENT

Cash Dividends

As of October 26, 2007 the Shareholders' Equity agreed to decree a cash dividend amounting to Bs.22.00 per share for a total of Bs.50,468,207,328.

Translator's Note:

At the upper right margin of the original pages written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 October 31 PM

3:43. FILE. RECEIVED."---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 28th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Movements in Equity Accounts for the nine-month period ended at September 30, 2006 based on the International Financial Reporting Standards (IFRS) Interim
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2005	69,632,690	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059
Losses directly recognized on equity	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	31,719,563	-	31,719,563
Total earnings and losses recognized for the year	-		-	-	31,719,563	-	31,719,563
Realization of results of investments available for sale	-	-	-	-	-	1,076,708	1,076,708
Decreed dividends	-	-	-	-	(66,526,273)	-	(66,526,273)
BALANCES AT SEPTEMBER 30, 2006	69,632,690	206,308	6,963,269	119,593,551	192,362,719	77,520	388,836,057

Juan Antonio Lovera (signed) Illegible.
Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible
Corporate Comptroller

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Movements in Equity Accounts for the nine-month period ended at September 30, 2007 based on the International Financial Reporting Standards (IFRS) Interim
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2006	69,632,690	206,308	6,963,269	119,593,551	190,866,116	(601,095)	386,660,839
Losses directly recognized on equity	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	36,823,989	-	36,823,989
Total earnings and losses recognized for the year	-		-	-	36,823,989	398,093	36,823,989
Realization of results of investments available for sale	-	-	-	-	-	(70,932)	(70,932)
Decreed dividends	-	-	-	-	(27,528,113)	-	(27,528,113)
BALANCES AT SEPTEMBER 30, 2007	69,632,690	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059

Juan Antonio Lovera (signed) Illegible.
Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible
Corporate Comptroller

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 31 de Octubre de 2007.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Balance General Consolidado Interino al 30 de septiembre de los años 2007 y 2006, con base a Normas Internacionales de Información Financiera (NIIF).
2. Balance General Consolidado al 30 de septiembre de 2007 y 31 de diciembre de 2006 con base a Normas Internacionales de Información Financiera (NIIF).
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 30 de septiembre de 2007, con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 30 de septiembre de 2006, con base a Normas Internacionales de Información Financiera (NIIF).
5. Estados Consolidados de Flujos de Efectivo Interinos para el período comprendido entre el 01 de Enero y el 30 de septiembre de 2007 y 2006, con base a Normas Internacionales de Información Financiera (NIIF).
6. Notas a los estados financieros consolidados por los períodos de nueve meses terminados al 31 de diciembre de 2007 y 2006.
7. Estado Consolidado de Resultados por los periodos de tres meses terminados el 30 de septiembre de 2007 y 2006.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS CONDENSADOS
30 DE SEPTIEMBRE DE 2007 Y 2006
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

COMISION NACIONAL DE VALORES
2007 OCT 31 P 3: 43
ARCHIVO RECIBIDO

	2007	2006
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	400.684.830	416.978.396
Participaciones en asociadas y negocios conjuntos	3.980.059	3.523.538
Total activo no corriente	404.664.889	420.501.934
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	1.628.968	1.817.035
Inventarios	51.436.440	39.497.161
Anticipos a proveedores	2.576.800	4.261.568
Efectos y cuentas por cobrar - neto	119.287.915	108.050.920
Inversiones disponibles para la venta	117.244	900.308
Efectivo y equivalentes de efectivo	34.432.890	39.728.985
Total activo corriente	209.480.257	194.255.977
TOTAL	614.145.146	614.757.911
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	200.161.992	192.362.719
Resultado no realizado en inversiones	(672.027)	77.520
Total patrimonio	395.885.783	388.836.057
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	6.981.941	6.824.358
Obligaciones Quirografarias	5.000.000	-
Impuesto sobre la renta diferido	43.981.764	48.646.231
Total pasivo no corriente	55.963.705	55.470.589
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	6.444.869	3.281.477
Papeles comerciales	15.000.000	8.000.000
Préstamos a corto plazo	40.430.044	51.639.338
Dividendos por pagar	15.066.223	22.929.184
Impuesto sobre la renta por pagar	1.328.871	264.001
Cuentas por pagar	84.025.651	84.337.265
Total pasivo corriente	162.295.658	170.451.265
Total pasivo	218.259.363	225.921.854
TOTAL	614.145.146	614.757.911

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2007 Y 2006
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

	2007	2006
Ingresos por ventas	393.986.190	321.605.786
Costo de ventas	297.373.710	248.564.673
Utilidad bruta	96.612.480	73.041.113
Costos y gastos:		
Gastos de ventas	31.856.517	24.123.118
Gastos generales y administrativos	17.235.743	15.703.575
Utilidad en venta de activos	(9.211)	-
	49.083.049	39.826.693
Utilidad en operaciones	47.529.431	33.214.420
Participación en resultados de negocios conjuntos	12.978	2.492.504
Costos financieros	(5.019.691)	(4.596.670)
Ingresos financieros	645.434	849.618
Diferencias en cambio - neto	(19.211)	(49.034)
Pérdida en inversiones disponibles para la venta	(2.197.176)	(1.076.708)
Ganancias en venta de Bonos	3.174.600	-
Otros ingresos (egresos):		
Comisiones ADR	(257.782)	(257.221)
Impuesto al débito bancario	-	(594.190)
Otros - neto	(138.920)	(358.661)
	(3.799.768)	(3.590.362)
Utilidad antes de impuestos	43.729.663	29.624.058
Impuesto sobre la renta	(6.905.674)	2.095.505
Utilidad neta	36.823.989	31.719.563
Utilidad neta por acción:		
Básica	16,05	13,83
Diluida	16,05	13,83

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE NUEVE MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2007
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2006	69.632.690	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Pérdida reconocida directamente en el patrimonio	-	-	-	-	-	-	-
Utilidad neta del año	-	-	-	-	36.823.989	-	36.823.989
Total utilidades y pérdidas reconocidas en el año	-	-	-	-	36.823.989	-	36.823.989
Resultado realizado de inversiones disponibles para la venta	-	-	-	-		(70.932)	(70.932)
Dividendos decretados	-	-	-	-	(27.528.113)	-	(27.528.113)
SALDOS AL 30 DE SEPTIEMBRE DE 2007	69.632.690	206.308	6.963.269	119.593.551	200.161.992	(672.027)	395.885.783

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE NUEVE MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2006
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Pérdida reconocida directamente en el patrimonio	-	-	-	-	-	-	-
Utilidad neta del año	-	-	-	-	31.719.563	-	31.719.563
Total utilidades y pérdidas reconocidas en el año	-	-	-	-	31.719.563	-	31.719.563
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	1.076.708	1.076.708
Dividendos decretados	-	-	-	-	(66.526.273)	-	(66.526.273)
SALDOS AL 30 DE SEPTIEMBRE DE 2006	69.632.690	206.308	6.963.269	119.593.551	192.362.719	77.520	388.836.057

Juan Antonio Lovera
Vp Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS CONDENSADOS
30 DE SEPTIEMBRE DE 2007 Y 31 DE DICIEMBRE DE 2006
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

	2007	2006
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	400.684.830	413.514.696
Participaciones en asociadas y negocios conjuntos	3.980.059	3.966.954
Total activo no corriente	404.664.889	417.481.650
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	1.628.968	976.279
Inventarios	51.436.440	66.464.739
Anticipos a proveedores	2.576.800	1.661.182
Efectos y cuentas por cobrar - neto	119.287.915	104.409.296
Inversiones disponibles para la venta	117.244	219.543
Efectivo y equivalentes de efectivo	34.432.890	23.889.943
Total activo corriente	209.480.257	197.620.982
TOTAL	614.145.146	615.102.632
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	200.161.992	190.866.116
Resultado no realizado en inversiones	(672.027)	(601.095)
Total patrimonio	395.885.783	386.660.839
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	6.981.941	4.826.028
Obligaciones quirografarias	5.000.000	
Impuesto sobre la renta diferido	43.981.764	46.270.145
Total pasivo no corriente	55.963.705	51.096.173
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	6.444.869	5.236.560
Papeles comerciales	15.000.000	11.396.409
Préstamos a corto plazo	40.430.044	38.169.882
Dividendos por pagar	15.066.223	13.700.974
Impuesto sobre la renta por pagar	1.328.871	2.409.289
Cuentas por pagar	84.025.651	106.432.506
Total pasivo corriente	162.295.658	177.345.620
Total pasivo	218.259.363	228.441.793
TOTAL	614.145.146	615.102.632

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2007 Y 2006
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

	2007	2006
Ingresos por ventas	147.225.185	121.966.456
Costo de ventas	107.303.302	92.498.388
Utilidad bruta	39.921.883	29.468.068
Costos y gastos:		
Gastos de ventas	13.729.461	9.880.158
Gastos generales y administrativos	6.971.905	6.004.551
	20.701.366	15.884.709
Utilidad en operaciones	19.220.517	13.583.359
Participación en resultados de negocios conjuntos	(219.454)	2.365.731
Costos financieros	(1.940.185)	(1.457.326)
Ingresos financieros	165.366	367.320
Diferencias en cambio - neto	(12.585)	1.698
Pérdida en inversiones disponibles para la venta	(1.493.335)	(610.800)
Ganancias en venta de Bonos	3.174.600	-
Otros ingresos (egresos):		
Impuesto al débito bancario	-	(231.720)
Otros - neto	(112.433)	(373.538)
	(438.026)	61.365
Utilidad antes de impuestos	18.782.491	13.644.724
Impuesto sobre la renta	(2.271.885)	1.595.365
Utilidad neta	16.510.606	15.240.089
Utilidad neta por acción:		
Básica	7,20	6,64
Diluida	7,20	6,64

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

COMISION NACIONAL DE VALORES

2007 OCT 31 P 3: 43

ARCHIVO REGISTRO

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS
POR LOS PERIODOS DE NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2007 Y 2006
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

	2007	2006
ACTIVIDADES OPERACIONALES:		
Utilidad neta	36.823.989	31.719.563
Ajustes para conciliar la utilidad neta con el efectivo provisto		
por las actividades operacionales:		
Diferencias en cambio - neto	19.211	49.034
Participación en resultados de negocios conjuntos	(12.978)	(2.492.504)
Impuesto sobre la renta diferido	(2.288.381)	(5.903.377)
Provisión para impuestos	8.203.398	2.960.355
Resultado realizado en inversiones	(70.932)	1.076.708
Resultado por traducción de filial y negocios conjuntos	-	59.778
Resultado en venta de propiedades, planta y equipo	9.211	-
Costos financieros	5.019.691	4.231.858
Ingresos financieros	(645.434)	(849.618)
Depreciación	13.335.044	15.355.825
Flujos de efectivo operativos antes de los movimientos de capital de trabajo	60.392.819	46.207.622
Cambios en activos y pasivos operacionales:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(14.878.619)	(12.713.649)
Anticipos a proveedores	(915.618)	(741.505)
Inventarios	15.028.299	18.013.969
Gastos pagados por anticipado	(652.689)	(705.101)
Aumento (disminución) en:		
Cuentas por pagar	(22.426.193)	11.430.076
Apartado para prestaciones por antigüedad, neto de pagos	3.364.222	2.663.948
Efectivo provisto por las actividades operacionales	39.912.221	64.155.360
Intereses pagados	(3.651.780)	(5.251.668)
Intereses cobrados	645.434	849.618
Impuestos pagados	(9.283.816)	(2.990.102)
Efectivo neto provisto por las actividades operacionales	27.622.059	56.763.208
ACTIVIDADES DE INVERSIÓN:		
Aumento en inversiones disponibles para la venta	102.299	7.916.468
Disminucion de inversiones en afiliadas - neto	-	9.261
Adquisición de propiedades, planta y equipo	(514.389)	566.181
Efectivo neto provisto por las actividades de inversión	(412.090)	8.491.910
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en préstamos a corto plazo	892.251	5.639.163
Importe de la emisión de papeles comerciales	6.100.000	8.000.000
Importe de la emisión de obligaciones quirografarias	5.000.000	-
Amortización de papeles comerciales	(2.496.409)	(2.946.531)
Dividendos en efectivo	(26.162.864)	(52.330.598)
Efectivo neto usado por las actividades de financiamiento	(16.667.022)	(41.637.966)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	10.542.947	23.617.152
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	23.889.943	16.111.833
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	34.432.890	39.728.985

Juan Antonio Lovera
Vp. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS PERIODOS DE NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2007 Y 2006
(En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

   - Las pérdidas por deterioro de determinados activos,
   - La vida útil de las propiedades, planta y equipo,
   - La valoración del fondo de comercio,
   - Los valores razonables de los activos y pasivos financieros,
   - Acumulaciones estimadas por pagar,

- Probabilidad de las contingencias,
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 30 de septiembre de 2007 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa

asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

De acuerdo con la NIC 16, Durante el segundo semestre del año 2006, la vida útil estimada de las edificios y maquinarias fueron revisadas y modificadas, con base en las nuevas expectativas de los beneficios económicos futuros que se estiman que tendrán los activos anteriormente mencionados.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	2007
Edificios	15-50
Maquinarias y equipos	7-40
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. *Arrendamientos operativos* – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. *Inventarios* – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. *Activos financieros* – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

COMISION NACIONAL DE VALORES

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir,

como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al 30 de septiembre de 2007 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

COMISION NACIONAL DE VALORES

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al 30 de septiembre de 2007; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

La Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos. A continuación se presenta la información por segmentos de estas actividades, para el período de nueve meses terminados el 30 de septiembre 2007 y 2006 (en miles de bolívares):

2007

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	197.432.152	179.606.300	3.853.688	-	380.892.140
Ventas de exportación	3.024.019	10.070.031	-	-	13.094.050
Ventas entre segmentos - local	-	-	9.338.805	(9.338.805)	0
Ventas entre segmentos - exportación	158.270	991.111	-	(1.149.381)	0
Total ingresos	200.614.441	190.667.442	13.192.493	(10.488.186)	393.986.190
Costos y gastos	184.174.565	159.963.274	12.611.064	10.292.144	346.456.759
Resultado de operación	16.439.876	30.704.168	581.429	(196.042)	47.529.431
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	12.978
Ingresos financieros	-	-	-	-	645.434
Gastos financieros y otros	-	-	-	-	(4.458.180)
Resultados antes de impuestos	-	-	-	-	43.729.663
Resultado después de impuestos	-	-	-	-	36.823.989
Depreciación	6.254.148	6.030.803	1.050.093	-	13.335.044
Inversiones de capital	2.505.421	5.188	-	-	2.510.609
Balance general					
Activo					
Activos por segmentos	258.748.932	261.657.096	45.325.928	(23.900.357)	541.831.599
Activos por segmentos corporativos	-	-	-	-	19.129.130
Participaciones en empresas asociadas	3.980.059	-	-	-	3.980.059
Activos corporativos no distribuidos	-	-	-	-	49.204.358
Activo total consolidado					614.145.146
Pasivo					
Pasivos por segmentos	58.097.991	30.659.668	10.518.941	(24.729.283)	74.547.317
Pasivos por segmentos corporativos	-	-	-	-	37.971.363
Pasivos corporativos no distribuidos	-	-	-		105.740.683
Pasivo total consolidado					218.259.363

2006

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	159.837.831	147.609.815	2.177.904	-	309.625.550
Ventas de exportación	2.646.373	9.333.863	-	-	11.980.236
Ventas entre segmentos - local	-	-	7.373.842	(7.373.842)	0
Ventas entre segmentos - exportación	112.911	2.964.769	-	(3.077.680)	0
Total ingresos	162.597.115	159.908.447	9.551.746	(10.451.522)	321.605.786
Costos y gastos	150.771.101	140.870.461	9.807.710	(13.057.906)	288.391.366
Resultado de operación	11.826.014	19.037.986	(255.964)	2.606.384	33.214.420
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	2.492.504
Ingresos financieros	-	-	-	-	849.618
Gastos financieros y otros	-	-	-	-	(6.932.484)
Resultados antes de impuestos	-	-	-	-	29.624.058
Resultado después de impuestos	-	-	-	-	31.719.563
Depreciación	7.086.845	6.686.197	1.582.783	-	15.355.825
Inversiones de capital	1.441.259	94.981	-	-	1.536.240
Balance general					
Activo					
Activos por segmentos	257.398.417	251.661.655	40.823.535	(28.909.557)	520.974.050
Activos por segmentos corporativos	-	-	-	-	20.003.589
Participaciones en empresas asociadas	3.523.538	-	-	-	3.523.538
Activos corporativos no distribuidos	-	-	-	-	70.256.734
Activo total consolidado					614.757.911
Pasivo					
Pasivos por segmentos	59.877.211	26.931.989	4.703.371	(29.879.557)	61.633.014
Pasivos por segmentos corporativos	-	-	-	-	98.624.518
Pasivos corporativos no distribuidos	-	-	-	-	65.664.322
Pasivo total consolidado					225.921.854

3. PAPELES COMERCIALES Y BONOS QUIROGRAFARIOS

Al 30 de septiembre de 2007, MANPA mantiene en circulación Papeles Comerciales por un monto de Bs. 15.000.000.000, correspondientes a la Emisión 2006-I.

Al 30 de septiembre de 2007, MANPA mantiene en circulación Obligaciones Quirografarias al Portador por un monto de Bs. 5.000.000.000, correspondientes a la Serie 1 por un monto de Bs. 12.500.000.000 de Emisión 2007-I .

4. EVENTOS SUBSECUENTES

Dividendos en efectivo.
Con fecha 26 de Octubre de 2007, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 22 ,00 por acción para un total de Bs. 50.468.207.328.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, November 15, 2007.

Messrs

NATIONAL SECURITIES AND EXCHANGE COMMISSION

NATIONAL SECURITIES REGISTRY

Present

We are herein submitting six (6) sets of requirements necessary to authorize and register with the National Securities Registry the capital increase of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares, product of the capital increase, which will be subscribed and paid in by Fundación Carlos Delfino.

Enclose documents:

1. Formal request.
2. Identification Sheet.
3. Copy of the Certification of the Minutes of Special Shareholders´ Meeting of November 14, 2007.
4. Statement of Shareholders´ Equity Movement.
5. Copy of the fax of the bond representing shares.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

6. Copy of the lists of shareholders at the date of holding the aforementioned Meeting, issued by Venezolano de Crédito, S.A. Banco Universal, in its capacity as Transfer Agent, and of Caja Venezolana de Valores.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

Citizen

President and Other Members of the Board of Directors of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B (File 3251) in compliance with the provisions set forth in Resolution No.242-93 of May 26, 1993 by the National Securities and Exchange Commission, do hereby request this Office please to authorize subscription of Nine Hundred Thousand Five Hundred Seventy-Six (90,576) registered shares, and registration with the National Securities Registry of such shares according to the provisions of the Special Shareholders´ Meeting of November 14, 2007 which characteristics are the following:

Type of shares: registered shares

Par value: Ten Bolivars (Bs.10.00) each.

Number of shares: Nine Hundred Thousand Five Hundred Seventy-Six (90,576)

Total Amount Issued: Nine Hundred Five Thousand Seven Hundred Seventy-Six Bolivars (Bs.905,760.00)

Subscription Price per Share: One Hundred Fifty-Eight Bolivars (Bs.158.00)

Modification of capital subscribed: From TWENTY-TWO THOUSAND NINE HUNDRED FORTY MILLION NINETY-FOUR THOUSAND TWO HUNDRED FORTY BOLIVARS

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

(Bs.22,940,094,240.00) to TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00).

This increase will be fully paid by FUNDACIÓN CARLOS DELFINO after receiving authorization by the National Securities and Exchange Commission.

Whereas this placement will be made directly and in private I do hereby respectfully request to that Commission to exempt my principal from preparing the corresponding prospectus for the purposes of authorizing the operation of shares part of this issue and to order registration with the National Securities Registry. Capital increase will bring about payment of a premium in excess of the par value of One Hundred Forty-Eight Bolivars (Bs.148.00) per share.

Name of Legal Representative: CARLOS DELFINO T.

In Caracas, on the Fifteenth (15th) day of November of the year two Thousand Seven.---

NATIONAL SECURITIES AND EXCHANGE COMMISSION

IDENTIFICATION SHEET

Name of Issuing Entity: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Registry Data: Registered with the Court of First Instance in Commercial Matters of the Federal District on March 31, 1950 under No.379, Volume 1-B of the Commercial Registry Office.

Taxpayer Number: RIF-J-00023530-9

Address and phone numbers of main offices: Avenida Francisco de Miranda con Avenida El Parque, Edificio Torre Country Club, Piso 12, Oficina 12, Urbanización El Bosque. Phone numbers: 9012267/ 9012276/ 9012307

Representative: CARLOS DELFINO T. Address: Avenida Francisco de Miranda con Avenida El Parque, Edificio Torre Country Club, Piso 9, Oficina FUNDACIÓN CARLOS DELFINO, Urbanización El Bosque. Phone numbers: 9012256/ 9012257.

ISSUE DESCRIPTION

Type of Bond: Registered Shares

Par value: Ten Bolivars (Bs.10.00) per share.

Number of Bonds: Nine Hundred Thousand Five Hundred Seventy-Six (90,576) shares

Estimated Price of Offer, per bonds: N/A

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Total Amount of Issue: Nine Hundred Five Thousand Seven Hundred Seventy-Six Bolivars (Bs.905,760.00)

Convertibility: None

Maturity: N/A

Other Special Characteristics: None

DO NOT WRITE HERE

Remarks (blank)

Registration Date: (blank)

Registry No. (blank)

Registry Date. (blank) --

CARACAS STOCK EXCHANGE

AFEE/ 2007 1115-324

CERTIFICATION

In my capacity as PRESIDENT of the "Bolsa de Valores de Caracas, C.A.", I do hereby certify that the price at closure of the bonds detailed herein below at 11/14/07 or, in turn, at the date indicated herein below was:

11/12/2007	MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	Bs.158.00

Claimant: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

This certification is issued at the request of the party concerned, in Caracas on the Fifteenth day of November of the year Two Thousand Seven.

Sincerely,

Victor Julio Flores Rojas (signed) Illegible.

President.

VJFR/ER --

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **Special**

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Shareholder's Meeting as of November 14, 2007 that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the **Fourteenth (14th) day of November of the year Two Thousand Seven** there gathered the shareholders of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.** specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Nacional and El Universal, dated November 8, 2007 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 RIF (Tax Information Registry) J-00023530-9 *NOTICE* . Company shareholders are convened for a Special Shareholders´ Meeting to be held on November 14, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes: 1) Considering and resolving about a capital increase of the company amounting to Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00) by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a company shareholder, in order to adapt the capital stock to the provisions set forth in the Decree-Law with Rank, Value and Force of Currency Restructuring Law and other resolutions issued by the Venezuelan Central Bank ruling this matter; 2) Considering and resolving about modifying the par value of shares and, if the proposal is approved, determining the policy of applicable share portions, delegating to the Board of Directors fixing registration dates (limit date of transaction with benefit) and payment dates (effective date of registration with benefit); 3) If the foregoing items are approved, considering updating the Authorized Capital of the company as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in; 4) If the foregoing items are approved, amending Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock. Shareholders are herein informed that the documents referred to in this notice have been at their request at the office premises

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

of the company since the publication date of this notice. Caracas, November 8, 2007. For THE BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman.

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **one thousand nine hundred five million six hundred ninety-three thousand eight hundred forty-three (1,905,693,843)** shares, that is, more than eighty-three percent (83%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, Considering and resolving about a capital increase of the company amounting to Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00) by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a company shareholder, in order to adapt the capital stock to the provisions set forth in the Decree-Law with Rank, Value and Force of Currency Restructuring Law and other resolutions issued by the Venezuelan Central Bank ruling this matter

Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting to increase its capital stock in Bs.905,760,00 in order to carry the current capital stock from the current Bs.22,940,094,240.00 to Bs.22,941,000,000.00 by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) new shares with par value of Ten Bolivars (Bs.10.00) each that would be subscribed and paid in by FUNDACIÓN CARLOS DELFINO, a non-profit organization of this domicile, and shareholder of the company, to facilitate capital conversion of the company into Strong Bolivars, pursuant to the Currency Restructuring Law and to the Regulations issued by the Venezuelan Central bank ruling that matter. Such increase shall be paid at the weighted average value of the operations carried out by the Caracas Stock Exchange with company shares at the date of entering into this Shareholders´ Meeting, or in turn, at the value of the last day prior the date in which the Stock Exchange operations with such shares were carried out.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

As a consequence of this capital increase the company capital subscribed and paid in would become TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00), divided into TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00) divided into Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of TEN BOLIVARS (Bs.10.00) each, fully subscribed and paid in. In this connection, Lic. Carlos Delfino T., President of Fundación Carlos Delfino, used his right to speak and declared to agree with subscription of shares from capital increase in the aforementioned conditions.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Immediately, the **Second Item of the notice** was considered, that is, Considering and resolving about modifying the par value of shares and, if the proposal is approved, determining the policy of applicable share portions, delegating to the Board of Directors fixing registration dates (limit date of transaction with benefit) and payment dates (effective date of registration with benefit). Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting to change the par value of the share from Ten Bolivars (Bs.10.00) to One Hundred Bolivars (Bs.100.00) each, and as a consequence thereof reduction in the number of existing shares would facilitate conversion of company capital to Strong Bolivars, pursuant to the aforementioned Currency Restructuring Law. Therefore, shareholders would have to provide 10 shares of Bs.10.oo out of those currently owned to receive one (1) share of Bs.100.00. Thus, the company capital stock would amount to Bs.22,941,000,000.00 represented by 229,410,000 shares with a par value of Bs.100.00.

Share portions resulting from the par value that remained in power of shareholders would be also allocated to the known Fundación Carlos Delfino, a non-profit institution of this domicile and shareholder of the company, applying Resolution 110-2204 of the National Securities and Exchange Commission referred to Dividends, establishing by advertisement published in newspaper the Limit date of Transaction with Benefit and the

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Effective Date of Registration of Benefit, being the value to pay fractions that determined by the weighted average of operations carried out at the Caracas Stock Exchange with company shares on the Limit Date of Transaction with Benefit or, in turn, the last value of the day prior that date in which stock operations were made with such shares.

Likewise, we do hereby ask the Board of Directors to be delegated authorization for fixing the Limit Date of Transaction with benefit (Registry Date) and the Effective Date of Registration of Benefit (Payment Date) to swap current shares for new shares and to pay the corresponding share portions, and to be empowered to carry out all the relevant formalities to comply with that approved by the Meeting.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders in regard to change of par value and delegation of powers to the Board of Directors. In regard to direct appointing to FUNDACIÓN CARLOS DELFINO the share portions by absolute majority of attending shareholders, the representative of the Bank Deposit Guarantee Fund (FOGADE) and that of J.D. CORDERO Y ASOCIADOS CASA DE CAMBIO, C.A. declared its vote against it, in virtue of the provisions of the General Bank Law and other Financial Institutions and other regulations ruling such entity.

Next, the **Third Item of the notice** was considered, that is, If the foregoing items are approved, considering updating the Authorized Capital of the company as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting to update the authorized capital stock of the company, in virtue of the capital increase to double the capital subscribed and paid in as a result from approving the foreign items.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fourth Item of the notice** was considered, that is, If the foregoing items are approved, amending Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock. Carlos Delfino T. used his right to speak and read

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting that in view of approval of the foregoing items to amend Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock, which would read as follows:

Clause No.4.- The authorized capital stock of the company amounts to FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY-TWO MILLION BOLIVARS (Bs.45,882,000,000.00). Capital subscribed and paid in amounts to TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00) divided into Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of ONE HUNDRED BOLIVARS (Bs.100.00) each, fully subscribed and paid in, which grant their holders equal rights.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Likewise, the Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders. (signed) Illegible"

This certification is issued in the city of Caracas, on the Fourteenth (14th) day of November of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 11/14/2007

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Special

Total Shareholders: 2,294,009,424

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Attending Shareholders:	1,905,693,843
% Quorum:	83,073
Total Shareholders Type "A":	2,294,009,424
Total Shareholders Type "A" Attending :	1,905,693,843
% Quorum Type "A"	83,073

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. (signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: Ilegible

Ilegible PAGE: Ilegible

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFINA	2,618,940	0.114
BRACHO NOGUERA ALBERTO ACACIO	20,000	0.001
DELFINO PARRA ELENA	30,682	0.001
DELFINO PARRA ELENA MARGARITA	460,490	0.020
FEBRES PEREZ JOSE ALBERTO	171,736	0.007
GARCIA RODRÍGUEZ LEONARDO	34,600	0.002
HEREDIA JUAN BAUTISTA	100,000	0.004
MUÑOZ DE LEON HELENA MARGARITA	5,500	0.000
SOTO APONE PEDRO JOSE	63,800	0.003
Total shares represented ===>	3,515,748	0.153
Total shares of quorum === >	1,905,693,843	83.073

MANUFACTURAS DE PAPAEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS E.DELFINO T.

PRESIDENT

(signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 11/14/2007

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
CUBAS ROMMEL	**36,330**	**0.002**
FONDO DE GARANTIAS Y PROTECCION BAN	30,912	0001
J.D. CORDERO Y ASOC. CASA DE CAMBIO	5,418	0.000
DE RODRÍGUEZ HAYDEE	**1,000**	**0.000**
RODRÍGUEZ ALVAREZ ALEJANDRO	1,000	0.000
GONZALEZ NELLY	**648,373,478**	**28.264**
AÑEZ DELFINO ARNALDO JOSE	23,1872	0.001
BROWN BROTHERS ARRIMAN &Co.	140,000,000	6.103
CAPIELO RAYMOND SANIA CELINA	990	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
CLARIDGE, LTD.	350,000,000	15.257
DELFINO PARRA DE RUBARTELLI MARIANA	2,001,050	0.087
DELFINO THORMAHLEN CARLOS EDUARDO	4,464,200	0.195
DITTMER MANZANO EGBERT	2,777,938	0.121
FIORAVANTI DE SANCTIS MARINA FELICI	2,000	0.000
FUNDACION CARLOS DELFINO	100,511,658	4.381
FUNDACION CARLOS DELFINO	1,485,000	0.065
GOMEZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,425,072	0.062
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 2.2.2., C.A.	49,510	0.002
INVERSIONES 218177, C.A.	3,000,000	0.131

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

INVERSIONES 84709, C.A.	777,793	0.034
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	2,164,400	0.094
INVERSIONES HYADES, C.A.	220,000	0.010
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TEDEA, C.A.	84,365	0.004
INVERSIONES TOMHAR, C.A.	18,394,446	0.802
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
LARRAZABAL GONZALEZ EDUARDO ELIAS	9,238	0.000
LEIZAOLA LARTITEGUI IÑAKI	656,000	0.029
LOVERA VEGAS JUAN ANTONIO	5,000	0.000
MADINA INVESTMENTS LTD	22	0.000
MAGUHN TOLEDO MARIA ALEJANDRA	5,000	0.000
PAPARONI MAURY CARLOS HENRIQUE JOSE	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	905,996	0.039
PAPARONI MICALE JOSE GAETANO	326,994	0.014
PAPARONI SANCHEZ GUSTAVO	2,000	0.000
PAPARONI SANCHEZ SILVIA	12,000	0.001

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 11/14/2007

SATACORP PAGE: Illegible

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
PARRA PARDI MARIA ELENA	47,696	0.002
PULIDO MERCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESÚS	13	0.000
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

SANCHEZ DE PERERA SYLVIA MARGARITA	15,500	0.001
THREE D INTERNATIONAL MARKETING, INC	23	0.000
GONZALEZ NORA	1,252,371,802	54.593
ATTICUS EMERGING MARKETS FUNDS, LTD	19,723,031	0.860
BEAR STEARNS SECURITIES CORP.	21	0.000
FONDO MUTUAL DE VZLA. F.F. DE INV. DE	75,650	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	1,232,573,100	53.730
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
TOTAL SHARES REPRESENTED ===>	1,902,177,216	82.919
TOTAL QUORUM SHARES ==>	1,905,693,843	83.073

MANUFACTURAS DE PAPAEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS E.DELFINO T.

PRESIDENT

(signed) Illegible. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 11/14/2007

SATACORP PAGE: Illegible

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON		
Own shares : ⇒	10,000	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	10,000	0.000
BRACHO NOGUERA ALBERTO ACACIO		
OWN SHARES : ⇒	20,000	0.001
REPRESENTED SHARES : ⇒	0	0.000

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

TOTAL SHARES	: ⇒	20,000	0.001
CUBAS ROMMEL			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	36,330	0.002
Total shares	: ⇒	36,330	0.002
DE RODRÍGUEZ HAYDEE			
Own shares	: ⇒	2,618,940	0.114
Represented shares	: ⇒	1,000	0.000
Total shares	: ⇒	2,619,940	0.114
DELFINO PARRA ELENA			
Own shares	: ⇒	491,172	0.021
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	491,172	0.021
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	171,736	0.007
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	171,736	0.007
GARCIA RODRIGUEZ LEONARDO			
Own shares	: ⇒	34,600	0.002
Represented shares	: ⇒	0	0,000
Total shares	: ⇒	34,600	0,002
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	648,373,478	28.264
Total shares	: ⇒	648,373,478	28.264
GONZALEZ NORA			
Own shares	: □	0	0.000
Represented shares	: □	1,252,371,802	54.593
Total shares	: □	1,252,371.802	54.593

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: Illegible

SATACORP PAGE: Illegible

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒		
Represented shares	: ⇒	100,000	0.004
Total shares	: ⇒	0	0.000
		100,000	0.004
MUÑOZ DE LEON HELENA MARGARITA			
Own shares	: ⇒	5,500	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	5,500	0.000
SOTO APONTE PEDRO JOSE			
Own shares	: ⇒	63,800	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	63,800	0.003
TRAVIESO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,394,606	0.061
Total shares	: ⇒	1,394,606	0.061
General Total shares	: ⇒	1,905,692,964	83.073

(signed) Illegible ——————————————————————————

MANUFACTURAS DE PAPAEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS E.DELFINO T.

PRESIDENT

(signed) Illegible. ——————————————————————————

[Next there is a demonstrative chart]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000,000.00

Subscribed Capital Bs.22,941,000,000.00

Capital Paid-in Bs. 22,941,000,000.00

BOND No. (blank) FOR (blank) shares

*This bond proves that (blank) owns (blank) shares of the company Manufacturas de Papel, C.A. (Manpa) S.A.C.A., domiciled in Caracas. The authorized capital of the company amounts to **Forty-Five Thousand Eight Hundred Eighty-Two Million Bolivars (Bs.45,882,000,000.00).** The subscribed capital of the company amounts to **Twenty-Two Thousand Nine Hundred Forty-One Million Bolivars (Bs. 22,941,000,000.00)** divided into **Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000)** registered shares fully paid of one hundred bolivars (Bs.100.oo) each, which grant their owners equal rights. The duration of the company is until December 31, 2051. The company was registered with the Court of First Instance in Commercial Matters of the Federal District on March 31, 1950 under No.379, Volume 1-B of the Commercial Registry Office. Amendments to its Articles of Incorporation and By-Laws are registered with the Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State, being its last amendment registered on (blank) under No. (blank), Volume (blank)Pro. The General Shareholders' Meeting will convene within the one hundred twenty (120) days following the corresponding regling of accounts to be made on December 31 of each year.*

Caracas, (blank) 2007.

Director (blank).

Director (blank).---

[Next, there is a 13-page list: VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL. TRANSFER AGENT. SYSTEMS MANAGEMENT. SHAREHOLDERS BOOK. COMPANY: MANUFACTURAS DE PAPEL, C.A. S.A.C.A. BATR202 PROGRAM. DATE: 8/10/06. The list includes eight (8) columns, namely: Shareholder, Name, Identity Card No./RIF (Tax Information Registry Number); Total Shares, A Shares; B Shares; C Shares; Percentage. The seal of VENEZOLANO DE CREDITO, S.A.

BANCO UNIVERSAL, Transfer Agent appears at the bottom of each of the thirteen pages together with the signature of Carlos Delfino T. and the seal of MANPA. Then, there is a list of eight (8) pages: "List of shareholders of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. registered with the Caja Venezolana de Valores, S.A. at November 14, 2007 corresponding to the Special Shareholders´ Meeting. This list has four (4) columns, namely: Identity Card No./RIF (Tax Information Registry Number); Sub-Account Holders; "Isin" (sic); Balance."--

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. November 16 P.M. 1:57. FILE RECEIVED." --------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 30th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
DEMONSTRATIVE CHART OF MOVEMENT OF CAPITAL STOCKS ACCOUNTS WITH CAPITAL INCREASE PROPOSED BY SPECIAL SHARE HOLDER'S MEETING
INTERIM PRELIMINARY NON - AUDITED
(Stated in bolivars)

	Capital Stock	Capital updating	Capital Stock
BALANCE AT DECEMBER 31, 2006	22,940,094,240	46,692,596,000	69,632,690,240
Capital increase to be subscribed by Fundación Carlos Delfino	905,760	0	905,760
BALANCE AFTER CAPITAL INCREASE 2007	22,941,000,000	46,692,596,000	69,633,596,000

Carlos Delfino T. (signed) Illegible.
Chairman

The Capital Stock of the company comprises Bs. 22,940,094,240 of capital stock composed by 2,294,009,424 common shares of Bs. 19 each,

fully subscribed and paid in, registered with the proper authorities, and Bs 46, 692,596,000 of updating capital, in constant money at December 31, 2001.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 · 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 · 407413 · 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 · 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 · 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 · 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 · 332405 · 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 · 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2007 NOV 16 PM 1:57
ARCHIVO
RECIBIDO

Caracas, 15 de noviembre de 2007

Señores
COMISION NACIONAL DE VALORES
REGISTRO NACIONAL DE VALORES
Presente

Por medio de la presente les estamos enviando seis (6) juegos de recaudos necesarios para la autorización e inscripción en el Registro Nacional de Valores del aumento de capital social de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) acciones, producto del aumento del capital social, las cuales serán suscritas y pagadas por la Fundación Carlos Delfino.

Recaudos anexos:

1. Solicitud formal.
2. Hoja de identificación.
3. Copia de la Certificación del Acta de Asamblea General Extraordinaria de Accionistas de fecha 14 de noviembre de 2007.
4. Estado de Movimiento Patrimonial.
5. Copia del facsímil del título representativo de las acciones.
6. Copia de los Listados de Accionistas a la fecha de la celebración de la Asamblea mencionada, emitidos por el Venezolano de Crédito, S.A., Banco Universal, en su condición de Agente de Traspaso, y de la Caja Venezolana de Valores.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

REPÚBLICA BOLIVARIANA DE VENEZUELA
SENIAT
1000 Mil Bolívares
F-02 09853711
Nombre del solicitante:
Número de Identificación:
Fecha:
Concepto:

COMISION NACIONAL DE VALORES
2007 NOV 15 PM 1:56
ARCHIVO RECIBIDO

Ciudadano

Presidente y demás Miembros del Directorio

COMISION NACIONAL DE VALORES

Su Despacho

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 30 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente 3251), en cumplimiento de lo dispuesto en la Resolución N° 242-93 de fecha 26 de mayo de 1993 de la Comisión Nacional de Valores, solicito a ese Despacho sea autorizada la suscripción de Noventa Mil Quinientas Setenta y Seis (90.576) acciones comunes nominativas, y la inscripción en el Registro Nacional de Valores de dichas acciones de acuerdo a lo resuelto por la Asamblea General Extraordinaria de Accionistas de fecha 14 de noviembre de 2007, cuyas características se indican a continuación:

Tipo de acciones: acciones comunes nominativas.

Valor nominal: Diez Bolívares (Bs.10,oo) cada una.

Número de acciones: Noventa Mil Quinientas Setenta y Seis (90.576) acciones.

Monto total emitido: Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,oo).

Precio de suscripción por acción: Ciento Cincuenta y Ocho Bolívares (Bs. 158,oo).

Modificación del capital social suscrito: De Veintidós Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo) a Veintidós Mil Novecientos Cuarenta y Un Millones de Bolívares (Bs. 22.941.000.000,oo).

Este aumento de capital será totalmente pagado en efectivo por FUNDACIÓN CARLOS DELFINO, una vez obtenida la autorización de la Comisión Nacional de Valores.

Por cuanto, esta colocación será realizada en forma directa y privada solicito respetuosamente de esa Comisión, se exima a mi representada de la elaboración del prospecto correspondiente a los fines de autorizar la operación de las acciones que integran la presente emisión y ordenar su inscripción en el Registro Nacional de Valores. El aumento de capital conlleva el pago de una prima en exceso del valor nominal de Ciento Cuarenta y Ocho Bolívares (Bs. 148,oo) por acción.

Nombre del Representante Legal: CARLOS DELFINO T.

En Caracas, a los quince (15) días del mes de noviembre del año dos mil siete.

Carlos Delfino

COMISION NACIONAL
DE VALORES

2007 NOV 16 PM 1:56

ARCHIVO
RECIBIDO

COMISION NACIONAL DE VALORES
HOJA DE IDENTIFICACIÓN

Nombre de la Entidad Emisora: MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Datos de Registro: Inscrita en el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B del Registro de Comercio.

Número de Contribuyente: RIF: J-00023530-9

Dirección y teléfonos de las oficinas principales: Avenida Francisco de Miranda con Avenida El Parque, Edificio Torre Country Club, Piso 12, Oficina 12, Urbanización El Bosque- Teléfonos: 901.2267-901.2276-901.2307

Representante: CARLOS DELFINO T. Dirección: Avenida Francisco de Miranda con Avenida El Parque, Edificio Torre Country Club, Piso 9, Oficina FUNDACIÓN CARLOS DELFINO, Urbanización El Bosque- Teléfonos: 901.2256,- 901.2257

DESCRIPCIÓN DE LA EMISIÓN

Tipo de Título: Acciones comunes

Valor nominal: Diez Bolívares (Bs. 10,oo) por acción

Cantidad de Títulos: Noventa Mil Quinientas Setenta y Seis (90.576) acciones

Precio estimado de oferta, por títulos: No aplica

Monto total de la emisión: Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,oo)

Convertibilidad: Ninguna

Vencimiento: No aplica

Otras características especiales: Ninguna

NO ESCRIBA EN ESTE ESPACIO

Observaciones:

Fecha de Inscripción:

No. De Registro:

Fecha de Registro:

BOLSA DE VALORES DE CARACAS, C.A.

AFEE / 20071115-324

COMISION NACIONAL DE VALORES
2007 NOV 15 PM 1:56
ARCHIVO RECIBIDO

CERTIFICACION

En mi carácter de PRESIDENTE de la Bolsa de Valores de Caracas, C.A. por medio de la presente certifico, que el precio de cierre de el (los) titulo(s) que a continuación se detalla(n) para la fecha 14/11/2007, o en su defecto la fecha que indica a continuación fue(ron):

12/11/2007	MANUFACTURAS DE PAPEL, S.A.C.A.(MANPA)	BS.	158,00

Solicitante: **Manufacturas de Papel, C.A. MANPA, S.A.C.A**

Esta certificación se expide, para fines que le interesan, en Caracas a los Quince Días del Mes de Noviembre de Dos Mil Siete.

Atentamente

Víctor Julio Flores Rojas
Presidente

VJFR/ER

Edificio Atrium, Calle Sorocaima entre Avenidas Tamanaco y Venezuela, Urb. El Rosal · Apartado Postal 62724-A, Caracas 1060-A, Venezuela · Teléfono: (Master) (58-212) 905.55.11 · Fax:(58-212) 952.26.40 · Internet: bvc@caracasstock.com

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 407413 4075[illegible]
U.E.N. Planta Sacos
Teléfonos (043) 40135[illegible] 401[illegible]
U.E.N. Planta Bolsas
Teléfonos (043) 401100 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos [illegible] 401219 401220
(02) 239746 2392480
U.E.N. Productos Escolares y de Oficina ALFES
Teléfonos [illegible] 332410 332405 3324[illegible]
U.E.N. Transportes ALFES
Teléfonos (04[illegible]) 474910 401380

MANPA

Oficina Principal
Avenida [illegible]
Torre Country Club
Chacaíto [illegible] 1050
Apartado [illegible] 46 [illegible] 1010 A Venezuela
Teléfono [illegible]
Internet [illegible] www.manpa.com.ve

Yo, **CARLOS DELFINO** T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas de fecha 14 de noviembre de 2007**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **catorce (14) de noviembre del año dos mil siete, siendo las 12:00 m.**, se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 08 de noviembre de 2007, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. RIF: J-00023530-9. *CONVOCATORIA.* Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 14 de noviembre de 2007, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1. Considerar y resolver sobre un aumento de capital social de la compañía en Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,oo), mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, el cual sería suscrito y pagado por la Fundación Carlos Delfino, accionista de la compañía, a los fines de adecuar el Capital Social a las disposiciones establecidas en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia. 2. Considerar y resolver sobre la modificación del valor nominal de la acción y en caso de ser aprobada la propuesta determinar la política de fracciones de acción aplicable, delegando en la Junta Directiva la fijación de las fechas de registro (fecha límite de transacción con beneficio) y pago (fecha efectiva de registro del beneficio). 3. En caso de ser aprobados los puntos anteriores, considerar la actualización del Capital Autorizado de la compañía, en su condición de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4. En caso de ser aprobados los puntos anteriores, modificar la Cláusula N° 4 del Documento Constitutivo-Estatutos de la compañía, referente al Capital Social. Se participa a los señores accionistas que los documentos a que se refiere

MANPA

COMISION NACIONAL DE VALORES

2007 NOV 16 PM 1:55

ARCHIVO RECIBIDO

esta convocatoria están a su disposición en las oficinas de la compañía a partir de la fecha de publicación de la misma. Caracas, 08 de noviembre de 2007. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran en el listado anexo a la presente Acta y que forma parte de la misma, quienes se presentaron de forma personal y/o con cartas poderes, los cuales representan **Un Mil Novecientos Cinco Millones Seiscientos Ochenta y Tres Mil Ochocientas Cuarenta y Tres (1.905.693.843)** acciones, o sea, más del **ochenta y tres por ciento (83%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, Considerar y resolver sobre un aumento de capital social de la compañía en Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,oo), mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, el cual sería suscrito y pagado por la Fundación Carlos Delfino, accionista de la compañía, a los fines de adecuar el Capital Social a las disposiciones establecidas en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia.

Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea aumentar el capital social en Bs. 905.760,oo para llevar el capital social actual de Bs. 22.940.094.240,oo a Bs. 22.941.000.000,oo, mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) nuevas acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, que serían suscritas y pagadas por la FUNDACIÓN CARLOS DELFINO, institución benéfica de este domicilio, y accionista de la compañía, para facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria y a las Resoluciones emanadas del Banco Central de Venezuela que rigen la materia. Dicho aumento sería pagado al valor del promedio ponderado de las operaciones realizadas en la Bolsa de Valores de Caracas con acciones de la compañía a la fecha de la celebración de la presente Asamblea, o, en su defecto al valor del último día anterior a esa fecha en que se realizaron operaciones de Bolsa con dichas acciones.

Como consecuencia de este aumento el capital suscrito y pagado de la compañía quedaría en VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLÍVARES (Bs. 22.941.000.000,oo), dividido en Dos Mil Doscientos Noventa y Cuatro Millones Cien Mil (2.294.100.000) acciones comunes nominativas con valor nominal de DIEZ BOLIVARES (Bs. 10,00) cada una, totalmente suscritas y pagadas. En este sentido tomó la palabra el Lic.

Carlos Delfino T., Presidente de la Fundación Carlos Delfino y manifestó estar conforme con la suscripción de las acciones producto del aumento de capital en las condiciones antes mencionadas.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, Considerar y resolver sobre la modificación del valor nominal de la acción y en caso de ser aprobada la propuesta determinar la política de fracciones de acción aplicable, delegando en la Junta Directiva la fijación de las fechas de registro (fecha límite de transacción con beneficio) y pago (fecha efectiva de registro del beneficio).
Tomó la palabra Carlos Delfino y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea el cambio del valor nominal de la acción de Diez Bolívares (Bs. 10,oo) a Cien Bolívares (Bs. 100,oo) cada una y como consecuencia de ésto la reducción del número de acciones existentes para facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria mencionada. A tal efecto, los accionistas tendrían que entregar 10 acciones de Bs. 10,oo de las que tienen actualmente para recibir una (1) acción de Bs.100,oo, así el capital de la compañía quedaría en Bs. 22.941.000.000,oo, representado en 229.410.000 acciones con valor nominal de Bs. 100,oo.
Las fracciones de acción resultantes del cambio del valor nominal que queden en poder de los accionistas serían asignadas igualmente a la referida Fundación Carlos Delfino, aplicando la Resolución 110-2004 de la Comisión Nacional de Valores referida a los Dividendos, estableciéndose mediante aviso publicado en prensa la Fecha Límite de Transacción con Beneficio y la Fecha Efectiva de Registro del Beneficio, siendo el valor para el pago de las fracciones el determinado por el promedio ponderado de la operaciones realizadas en la Bolsa de Valores de Caracas con acciones de la compañía en la fecha Límite de Transacción con Beneficio, o, en su defecto, al valor del último día anterior a esa fecha en que se realizaron operaciones de Bolsa con dichas acciones.
Asimismo, solicitamos se delegue en la Junta Directiva la autorización de fijar la Fecha Límite de Transacción con Beneficio (Fecha de Registro) y la Fecha Efectiva de Registro del Beneficio (Fecha de Pago) para el canje de las acciones actuales por las nuevas y el pago de las fracciones de acción correspondiente, y quede facultada para llevar a cabo todos los trámites pertinentes para dar cumplimiento a lo aprobado por la Asamblea.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes en lo relativo al cambio del valor

MANPA

nominal y la delegación de facultades a la Junta Directiva. En lo relacionado con la asignación directa a la FUNDACIÓN CARLOS DELFINO de las fracciones de acción por mayoría absoluta de los accionistas presentes, ya que el representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) y de J.D. CORDERO Y ASOCIADOS CASA DE CAMBIO, C.A. manifestó su voto en contra al respecto, en virtud de las disposiciones de la Ley General de Bancos y otras Instituciones Financieras y demás normas que rigen a dicho organismo.

De seguida se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, En caso de ser aprobados los puntos anteriores, considerar la actualización del Capital Autorizado de la compañía, en su condición de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.
Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea actualizar el Capital Autorizado de la compañía, en virtud del aumento de capital, al doble del capital suscrito y pagado resultante de la aprobación de los puntos anteriores.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, En caso de ser aprobados los puntos anteriores, modificar la Cláusula N° 4 del Documento Constitutivo-Estatutos de la compañía, referente al Capital Social.
Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que en vista de la aprobación de los puntos anteriores se modifique la Cláusula N° 4 del Documento Constitutivo-Estatutos relativa al Capital Social, la cual quedaría redactada así:
Cláusula N° 4.- El capital autorizado de la Sociedad es de CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA Y DOS MILLONES DE BOLIVARES (Bs. 45.882.000.000,oo). El capital suscrito y pagado es de VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLÍVARES (Bs. 22.941.000.000,oo), dividido en Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones comunes nominativas con valor nominal de CIEN BOLIVARES (Bs. 100,oo) cada una, totalmente suscritas y pagadas, que otorgan a sus poseedores iguales derechos.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

MANPA

Asimismo, la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes. (Fdo.) firmaron todos los accionistas presentes firmas ilegibles."

Certificación que se expide en la ciudad de Caracas, a los catorce (14) días del mes de noviembre del año dos mil siete (2007).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENE[illegible] DE CREDITO, S.[illegible] [illegible]NCO UNIVERSAL
SA[illegible]

FECHA : 14 [illegible]
HORA : 12:1[illegible]

MANUFACTURAS DE PAPEL, C.A.
Estado del Quorum
E traordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 1.905.693.843

% Quroum : 83,073

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	1.905.693.843
% Quroum Tipo "A"	:	83,073

VENEZOLANO DE CREDITO, S.A.
BANCO UNIVERSAL

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

...OLANO DE CREDITO ... BANCO UNIVERSAL

...EF

FECHA ...

COMISION NACIONAL DE VALORES

2007 NOV 15 PM 1:56

ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL, C.A.

Presentes

Nombre Accionista	Cant. Acciones	
ABRAHIM KATOON HAROON	10.000	
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.618.940	0,114
BRACHO NOGUERA ALBERTO ACACIO	20.000	0,001
DELFINO PARRA ELENA	30.682	0,001
DELFINO PARRA ELENA MARGARITA.	460.490	0,020
FEBRES PEREZ JOSE ALBERTO	171.736	0,007
GARCIA RODRIGUEZ LEONARDO	34.600	0,002
HEREDIA JUAN BAUTISTA	100.000	0,004
MUNOZ DE LEON HELENA MARGARITA	5.500	0,000
SOTO APONTE PEDRO JOSE	63.800	0,003
Total Acciones Representadas =>	3.515.748	0,153
Total Acciones del Quorum =>	1.905.693.843	83,073

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MANUFACTURAS DE PAPEL, C.A.

Representantes Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
CUBAS ROMMEL	**36.330**	**0,002**
FONDO DE GARANTIAS Y PROTECCION BAN	30.912	0,001
J.D. CORDERO Y ASOC.CASA DE CAMBIO	5.418	0,000
DE RODRIGUEZ HAYDEE	**1.000**	**0,000**
RODRIGUEZ ALVAREZ ALEJANDRO	1.000	0,000
GONZALEZ NELLY	**648.373.478**	**28,264**
A=EZ DELFINO ARNALDO JOSE	23.182	0,001
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CAPIELO RAYMOND SANIA CELINA	990	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CLARIDGE, LTD.	350.000.000	15,257
DELFINO PARRA DE RUBARTELLI MARIANA	2.001.050	0,087
DELFINO THORMAHLEN CARLOS EDUARDO	4.464.200	0,195
DITTMER MANZANO EGBERT	2.777.938	0,121
FIORAVANTI DE SANCTIS MARINA FELICI	2.000	0,000
FUNDACION CARLOS DELFINO	100.511.658	4,381
FUNDACIUN CARLOS DELFINO	1.485.000	0,065
GOMEZ DE ROMERO SYLVIA HELENA	88.452	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.425.072	0,062
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 2.2.2., C.A.	49.510	0,002
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 84709 C.A. .	777.793	0,034
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	2.164.400	0,094
INVERSIONES HYADES, C.A.	220.000	0,010
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TEDEA C.A. .	84.365	0,004
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LARRAZABAL GONZALEZ EDUARDO ELIAS	9.238	0,000
LEIZAOLA LARTITEGUI I=AKI	656.000	0,029
LOVERA VEGAS JUAN ANTONIO	5.000	0,000
MADINA INVESTMENTS LTD.	22	0,000
MAGUHN TOLEDO MARIA ALEJANDRA	5.000	0,000
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	905.996	0,039
PAPARONI MICALE JOSE GAETANO	326.994	0,014
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001

MANUFACTURAS DE PAPEL, C.A
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PARRA PARDI MARIA ELENA	47.696	0,002
PULIDO MELCAN TIBISAY VICTORIA	13.000	0,001
RAMIREZ ORTIZ ANGEL JESUS	13	0,000
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0,001
THREE D INTERNATIONAL MARKETING, INC	23	0,000
GONZALEZ NORA	**1.252.371.802**	**54,593**
ATTICUS EMERGING MARKETS FUNDS, LTD	19.723.031	0,860
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	75.650	0,003
NATSCUMCO(NOMINEE FOR CITIBANK NA	1.232.573.100	53,730
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
Total Acciones Representadas =>	1.902.177.216	82,919
Total Acciones del Quorum =>	1.905.693.843	83,073

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TR[illegible]

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

ENTIDAD DE CREDITO. [illegible] BANCO UNIVERSAL   FECHA : [illegible] 11 2007
[illegible]   PAGINA : [illegible]

[illegible] FIRMAS DE PAPEL . [illegible]
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=	10.000	[illegible],000
	Acciones Representadas	:=	0	0,000
	Total Acciones	:=	10.000	0,000
BRACHO NOGUERA ALBERTO ACACIO				
	Acciones Propias	:=>	20.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	20.000	0,001
CUBAS ROMMEL				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	36.330	0,002
	Total Acciones	:=>	36.330	0,002
DE RODRIGUEZ HAYDEE				
	Acciones Propias	:=>	2.618.940	0,114
	Acciones Representadas	:=>	1.000	0,000
	Total Acciones	:=>	2.619.940	0,114
DELFINO PARRA ELENA				
	Acciones Propias	:=>	491.172	0.021
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	491.172	0,021
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	171.736	0,007
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	171.736	0,007
GARCIA RODRIGUEZ LEONARDO				
	Acciones Propias	:=>	34.600	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	34.600	0,002
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	648.373.478	28,264
	Total Acciones	:=>	648.373.478	28,264
GONZALEZ NORA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.252.371.802	54,593
	Total Acciones	:=>	1.252.371.802	54,593

ILANO DE CREDI... BANCO UNIVE... FECHA ...
IRF PAGINA:

...FACTURAS DE PA...
Especial

... Accionista			Cant. Acciones	
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=	100.000	...4
	Acciones Representadas	:=	0	...000
	Total Acciones	:=	100.000	...004
MUNOZ DE LEON HELENA MARGARITA				
	Acciones Propias	:=	5.500	0,000
	Acciones Representadas	:=	0	0,000
	Total Acciones	:=	5.500	0,000
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=	63.800	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	63.800	0,003
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
	Total Acciones General	:=>	1.905.692.964	83,073

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL AGENTE DE TR...

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

CUADRO DEMOSTRATIVO DE MOVIMIENTO DE LA CUENTA DE CAPITAL SOCIAL CON AUMENTO DE CAPITAL PROPUESTO A LA ASAMBLEA EXTRAORDINARIA DE ACCIONISTAS

INTERINO PRELIMINAR NO AUDITADO
(Expresado en bolívares)

	Capital Social	Actualización de Capital	Capital Social
SALDO AL 31 DE DICIEMBRE DE 2006	22.940.094.240	46.692.596.000	69.632.690.240
Aumento de capital a ser suscrito por la Fundación Carlos Delfino	905.760	0	905.760
SALDO DESPUES DEL AUMENTO DE CAPITAL 2007	22.941.000.000	46.692.596.000	69.633.596.000

Carlos Delfino T.
Presidente de la Junta Directiva

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes, y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.941.000.000,oo
Capital Pagado: Bs. 22.941.000.000,oo

TITULO N° ***POR*** *Acciones*

Este título acredita que ** *es propietario de* ** *acciones de la sociedad mercantil* ***Manufacturas de Papel, C.A. (MANPA), S.A.C.A.****, domiciliada en Caracas. El capital autorizado de la compañía es* ***Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.180.480,oo).*** *El capital suscrito de la compañía es de* ***Veintidós Mil Novecientos Cuarenta y Un Millones de Bolívares (Bs. 22.941.000.000,oo)****, dividido en Dos Mil Doscientos Noventa y Cuatro Millones Cien Mil (2.294.100.000) acciones comunes nominativas totalmente pagadas de DIEZ BOLIVARES (Bs. 10,oo) cada una, que otorgan a sus poseedores iguales derechos. La duración de la compañía es hasta el 31 de diciembre del año 2.051. Fue inscrita en el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B del Registro de Comercio. Las reformas de su Documento Constitutivo y Estatutos están inscritas en el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda, siendo la última la registrada el de de , bajo el N° , Tomo -A-Pro La Asamblea Ordinaria de Accionistas se reunirá dentro de los ciento veinte (120) días siguientes al respectivo corte de cuentas, que se efectuará el día 31 de Diciembre de cada año.*

Caracas, ____ de ________ de 2007

____________________	____________________
Director	***Director***

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

COMISION NACIONAL DE VALORES
2007 NOV 15 PM 1:56
ARCHIVO RECIBIDO

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 1

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000016800	AÑEZ DELFINO ALBERTO ENRI	3,663,396	3,343	3,343	0	0	.00318
MAN00000067300	AÑEZ DELFINO ARNALDO JOSE	3,657,855	10	10	0	0	.00000
MAN00000134700	ABASCAL ALVAREZ RAMON OBD	248,144	879	879	0	0	.00083
MAN00000060100	ABREU MACHADO RICHARD RAF	9,416,155	1,386	1,386	0	0	.00132
MAN00000158000	ACOSTA FRAGACHAN FRANCISC	6,816,184	2,500	2,500	0	0	.00238
MAN00000134300	ACOSTA SIMON JUAN ROBERTO	6,161,694	15,000	15,000	0	0	.01430
MAN00000024900	ACUÑA PIMENTEL KEILA JOSE	6,253,035	378	378	0	0	.00036
MAN00000146100	ADRIANZA ALVAREZ MINERVA	1,075,032	9,300	9,300	0	0	.00887
MAN00000062800	AGROPECUARIA 27 DE MAYO,C	J002072482	6,972	6,972	0	0	.00665
MAN00000056200	AGUIRRE FIGUEROA JOSE	7,554,034	1,386	1,386	0	0	.00132
MAN00000076100	AGUIRRE MARTINEZ WILSON R	6,863,944	2,100	2,100	0	0	.00200
MAN00000136900	AGUIRREBEITIA AZPIRI JOSE	2,952,454	20,000	20,000	0	0	.01907
MAN00000204800	ALAS RODERO PATSY	15,664,156	331	331	0	0	.00031
MAN00000138400	ALBANEZ BARNOLA BENJAMIN	3,666,437	5,000	5,000	0	0	.00476
MAN00000169200	ALBARRACIN DE DELGADO LIG	1,743,811	300	300	0	0	.00028
MAN00000072600	ALCANTARA LANSBERG LARA C	13,338,381	8,400	8,400	0	0	.00801
MAN00000048500	ALMEIDA GIL MARIA DEL CAR	8,743,207	1,134	1,134	0	0	.00108
MAN00000075400	ALMEIDA MARTINS ALFONSO	6,463,879	87,500	87,500	0	0	.08346
MAN00000059400	ALMERIDA SALAZAR ISBELIA	2,761,454	1,890	1,890	0	0	.00180
MAN00000055000	ALVAREZ GONZALEZ VICTOR S	2,080,365	413,988	413,988	0	0	.39490
MAN00000163300	ALZURUTT SANCHEZ RICHAR J	3,989,648	23,000	23,000	0	0	.02193
MAN00000060200	APARICIO ARGENIS ANTONIO	7,188,231	1,890	1,890	0	0	.00180
MAN00000060300	APONTE TOVAR JOSE CUPERTI	2,844,635	1,890	1,890	0	0	.00180
MAN00000188600	ARANCIBIA MONCADA SILVIA	8,877,383	32,650	32,650	0	0	.03114
MAN00000035800	ARAQUE BENZO EDUARDO JOSE	4,772,544	1,764	1,764	0	0	.00168
MAN00000060700	ARAUJO DE SILVA DAIXY NOR	7,220,897	1,890	1,890	0	0	.00180
MAN00000014200	ARENAS NELSON	3,054,578	1,079	1,079	0	0	.00102
MAN00000059500	AREVALO JULIO ZENON	2,239,800	1,890	1,890	0	0	.00180
MAN00000144800	ARISMENDI DELFINO ANA MAR	11,234,712	4,100	4,100	0	0	.00391
MAN00000143100	ARISMENDI DELFINO BEATRIZ	9,967,719	5,100	5,100	0	0	.00486
MAN00000144900	ARISMENDI MELCHERT JUAN B	2,154,186	8,200	8,200	0	0	.00782
MAN00000121200	ARISTIGUETA LANDAETA EDUA	6,558,032	23,100	23,100	0	0	.02203
MAN00000012100	ARMANECA BIENES Y RAICES,	J303139027	49,847,580	49,847,580	0	0	47.54996
MAN00000205400	ASUAJE SEQUERA CARLOS JOS	2,504,560	15,000	15,000	0	0	.01430
MAN00000127300	ASUNCION DO ROZARIO MIGUE	6,127,283	1,000	1,000	0	0	.00095
MAN00000179300	ATRAMIZ VALI ELIAS	2,935,310	100,000	100,000	0	0	.09539
MAN00000145900	AVILA CABARCAS REINALDO A	6,257,968	5,010	5,010	0	0	.00477
MAN00000118800	BACAL TEITELBOIM MARIO	6,256,146	15,200	15,200	0	0	.01449
MAN00000146500	BALBAS OLIVEROS OMAR JESU	3,655,672	5,000	5,000	0	0	.00476
MAN00000037600	BALL FERRERO OLY ARLETTE	6,974,690	42	42	0	0	.00004
MAN00000070700	BANCO DE VZLA,S.A.BANCO U	J000029482	52,500	52,500	0	0	.05008
MAN00000071000	BANEX VALORES.	J300353141	7,200	7,200	0	0	.00686
MAN00000025100	BANGUAIRA FONDO MUTUAL.	J003530557	1,008	1,008	0	0	.00096
MAN00000070300	BCO.DE VZLA,S.A,B.U.FIDEI	J000029482	3,300	3,300	0	0	.00314
MAN00000171900	BEAR STEARNS SECURITIES C	J301021452	21	21	0	0	.00002
MAN00000056800	BECERRA SEPULVEDA EUSTACI	4,829,890	1,890	1,890	0	0	.00180
MAN00000009300	BECKER CARDENAS FREDDY JO	6,257,141	902,730	902,730	0	0	.86112
MAN00000199500	BEE SUSAN MARY	11,944,008	100	100	0	0	.00009

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 2

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000063800	BELANDRIA MARCO	3,793,668	5,250	5,250	0	0	.00500
MAN00000150000	BERACHA ZAIDMAN ROBERTO	3,967,924	40,000	40,000	0	0	.03815
MAN00000123300	BERROTERAN TELLEZ SONIA C	6,442,032	1,100	1,100	0	0	.00104
MAN00000011900	BERTOLINI BETTALLI DANIEL	3,176,146	89,754	89,754	0	0	.08561
MAN00000045300	BIMBLICH SANDOR ARIEH	11,227,252	294	294	0	0	.00028
MAN00000056900	BLANCO BOLIVAR SONIA MARI	7,257,602	1,386	1,386	0	0	.00132
MAN00000059600	BLANCO JULIAN JOSE	8,471,709	1,134	1,134	0	0	.00108
MAN00000118700	BLANCO PARDO ABEL	6,319,742	3,200	3,200	0	0	.00305
MAN00000048700	BLANCO PINTO MARIBEL ELIZ	4,432,725	1,764	1,764	0	0	.00168
MAN00000164300	BLASSINI OTERO SUSANA CRI	6,972,849	2,000	2,000	0	0	.00190
MAN00000144100	BLAVIA GOMEZ JUAN ANDRES	11,595,061	1	1	0	0	.00000
MAN00000019600	BOUTOROFF SEMENENKO NICOL	6,155,162	168	168	0	0	.00016
MAN00000028100	BOUZAGLOU ABRAHAM ALBERTO	6,126,055	10,458	10,458	0	0	.00997
MAN00000057100	BOWEL LEWIS ALBERTO JOHN	1,158,996	1,890	1,890	0	0	.00180
MAN00000104400	BRACHO SIERRA JOSE LUIS	242,384	26,000	26,000	0	0	.02480
MAN00000140200	BRANDWAJN POLER MAXIM JAC	13,308,298	1,000	1,000	0	0	.00095
MAN00000028700	BRICEÃO BRAUN ALVARO	3,659,996	5,292	5,292	0	0	.00504
MAN00000007600	BRICEÃO LUJAN ALFREDO JOS	6,824,422	7,182	7,182	0	0	.00685
MAN00000137500	BRICEÃO MARIN NELSON OCTA	6,915,707	400	400	0	0	.00038
MAN00000107100	BROWN BROTHERS HARRIMAN &	J308858544	140,000,000	140,000,000	0	0	33.54700
MAN00000026600	BRUTTINI SILVA GIORGIO	9,970,210	252	252	0	0	.00024
MAN00000157700	BUITRIAGO GUERRERO PABLO	1,518,839	10,000	10,000	0	0	.00953
MAN00000192200	BUSTAMANTE CACERES JORGE	3,312,895	13,030	13,030	0	0	.01242
MAN00000084400	BUSTILLOS GIL FRANCISCO A	3,865,301	2	2	0	0	.00000
MAN00000156000	C.V.V. CAJA VENEZOLANA DE	J300187934	136,764,696	136,764,696	0	0	30.46082
MAN00000038500	CADAVID MORENO LEOPOLDO A	5,617,274	1,428	1,428	0	0	.00136
MAN00000075200	CAJA DE AHORROS EMPLEADOS	J000000000	28	28	0	0	.00002
MAN00000076600	CALATRAVA DE OLIVARES MAR	219,225	55,500	55,500	0	0	.05294
MAN00000120900	CALDERON MARTINEZ ENRIQUE	3,182,688	5,500	5,500	0	0	.00524
MAN00000191300	CALVIÃO MOREIRA ESTHER ES	1,737,516	28,500	28,500	0	0	.02718
MAN00000027900	CALZADA DE HERNANDEZ MARI	6,064,481	10,064	10,064	0	0	.00960
MAN00000079300	CAMAIONI BALDINI ANTONIO	6,276,564	15,000	15,000	0	0	.01430
MAN00000018100	CAMPOS MURILLO ELISEO	81,752,778	420	420	0	0	.00040
MAN00000131100	CAMPOS SORGA MARIANA	685,090	3,500	3,500	0	0	.00333
MAN00000168300	CAPO LINARES JOSE RAFAEL	7,683,413	12,500	12,500	0	0	.01192
MAN00000058800	CARACAS ANDRADE LAUREANO	9,645,202	1,890	1,890	0	0	.00180
MAN00000130600	CARBALLO DE DIAZ MARGARIT	1,718,702	5,200	5,200	0	0	.00496
MAN00000187600	CARBONELL DE GOMEZ RUIZ B	5,304,989	18,000	18,000	0	0	.01717
MAN00000002100	CARDENAS DE BURRON GRACIE	6,184,996	1,824,606	1,824,606	0	0	1.74050
MAN00000002200	CARDENAS DE YERENA MORELL	4,350,928	3,738	3,738	0	0	.00356
MAN00000059800	CARDENAS SANCHEZ WILLIAM	4,231,978	1,134	1,134	0	0	.00108
MAN00000030500	CARPIO DELFINO MIGUEL ENR	3,178,324	229,901	229,901	0	0	.21930
MAN00000150100	CARRERO CUBEROS BERNABE	642,297	5,000	5,000	0	0	.00476
MAN00000083600	CARRILLO ACOSTA CIPRIANO	3,969,619	100	100	0	0	.00009
MAN00000176600	CARRILLO HERNANDEZ NUBIA	4,446,111	400	400	0	0	.00038
MAN00000076400	CARVAJAL CHITTY HUMBERTO	6,910,898	1,500	1,500	0	0	.00143
MAN00000090900	CASTILLO JOSE EDECIO	3,921,437	650	650	0	0	.00062
MAN00000098100	CEBALLOS LOPEZ IRVING	2,780,050	10,000	10,000	0	0	.00953

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 3

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	NOMBRE	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000066700	CHACIN LLAMOZAS MARCEL	7,191,552	52,500	52,500	0	0	.05008
MAN00000082600	CHANG HUNG YUNG YEN	6,127,542	30,000	30,000	0	0	.02861
MAN00000191700	CHAPELLIN GARCIA GUSTAVO	11,225,412	56,732	56,732	0	0	.05411
MAN00000110600	CHASEWOOD FINANCIAL, S.A.	J303821456	24,768,085	24,768,085	0	0	23.62645
MAN00000089700	CHAZZAOUI PIAA RAUF	10,204,146	6,000	6,000	0	0	.00572
MAN00000133500	CICHELLA MILLANI REINALDO	15,976,040	4,150	4,150	0	0	.00395
MAN00000135500	CICHELLA MILLIANI ALEJAND	6,816,715	4,150	4,150	0	0	.00395
MAN00000133400	CICHELLA MILLIANI SERGIO	13,337,190	4,150	4,150	0	0	.00395
MAN00000071800	CISNERO DE DAVILA MARIA T	5,532,335	252,000	252,000	0	0	.24038
MAN00000071700	CISNEROS GOMEZ MARIA DE L	4,822,294	33,680	33,680	0	0	.03212
MAN00000080200	CLARIDGE, LTD.	J303120792	350,000,000	350,000,000	0	0	33.86752
MAN00000021200	COBHAM SCOTT STHEPHEN EDW	82,093,859	1,050	1,050	0	0	.00100
MAN00000018000	COLELLA SIMOZA FRANCISCO	5,967,346	4,452	4,452	0	0	.00424
MAN00000091900	COLINA DE MOLERO MAGDA JO	6,154,312	500	500	0	0	.00047
MAN00000057000	COLINA NESTOR RAFAEL	7,366,132	1,890	1,890	0	0	.00180
MAN00000190300	COLMENARES ALTUVE ROSA MA	5,965,060	11,500	11,500	0	0	.01096
MAN00000045900	COLMENARES LUIS EDUARDO	0	61,740	61,740	0	0	.05889
MAN00000175400	COLUCCIO PEREIRA EDUARDO	12,261,485	5,000	5,000	0	0	.00476
MAN00000042400	CONDE ROTUNDO EMILIO LUIS	13,309,477	31,668	31,668	0	0	.03020
MAN00000092300	CONSORCIO AMERIVAL,C.A	J303229638	12,800	12,800	0	0	.01221
MAN00000099900	CONTRERAS CASARES FRANCIS	5,310,238	200	200	0	0	.00019
MAN00000170700	CONZOÑO NAVARRO CARMEN VI	914,680	740	740	0	0	.00070
MAN00000064000	CORDERO ALCALA MARIANA	7,254,309	5,250	5,250	0	0	.00500
MAN00000020600	CORNIELES RAMON ENRIQUE	215,333	210	210	0	0	.00020
MAN00000162300	CORPORACION ALZURAVI, C.A	J304414234	23,000	23,000	0	0	.02193
MAN00000028900	CORPORACION ARAPACOA, C.A	J003620351	2,910	2,910	0	0	.00277
MAN00000183400	CORPORACION INFISA, C.A.	J304182201	2,260	2,260	0	0	.00215
MAN00000118000	CORPORACION RIMCAR, C.A.	J002510900	32,780	32,780	0	0	.03126
MAN00000204400	CORPORACION SIETE COLINAS	J312059095	17	17	0	0	.00001
MAN00000061900	CORREA DE GONZALEZ MARTA	4,459,236	1,560	1,560	0	0	.00148
MAN00000100300	CORREDOR DIAZ NORBERTO TE	6,845,872	4,920	4,920	0	0	.00469
MAN00000179600	COSTANTE TOGLIA MICHELE	9,881,238	5,000	5,000	0	0	.00476
MAN00000080300	COVA FRANCO LUIS LEOPOLDO	5,969,587	3,000	3,000	0	0	.00286
MAN00000181800	DAPARTE REBODERO MARIA IS	6,970,615	16,500	16,500	0	0	.01573
MAN00000171600	DAVILA AVENDAÑO SYR GERMA	11,314,861	2,300	2,300	0	0	.00219
MAN00000049100	DE BASILIO DA SILVA MARIA	7,269,168	1,134	1,134	0	0	.00108
MAN00000011400	DE DALMADY YANTZEN NICOLA	6,555,930	756	756	0	0	.00072
MAN00000047200	DE DURAN EMILIA	0	882	882	0	0	.00084
MAN00000023000	DE FREITAS RODRIGUEZ JOSE	5,577,538	420	420	0	0	.00040
MAN00000047100	DE LA PORTA OLGA R.	0	882	882	0	0	.00084
MAN00000070200	DE SOUSA JOAO ISMAEL	10,824,127	10,500	10,500	0	0	.01001
MAN00000047000	DE UXCATEGUI MARINA	0	882	882	0	0	.00084
MAN00000064900	DEL GALLO GALLO JOSE LUIS	6,209,259	78,750	78,750	0	0	.07512
MAN00000046000	DELFINO ARRIENS ENRIQUE	0	53,424	53,424	0	0	.05096
MAN00000203700	DELFINO BERTRAN SILVANA	15,182,081	67,583	67,583	0	0	.06446
MAN00000071900	DELFINO DE ARISMENDI BEAT	3,180,818	126,000	126,000	0	0	.12019
MAN00000188900	DELFINO DE VERNET VIVANNE	7,251,120	84,000	84,000	0	0	.08012
MAN00000132400	DELFINO GOMEZ JOSE IGNACI	7,251,132	5,000	5,000	0	0	.00476

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 4

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000007100	DELFINO MONZON JUAN RAFAE	3,659,618	72,720	72,720	0	0	.06936
MAN00000007200	DELFINO MONZON RICARDO.	6,820,919	11,970	11,970	0	0	.01141
MAN00000033100	DELFINO PARRA DE RUBARTEL	6,827,537	2,001,050	2,001,050	0	0	1.90881
MAN00000031900	DELFINO PARRA ELENA MARGA	6,398,408	460,490	460,490	0	0	.43926
MAN00000074400	DELFINO PARRA MARIA ANGEL	11,306,359	1,001,440	1,001,440	0	0	.95528
MAN00000205800	DELFINO PARRA MARIA ISABE	10,182,709	1,000,000	1,000,000	0	0	.95390
MAN00000064700	DELFINO SUBERO GUSTAVO AN	10,338,719	19	19	0	0	.00001
MAN00000064500	DELFINO SUBERO VIRGINIA.	5,305,004	19	19	0	0	.00001
MAN00000007800	DELFINO THORMAHLEN ALEJAN	3,659,619	291,362	291,362	0	0	.27793
MAN00000205900	DELFINO TOLEDO MANUEL VIC	923,875	1,175,046	1,175,046	0	0	1.12088
MAN00000180700	DELGADO MORA SOLEDAD DEL	5,021,068	3,200	3,200	0	0	.00305
MAN00000149000	DI BARI NAPOLITANO SEBAST	5,302,101	476	476	0	0	.00045
MAN00000177800	DI GENOVA CHIMIENTI ADRIA	9,968,280	4,500	4,500	0	0	.00429
MAN00000195100	DIANDRA HOLDING A.V.V.	J305533067	24	24	0	0	.00002
MAN00000189600	DIAZ DE FARO SILVIA MARGA	3,665,350	3,000,000	3,000,000	0	0	2.86172
MAN00000185300	DIAZ DELFINO MARIOLGA	4,771,501	2,500,000	2,500,000	0	0	2.38476
MAN00000089100	DIAZ GONZALEZ KEISTHER MA	5,465,032	6,000	6,000	0	0	.00572
MAN00000023100	DIAZ GONZALEZ LEONARDO JO	82,074,778	1,050	1,050	0	0	.00100
MAN00000205100	DIAZ RODRIGUEZ ANTONIO AU	4,084,324	1,000	1,000	0	0	.00095
MAN00000061500	DIAZ YANEZ FERNANDO CARME	4,873,952	12,600	12,600	0	0	.01201
MAN00000131600	DILLER RAUCH SIEGFRIED JO	3,718,864	8,000	8,000	0	0	.00763
MAN00000105200	DISTRIBUIDORA RIMERO,C.A	J001541624	1,000	1,000	0	0	.00095
MAN00000054700	DITTMER MANZANO EGBERT	2,840,096	2,777,938	2,777,938	0	0	2.64989
MAN00000036400	DODEL ROURE PIERRE HENRI	954,238	420	420	0	0	.00040
MAN00000024500	DOMINGUEZ GRATEROL JUAN C	6,910,556	8,946	8,946	0	0	.00853
MAN00000041300	DREISSIG EHRLICH SIEGFRIE	6,249,499	1,350,000	1,350,000	0	0	1.28777
MAN00000203300	DREISSIG TOVAR INGRID XIO	6,914,352	1,000,000	1,000,000	0	0	.95390
MAN00000156300	DRUMOND VASCOCELOS NELSON	6,325,149	6,500	6,500	0	0	.00620
MAN00000128700	DUARTE CONTRERAS SANTIAGO	6,317,266	270	270	0	0	.00025
MAN00000193600	DUHAU NELSON ALBERTO JUAN	6,285,948	60,000	60,000	0	0	.05723
MAN00000057200	DURAN LUGO LESBIA CRUZ	4,434,926	1,764	1,764	0	0	.00168
MAN00000198100	DUTCH MILL CORPORATION A.	J000000000	12,384,043	12,384,043	0	0	11.81322
MAN00000110200	EGUEZ DE LIMES REMY MARIT	81,274,533	1,225	1,225	0	0	.00116
MAN00000153700	EGUI DE MACHADO CRISTINA	55,748	26,200	26,200	0	0	.02499
MAN00000067100	ELLIS ALVAREZ DE LUGO EDW	5,537,956	78,750	78,750	0	0	.07512
MAN00000066900	ELLIS GARCIA DE LA CONCHA	264,863	78,750	78,750	0	0	.07512
MAN00000108800	ELOVIC SCHUTZBERGER ROBER	5,531,540	30,000	30,000	0	0	.02861
MAN00000112000	EMMANUELLI GRAELLS CARLOS	6,266,167	98	98	0	0	.00009
MAN00000165900	EMPERADOR MARQUEZ LEONARD	7,947,526	12,000	12,000	0	0	.01144
MAN00000026500	ERASO RODRIGUEZ RICARDO J	6,844,912	4,592	4,592	0	0	.00438
MAN00000019300	ESCOBAR DE GARCIA ELIGIA.	2,570,479	1,302	1,302	0	0	.00124
MAN00000054100	ESCOBAR RODRIGUEZ YUNEIDA	6,825,226	5,040	5,040	0	0	.00480
MAN00000046600	ESPEJO EDGAR EDUARDO	0	5,922	5,922	0	0	.00564
MAN00000044600	ESTUDIOS IDEFIX, S.R.L.	J002304642	10,248	10,248	0	0	.00977
MAN00000094700	FALCON MORALES FRANCISCO	6,932,707	70,000	70,000	0	0	.06677
MAN00000051100	FARINA FRIXA ANA MARIA	4,837,005	12,138	12,138	0	0	.01157
MAN00000054200	FEBRES CORDERO DE PEREZ B	1,758,807	20,764	20,764	0	0	.01980
MAN00000020400	FEBRES PEREZ JOSE ALBERTO	5,972,132	53,736	53,736	0	0	.05125

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000003300	FEDOSEJEVS SCHEFLERS GEOR	2,066,636	90,946	90,946	0	0	.08675
MAN000000168900	FERNANDEZ HERRERA JORGE F	7,221,204	12,000	12,000	0	0	.01144
MAN000000159300	FIGUEIRA JORGE LUIS	8,837,512	30,000	30,000	0	0	.02861
MAN000000122300	FIGUEROA COLLAZO JOHANNA	13,311,600	500	500	0	0	.00047
MAN000000164000	FINANCIERA DEL VALLE, C.A	J302923611	4,000	4,000	0	0	.00381
MAN000000062700	FREDERICK HOLDING INC.	J	3,908,142	3,908,142	0	0	3.72800
MAN000000033900	FRESCO DJIAN ENRIQUE.	6,197,455	5,964	5,964	0	0	.00568
MAN000000016300	FREYRE DE RICOL LOURDES	5,137,550	8,610	8,610	0	0	.00821
MAN000000045800	FUENTES GILLY MANUEL JOSE	0	124,866	124,866	0	0	.11911
MAN000000000100	FUNDACION CARLOS DELFINO	J001639560	100,511,658	100,511,658	0	0	95.87879
MAN000000185600	GALARRAGA RODRIGUEZ MARIT	4,852,496	3,400	3,400	0	0	.00324
MAN000000046700	GARABAN PEREZ FREDDY	0	5,670	5,670	0	0	.00540
MAN000000059700	GARCIA BLANCO LUISA JOSEF	2,996,540	1,890	1,890	0	0	.00180
MAN000000042900	GARCIA CHACON PAULA LIZBE	6,365,400	42	42	0	0	.00004
MAN000000060800	GARCIA RODRIGUEZ JOSE LUI	4,466,213	1,890	1,890	0	0	.00180
MAN000000121400	GARCIA RODRIGUEZ PEDRO DI	0	4,000	4,000	0	0	.00381
MAN000000014000	GARCIA SANOJA SIXTO JOSE	5,402,528	420	420	0	0	.00040
MAN000000156200	GARCIA SILVA MARITZA JOSE	5,365,211	52,708	52,708	0	0	.05027
MAN000000027000	GASIA GONZALEZ IGNACIO	3,840,187	420	420	0	0	.00040
MAN000000201900	GAUDIO DE CLAMENS ALBA	2,776,303	6,300	6,300	0	0	.00600
MAN000000201700	GAUDIO KEMPIS LIVIA	3,630,803	6,300	6,300	0	0	.00600
MAN000000201800	GAUDIO KEMPIS MARIO ALBER	1,873,991	6,300	6,300	0	0	.00600
MAN000000059000	GENTILE NIEVES GINELA FLO	9,649,778	1,890	1,890	0	0	.00180
MAN000000117200	GERMAN GARCIA MARTIN JOSE	9,410,767	2,400	2,400	0	0	.00228
MAN000000177700	GIL ALVAREZ BOLIVIA GIOCO	10,711,576	1,000	1,000	0	0	.00095
MAN000000051200	GIL BRACHO ARTURO JOSUE	9,673,341	3,024	3,024	0	0	.00288
MAN000000069900	GIL MAYZ CARLOS RAUL JOSE	15,991,481	10,500	10,500	0	0	.01001
MAN000000070000	GIL MAYZ CAROLINA JULIETA	15,865,722	10,500	10,500	0	0	.01001
MAN000000070100	GIL VELUTINI JOSE VICENTE	4,581,529	21,000	21,000	0	0	.02003
MAN000000030600	GINER ALONSO MARIANO ANGE	3,157,319	1,008	1,008	0	0	.00096
MAN000000104500	GOLDENSTEIN IANOVICI FRAN	3,981,127	15,200	15,200	0	0	.01449
MAN000000040200	GOMEZ ARRAIZ ROSA ELENA	1,890,122	3,438,860	3,438,860	0	0	3.28035
MAN000000034300	GOMEZ BERTOLINI MARIA LOR	9,882,547	102,600	102,600	0	0	.09787
MAN000000039900	GOMEZ DE CADENA JOAN MARY	3,281,559	3,561,860	3,561,860	0	0	3.39768
MAN000000004300	GOMEZ DE ROMERO SYLVIA HE	4,272,934	88,452	88,452	0	0	.08437
MAN000000081100	GOMEZ GARCIA IRAYDA LUISA	26,370	500,000	500,000	0	0	.47695
MAN000000080900	GOMEZ GARCIA JUAN VICENTE	965,161	700	700	0	0	.00066
MAN000000001600	GOMEZ GOMEZ GONZALO	3,177,588	45,215	45,215	0	0	.04313
MAN000000009000	GOMEZ GOMEZ JUAN VICENTE.	3,177,587	4,730	4,730	0	0	.00451
MAN000000023300	GOMEZ MORIN JESUS EMILIO.	7,520,172	5,796	5,796	0	0	.00552
MAN000000145700	GOMEZ PEREZ SIMON ALFREDO	9,878,639	6,875	6,875	0	0	.00655
MAN000000169100	GOMEZ RAMOS CATARINA ISAB	10,349,767	1,512	1,512	0	0	.00144
MAN000000002800	GOMEZ REVENGA JOSEFINA.(D	25,229	1,824,606	1,824,606	0	0	1.74050
MAN000000118900	GOMEZ RIVAS OMAR JOSE	1,389,601	20,000	20,000	0	0	.01907
MAN000000004100	GOMEZ RUIZ ALFREDO.	3,177,249	50,442	50,442	0	0	.04811
MAN000000004200	GOMEZ-RUIZ RODRIGUEZ GUST	3,185,691	1,425,072	1,425,072	0	0	1.35938
MAN000000070600	GOMEZ-RUIZ SPAGNA ADRIANA	3,177,249	10,500	10,500	0	0	.01001
MAN000000057400	GONZALEZ CARIAS AURA VALE	3,658,179	1,890	1,890	0	0	.00180

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000145000	GONZALEZ CLAVELLI ANDRES	6,820,671	86	86	0	0	.00008
MAN00000042200	GONZALEZ DE GAMBOA MARIA	0	66,276	66,276	0	0	.06322
MAN00000144200	GONZALEZ DE TAMAYO LUZ DA	13,285,399	100	100	0	0	.00009
MAN00000145400	GONZALEZ DUGARTE JOSE DE	984,356	3,440	3,440	0	0	.00328
MAN00000005000	GONZALEZ F. MARIA FERNAND	4,456,050	84,546	84,546	0	0	.08064
MAN00000204700	GONZALEZ FERRI MANUEL	5,422,620	1,594,510	1,594,510	0	0	1.52101
MAN00000182700	GONZALEZ PEREZ PATRICIA A	11,227,401	5,260	5,260	0	0	.00501
MAN00000057500	GONZALEZ REYES JOSE ANTON	7,227,261	1,890	1,890	0	0	.00180
MAN00000049400	GONZALEZ RODRIGUEZ WILLIA	4,566,920	2,394	2,394	0	0	.00228
MAN00000030100	GONZALEZ TEIJIDO ADOLFO	9,968,472	1,428	1,428	0	0	.00136
MAN00000057600	GRANADILLO CAMPOS HECTOR	5,263,553	1,890	1,890	0	0	.00180
MAN00000078600	GRESPAN RAMIREZ MILCO ATI	8,004,463	1,500	1,500	0	0	.00143
MAN00000168100	GRILLET INSERRI SONSIRE C	5,420,938	40,000	40,000	0	0	.03815
MAN00000186700	GRIMALDI DE LIMA RAUL RAI	10,333,377	20,000	20,000	0	0	.01907
MAN00000031300	GROSPERCA, .C.A.	J002382210	2,184	2,184	0	0	.00208
MAN00000075300	GUARDAZZI GOMEZ FERNANDO	9,882,547	75,000	75,000	0	0	.07154
MAN00000186100	GUARDAZZI GOMEZ MARIA F.	9,882,547	75,000	75,000	0	0	.07154
MAN00000133900	GUEVARA PORRAS JOSBELL	6,258,940	900	900	0	0	.00085
MAN00000138100	GUTIERREZ DE EGAAA AMANDA	4,349,522	4,500	4,500	0	0	.00429
MAN00000164500	GUZMAN OLIVO FELIPE BAUTI	5,015,905	2,300	2,300	0	0	.00219
MAN00000197800	HEREDIA JUAN BAUTISTA	639,904	100,000	100,000	0	0	.09539
MAN00000044800	HERMEN 5000 C.A.	J300789705	55,351	55,351	0	0	.05279
MAN00000186600	HERNANDEZ ALVAREZ MARIA D	5,523,342	100	100	0	0	.00009
MAN00000190500	HERNANDEZ MARTIN FRANCISC	6,322,089	4,410	4,410	0	0	.00420
MAN00000174800	HERNANDEZ PADRON ANGEL GD	6,302,275	10,000	10,000	0	0	.00953
MAN00000056500	HERNANDEZ VISO RAFAEL AND	6,925,148	2,940	2,940	0	0	.00280
MAN00000067900	HERRERA RAMIREZ JORGE ANT	6,814,497	26,250	26,250	0	0	.02504
MAN00000029200	HIDROCONSTRUCCIONES 37, C	J003126527	2,184	2,184	0	0	.00208
MAN00000036000	ICCB VALORES, C.A.	J003617296	76,482	76,482	0	0	.07295
MAN00000173000	INDEX FINANZAS, C.A.	J303712380	25,000	25,000	0	0	.02384
MAN00000068200	INMOBILIARIA ARA, S.A.	J001564039	33,600	33,600	0	0	.03205
MAN00000041400	INMOBILIARIA LA ONSEDONIA	J302476380	5,726,851	5,726,851	0	0	5.46288
MAN00000038300	INMOBILIARIA ZAIT MONET,	J300217485	19,404	19,404	0	0	.01850
MAN00000037800	INMUEBLES E INV. F.GOMEZ	J003501468	7,434	7,434	0	0	.00709
MAN00000120300	INVERSIONES AVIDULES, C.A	J002421171	17,000	17,000	0	0	.01621
MAN00000026000	INVERSIONES BACIANI,C.A.	J003661708	1,302	1,302	0	0	.00124
MAN00000205600	INVERSIONES CEYPA GOMEZ,	J312865725	2,231,250	2,231,250	0	0	2.12840
MAN00000089600	INVERSIONES COCOLI C.A.	J001240357	5,000	5,000	0	0	.00476
MAN00000031200	INVERSIONES GLOBALCORP, C	J300103986	48,678	48,678	0	0	.04643
MAN00000040300	INVERSIONES GRUPO 21,C.A.	J003159212	2,612	2,612	0	0	.00249
MAN00000009500	INVERSIONES HYADES, C.A.	J002061022	220,000	220,000	0	0	.20985
MAN00000191600	INVERSIONES INVEMA 2000,	J305605831	323,682	323,682	0	0	.30876
MAN00000010700	INVERSIONES INVERDELGO, C	J302652650	1,133,172	1,133,172	0	0	1.08094
MAN00000116800	INVERSIONES JUVIGO C.A	J075481658	9	9	0	0	.00000
MAN00000105600	INVERSIONES KAZALY, C.A.	J003587648	378	378	0	0	.00036
MAN00000023400	INVERSIONES KHAFRE, C.A.	J002355476	1,821,456	1,821,456	0	0	1.73750
MAN00000025400	INVERSIONES MOLINILLO, C.	J001067906	44,856	44,856	0	0	.04278
MAN00000002300	INVERSIONES MORAVIA, C.A.	J002393106	50,919,498	50,919,498	0	0	48.57247

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 7

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000039400	INVERSIONES OSMARASIL, C.	J002257814	2,718	2,718	0	0	.00259
MAN00000000200	INVERSIONES PALMIRA C.A.	J004912739	126	126	0	0	.00012
MAN00000023600	INVERSIONES PEAISTU, C.A.	J003690686	504	504	0	0	.00048
MAN00000005800	INVERSIONES PEREZ PARIS.	J000634343	28,980	28,980	0	0	.02764
MAN00000044500	INVERSIONES PITARA, S.A.	J001363386	8	8	0	0	.00000
MAN00000204300	INVERSIONES PPSD, C.A.	J312050616	17	17	0	0	.00001
MAN00000104100	INVERSIONES PRIVEGAS, S.A	J001150382	620	620	0	0	.00059
MAN00000039000	INVERSIONES SF118 C.A.	J300569055	51,021,642	51,021,642	0	0	48.66991
MAN00000197600	INVERSIONES TALBOT, C.A.	J001528636	3,907,906	3,907,906	0	0	3.72777
MAN00000043900	INVERSIONES TAUCHO, C.A.	J001751025	28,014	28,014	0	0	.02672
MAN00000205500	INVERSIONES THE BEST SUPP	J002933330	31,000	31,000	0	0	.02957
MAN00000011300	INVERSIONES TOMHAR, C.A.	J003311391	18,394,446	18,394,446	0	0	17.54659
MAN00000068300	INVERSIONES VEIQUEVE, S.A	J002142715	127,600	127,600	0	0	.12171
MAN00000063500	INVERSIONES 19.451, C.A.	J002583886	250,090	250,090	0	0	.23856
MAN00000006500	INVERSIONES 218177, C.A.	J001217479	3,000,000	3,000,000	0	0	2.86172
MAN00000062500	INVERSIONES 301130, C.A	J301651472	20,456,474	20,456,474	0	0	19.51357
MAN00000100800	INVERSIONES 7426, S.A.	J300078485	1,394,606	1,394,606	0	0	1.33032
MAN00000197200	INVERSIONES 85735, LTD	J306225129	22	22	0	0	.00002
MAN00000012600	INVERSIONES 935431, C.A.	J003444774	3,459,960	3,459,960	0	0	3.30048
MAN00000069300	INVERSIONES 9861680, C.A.	J003597163	2,164,400	2,164,400	0	0	2.06463
MAN00000099300	INVERSORA BENAZOLVE,S.A	J302092299	40,000	40,000	0	0	.03815
MAN00000174100	INVERSORA CORRALITO, S.A.	J000766223	9,052	9,052	0	0	.00863
MAN00000097000	INVERWORLD SOC. DE CORRET	J301938887	2,000	2,000	0	0	.00190
MAN00000171400	INVESTEMA SOCIEDAD DE COR	J303446582	10,000	10,000	0	0	.00953
MAN00000024800	J.D. CORDERO Y ASOC.CASA	J075862002	5,418	5,418	0	0	.00516
MAN00000072200	JARDIN DOS SANTOS AMERICO	11,197,727	5,000	5,000	0	0	.00476
MAN00000093900	JESURUM BELISARIO JOSE LU	3,187,695	100	100	0	0	.00009
MAN00000046200	JULIO A. VILLASMIL C. Y H	J	17,766	17,766	0	0	.01694
MAN00000141100	KAUFFMANN RAMIREZ CARLOS	10,337,600	36,000	36,000	0	0	.03434
MAN00000135000	KEHRHAHN STOLK ADOLFO HEN	8,343,804	500	500	0	0	.00047
MAN00000046800	LA PORTA RENATO	0	5,040	5,040	0	0	.00480
MAN00000133100	LAM KWAI CHEUNG JACK	81,969,353	7,500	7,500	0	0	.00715
MAN00000079900	LAMUS ROSALES SIMON CLEME	12,384,564	28,150	28,150	0	0	.02685
MAN00000021300	LAPCO TABICMAM LEON.	294,981	5,334	5,334	0	0	.00508
MAN00000204500	LARRAZABAL GONZALEZ ENRIQ	7,179,181	15,700	15,700	0	0	.01497
MAN00000035600	LAURENT BONNET JEAN MICHE	82,104,873	42	42	0	0	.00004
MAN00000194400	LAZZARI DE VERA LEONORA	3,180,798	1,000	1,000	0	0	.00095
MAN00000071600	LEAL DE MICHAEL MARIA MAR	3,657,124	220,500	220,500	0	0	.21033
MAN00000018900	LEAL VILLALON MARIO PATRI	12,070,465	19,404	19,404	0	0	.01850
MAN00000059200	LEMOINE ELIA FREDDY	3,812,521	1,890	1,890	0	0	.00180
MAN00000135200	LEON MARTINEZ LILIAN ONEI	3,237,154	1,000	1,000	0	0	.00095
MAN00000176300	LEON RAMIREZ DANICE KATIN	11,932,693	3,085	3,085	0	0	.00294
MAN00000020700	LEON ROJAS ARISTARCO PISE	85,225	15,000	15,000	0	0	.01430
MAN00000057700	LIZCANO GALVAN HENRY ALBE	5,266,898	1,890	1,890	0	0	.00180
MAN00000057800	LOAIZA OROPEZA CELIA ROSA	7,176,455	1,890	1,890	0	0	.00180
MAN00000176100	LOPEZ RODRIGUEZ LUIS	6,310,155	2,500	2,500	0	0	.00238
MAN00000033500	LOPEZ ROJAS CARLOS AUGUST	3,225,759	72	72	0	0	.00006
MAN00000072900	LOVERA SANCHEZ WILMER EDI	5,976,038	2,400	2,400	0	0	.00228

BANCO VENEZOLANO DE CREDITO — PROGRAMA BATR9000
COMPUTACIONES VENCRED — FECHA 14/11/07
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 8

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000203200	LUCCA BIANCHI ANABELLA	15,179,098	12,384,043	12,384,043	0	0	11.81322
MAN00000186500	LUNA HERNANDO LUIS	7,444,883	850	850	0	0	.00081
MAN00000053900	MACERO RODRIGUEZ BEATRIZ	6,562,613	21,000	21,000	0	0	.02003
MAN00000198400	MADINA INVESTMENTS LTD.	J311927476	22	22	0	0	.00002
MAN00000094900	MAGO RODRIGUEZ LEOPOLDO J	10,461,621	8,000	8,000	0	0	.00763
MAN00000159200	MAMAN NENDEZ GISELA	9,882,304	5,000	5,000	0	0	.00476
MAN00000202300	MANCERA FONT GUSTAVO JOSE	5,532,735	1,500	1,500	0	0	.00143
MAN00000092800	MANRIQUE HUIZI CAMILO FEL	11,029,975	40,000	40,000	0	0	.03815
MAN00000054300	MANTEIGA GARCIA JOSE	2,103,522	58,632	58,632	0	0	.05592
MAN00000075000	MANTEIGA PEREZ MAGALY	8,816,647	12,600	12,600	0	0	.01201
MAN00000079600	MAPFRE LA SEGURIDAD,CA. D	J000214107	9,338	9,338	0	0	.00890
MAN00000054800	MARANTE CASTILLO MARUMA V	3,887,541	1,260	1,260	0	0	.00120
MAN00000046100	MARCIALES MARTIN	0	17,766	17,766	0	0	.01694
MAN00000147900	MARIN DE FERNANDEZ MARIA	5,093,402	500	500	0	0	.00047
MAN00000049700	MARIN MORENO BEATRIZ JOSE	6,060,637	394	394	0	0	.00037
MAN00000188100	MARINE FERRE JOSE	1,866,338	2,000	2,000	0	0	.00190
MAN00000040500	MARTINEZ DE THOMSON JUANA	2,249,671	3,000,000	3,000,000	0	0	2.86172
MAN00000186400	MARTINEZ DIAZ JOSE ANGEL	2,862,537	6,157	6,157	0	0	.00587
MAN00000155700	MARTINEZ DUBRA JOSE MANUE	81,217,643	3,200	3,200	0	0	.00305
MAN00000157200	MARTINEZ ESPINOZA HUMBERT	5,971,582	3,200	3,200	0	0	.00305
MAN00000026900	MARTINEZ GARRIDO IGNACIO	2,767,335	3,570	3,570	0	0	.00340
MAN00000040400	MARTINEZ GOMEZ CARMEN ELE	2,249,670	592,472	592,472	0	0	.56516
MAN00000160300	MARTINEZ GONZALEZ VICTOR	967,831	3,200	3,200	0	0	.00305
MAN00000148700	MATA MERINO MANUEL	6,299,093	33,620	33,620	0	0	.03207
MAN00000004900	MATUTE RUIZ OLGA.	0	114,030	114,030	0	0	.10877
MAN00000000400	MAURY DE PAPARONI ALICIA	228,851	168,750	168,750	0	0	.16097
MAN00000143200	MAURY RODRIGUEZ MARIA EUG	6,555,660	4,049	4,049	0	0	.00386
MAN00000060500	MEDRANO AGUILAR ASEL ISAA	9,659,837	504	504	0	0	.00048
MAN00000201000	MEDRANO DE ASPRINO GLADYS	565,580	1,260	1,260	0	0	.00120
MAN00000200900	MEDRANO DE AVILA FELICIA	559,452	1,260	1,260	0	0	.00120
MAN00000200800	MEDRANO ESPINOZA JOSE FEL	559,830	1,260	1,260	0	0	.00120
MAN00000200700	MEDRANO ESPINOZA MERCEDES	1,789,381	1,260	1,260	0	0	.00120
MAN00000076800	MELIAN TRUJILLO JOSE ALBE	4,350,479	11,216	11,216	0	0	.01069
MAN00000181500	MENDEZ ESCALANTE MANUEL E	7,544	14,500	14,500	0	0	.01383
MAN00000005600	MENDEZ ESTEVEZ CARMEN TER	6,809,914	3,066	3,066	0	0	.00292
MAN00000076300	MENDEZ MARTINEZ CARLOS AU	43,487	41	41	0	0	.00003
MAN00000009400	MENDEZ MENDEZ CARLOS FELI	6,914,120	1,000	1,000	0	0	.00095
MAN00000135700	MENDEZ NELLY DE JESUS	3,725,794	2,200	2,200	0	0	.00209
MAN00000141300	MENDEZ PENALVER CARMEN EM	3,152,763	3,000	3,000	0	0	.00286
MAN00000166600	MENDEZ RANGEL GRICEL ESTH	14,629,079	4,000	4,000	0	0	.00381
MAN00000043500	MENDOZA PIRES LUIS IGNACI	3,181,392	126	126	0	0	.00012
MAN00000052400	MERLO MENDOZA ENRIQUE JOS	1,745,320	171,738	171,738	0	0	.16382
MAN00000125700	MILANASA LLC	J308476072	5	5	0	0	.00000
MAN00000004000	MIRANDA DE RODRIGUEZ LUIS	212,171	59,850	59,850	0	0	.05709
MAN00000050000	MOLINA MOROS BENJAMIN	2,245,426	2,394	2,394	0	0	.00228
MAN00000065200	MONTAÀO CARRASCO CIRILO	32,366	6,750	6,750	0	0	.00643
MAN00000167400	MONTES DE OCA GUTIERREZ J	6,910,667	6,000	6,000	0	0	.00572
MAN00000056000	MONTES GOMEZ ALVARO	9,882,474	12,600	12,600	0	0	.01201

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 9

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000140900	MONTES NARVAEZ GONZALO AR	769,892	16,500	16,500	0	0	.01573
MAN000000057900	MONTIEL DE CORRO MARLENE	5,275,530	1,134	1,134	0	0	.00108
MAN000000050100	MORA CIANGHEROTTI NOEMY	7,220,942	1,764	1,764	0	0	.00168
MAN000000058000	MORALES JOSE ANTONIO (DIF	6,053,526	1,890	1,890	0	0	.00180
MAN000000141500	MORENO PEREZ ANIBAL JAVIE	10,339,020	1,700	1,700	0	0	.00162
MAN000000128400	MORENO RAFAEL RAMON	2,145,478	3,000	3,000	0	0	.00286
MAN000000125900	MORON APONTE FEDERICO	238,723	6,600	6,600	0	0	.00629
MAN000000064800	MOROS CAVICCHIONI HORACIO	10,331,080	5,250	5,250	0	0	.00500
MAN000000162500	MORRIS GUTIERREZ JOHN STA	6,563,138	5,000	5,000	0	0	.00476
MAN000000079800	MORRISON COLIMODIO PATRIC	6,979,770	1,000	1,000	0	0	.00095
MAN000000020100	MOUCHET PERELLO VIKTOR RE	6,972,947	1,764	1,764	0	0	.00168
MAN000000123000	MUJICA PALUMBO JOSE ALEJA	10,283,115	28,000	28,000	0	0	.02670
MAN000000015900	NANNINI SCOVINO MAURO BRU	5,308,444	14,300	14,300	0	0	.01364
MAN000000100400	NATSCUMCO(NOMINEE FOR CIT	J303087116	1,232,573,100	1,232,573,100	0	0	75.76035
MAN000000038200	NAVARRO ORTIZ ANGEL	2,060,278	56,196	56,196	0	0	.05360
MAN000000143500	NEHER BORJAS BERNARDO ENR	1,724,475	29,904	29,904	0	0	.02852
MAN000000037000	NERI LUCIANI ANTONIO JOSE	9,967,584	42	42	0	0	.00004
MAN000000058100	NICOLAU DE GARCIA ROSA MA	5,269,453	6,300	6,300	0	0	.00600
MAN000000137800	NU/EZ ISAVA FERNANDO	4,081,010	500	500	0	0	.00047
MAN000000024200	NUNES ABILIO MANUEL	81,722,678	25,882	25,882	0	0	.02468
MAN000000190400	OCCHINO RAGUSA FILIPPO	6,349,236	25,000	25,000	0	0	.02384
MAN000000107800	OCCHINO RAGUSA GIOVANNI	6,271,737	29,942	29,942	0	0	.02856
MAN000000055700	OJEDA RODRIGUEZ JOHNNY AL	3,585,749	3,654	3,654	0	0	.00348
MAN000000061800	ORAMAS PAEZ SANTIAGO JOSE	3,350,244	6,300	6,300	0	0	.00600
MAN000000151900	ORLANDO LOPEZ ANTONINO	10,823,376	2,000	2,000	0	0	.00190
MAN000000043700	OTEYZA SCULL JAIME	2,940,697	5,334	5,334	0	0	.00508
MAN000000046500	PACHECO MARCIALES LUCIO	0	5,922	5,922	0	0	.00564
MAN000000102600	PADRON DE GRASSO MARIA SU	7,682,347	4,000	4,000	0	0	.00381
MAN000000134400	PAEZ RINCON MANUEL VICENT	10,449,196	1,067	1,067	0	0	.00101
MAN000000085600	PALAZZI OCTAVIO CARLOS AL	6,979,504	870	870	0	0	.00082
MAN000000203400	PAPARONI DE PAHL MARITZA	3,151,816	176,994	176,994	0	0	.16883
MAN000000006400	PAPARONI MAURY ALICIA MAR	5,532,404	6,200,000	6,200,000	0	0	5.91422
MAN000000006600	PAPARONI MAURY CARLOS HEN	6,562,483	6,200,000	6,200,000	0	0	5.91422
MAN000000203500	PAPARONI MICALE CONO MARI	270,433	176,994	176,994	0	0	.16883
MAN000000027300	PAPARONI MICALE FERNANDO	2,113,431	905,996	905,996	0	0	.86423
MAN000000010400	PAPARONI MICALE JOSE GAET	270,434	326,994	326,994	0	0	.31192
MAN000000203600	PAPARONI MICALE JOSEFINA	1,887,236	176,994	176,994	0	0	.16883
MAN000000068400	PAPARONI SANCHEZ GUSTAVO	6,749,570	2,000	2,000	0	0	.00190
MAN000000068500	PAPARONI SANCHEZ SILVIA	11,739,030	12,000	12,000	0	0	.01144
MAN000000134800	PARDO ZABALA MARIA ELIZAB	7,169,271	1,000	1,000	0	0	.00095
MAN000000052500	PARRA FLORENSA CARLOS JOS	8,870,564	1,134	1,134	0	0	.00108
MAN000000029100	PARRA PARDI MARIA ELENA	1,719,084	3,696	3,696	0	0	.00352
MAN000000019400	PASSINI CALORE ANGELO.	2,952,820	1,882	1,882	0	0	.00179
MAN000000050200	PATIÀO PEREZ TRINA MARGAR	4,516,265	29,736	29,736	0	0	.02836
MAN000000066000	PAUL ALFREDO LUIS.	3,177,669	5,250	5,250	0	0	.00500
MAN000000113800	PEÄALOZA CARMEN ZULAY	9,096,246	100	100	0	0	.00009
MAN000000129700	PEDRAZA DE AVILA LAURA EL	3,753,051	1,000	1,000	0	0	.00095
MAN000000096500	PELLICER DE VILLASMIL HIL	2,994,724	15,000	15,000	0	0	.01430

BANCO VENEZOLANO DE CREDITO PROGRAMA BATR9000
COMPUTACIONES VENCRED FECHA 14/11/07
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 10

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000055400	PERDOMO GONZALEZ NESTOR	46,884	119,238	119,238	0	0	.11374
MAN00000029500	PEREZ DE HERNANDEZ CARMEN	2,094,595	22,428	22,428	0	0	.02139
MAN00000061100	PEREZ FREDDY ARMANDO	5,217,871	12,600	12,600	0	0	.01201
MAN00000169800	PEREZ LOPEZ RUBEN	5,530,411	10,000	10,000	0	0	.00953
MAN00000175300	PEREZ MADRIZ JULIET BETIN	5,523,835	500	500	0	0	.00047
MAN00000203800	PEREZ RODERO MARIA JOSE	10,517,282	1,323	1,323	0	0	.00126
MAN00000138200	PERISSE RODRIGUEZ LILENA	11,682,940	5,021	5,021	0	0	.00478
MAN00000061000	PINEDO CASTILLO MAITRELLA	7,226,050	504	504	0	0	.00048
MAN00000038000	PITA PITA CARLOS	6,563,699	3,696	3,696	0	0	.00352
MAN00000034700	PLANCHART MARQUEZ REINALD	5,535,369	4,452	4,452	0	0	.00424
MAN00000175800	POLANCO PADILLA JOSUE	10,515,242	2,500	2,500	0	0	.00238
MAN00000178000	POLEO SCHMIDT ALBERTO IGN	9,880,649	2,800	2,800	0	0	.00267
MAN00000171000	PONS SOLER JOSE MARIA	1,874,068	60,300	60,300	0	0	.05752
MAN00000150500	PRAT CARIM ARIEL	1,853,648	604	604	0	0	.00057
MAN00000128100	PRATO DE ACEDO JOSEFINA	1,645,306	1,600	1,600	0	0	.00152
MAN00000189100	PRIMUS MERCADO DE CAPITAL	J303486088	1,000	1,000	0	0	.00095
MAN00000035400	PROGRESO MERCADO DE CAPIT	J300099911	4,452	4,452	0	0	.00424
MAN00000146300	PROMOCIONES MAROVEGAS, C.	J001151966	2,000	2,000	0	0	.00190
MAN00000025900	PROMOTORA ABSA, C.A.	J003394459	2,366	2,366	0	0	.00225
MAN00000033300	PUPPIO ZINGG VICENTE JOSE	9,971,382	3,570	3,570	0	0	.00340
MAN00000166100	RAGUSA SAGLIMBENI ANTONIE	7,448,231	59,850	59,850	0	0	.05709
MAN00000052700	RAMIREZ CONTRERAS RAMON E	2,149,926	59,262	59,262	0	0	.05653
MAN00000047300	RAMIREZ LUJAN JULIA ERNES	153,014	126	126	0	0	.00012
MAN00000003200	RAMIREZ ORTIZ ANGEL JESUS	935,431	13	13	0	0	.00001
MAN00000034800	RAMIREZ SULBARAN BRIXON M	7,815,754	420	420	0	0	.00040
MAN00000032900	RANGEL FORNEZ JOSE GREGOR	5,533,846	88	88	0	0	.00008
MAN00000003500	RECARTE GAZTELUMENDI ROMA	2,118,395	40,362	40,362	0	0	.03850
MAN00000060400	REQUENA ORLANDO ANTONIO	5,269,025	1,134	1,134	0	0	.00108
MAN00000058300	REQUENA WILLIAMS RAMON	7,209,963	1,764	1,764	0	0	.00168
MAN00000076700	RETO VALORES CARVICHI, C.	J003578517	20,000	20,000	0	0	.01907
MAN00000147200	REZNICEK WEIRAUCHOVA HANY	1,710,885	2,245,264	2,245,264	0	0	2.14177
MAN00000022900	RIBEIRO DE GOUVEIA ALDEMA	5,966,632	3,696	3,696	0	0	.00352
MAN00000013900	RICOL DE TINOCO ANA LOURD	6,070,708	4,452	4,452	0	0	.00424
MAN00000089200	RIPANTI DE AMAYA MIREYA	3,971,319	50,000	50,000	0	0	.04769
MAN00000060900	RIVAS BERNERD	7,252,841	1,890	1,890	0	0	.00180
MAN00000024000	RIVERO GUERRERO SAULO ALE	5,129,662	1,764	1,764	0	0	.00168
MAN00000064100	RIVERO LEGORBURU LUIS ALB	71,877	5,250	5,250	0	0	.00500
MAN00000129900	RIZZUTI FERRARI VICENTE A	2,561,510	4,018	4,018	0	0	.00383
MAN00000134100	ROBLETO DE ANDRADE MARIA	3,157,344	708	708	0	0	.00067
MAN00000046900	RODRIGUEZ ALIX	0	882	882	0	0	.00084
MAN00000013700	RODRIGUEZ DE CHAVEZ MAGAL	3,720,995	2,142	2,142	0	0	.00204
MAN00000032400	RODRIGUEZ ERASO FERMIN AN	6,164,870	3,424	3,424	0	0	.00326
MAN00000167800	RODRIGUEZ FERREIRA JOSE L	11,307,497	3,600	3,600	0	0	.00343
MAN00000052600	RODRIGUEZ HERNANDEZ EDGAR	2,887,769	5,964	5,964	0	0	.00568
MAN00000055100	RODRIGUEZ LOPEZ MANUEL	1,450,769	187,238	187,238	0	0	.17860
MAN00000110800	RODRIGUEZ REGGETI CARLOS	3,176,653	588	588	0	0	.00056
MAN00000055300	RODRIGUEZ RODRIGUEZ HECTO	4,191,198	12,600	12,600	0	0	.01201
MAN00000140500	ROJAS GONZALEZ YANELLI JO	6,242,169	1,570	1,570	0	0	.00149

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

COMISION NACIONAL DE VALORES

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 11

2007 NOV 16 PM 1:56

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ARCHIVO
RECIBIDO

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000196400	ROMERO MARTINEZ FELIX	3,609	44,856	44,856	0	0	.04278
MAN000000027200	ROMERO THORMAHLEN ANDRES.	3,664,281	36,682	36,682	0	0	.03499
MAN000000122200	ROMERO VALENCIA CARLOS	3,869,107	4,000	4,000	0	0	.00381
MAN000000054000	RONDON MOLINA HAZAUL	2,289,790	5,964	5,964	0	0	.00568
MAN000000169600	ROSALES ALVAREZ SERGIO OS	5,968,615	2,460	2,460	0	0	.00234
MAN000000201200	ROSALES DE LABRADOR SONIA	2,153,578	210	210	0	0	.00020
MAN000000201100	ROSALES DE PARRA GLORY	3,231,676	210	210	0	0	.00020
MAN000000201300	ROSALES DE PEREZ MIRNA	3,476,104	210	210	0	0	.00020
MAN000000201400	ROSALES MEDRANO CARLOS	2,155,250	210	210	0	0	.00020
MAN000000201600	ROSALES MEDRANO LUIS	3,406,526	210	210	0	0	.00020
MAN000000201500	ROSALES MEDRANOS PEDRO	3,144,380	210	210	0	0	.00020
MAN000000176500	ROSAS PAIS EDUARDO JOAQUI	6,054,449	18,072	18,072	0	0	.01723
MAN000000048400	ROSQUETE PORCAR DE V. NIL	8,578,040	4,704	4,704	0	0	.00448
MAN000000022200	ROTH BLUMENKRANE ALAN DAV	5,541,143	2,646	2,646	0	0	.00252
MAN000000037900	ROTUNDO DE VIEGA ANA MARI	5,539,210	1,050	1,050	0	0	.00100
MAN000000170200	ROUSSET THIERRY JEAN EDOU	9,571,140	17,600	17,600	0	0	.01678
MAN000000124500	RUBIO ESPITIA JOSE GREGOR	987,645	2,000	2,000	0	0	.00190
MAN000000050500	RUEDA GUARIN BEATRIZ ERNE	6,361,866	1,134	1,134	0	0	.00108
MAN000000052100	RUIZ ALMANDOZ ISMAEL JOSE	1,725,241	194,148	194,148	0	0	.18519
MAN000000004800	RUIZ DE ESCUDER ANA SOFIA	1,894,439	114,030	114,030	0	0	.10877
MAN000000042800	RUIZ DE PANTIN ELENA	0	18,438	18,438	0	0	.01758
MAN000000021900	RUIZ JORGE ENRIQUE.	5,211,678	3,570	3,570	0	0	.00340
MAN000000197400	RUIZ MORENO MARIA AURORA	3,563,245	60,000	60,000	0	0	.05723
MAN000000124000	RUSSO LAPENTA ACHILE	6,157,440	450	450	0	0	.00042
MAN000000065400	S.A. DE EDUC.Y CULTURA RE	J030979938	78,750	78,750	0	0	.07512
MAN000000142200	SAHMKOW RANGEL RAMON EDUA	3,124,028	23,500	23,500	0	0	.02241
MAN000000074700	SALAS DELFINO GUILLERMO A	5,314,494	8,400	8,400	0	0	.00801
MAN000000074900	SALAS PARRA TITO	28,087	188,160	188,160	0	0	.17948
MAN000000159600	SALVATIERRA RAMOS ROBERTO	4,768,561	250,000	250,000	0	0	.23847
MAN000000003800	SANABRIA GARCIA ENRIQUE	3,658,351	115,164	115,164	0	0	.10985
MAN000000068600	SANCHEZ DE PAPARONI MARIA	3,401,999	112,000	112,000	0	0	.10683
MAN000000134000	SANCHEZ DE PERERA SYLVIA	5,299,118	15,500	15,500	0	0	.01478
MAN000000159100	SANCHEZ GARCIA VIANNEY AG	9,417,681	6,097	6,097	0	0	.00581
MAN000000145200	SANDOVAL SUAREZ JOSE ALI	3,729,248	50,000	50,000	0	0	.04769
MAN000000023500	SANTANA NARVAEZ JOSE DE J	6,870,154	882	882	0	0	.00084
MAN000000142400	SANTOS MENDEZ ANTONIO JUA	6,087,124	20	20	0	0	.00001
MAN000000143800	SAVINO PALACIOS RAUL	4,354,308	4,000	4,000	0	0	.00381
MAN000000180800	SCHAUBLE DE GISLER ELISAB	11,345,268	1,000	1,000	0	0	.00095
MAN000000034000	SCHMID WERNER	15,182,060	1,176	1,176	0	0	.00112
MAN000000036600	SCULL MEDEROS EDUARDO REN	4,084,233	12,222	12,222	0	0	.01165
MAN000000025500	SEQUEIRA SANTAELLA JOSE M	6,809,631	3,570	3,570	0	0	.00340
MAN000000034200	SEQUERA INAGAS LUIS JAVIE	10,346,617	294	294	0	0	.00028
MAN000000048300	SERV.INMOBILIARIOS 13 DE	J301020871	1	1	0	0	.00000
MAN000000182000	SIEDER DE NARVAEZ SUSANA	7,239,408	1,800	1,800	0	0	.00171
MAN000000026100	SILVA GRANADOS VICTOR JOS	3,414,719	126	126	0	0	.00012
MAN000000035700	SIMON KOSKAS ARMAND SALOM	82,056,871	294	294	0	0	.00028
MAN000000166900	SINRAM GRINVALDS ARND CAR	4,172,202	868	868	0	0	.00082
MAN000000043200	SIRACUSA LILIANA	0	630	630	0	0	.00060

BANCO VENEZOLANO DE CREDITO — PROGRAMA BATR9000
COMPUTACIONES VENCRED — FECHA 14/11/07
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 12

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000131300	SISO SOSA ARTURO IGNACIO	12,625,895	2,300	2,300	0	0	.00219
MAN000000078100	SOLANILLA KOCH ELIZABETH	5,425,713	75,000	75,000	0	0	.07154
MAN000000170500	SOLLECITO ERRICO DOMENICO	10,474,893	2,400	2,400	0	0	.00228
MAN000000092100	SOLORZANO NICOLAS	4,312,228	40	40	0	0	.00003
MAN000000034600	SOSA FREITES JORGE LUIS	5,524,353	672	672	0	0	.00064
MAN000000059100	SOTILLO PEREZ LUIS ANDRES	6,434,271	6,300	6,300	0	0	.00600
MAN000000184000	SOTO APONTE PEDRO JOSE	1,713,422	63,800	63,800	0	0	.06085
MAN000000027100	STARKE AROCHA SIMON AUGUS	7,026,053	882	882	0	0	.00084
MAN000000193900	SUAREZ MUJICA RAFAEL FRAN	3,178,499	26,000	26,000	0	0	.02480
MAN000000124100	SUAREZ OTERO MANUEL JOSE	11,227,150	140,000	140,000	0	0	.13354
MAN000000102900	SUAREZ RAFAEL EDMUNDO	2,765,015	80	80	0	0	.00007
MAN000000058500	SUAREZ RIVERO JEABELL YVA	4,367,050	1,890	1,890	0	0	.00180
MAN000000001200	SUC. DELFINO ARRIENS GUST	217,205	231,840	231,840	0	0	.22115
MAN000000160800	SULTAN BENDAYAN ISAAC ENR	5,537,521	6,500	6,500	0	0	.00620
MAN000000097100	SULVARAN DE SARDI NANCY M	646,486	4,000	4,000	0	0	.00381
MAN000000016900	TAMAYO LAVIE FERNANDO ENR	4,087,380	17,934	17,934	0	0	.01710
MAN000000081800	TEXIER TORRES EDUARDO	2,685,298	24	24	0	0	.00002
MAN000000189700	THREE D INTERNATIONAL MAR	J305524220	23	23	0	0	.00002
MAN000000103500	TINOCO RICHTER CESAR	5,680	8,000	8,000	0	0	.00763
MAN000000042700	TIRADO ANTONIO	0	20,916	20,916	0	0	.01995
MAN000000012200	TOLEDANO A. DINA MARGARIT	5,664,714	1,386	1,386	0	0	.00132
MAN000000016600	TOLEDANO MAMAN AARON	1,521,675	504	504	0	0	.00048
MAN000000205200	TOLEDO CARRASQUERO ADRINA	5,001,866	2,167	2,167	0	0	.00206
MAN000000205300	TOLEDO CARRASQUERO MERCED	5,539,562	2,166	2,166	0	0	.00206
MAN000000102500	TOLEDO CARRASQUERO OSCAR	5,967,875	2,167	2,167	0	0	.00206
MAN000000190600	TOP SYSTEM INTERNATIONAL,	J303695779	3,000	3,000	0	0	.00286
MAN000000056300	TORREALBA MARIA CANDELARI	5,612,756	1,134	1,134	0	0	.00108
MAN000000050600	TORREALBA VILLALBA HILDA	5,373,787	2,394	2,394	0	0	.00228
MAN000000152700	TRAVIESO PASSIOS ALFREDO	1,733,805	280,000	280,000	0	0	.26709
MAN000000073500	TRUJILLO MARTINEZ OSCAR A	9,417,103	1,184	1,184	0	0	.00112
MAN000000032800	TRUJILLO TRUJILLO HECTOR	3,399,120	2,898	2,898	0	0	.00276
MAN000000032700	TRUJILLO TRUJILLO JULIO	903,963	2,898	2,898	0	0	.00276
MAN000000156600	TRUM MORONEY JOHN MORONEY	921,871	25,000	25,000	0	0	.02384
MAN000000205700	UNITAS FINANCE CORP,S.A.	J303430511	2,613,198	2,613,198	0	0	2.49274
MAN000000169300	URAN CARDONA MARIO	6,276,556	4,500	4,500	0	0	.00429
MAN000000036100	URBANO BERRIZBEITIA JOAQU	6,302,360	3,696	3,696	0	0	.00352
MAN000000173900	VALDERRAMA TOMAS	49,576	5,000	5,000	0	0	.00476
MAN000000030300	VALERO DE ZAMBRANO MARIA	6,561,456	1,428	1,428	0	0	.00136
MAN000000026700	VALLES MARCANO ALFREDO.	3,657,158	320	320	0	0	.00030
MAN000000014900	VALORES PISA, C.A.	J003324612	5,964	5,964	0	0	.00568
MAN000000120400	VALORES VALFESA CASA DE B	J003633771	8,680	8,680	0	0	.00827
MAN000000142500	VARELA JAIMES EDUARDO ANT	3,322,613	30,000	30,000	0	0	.02861
MAN000000058600	VASQUEZ BRICEÃO JOSE OMAR	5,759,118	1,764	1,764	0	0	.00168
MAN000000030000	VEIGA FANDIÃO CARLOS	5,074,137	672	672	0	0	.00064
MAN000000045200	VELASCO Z. RAFAEL MARIA	3,187,699	5,964	5,964	0	0	.00568
MAN000000020200	VELASQUEZ BETANCOURT GUST	5,305,339	2,646	2,646	0	0	.00252
MAN000000004600	VELUTINI RUIZ ANDRES.	5,198	114,030	114,030	0	0	.10877
MAN000000004500	VELUTINI RUIZ JOSE ANTONI	19,865	70,812	70,812	0	0	.06754

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

COMISION NACIONAL DE VALORES

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 13

2007 NOV 16 PM 1:35

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ARCHIVO
RECIBIDO

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000060600	VERENZUELA DAZA HARVIS AD	7,251,017	1,134	1,134	0	0	.00108
MAN000000142900	VERGARA SUBERO DAVID RICA	6,000,031	18,000	18,000	0	0	.01717
MAN000000205000	VIEZ CLESENCIO ANTONIO	1,869,982	2,000	2,000	0	0	.00190
MAN000000194700	VILLA ROSA HOLDINGS A.V.V	J305532842	21	21	0	0	.00002
MAN000000198300	VILLARREAL DURAN MARIA LU	345,693	10,000	10,000	0	0	.00953
MAN000000058700	VILLAVICENCIO TORRES LINO	3,841,940	1,890	1,890	0	0	.00180
MAN000000194900	VIRTUOSO HOLDINGS A.V.V.	J305533016	24	24	0	0	.00002
MAN000000191200	VISCAYA ELBA JOSEFINA	7,233,634	2,000	2,000	0	0	.00190
MAN000000050700	VIVAS DE DURAN LAURA CECI	4,431,276	1,764	1,764	0	0	.00168
MAN000000052000	VIVAS DE TARRE IRIS TERES	2,985,924	37	37	0	0	.00003
MAN000000110500	WALLIS ALBERTO	10,331,334	78	78	0	0	.00007
MAN000000135800	WHITE SOUL CORP.	J304049854	17	17	0	0	.00001
MAN000000145800	ZAFRA VELANDIA JOSE MARTI	7,246,036	1,570	1,570	0	0	.00149
MAN000000052200	ZAMORA DE OJEDA AILEEN LI	7,242,218	3,024	3,024	0	0	.00288
MAN000000129100	ZAPPI UYA CLARA DEL CARME	6,929,097	10,000	10,000	0	0	.00953
MAN000000050800	ZARATE MARTINEZ MARIA ELE	6,226,693	2,394	2,394	0	0	.00228
MAN000000055600	ZUCCHI BUTTAGLIERI JUAN L	6,821,992	59,262	59,262	0	0	.05653
MAN000000055800	ZULOAGA POCATERRA PEDRO	4,765,495	2,238	2,238	0	0	.00213
TOT. ACCIONISTAS		594	2,294,009,424	2,294,009,424	0	0	88.26927

** FIN DEL REPORTE **

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

BANCO VENEZOLANO DE CREDITO BANCO UNIVERSAL S.A.
AGENTE DE TRASPASO
CARACAS

Listado de Accionistas de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** registrados en la Caja Venezolana de Valores, S.A. para el 14 de Noviembre de 2007 correspondiente a la Asamblea General Extraordinaria de Accionistas

Nro. De Cédula o Rif	Subcuentista	Isin	Saldo
V000000002990025	ABRAHIM KATOON HAROON	VEV000011008	10.000
V000000003924804	ACOSTA NAVA HUMBERTO GERARDO	VEV000011008	23.500
J000000003456055	ACTIVALORES SOCIEDAD DE CORRETAJE	VEV000011008	8.124.736
V000000015978598	AGUILAR CHIROUZE ELENA IRENE	VEV000011008	40.000
V000000011312534	AKL UHRI MONICA AKL	VEV000011008	155
V000000010816568	ALBAN SALAZAR SOCORRO DEL PILAR	VEV000011008	40.984
V000000006463879	ALMEIDA MARTINS ALFONZO	VEV000011008	20.000
V000000005138064	ALVARADO BLANCO RAUL ALBERTO	VEV000011008	3.000
V000000000219064	ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	VEV000011008	2.618.940
V000000009434951	ALVAREZ GONZALEZ MARIELA	VEV000011008	10.100
V000000003726603	ALVAREZ GONZALEZ PEDRO PACIENTE	VEV000011008	11.200
V000000004115421	ALVAREZ RODRIGUEZ JOSE ANTONIO	VEV000011008	20.000
V000000006197686	ALVAREZ VAZQUEZ INOCENCIO	VEV000011008	50.000
V000000002122356	ANDONEGUI MILLAN JESUS GILBERTO	VEV000011008	560
V000000000947555	ANDONEGUI MILLAN RAFAEL	VEV000011008	17.681
V000000002937633	ANZOLA GOLDING ALFREDO JUVENAL	VEV000011008	125.000
J000000301392094	APJ-PDV ASOCIACION CIVIL	VEV000011008	996.722
V000000002765221	ARANA PEROZA CARLOS JESUS	VEV000011008	51.000
V000000006847432	ARECHABALETA ARRIEN MIKEL	VEV000011008	36.560
V000000012142133	AROCHA HERNANDEZ ANDREINA	VEV000011008	517
V000000005533744	ARRIAGA HERNANDEZ FERNANDO ALFREDO	VEV000011008	61.543
P000000700431987	ASFROD JOHN EDWARD	VEV000011008	15.000
V000000005539139	ATENCIO CHACON ITALO SEGUNDO	VEV000011008	4.870
J000000315169614	ATTICUS EMERGING MARKETS FUNDS, LTD	VEV000011008	19.723.031
J000000000027935	AZUCAR MONTALBAN, C.A.	VEV000011008	285.770
V000000003657855	AÑEZ DELFINO ARNALDO JOSE	VEV000011008	23.172
V000000000010709	BAIZ ANDRADE OSCAR	VEV000011008	18.000
J000000305301905	BANCA DE INVERSIONES GRV, C.A.	VEV000011008	8
A000000000000236	BANCO MERCANTIL FID.6726-4	VEV000011008	400.000
E000000082284586	BARAC VAINBERG IAN	VEV000011008	180.863
V000000012483488	BASTIDAS GRATEROL ALI ALEXANDER	VEV000011008	3.500
J000000002908866	BBO CASA DE BOLSA C.A	VEV000011008	100.000
V000000011944008	BEE SUSAN MARY	VEV000011008	100
V000000005307541	BELLINI MARIN FRANCO	VEV000011008	54.000
V000000000966667	BENITEZ ARREAZA JAIME	VEV000011008	25.760
V000000006558237	BRACHO BETANCOURT SERGIO RAUL	VEV000011008	6.000
V000000003863132	BRACHO NOGUERA ALBERTO ACACIO	VEV000011008	20.000
V000000010182528	BRICEÑO BRUZUAL RAFAEL ENRIQUE ONOF	VEV000011008	83.000
E000000081446235	CACERES FLORES JORGE HERNAN	VEV000011008	198.000
J000000304957505	CAFUCAMIDE	VEV000011008	104.000
J000000303183050	CAJA CARACAS CASA DE BOLSA C.A	VEV000011008	70.000
V000000005963543	CANELLA PANZARELLI ZEYLA AMALIA	VEV000011008	16.800
V000000001710538	CANTO GAUTIER YLEANA AUGUSTA	VEV000011008	9.265
V000000006086323	CAPIELO RAYMOND SANIA CELINA	VEV000011008	990
J000000303236839	CAPITAL MULTIPLE 59 CASA DE BOLSA C	VEV000011008	12.000
V000000006555595	CAPPELLIN LUCADELLO PAOLO	VEV000011008	100.000
V000000004751738	CARMONA DE HERNANDEZ BEATRIZ MARIA	VEV000011008	3.600
V000000004349611	CASTELAO MORENO HIGINIO	VEV000011008	14.000
V000000004013155	CASTRO GOMEZ LUIS FERNANDO	VEV000011008	100.000
V000000005537137	CAZAUBON ROJAS JUAN BAUTISTA	VEV000011008	20.000
V000000006850102	CENTRELLA DI FABRIZZIO MAURO DOMIN	VEV000011008	180

Listado de Acciònistas de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** registrados en la Caja Venezolana de Valores, S.A. para el 14 de Noviembre de 2007 correspondiente a la Asamblea General Extraordinaria de Accionistas

V0000000005521922	CHIROUZE DE AGUIAR MARIA TERESA	VEV000011008	40.000
V0000000011307197	CHRISTIANSEN FREITES FRANCISCO JOSE	VEV000011008	38.600
V0000000011736533	CHRISTIANSEN FREITES JUAN CARLOS	VEV000011008	33.000
V0000000003246517	CHRISTIANSEN NIELSEN LUIS ERNESTO	VEV000011008	1.620.610
V0000000006254962	CICCARIELLO DEL BORGO PASQUALE	VEV000011008	11.000
V0000000004086558	COHEN KOHN FANNY	VEV000011008	100.000
V0000000000929684	COLL BLASINI NESTOR JOSE	VEV000011008	1.302
J0000000302203880	CONSTRUCTORA S.A.L.F. 94,C.A. .	VEV000011008	88.600
J0000000305810567	CORPORACION CARMEL, C.A.	VEV000011008	450.000
J0000000307099941	CORPORACION EBNEK, S.A.	VEV000011008	155.000
V0000000015485409	CORREDOR RAMOS CARLOS ELIAS	VEV000011008	116.796
V0000000009225678	CORTEZ QUANTIP JOSE RICARDO	VEV000011008	50.000
J0000000304187866	CREACIONES RACAM, S.A. .	VEV000011008	100.000
J0000000314242296	CREDIT SUISSE	VEV000011008	303.000
V0000000002504472	CRESPO JUAN ORLANDO	VEV000011008	9.722
V0000000012955353	CRISTINO GONCALVES JOAO	VEV000011008	42.000
V0000000010330071	CUADRA LARRAÑAGA PATRICIA	VEV000011008	50.800
V0000000006919615	DA COSTA MONTEIRO JOAQUIN FERNANDO	VEV000011008	1.764
V0000000002457294	DAVILA HERNANDEZ ALFONSO ANTONIO	VEV000011008	10.000
V0000000004541412	DAZA GADEA TITO ARGENIS	VEV000011008	17.200
V0000000006402960	DE ANDRADE ABREU RAUL	VEV000011008	5.740
V0000000004773256	DE LEON ALEGRIA MARCELINO ANTONIO	VEV000011008	50.000
V0000000006242479	DE LUCA ALDORASI GIOVANNI	VEV000011008	198.147
V0000000002995863	DE LUCA CUSATES DOMENICO	VEV000011008	55.000
J0000000316506584	DELFA 26, C.A.	VEV000011008	46.400
V0000000007251120	DELFINO GOMEZ VIVIANNE	VEV000011008	100.000
V0000000006398408	DELFINO PARRA ELENA	VEV000011008	30.682
V0000000005967813	DELFINO THORMAHLEN ALBERTO JOSE	VEV000011008	4.800.000
V0000000003659617	DELFINO THORMAHLEN CARLOS EDUARDO	VEV000011008	4.464.200
V0000000012390693	DELGADO SORONDO FERNANDO JOSE	VEV000011008	3.000
V0000000006097339	DELYSQUI DE CEDILLO SVETLA GUENCHEV	VEV000011008	12.500
V0000000006911618	DEMKE NIESSEN HERMANN WALTER	VEV000011008	300.000
V0000000005223986	DESOUSA FONTES ADERITO	VEV000011008	3.000
V0000000006105588	DEUTSCH HOLLO RAFAEL	VEV000011008	204.886
V0000000006450232	DI MARCO DI LORETO EUGENIO	VEV000011008	22.000
V0000000004680929	DI STEFANO DI GIACOMO FRANCO DONATO	VEV000011008	22.000
V0000000015605630	DIAS GARCIA CARLOS ALEXANDER	VEV000011008	3.000
V0000000003665350	DIAZ DE FARO SILVIA MARGARITA	VEV000011008	177.454
V0000000005570932	DIAZ DE MARILNO XIOMARA MARIA	VEV000011008	41.740
V0000000004771501	DIAZ DELFINO MARIOLGA	VEV000011008	177.454
V0000000003665351	DIAZ DELFINO RAFAEL JOSE	VEV000011008	289.154
V0000000006527501	DIAZ FRIAS ANTONIO FELIPE	VEV000011008	4.550
V0000000007246412	DIAZ GUEVARA ADRIANA	VEV000011008	2.000.000
V0000000000028399	DIAZ JOSE DAVID	VEV000011008	12.246
V0000000011740544	DIAZ SUCRE MARIA VALENTINA	VEV000011008	5.300
V0000000006132980	DINIZ CORREIA JOAO GABRIEL	VEV000011008	3.000
J0000000303709974	DISTRIBUIDORA FITNES SPORT, C.A	VEV000011008	347.500
V0000000011664353	DOS SANTOS DINIS SEBASTIAO	VEV000011008	10.000
V0000000006067082	DREKHA KHARRAK ABBOUD	VEV000011008	100.000
V0000000004923972	DRIUSSI FABRO ANALISA GLADYS	VEV000011008	3.400
J0000000303424600	ECONOINVEST CASA DE BOLSA C.A	VEV000011008	2.087.747
V0000000013509524	EID JAWHARI CHADI JAWAD	VEV000011008	2.600

Listado de Accionistas de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** registrados en la Caja Venezolana de Valores, S.A. para el 14 de Noviembre de 2007 correspondiente a la Asamblea General Extraordinaria de Accionistas

V0000000000583440	ELBITTAR CESIN JESUS ROLANDO	VEV000011008	10.000
V0000000005537956	ELLIS ALVAREZ DE LUGO EDWARD JOHN	VEV000011008	1.713.386
V0000000001882469	ESCOBAR ESCOBAR JULIAN CONCEPCION	VEV000011008	58.280
V0000000011493286	ESPINOZA NAVARRO JOSE GABRIEL	VEV000011008	5.325
V0000000009881876	ESQUIVEL POZA JUAN ANGEL	VEV000011008	12.500
V0000000000674270	ESTE SALAS AQUILES	VEV000011008	25.000
V0000000005972132	FEBRES PEREZ JOSE ALBERTO	VEV000011008	118.000
V0000000023637751	FENG XIAN YU	VEV000011008	113.046
V0000000002941147	FERNANDEZ PALAZZI FEDERICO	VEV000011008	126.900
V0000000003108127	FERNANDEZ PEREZ JOAQUIN	VEV000011008	30.000
J0000000002901322	FINANCORP VALORES CASA DE BOLSA C.A	VEV000011008	36.401
V0000000006847533	FIORAVANTI DE SANCTIS MARINA FELICI	VEV000011008	2.000
J0000000002859512	FONDO DE AHORRO DE INELECTRA	VEV000011008	376.500
G0000000200032413	FONDO DE GARANTIAS Y PROTECCION BAN	VEV000011008	30.912
J0000000002966645	FONDO MUTUAL DE VZLA.F.M.DE INV.DE	VEV000011008	75.650
V0000000006560336	FONT CARVALLO EDUARDO JOSE VICENTE	VEV000011008	500
V0000000002665104	FRANCESCHI BALAN LUISA MARIA	VEV000011008	25.000
V0000000003175286	FRIAS DE RUIZ MARIA EUGENIA	VEV000011008	18.000
V0000000006123433	FUHRMAN ROTH ZWI HENRIQUE	VEV000011008	249.300
J0000000300885208	FUNDA INFANTES INFANTES	VEV000011008	22.000
J0000000001639560	FUNDACION CARLOS DELFINO	VEV000011008	1.485.000
V0000000003036334	GABALDON RONCAYOLO FERNANDO ALBERTO	VEV000011008	19.500
V0000000004565186	GALLO PEPE FRANCESCO	VEV000011008	35.000
V0000000011043678	GARABATOS PEREZ ALEJANDRINO	VEV000011008	21.082
V0000000003611693	GARCIA RAFAEL ARTURO	VEV000011008	1.000
V0000000006346307	GARCIA RODRIGUEZ LEONARDO	VEV000011008	34.600
V0000000006979685	GARMENDIA HOYOS RAUL MARCIAL	VEV000011008	12.000
V0000000001848657	GARRIGA GARCIA PEDRO JOSE	VEV000011008	32.172
V0000000003207824	GILJEW DE DEVOST LARISA	VEV000011008	100.000
E0000000081695909	GILLIS LUDOVIC FRANCOIS	VEV000011008	60.000
V0000000000637964	GIORDANI DI LIVIO CARLO ANTONIO	VEV000011008	100.661
V0000000006964086	GIULIANO AURICCHIO GIUSEPPE	VEV000011008	2.000
V0000000009882548	GOMEZ BERTOLINI GONZALO	VEV000011008	100.000
V0000000004358931	GOMEZ CASTANEDA OMAR RICARDO	VEV000011008	500
V0000000003281559	GOMEZ DE CADENA JOAN MARY	VEV000011008	799.000
V0000000000955598	GOMEZ DE MARTINEZ EDILIA VICTORIA	VEV000011008	5.000
V0000000001738523	GOMEZ FEGUNDEZ ANDRES MIGUEL	VEV000011008	10.000
V0000000000026368	GOMEZ GARCIA MYRIAM ALICIA	VEV000011008	308
V0000000006370693	GOMEZ RIVERA JORGE JAVIER	VEV000011008	1.000.000
V0000000016431052	GONCALVES JOAO MANUEL	VEV000011008	600
V0000000003667581	GONZALEZ DE VITOLS MARIA AUXILIADOR	VEV000011008	25.300
V0000000000931866	GONZALEZ DELFINO ALFREDO	VEV000011008	96.500
V0000000013312884	GONZALEZ RODRIGUEZ MANUEL	VEV000011008	7.500
V0000000003662767	GONZALO ARANDA PABLO	VEV000011008	312
V0000000006977314	GRATEROL GARCIA ALEXANDER ANTONIO	VEV000011008	200
V0000000006976369	GRISANTI CAPRILES ALEJANDRO	VEV000011008	100.000
V0000000010791728	GUANCHEZ DIAZ CARLOS VEDA	VEV000011008	2.821
V0000000000334917	GUERRA MUÑOZ RAISA	VEV000011008	12.500
V0000000005309483	GUEVARA SANCHEZ PEDRO VICENTE	VEV000011008	120.000
V0000000005564886	GUIA LARA CARLOS MANUEL	VEV000011008	40.000
V0000000003748479	HERNADEZ DE AVILA OSIRIS YAISAGE	VEV000011008	5.964
V0000000003881912	HERNANDEZ CALDERON CARLOS OMAR	VEV000011008	1.000

Listado de Accionistas de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** registr
de Valores, S.A. para el 14 de Noviembre de 2007 correspondiente a la Asamblea
Accionistas

V0000000004329108	HERNANDEZ CEPEDA MARISOL COROMOTO	VE
V0000000006224658	HERNANDEZ HECTOR JOSE	VE
V0000000017313096	HERNANDEZ SALCEDO HANS ALEXANDER	VE
V0000000004085360	HERRERA VAN EPS GUSTAVO ROBERTO	VE
V0000000007403709	HODEL BAUMANN SILVIA THERESIA	VE
V0000000010388354	HURTADO COVA YOARMIS TIBURCIA	VE
V0000000004082070	ILIJA BRISA LORENZO	VE
J0000000303467962	INFORMATICA PARA LA PRODUCTIVIDAD,	VE
J0000000003330523	INTERACCIONES CASA DE BOLSA C.A	VE
J0000000302346100	INTERBURSA CASA DE BOLSA C.A	VE
J0000000001653244	INVERSIONES MELOCOTON,C.A.	VE
J0000000313961884	INVERSIONES 2.2.2., C.A.	VE
J0000000001741135	INVERSIONES 84709 C.A. .	VE
J0000000300070042	INVERSIONES CARAMAY C.A.	VE
J0000000001473041	INVERSIONES E INMUEBLES MARUANTA,CA	VE
J0000000001653260	INVERSIONES EL DURAZNO,C.A	VE
J0000000003103241	INVERSIONES EMECETRES,C.A	VE
J0000000301452810	INVERSIONES HOPLITA,C.A.	VE
J0000000303341802	INVERSIONES JUANCHI C.A. .	VE
J0000000308845124	INVERSIONES MALEXVEL, C.A.	VE
J0000000306508716	INVERSIONES ROGER RABBIT, C.A.	VE
J0000000001436944	INVERSIONES SABENPE, C.A. .	VE
J0000000304079257	INVERSIONES SAN NICOLAS DE BARI C.A	VE
J0000000002013516	INVERSIONES TEDEA C.A. .	VE
J0000000303341799	INVERSIONES TRUKI, C.A.	VE
J0000000002059893	INVERSORA ACDC, C.A.	VE
J0000000302092299	INVERSORA BENAZOLVE, C.A.	VE
J0000000003290394	INVERSORA FERIBASAN,C.A. .	VE
J0000000308115916	INVERSORA MY OWN BUSINESS, C.A.	VE
J0000000300311937	INVERSORA RIVASA,C.A,	VE
J0000000003266140	INVERUNION S.A CASA DE BOLSA	VE
V0000000010336575	ISTURIZ RODRIGUEZ DIANA MORELLA	VE
V0000000008575353	JACINTO CHIRINOS NANCY COROMOTO	VEV
V0000000001852603	JARAMILLO RAMIREZ LUIS F	VEV
V000000003812711.1	JATAR PENZINI ANA EDITH	VEV
V000000003812711.2	JATAR PENZINI ANTONIO	VEV
J0000000315681480	JESO INV. INMOBILIARIA II, C.A.	VEV
V0000000006851674	JIMENEZ HERRERA ELKE DE LAS MERCEDE	VEV
V0000000006189253	JIMENEZ RAMIREZ RAFAEL ENRIQUE	VEV
V0000000015835492	KUZNECOV MENDOZA DANIEL ANTONIO	VEV
J0000000003431508	LA PRIMERA CASA DE BOLSA C.A	VEV
V0000000009967977	LANDER SUCRE EDUARDO HENRIQUE	VEV
V0000000003662991	LARRAZABAL GONZALEZ EDUARDO ELIAS	VEV
V0000000006297779	LECUNA BUENO MARIA CLARA	VEV
V0000000000935879	LEFELD BURGUILLOS HANS WALTER	VEV
V0000000006900875	LEIZAOLA LARTITEGUI IÑAKI	VEV
V0000000004664850	LEON JOSE ANTONIO	VEV
V0000000009601210	LITVACK FUENTES HUBERT ALBERTO	VEV
V0000000004530889	LLORENTE CHICOTE GREGORIO	VEV
V0000000017414652	LLORENTE SUAREZ CRISTINA MARIA	VEV
V0000000015405451	LLORENTE SUAREZ SYLVIA IRENE	VEV
V0000000017414651	LLORENTE SUAREZ VIRGINIA MARIA	VEV

Listado de Accionistas de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** registrados en la Caja Venezolana de Valores, S.A. para el 14 de Noviembre de 2007 correspondiente a la Asamblea General Extraordinaria de Accionistas

V000000004329108	HERNANDEZ CEPEDA MARISOL COROMOTO	VEV000011008	2.000
V000000006224658	HERNANDEZ HECTOR JOSE	VEV000011008	14.000
V000000017313096	HERNANDEZ SALCEDO HANS ALEXANDER	VEV000011008	990
V000000004085360	HERRERA VAN EPS GUSTAVO ROBERTO	VEV000011008	39.000
V000000007403709	HODEL BAUMANN SILVIA THERESIA	VEV000011008	12.150
V000000010388354	HURTADO COVA YOARMIS TIBURCIA	VEV000011008	12.500
V000000004082070	ILIJA BRISA LORENZO	VEV000011008	509.250
J000000303467962	INFORMATICA PARA LA PRODUCTIVIDAD,	VEV000011008	8.000
J000000003330523	INTERACCIONES CASA DE BOLSA C.A	VEV000011008	194.289
J000000302346100	INTERBURSA CASA DE BOLSA C.A	VEV000011008	8.410.814
J000000001653244	INVERSIONES MELOCOTON,C.A.	VEV000011008	546.586
J000000313961884	INVERSIONES 2.2.2., C.A.	VEV000011008	49.510
J000000001741135	INVERSIONES 84709 C.A. .	VEV000011008	777.793
J000000300070042	INVERSIONES CARAMAY C.A..	VEV000011008	52.794
J000000001473041	INVERSIONES E INMUEBLES MARUANTA,CA	VEV000011008	68.000
J000000001653260	INVERSIONES EL DURAZNO,C.A	VEV000011008	150.000
J000000003103241	INVERSIONES EMECETRES,C.A	VEV000011008	3.000
J000000301452810	INVERSIONES HOPLITA,C.A.	VEV000011008	160.000
J000000303341802	INVERSIONES JUANCHI C.A. .	VEV000011008	3.000
J000000308845124	INVERSIONES MALEXVEL, C.A.	VEV000011008	3.000
J000000306508716	INVERSIONES ROGER RABBIT, C.A.	VEV000011008	3.000
J000000001436944	INVERSIONES SABENPE, C.A. .	VEV000011008	400.000
J000000304079257	INVERSIONES SAN NICOLAS DE BARI C.A	VEV000011008	3.665.471
J000000002013516	INVERSIONES TEDEA C.A. .	VEV000011008	84.365
J000000303341799	INVERSIONES TRUKI, C.A.	VEV000011008	3.000
J000000002059893	INVERSORA ACDC, C.A.	VEV000011008	200.000
J000000302092299	INVERSORA BENAZOLVE, C.A.	VEV000011008	30.000
J000000003290394	INVERSORA FERIBASAN,C.A. .	VEV000011008	105.000
J000000308115916	INVERSORA MY OWN BUSINESS, C.A.	VEV000011008	41.000
J000000300311937	INVERSORA RIVASA,C.A,	VEV000011008	5.250
J000000003266140	INVERUNION S.A CASA DE BOLSA	VEV000011008	1.840.000
V000000010336575	ISTURIZ RODRIGUEZ DIANA MORELLA	VEV000011008	8.000
V000000008575353	JACINTO CHIRINOS NANCY COROMOTO	VEV000011008	47.450
V000000001852603	JARAMILLO RAMIREZ LUIS F	VEV000011008	60.000
V00000003812711.1	JATAR PENZINI ANA EDITH	VEV000011008	3.750
V00000003812711.2	JATAR PENZINI ANTONIO	VEV000011008	3.750
J000000315681480	JESO INV. INMOBILIARIA II, C.A.	VEV000011008	200.000
V000000006851674	JIMENEZ HERRERA ELKE DE LAS MERCEDE	VEV000011008	800
V000000006189253	JIMENEZ RAMIREZ RAFAEL ENRIQUE	VEV000011008	37.461
V000000015835492	KUZNECOV MENDOZA DANIEL ANTONIO	VEV000011008	12.000
J000000003431508	LA PRIMERA CASA DE BOLSA C.A	VEV000011008	88.620
V000000009967977	LANDER SUCRE EDUARDO HENRIQUE	VEV000011008	20.000
V000000003662991	LARRAZABAL GONZALEZ EDUARDO ELIAS	VEV000011008	9.238
V000000006297779	LECUNA BUENO MARIA CLARA	VEV000011008	20.000
V000000000935879	LEFELD BURGUILLOS HANS WALTER	VEV000011008	1.065.000
V000000006900875	LEIZAOLA LARTITEGUI IÑAKI	VEV000011008	656.000
V000000004664850	LEON JOSE ANTONIO	VEV000011008	220.000
V000000009601210	LITVACK FUENTES HUBERT ALBERTO	VEV000011008	600
V000000004530889	LLORENTE CHICOTE GREGORIO	VEV000011008	61.900
V000000017414652	LLORENTE SUAREZ CRISTINA MARIA	VEV000011008	30.000
V000000015405451	LLORENTE SUAREZ SYLVIA IRENE	VEV000011008	14.700
V000000017414651	LLORENTE SUAREZ VIRGINIA MARIA	VEV000011008	35.000

Listado de Accionistas de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** registrados en la Caja Venezolana de Valores, S.A. para el 14 de Noviembre de 2007 correspondiente a la Asamblea General Extraordinaria de Accionistas

V0000000010805422	LLOVERA PULGAR ANA ISABEL	VEV000011008	23.500
V0000000006976384	LOPEZ GARCIA FERNANDO HERMOGENES	VEV000011008	35.000
E0000000081429900	LOPEZ RICARDO ALFONSO	VEV000011008	7.450
V0000000005255856	LOPEZ RODRIGUEZ LUIS GUILLERMO	VEV000011008	6.015
V0000000005534882	LOVERA VEGAS JUAN ANTONIO	VEV000011008	5.000
V0000000001858159	LUCKE GIMENEZ YOLANDA	VEV000011008	23.000
V0000000017605211	LUQUE VELASQUEZ JHOSEN ALBERTO	VEV000011008	5.710
V0000000006091246	MACHADO JUAN ARMANDO	VEV000011008	500.000
E0000000082275140	MAFFI ARIEL CLAUDIO	VEV000011008	28.655
V0000000006967546	MAGUHN TOLEDO MARIA ALEJANDRA	VEV000011008	5.000
J0000000301515625	MARENA, R.S.L.	VEV000011008	55.672
V0000000001866338	MARINE FERRE JOSE	VEV000011008	2.000
V0000000010334137	MARQUEZ BUSTAMANTE IVAN ANTONIO	VEV000011008	1.200
V0000000013800909	MARQUEZ VELAZQUEZ ALEJANDRO	VEV000011008	2.500
V0000000008316337	MARTINEZ ABAL MARIA ISABEL	VEV000011008	16.000
V0000000010412530	MATOS SALERNI LUIS HUMBERTO	VEV000011008	2.780
V0000000006560318	MAURY RODRIGUEZ MARIA DE LOURDES	VEV000011008	619.130
V0000000006555660	MAURY RODRIGUEZ MARIA EUGENIA	VEV000011008	467.051
V0000000004118522	MAYORA CEBALLOS CARMEN JOSEFINA	VEV000011008	1.000
J0000000312163399	MEADOWWEED PTE LTD	VEV000011008	43.481.924
V0000000000381851	MEDINA ORTEGA SIMON	VEV000011008	33.650
J0000000305419000	MEGAVAL FON.MUT.INV.CAP.ABIE.ENT. I	VEV000011008	75.000
V0000000003027019	MEJIAS ORFILA FRANCISCO AURELIANO	VEV000011008	2.000
V0000000004350479	MELIAN TRUJILLO JOSE ALBERTO	VEV000011008	130.000
V0000000003177127	MENDEZ DIB AQUILES JOSE LUIS	VEV000011008	1.830
V0000000006914120	MENDEZ MENDEZ CARLOS FELIPE	VEV000011008	10.896
V0000000006915351	MENDEZ MONTILLA ELEONORA	VEV000011008	1.000
V0000000000041611	MENDOZA VELUTINI TULIA	VEV000011008	68.000
V0000000006555154	MESZAROS REYES MARITZA	VEV000011008	11.665
V0000000001444067	MEWA MORENO GILBERTO	VEV000011008	10.000
V0000000005308931	MICALE SANCHEZ FERNANDO	VEV000011008	8.053
V0000000000037522	MICO DE CARDENAS YOLANDA MARGARITA	VEV000011008	570.402
V0000000006932110	MIRAGAYA SANTANA FRANCISCO	VEV000011008	10.000
E0000000082201262	MOESGEN MARC ALAIN	VEV000011008	30.400
V0000000001759616	MONTERREY MULLER LEOPOLDO AUGUSTO	VEV000011008	10.000
V0000000012421560	MONTOYA CORREA ELKIN DE JESUS	VEV000011008	724.941
V0000000002138901	MORANTES DE GONZALEZ GRACIELA	VEV000011008	2.500
V0000000006548900	MORENO PEREZ JOSE	VEV000011008	9.000
V0000000001857347	MUNOZ DE LEON HELENA MARGARITA	VEV000011008	5.500
V0000000004351667	MUTIS VAN SCHERMBEEK HERMAN	VEV000011008	275.976
V0000000011357147	MUÑOZ FALCONI ALVARO JOSE	VEV000011008	42.087
V0000000006403895	NAGEL MARKOVIC CARLOS ALBERTO	VEV000011008	1.524.800
V0000000005426728	NAVARRO PRADA ZORAIDA	VEV000011008	6.000
V0000000003665695	OLIVARES CALATRAVA SELMA MARIA	VEV000011008	33.850
J0000000303126022	ORSON KRAVITZ VALORES S.A. .	VEV000011008	2.000
V0000000013530071	PAMATO CHILESE MARCO	VEV000011008	1.000
V0000000002113431	PAPARONI MICALE FERNANDO	VEV000011008	21.000
V0000000000682621	PARRA FEBRES REINALDO ALBERTO	VEV000011008	10.000
V0000000001719084	PARRA PARDI MARIA ELENA	VEV000011008	44.000
V0000000007334467	PARTIPILO PELLEGRINO FRANCESCO	VEV000011008	150
V0000000010180202	PAZOS RAICES MANUEL OSCAR	VEV000011008	6.500
J0000000000669139	PDVSA INSTITUCION FONDO DE AHORROS	VEV000011008	550.000

Listado de Accionistas de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** registrados en la Caja Venezolana de Valores, S.A. para el 14 de Noviembre de 2007 correspondiente a la Asamblea General Extraordinaria de Accionistas

V00000005304139.1	PENZINI MARTINEZ ISABEL CARLOTA	VEV000011008	3.750
V00000005304139.2	PENZINI MARTINEZ PEDRO IGNACIO	VEV000011008	3.750
V0000000001873293	PERALTA JOSE ELI	VEV000011008	114.822
V0000000005532764	PEREZ CASTILLO JOSE ALBERTO	VEV000011008	15.000
V0000000006016652	PEREZ CEDEÑO ALBERTO ANTONIO	VEV000011008	28
V0000000014020504	PEREZ GONZALEZ ALFREDO JOSE	VEV000011008	12.500
V0000000004807097	PEREZ HERNANDEZ NILO EUGENIO	VEV000011008	42.000
V0000000011408653	PEREZ MATUTE JIMMY JOSE	VEV000011008	10.000
V0000000002766008	PEREZ RIVERA CARLOS ANTONIO	VEV000011008	3.396
V0000000003400008	PERISSE SEOANE JOSE LUIS	VEV000011008	15.000
V0000000002111081	PERUCH COSTA GALLIANO WALTER SERAFI	VEV000011008	673.895
V0000000003815519	PETIT ORTIZ SANTIAGO GERARDO	VEV000011008	17.934
V0000000006308128	PICON CARRILLO MARIA EUGENIA	VEV000011008	7.500
V0000000001751197	PIERALDI HADDAD CARLOS ALBERTO	VEV000011008	253.500
V0000000002939225	PIERALDI HADDAD GLADYS	VEV000011008	502.500
V0000000010332867	PIFANO GOMEZ ANTONIO CARLOS	VEV000011008	2.000
V0000000002933366	POBLACION GONZALEZ TOMAS JULIAN	VEV000011008	20.000
V0000000003838896	PONTE BRANOT ANDRES EDUARDO	VEV000011008	60.000
J0000000304646020	PORTAFOLIO DE INVERS.PETROLERA DIVE	VEV000011008	68.200
V0000000005536549	PRAT PINEDO ARIEL EDUARDO	VEV000011008	5
V0000000009720709	PRISCO FALCIANI ALFONSO	VEV000011008	70.000
J0000000308693707	PROMOTORA DE CAPITALES PRODECA,C.A	VEV000011008	160.000
V0000000010112713	PULIDO MELCAN TIBISAY VICTORIA	VEV000011008	13.000
V0000000000775559	PULIDO OCIDE RAFAEL	VEV000011008	14.700
V0000000003916248	QUINTANA GOMEZ JORGE HUGO	VEV000011008	1.000
V0000000002092960	QUIÑONES PAEZ RAMON ANTONIO	VEV000011008	10.000
V0000000003187489	RAMOS RAMIREZ NAPOLEON FERNANDO	VEV000011008	130.910
V0000000003283764	REBOLLEDO LUGO JOSE ANTONIO	VEV000011008	90
J0000000303039650	REPRESENTACIONES ALGHI; C.A.	VEV000011008	10.800
J0000000002277513	REPRESENTACIONES REAL TESORO,C.A. .	VEV000011008	155.000
V0000000006376756	RIVAS HERNANDEZ LEONARDO JOSE	VEV000011008	100.000
V0000000004355639	RODERO OLAY ADORACION	VEV000011008	331
V0000000005533581	RODRIGUEZ ALVAREZ ALEJANDRO	VEV000011008	1.000
V0000000002897687	RODRIGUEZ MARCIALES MARIANELA	VEV000011008	10.778
V0000000009418722	RODRIGUEZ MENDOZA AQUILES RAMON	VEV000011008	1.000
V0000000006915849	RODRIGUEZ PAREDES MARIELA VIOLETA	VEV000011008	55.180
V0000000002574717	RODRIGUEZ YAJURE FREDDY ARBEL	VEV000011008	387.900
V0000000010485055	ROJAS GUZMAN PABLO ISAAC	VEV000011008	26.200
V0000000006977221	ROJAS TORRES CARLOS ALBERTO	VEV000011008	25.000
V0000000012957766	ROMERO IRIBARREN IGNACIO JAVIER	VEV000011008	10.000
V0000000006496173	ROMERO RODRIGUEZ PEDRO JOSE	VEV000011008	11.800
V0000000007410562	ROQUE ARROYO LUIS ALFREDO	VEV000011008	5.100
V0000000014884759	ROTA CASSINO JEAN PAOLO	VEV000011008	55.000
V0000000001725241	RUIZ ALMANDOZ ISMAEL JOSE	VEV000011008	116.080
V0000000012640166	RUIZ ARRATIA JOANNEL GINETTE	VEV000011008	8.400
V0000000002991731	RUIZ GONZALEZ UVENCIO EDUARDO	VEV000011008	18.250
V0000000011230539	RUIZ OLIVEROS EDMUNDO	VEV000011008	10.000
V0000000005310252	SABATER LANDER OSCAR EDUARDO	VEV000011008	450
V0000000003177146	SAEZ DE IBARRA PLATERO FELIX FLOREN	VEV000011008	730
V0000000002099975	SALVADOR PELAY JOSE ANTONIO	VEV000011008	35.000
V0000000001847271	SANDOVAL PEREZ ALFREDO EDUARDO	VEV000011008	600
V0000000004088365	SANZONE PALMINTERI GIOVANNI	VEV000011008	25.000

Listado de Accionistas de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** registrados en la Caja Venezolana de Valores, S.A. para el 14 de Noviembre de 2007 correspondiente a la Asamblea General Extraordinaria de Accionistas

V0000000004353851	SCARPONE RANTE JUAN CARLOS	VEV000011008	5.000
V0000000005217911	SCHOLTZ GONZALEZ HERMAN ALBERTO	VEV000011008	2.000
V0000000006442683	SCOTTI MATA SALVADOR FRANCISCO	VEV000011008	24.700
V0000000006915171	SEARA MARTA FRANCISCO ANTONIO	VEV000011008	17.000
V0000000003753280	SEIJAS CASTILLO JESUS ALIRIO	VEV000011008	3.500
V0000000006099745	SEITIFE TRINA EMILIA	VEV000011008	20.000
J0000000303929940	SERVICIOS ALVAREZ Y ARIAS C.A.	VEV000011008	7.200
V0000000002130462	SITGES LAPEÑA ENRIQUE	VEV000011008	50.000
V0000000010334991	SOARES BARRIOS MANUEL EDUARDO	VEV000011008	20.000
V0000000011314148	SPIOTTA GARCIA ALESSANDRO	VEV000011008	9.400
J0000000317135210	SUC.OLIVARES HERIZE ALBERTO	VEV000011008	575.858
V0000000006289162	TEHLIKIAN CAVALERO JORGE ADRIAN	VEV000011008	4.780
E0000000001064775	THOMSON PETER GRAHAM	VEV000011008	5.938
V0000000006977524	TOCCO RIO	VEV000011008	60.333
V0000000001377232	TOVAR ALVARADO JOSE ABRAHAM	VEV000011008	100.000
V0000000003407843	TOVAR DUGARTE MIGUEL AUGUSTO	VEV000011008	5.000
J0000000304750587	U21 CASA DE BOLSA C.A	VEV000011008	961.540
V0000000013557708	UMANCHUK RODRIGUEZ AXEL NICOLAY	VEV000011008	2.875
V0000000003852972	URQUIOLA BATTISTI ALAN ALBERTO	VEV000011008	115.074
V0000000003809826	VALDERRAMA ANA MIREYA	VEV000011008	4.000
V0000000003767890	VALERO CONTRERAS GLADYS CLEMENCIA	VEV000011008	4.200
J0000000003696935	VALORES 92,C.A.	VEV000011008	5.400
J0000000002226099	VALORES VENCRED CASA DE BOLSA, S.A.	VEV000011008	15.200
E0000000082049661	VAN DAM ADRIAAN PIETER GERARD	VEV000011008	512.195
V0000000021131045	VAN DAM DIRK MAARTEN	VEV000011008	100.000
V0000000008723271	VELASQUEZ AZUAJE KEIDY BEATRIZ	VEV000011008	129.000
J0000000313323586	VENAFIN SOCIEDAD DE CORRETAJE DE VA	VEV000011008	637.658
J0000000305532834	VETA HOLDINGS A.V.V.	VEV000011008	28.700
P0000000008800836	VICTORIA HERNANDEZ JAIME	VEV000011008	10.550
J0000000300011348	VIKI INVERSIONES C.A.	VEV000011008	70
V0000000001722277	VITOLS RIEKSTINS JURIS	VEV000011008	40.100
V0000000010488358	VIVAS PACHECO JENNY MILAGROS	VEV000011008	1.380
E0000000082270943	WANG JIAYONG	VEV000011008	10.000
V0000000000973302	WLODARCZYK SCHMIDEK EGON	VEV000011008	2.500
V0000000001817132	ZABALA VELIZ EUNICES JOSEFINA	VEV000011008	5.000
V0000000004563624	ZAFRA RAMIREZ JHONY DE JESUS	VEV000011008	367.632
V0000000011203569	ZAMBRANO AGUILAR ELY ALEJANDRO	VEV000011008	7.595
V0000000003886166	ZAMUDIO PALACIOS LUIS DAVID	VEV000011008	20.000
V0000000006404595	ZERPA ARVELO EDGARDO	VEV000011008	12.000
V0000000003657559	ZUBELDIA DE VEGAS ITZIAR	VEV000011008	70.000
V0000000004765495	ZULOAGA POCATERRA PEDRO	VEV000011008	32.000
		Total	136.764.696

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------

[Letterhead of MANPA]

Caracas, November 14, 2007.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

We address you in order to inform you that the Special Shareholders' Meeting held on November 14, 2007 approved the following items:

1. Increasing the capital stock of the company in Bs.905,760.00 to take the current capital stock of Bs. 22,940,094,240.00 to Bs.22,941,000,000.00 by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a company shareholder, in order to adapt the capital stock to the provisions set forth in the Decree-Law with Rank, Value and Force of Currency Restructuring Law and other resolutions issued by the Venezuelan Central Bank ruling this matter.

As a consequence of this increase, the capital subscribed and paid in would amount to TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00) divided into Two Hundred Twenty-Nine Million Four Hundred

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Ten Thousand (229,410,000) registered shares with par value of ONE HUNDRED BOLIVARS (Bs.100.00) each, fully subscribed and paid in.

2. Changing the par value of share from Ten Bolivars (Bs.10.00) to One Hundred Bolivars (Bs.100.00) each and as a consequence thereof reducing the number of existing shares to facilitate conversion of company capital stock into Strong Bolivars, pursuant to the aforementioned Currency Restructuring Law. For such purposes, shareholders would have to provide 10 shares of Bs.10.oo out of those currently owned to receive one (1) share of Bs.100.00. Thus, the company capital stock would amount to Bs.22,941,000,000.00 represented by 229,410,000 shares with a par value of Bs.100.00. Likewise, the Board of Directors was delegated to authorize fixing Limit Date of Transaction with benefit (Registry Date) and the Effective Date of Registration of Benefit (Payment Date) to swap current shares for new shares and to pay the corresponding share portions, and empowered it to carry out all the relevant formalities to enforce that approved by the Shareholders´ Meeting.

3. The authorized capital of the company was updated to the amount of FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY-TWO MILLION BOLIVARS (Bs.45,882,000,000.oo).

4. Amendment of Clause No. 4 of the Articles of Incorporation/By-Laws in regard to Capital Stock, which would be drawn up as follows:

Clause No.4.- The authorized capital stock of the company amounts to FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY-TWO MILLION BOLIVARS (Bs.45,882,000,000.00). Capital subscribed and paid in amounts to TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00) divided into Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of ONE HUNDRED BOLIVARS (Bs.100.00) each, fully subscribed and paid in, which grant their holders equal rights.

Enclose please find the following documents:

- Certification of the Minutes of Special Shareholders´ Meeting of November 14, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

- Publication of the Notice to Shareholders´ Meeting.
- List of shareholders issued by Venezolano de Crédito, S.A. Banco Universal in its capacity as Transfer Agent and of Caja Venezolana de Valores.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

RIF (Tax Identification Number) J-00023530-9

NIT (Tad Identification Number) 000-74648-8

Lawyer Nelly González (address) --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **Special Shareholder's Meeting as of November 14, 2007** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the **Fourteenth (14th) day of November of the year Two Thousand Seven** there gathered the shareholders of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.** specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Nacional and El Universal, dated November 8, 2007 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 RIF (Tax Information Registry) J-00023530-9 *NOTICE* . Company shareholders are convened for a Special Shareholders´ Meeting to be held on November 14, 2007 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this

city, with the following purposes: 1) Considering and resolving about a capital increase of the company amounting to Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00) by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a company shareholder, in order to adapt the capital stock to the provisions set forth in the Decree-Law with Rank, Value and Force of Currency Restructuring Law and other resolutions issued by the Venezuelan Central Bank ruling this matter; 2) Considering and resolving about modifying the par value of shares and, if the proposal is approved, determining the policy of applicable share portions, delegating to the Board of Directors fixing registration dates (limit date of transaction with benefit) and payment dates (effective date of registration with benefit); 3) If the foregoing items are approved, considering updating the Authorized Capital of the company as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in; 4) If the foregoing items are approved, amending Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock. Shareholders are herein informed that the documents referred to in this notice have been at their request at the office premises of the company since the publication date of this notice. Caracas, November 8, 2007. For THE BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman.

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **one thousand nine hundred five million six hundred ninety-three thousand eight hundred forty-three (1,905,693,843)** shares, that is, more than eighty-three percent (83%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, Considering and resolving about a capital increase of the company amounting to Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00) by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a company shareholder, in order to adapt the capital stock to the provisions set

forth in the Decree-Law with Rank, Value and Force of Currency Restructuring Law and other resolutions issued by the Venezuelan Central Bank ruling this matter

Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting to increase its capital stock in Bs.905,760,00 in order to carry the current capital stock from the current Bs.22,940,094,240.00 to Bs.22,941,000,000.00 by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) new shares with par value of Ten Bolivars (Bs.10.00) each that would be subscribed and paid in by FUNDACIÓN CARLOS DELFINO, a non-profit organization of this domicile, and shareholder of the company, to facilitate capital conversion of the company into Strong Bolivars, pursuant to the Currency Restructuring Law and to the Regulations issued by the Venezuelan Central bank ruling that matter. Such increase shall be paid at the weighted average value of the operations carried out by the Caracas Stock Exchange with company shares at the date of entering into this Shareholders´ Meeting, or in turn, at the value of the last day prior the date in which the Stock Exchange operations with such shares were carried out.

As a consequence of this capital increase the company capital subscribed and paid in would become TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00), divided into TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00) divided into Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of TEN BOLIVARS (Bs.10.00) each, fully subscribed and paid in.

In this connection, Lic. Carlos Delfino T., President of Fundación Carlos Delfino, used his right to speak and declared to agree with subscription of shares from capital increase in the aforementioned conditions.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Immediately, the **Second Item of the notice** was considered, that is, Considering and resolving about modifying the par value of shares and, if the proposal is approved, determining the policy of applicable share portions, delegating to the Board of Directors

fixing registration dates (limit date of transaction with benefit) and payment dates (effective date of registration with benefit). Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting to change the par value of the share from Ten Bolivars (Bs.10.00) to One Hundred Bolivars (Bs.100.00) each, and as a consequence thereof reduction in the number of existing shares would facilitate conversion of company capital to Strong Bolivars, pursuant to the aforementioned Currency Restructuring Law. Therefore, shareholders would have to provide 10 shares of Bs.10.oo out of those currently owned to receive one (1) share of Bs.100.00. Thus, the company capital stock would amount to Bs.22,941,000,000.00 represented by 229,410,000 shares with a par value of Bs.100.00.

Share portions resulting from the par value that remained in power of shareholders would be also allocated to the known Fundación Carlos Delfino, a non-profit institution of this domicile and shareholder of the company, applying Resolution 110-2204 of the National Securities and Exchange Commission referred to Dividends, establishing by advertisement published in newspaper the Limit date of Transaction with Benefit and the Effective Date of Registration of Benefit, being the value to pay fractions that determined by the weighted average of operations carried out at the Caracas Stock Exchange with company shares on the Limit Date of Transaction with Benefit or, in turn, the last value of the day prior that date in which stock operations were made with such shares.

Likewise, we do hereby ask the Board of Directors to be delegated authorization for fixing the Limit Date of Transaction with benefit (Registry Date) and the Effective Date of Registration of Benefit (Payment Date) to swap current shares for new shares and to pay the corresponding share portions, and to be empowered to carry out all the relevant formalities to comply with that approved by the Meeting.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders in regard to change of par value and delegation of powers to the Board of Directors. In regard to direct appointing to FUNDACIÓN CARLOS DELFINO the share portions by absolute majority of attending shareholders, the representative of the Bank Deposit Guarantee Fund

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

(FOGADE) and that of J.D. CORDERO Y ASOCIADOS CASA DE CAMBIO, C.A. declared its vote against it, in virtue of the provisions of the General Bank Law and other Financial Institutions and other regulations ruling such entity.

Next, the **Third Item of the notice** was considered, that is, If the foregoing items are approved, considering updating the Authorized Capital of the company as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting to update the authorized capital stock of the company, in virtue of the capital increase to double the capital subscribed and paid in as a result from approving the foreign items.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fourth Item of the notice** was considered, that is, If the foregoing items are approved, amending Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock. Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: The Board of Directors proposes to the Shareholders´ Meeting that in view of approval of the foregoing items to amend Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock, which would read as follows:

Clause No.4.- The authorized capital stock of the company amounts to FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY-TWO MILLION BOLIVARS (Bs.45,882,000,000.00). Capital subscribed and paid in amounts to TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.00) divided into Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) registered shares with par value of ONE HUNDRED BOLIVARS (Bs.100.00) each, fully subscribed and paid in, which grant their holders equal rights.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Likewise, the Shareholders' Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders. (signed) Illegible"

This certification is issued in the city of Caracas, on the Fourteenth (14th) day of November of the year Two Thousand Seven (2007).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 11/14/2007

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Special

Total Shareholders:	2,294,009,424
Attending Shareholders:	1,905,693,843
% Quorum:	83,073
Total Shareholders Type "A":	2,294,009,424
Total Shareholders Type "A" Attending :	1,905,693,843
% Quorum Type "A"	83,073

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. (signed) Illegible.

VENEZOLANO DE CRÉDITO. S.A. BANCO UNIVERSAL DATE: 11/142007

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

ABRAHAM KATOON HAROON	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFINA	2,618,940	0.114
BRACHO NOGUERA ALBERTO ACACIO	20,000	0.001
DELFINO PARRA ELENA	30,682	0.001
DELFINO PARRA ELENA MARGARITA	460,490	0.020
FEBRES PEREZ JOSE ALBERTO	171,736	0.007
GARCIA RODRIGUEZ LEONARDO	34,600	0.002
HEREDIA JUAN BAUTISTA	100,000	0.004
MUÑOZ DE LEON HELENA MARGARITA	5,500	0.000
SOTO APONTE PEDRO JOSE	63,800	0.003
Total shares represented ===>	3,515,748	0.153
Total shares of quorum === >	1,905,693,843	83.073

MANUFACTURAS DE PAPEL, C.A. (Manpa),S.A.C.A.

Lic. CARLOS E. DELFINO T. – President

(signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 11/14/2007

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
PARRA PARDI MARIA ELENA	47,696	0.002
PULIDO MERCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESÚS	13	0.000
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
SANCHEZ DE PERERA SYLVIA MARGARITA	15,500	0.001
THREE D INTERNATIONAL MARKETING, ING	23	0.000
GONZALEZ NORA	**1,252,371,802**	**54.593**
ATTICUS EMERGING MARKETS FUNDS, LTD	19,723,031	0.860
BEAR STEARNS SECURITIES CORP.	21	0.0000

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

FONDO MUTUAL DE VZLA.F.M. DE INV DE	75,650	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	1,232,573,100	53.730
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, C.A.	1,394,606	0.061
TOTAL SHARES REPRESENTED ===>	1,902,177,216	82.919
TOTAL QUORUM SHARES ==>	1,905693,843	83.073

MANUFACTURAS DE PAPEL, C.A. (Manpa),S.A.C.A.

Lic. CARLOS E. DELFINO T. – President

(signed) Illegible. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 11/14/2007

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON		
Own shares : ⇒	10,000	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	10,000	0.000
BRACHO NOGUERA ALBERTO ACACIO		
OWN SHARES : ⇒	20,000	0.001
REPRESENTED SHARES : ⇒	0	0.000
TOTAL SHARES : ⇒	20,000	0.001
CUBAS ROMMEL		
Own shares : ⇒	0	0.000
Represented shares : ⇒	36,330	0.002
Total shares : ⇒	36,330	0.002
DE RODRÍGUEZ HAYDEE		
Own shares : ⇒	2,618,940	0.114
Represented shares : ⇒	1	0.000

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Total shares	: ⇒	2,619,940	0.114
DELFINO PARRA ELENA			
Own shares	: ⇒	491,172	0.021
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	491,172	0.021
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	171,736	0.007
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	171,736	0.007
GARCIA RODRIGUEZ LEONARDO			
Own shares	: ⇒	34,600	0.002
Represented shares	: ⇒	0	0,000
Total shares	: ⇒	34,600	0,002
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	648,373,478	28.264
Total shares	: ⇒	648,373,478	28.264
GONZALEZ NORA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,252,371,802	54.593
Total shares	: ⇒	1,252,371,802	54.593

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL DATE: 11/14/2007

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	100,000	0.004
Represented shares	: ⇒	0	0.000

Total shares : ⇒	100,000	0.004
MUNOZ DE LEON HELENA MARGARITA		
Own shares : ⇒	5,500	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	5,500	0.000
SOTO APONTE PEDRO JOSE		
Own shares : ⇒	63,800	0.003
Represented shares : ⇒	0	0.000
Total shares : ⇒	63,800	0.003
TRAVIESO CARLOS		
Own shares : ⇒	0	0.000
Represented shares : ⇒	1,394,606	0.061
Total shares : ⇒	1,394,606	0.061
Total General Shares: ⇒	1,905,692,964	83.073

MANUFACTURAS DE PAPEL, C.A. (Manpa),S.A.C.A.

Lic. CARLOS E. DELFINO T. – President

(signed) Illegible. --

El Universal. Caracas, Venezuela. Thursday, November 8, 2007. Bs1,300 BsF1.30

Year XCVIII No.35321 Legal Deposit PP-190901D(illegible)

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

RIF J-00023530-9

NOTICE

Company shareholders are convened to a Special Shareholders´ Meeting to be held on November 14, 2007 at 12:00 m in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

1) Considering and resolving about a capital increase of the company amounting to Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00) by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a company shareholder, in order to adapt the capital stock to the provisions set forth in the Decree-Law with Rank, Value and Force of Currency Restructuring Law and other resolutions issued by the Venezuelan Central Bank ruling this matter.

2) Considering and resolving about modifying the par value of shares and, if the proposal is approved, determining the policy of applicable share portions, delegating to the Board of Directors fixing registration dates (limit date of transaction with benefit) and payment dates (effective date of registration with benefit).

3) If the foregoing items are approved, considering updating the Authorized Capital of the company as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

4) If the foregoing items are approved, amending Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock. Shareholders are herein informed that the documents referred to in this notice have been at their request at the office premises of the company since the publication date of this notice.

Company shareholders are informed that the documents referred to herein are available at the company office premises form the date of publication of this notice.

Caracas, November 8, 2007.

For THE BOARD OF DIRECTORS.

CARLOS DELFINO T. Chairman. --

El Nacional. Caracas, Venezuela. Thursday, November 8, 2007.

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

RIF J-00023530-9

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

NOTICE

Company shareholders are convened to a Special Shareholders´ Meeting to be held on November 14, 2007 at 12:00 m in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

1) Considering and resolving about a capital increase of the company amounting to Nine Hundred Five Thousand Seven Hundred Sixty Bolivars (Bs.905,760.00) by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) shares with a par value of Ten Bolivars (Bs.10.00) each, which will be subscribed and paid in by Fundación Carlos Delfino, a company shareholder, in order to adapt the capital stock to the provisions set forth in the Decree-Law with Rank, Value and Force of Currency Restructuring Law and other resolutions issued by the Venezuelan Central Bank ruling this matter.

2) Considering and resolving about modifying the par value of shares and, if the proposal is approved, determining the policy of applicable share portions, delegating to the Board of Directors fixing registration dates (limit date of transaction with benefit) and payment dates (effective date of registration with benefit).

3) If the foregoing items are approved, considering updating the Authorized Capital of the company as an Authorized Capital Company (S.A.C.A.), setting as Authorized Capital double the capital subscribed and paid in.

4) If the foregoing items are approved, amending Clause No.4 of the Articles of Incorporation/By-Laws of the company in regard to capital stock. Shareholders are herein informed that the documents referred to in this notice have been at their request at the office premises of the company since the publication date of this notice.

Company shareholders are informed that the documents referred to herein are available at the company office premises form the date of publication of this notice.

Caracas, November 8, 2007.

For THE BOARD OF DIRECTORS.

CARLOS DELFINO T. Chairman. ---

[Next, there is a list of thirteen (13) pages by Banco Venezolano de Crédito, Computaciones Vencred, Transfer Agent, that has eight (8) columns, namely:

shareholder, name, identification card/tax identification number, total shares, A shares, B shares, C shares, percentage.]--

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. November 15 A.M. 11:29. FILE RECEIVED." ------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 30th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2007 NOV 15 11:29
ARCHIVO RECIBIDO

Caracas, 14 de noviembre de 2007

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Extraordinaria de Accionistas de fecha 14 de noviembre de 2007, aprobó los siguientes puntos:

1. Aumentar el capital social en Bs. 905.760,oo para llevar el capital social actual de Bs. 22.940.094.240,oo a Bs. 22.941.000.000,oo, mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) nuevas acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, que la FUNDACIÓN CARLOS DELFINO suscribirá y pagará, con el objeto de facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria y a las Resoluciones emanadas del Banco Central de Venezuela que rigen la materia.
   Como consecuencia de este aumento el capital suscrito y pagado de la compañía queda en VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLÍVARES (Bs. 22.941.000.000,oo), dividido en Dos Mil Doscientos Noventa y Cuatro Millones Cien Mil (2.294.100.000) acciones comunes nominativas con valor nominal de DIEZ BOLIVARES (Bs. 10,00) cada una, totalmente suscritas y pagadas.

2. El cambio del valor nominal de la acción de Diez Bolívares (Bs. 10,oo) a Cien Bolívares (Bs. 100,oo) cada una y como consecuencia de ésto la reducción del número de acciones existentes para facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria mencionada. A tal efecto, los accionistas tendrán que entregar 10 acciones de Bs. 10,oo de las que tienen actualmente para recibir una (1) acción de Bs.100,oo, así el capital de la compañía quedará en Bs. 22.941.000.000,oo, representado en 229.410.000 acciones con valor nominal de Bs. 100,oo. Asimismo delegó en la Junta Directiva la fijación de la Fecha Límite de Transacción con Beneficio (Fecha de Registro) y la Fecha Efectiva de Registro del Beneficio (Fecha de Pago) para el canje de las acciones actuales por las nuevas y el pago de las fracciones de acción correspondiente, y la facultó para llevar a cabo todos los trámites pertinentes para dar cumplimiento a lo aprobado por la Asamblea.

3. Se actualizó el Capital Autorizado de la compañía, quedando este en la cantidad de CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA Y DOS MILLONES DE BOLIVARES (Bs. 45.882.000.000,oo).

MANPA

COMISION NACIONAL DE VALORES

4. La modificación de la Cláusula N° 4 del Documento Constitutivo-Estatutos relativa al Capital Social, la cual queda redactada así:
   Cláusula N° 4.- El capital autorizado de la Sociedad es de CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA Y DOS MILLONES DE BOLIVARES (Bs. 45.882.000.000,oo). El capital suscrito y pagado es de VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLIVARES (Bs. 22.941.000.000,oo), dividido en Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones comunes nominativas con valor nominal de CIEN BOLIVARES (Bs. 100,oo) cada una, totalmente suscritas y pagadas, que otorgan a sus poseedores iguales derechos.

Se acompañan los siguientes documentos:

- Certificación del Acta de la Asamblea General Extraordinaria de Accionistas de fecha 14 de noviembre de 2007.
- Publicación de la Convocatoria a la Asamblea.
- Listado de accionistas emitidos por el Venezolano de Crédito, S.A., Banco Universal, en su condición de Agente de Traspaso y de la Caja Venezolana de Valores.

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

[signature]

Lic. CARLOS E. DELFINO T.
Presidente

RIF-J-00023530-9
NIT-000-74648-7-8
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas de fecha 14 de noviembre de 2007**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **catorce (14) de noviembre del año dos mil siete, siendo las 12:00 m.**, se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 08 de noviembre de 2007, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. RIF: J-00023530-9. *CONVOCATORIA.* Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 14 de noviembre de 2007, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1. Considerar y resolver sobre un aumento de capital social de la compañía en Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,oo), mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, el cual sería suscrito y pagado por la Fundación Carlos Delfino, accionista de la compañía, a los fines de adecuar el Capital Social a las disposiciones establecidas en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia. 2. Considerar y resolver sobre la modificación del valor nominal de la acción y en caso de ser aprobada la propuesta determinar la política de fracciones de acción aplicable, delegando en la Junta Directiva la fijación de las fechas de registro (fecha límite de transacción con beneficio) y pago (fecha efectiva de registro del beneficio). 3. En caso de ser aprobados los puntos anteriores, considerar la actualización del Capital Autorizado de la compañía, en su condición de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4. En caso de ser aprobados los puntos anteriores, modificar la Cláusula N° 4 del Documento Constitutivo-Estatutos de la compañía, referente al Capital Social. Se participa a los señores accionistas que los documentos a que se refiere

esta convocatoria están a su disposición en las oficinas de la compañía a partir de la fecha de publicación de la misma. Caracas, 08 de noviembre de 2007. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran en el listado anexo a la presente Acta y que forma parte de la misma, quienes se presentaron de forma personal y/o con cartas poderes, los cuales representan **Un Mil Novecientos Cinco Millones Seiscientos Ochenta y Tres Mil Ochocientas Cuarenta y Tres (1.905.693.843)** acciones, o sea, más del **ochenta y tres por ciento (83%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, Considerar y resolver sobre un aumento de capital social de la compañía en Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,oo), mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, el cual sería suscrito y pagado por la Fundación Carlos Delfino, accionista de la compañía, a los fines de adecuar el Capital Social a las disposiciones establecidas en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia.

Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea aumentar el capital social en Bs. 905.760,oo para llevar el capital social actual de Bs. 22.940.094.240,oo a Bs. 22.941.000.000,oo, mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) nuevas acciones con valor nominal de Diez Bolívares (Bs. 10,oo) cada una, que serían suscritas y pagadas por la FUNDACIÓN CARLOS DELFINO, institución benéfica de este domicilio, y accionista de la compañía, para facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria y a las Resoluciones emanadas del Banco Central de Venezuela que rigen la materia. Dicho aumento sería pagado al valor del promedio ponderado de las operaciones realizadas en la Bolsa de Valores de Caracas con acciones de la compañía a la fecha de la celebración de la presente Asamblea, o, en su defecto al valor del último día anterior a esa fecha en que se realizaron operaciones de Bolsa con dichas acciones.

Como consecuencia de este aumento el capital suscrito y pagado de la compañía quedaría en VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLÍVARES (Bs. 22.941.000.000,oo), dividido en Dos Mil Doscientos Noventa y Cuatro Millones Cien Mil (2.294.100.000) acciones comunes nominativas con valor nominal de DIEZ BOLIVARES (Bs. 10,00) cada una, totalmente suscritas y pagadas. En este sentido tomó la palabra el Lic.

Carlos Delfino T., Presidente de la Fundación Carlos Delfino y manifestó estar conforme con la suscripción de las acciones producto del aumento de capital en las condiciones antes mencionadas.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, Considerar y resolver sobre la modificación del valor nominal de la acción y en caso de ser aprobada la propuesta determinar la política de fracciones de acción aplicable, delegando en la Junta Directiva la fijación de las fechas de registro (fecha límite de transacción con beneficio) y pago (fecha efectiva de registro del beneficio).
Tomó la palabra Carlos Delfino y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea el cambio del valor nominal de la acción de Diez Bolívares (Bs. 10,oo) a Cien Bolívares (Bs. 100,oo) cada una y como consecuencia de ésto la reducción del número de acciones existentes para facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria mencionada. A tal efecto, los accionistas tendrían que entregar 10 acciones de Bs. 10,oo de las que tienen actualmente para recibir una (1) acción de Bs.100,oo, así el capital de la compañía quedaría en Bs. 22.941.000.000,oo, representado en 229.410.000 acciones con valor nominal de Bs. 100,oo.
Las fracciones de acción resultantes del cambio del valor nominal que queden en poder de los accionistas serían asignadas igualmente a la referida Fundación Carlos Delfino, aplicando la Resolución 110-2004 de la Comisión Nacional de Valores referida a los Dividendos, estableciéndose mediante aviso publicado en prensa la Fecha Límite de Transacción con Beneficio y la Fecha Efectiva de Registro del Beneficio, siendo el valor para el pago de las fracciones el determinado por el promedio ponderado de la operaciones realizadas en la Bolsa de Valores de Caracas con acciones de la compañía en la fecha Límite de Transacción con Beneficio, o, en su defecto, al valor del último día anterior a esa fecha en que se realizaron operaciones de Bolsa con dichas acciones.
Asimismo, solicitamos se delegue en la Junta Directiva la autorización de fijar la Fecha Límite de Transacción con Beneficio (Fecha de Registro) y la Fecha Efectiva de Registro del Beneficio (Fecha de Pago) para el canje de las acciones actuales por las nuevas y el pago de las fracciones de acción correspondiente, y quede facultada para llevar a cabo todos los trámites pertinentes para dar cumplimiento a lo aprobado por la Asamblea.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes en lo relativo al cambio del valor

nominal y la delegación de facultades a la Junta Directiva. En lo relacionado con la asignación directa a la FUNDACIÓN CARLOS DELFINO de las fracciones de acción por mayoría absoluta de los accionistas presentes, ya que el representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) y de J.D. CORDERO Y ASOCIADOS CASA DE CAMBIO, C.A. manifestó su voto en contra al respecto, en virtud de las disposiciones de la Ley General de Bancos y otras Instituciones Financieras y demás normas que rigen a dicho organismo.

De seguida se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, En caso de ser aprobados los puntos anteriores, considerar la actualización del Capital Autorizado de la compañía, en su condición de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.
Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea actualizar el Capital Autorizado de la compañía, en virtud del aumento de capital, al doble del capital suscrito y pagado resultante de la aprobación de los puntos anteriores.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, En caso de ser aprobados los puntos anteriores, modificar la Cláusula N° 4 del Documento Constitutivo-Estatutos de la compañía, referente al Capital Social.
Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que en vista de la aprobación de los puntos anteriores se modifique la Cláusula N° 4 del Documento Constitutivo-Estatutos relativa al Capital Social, la cual quedaría redactada así:
Cláusula N° 4.- El capital autorizado de la Sociedad es de CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA Y DOS MILLONES DE BOLIVARES (Bs. 45.882.000.000,oo). El capital suscrito y pagado es de VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLÍVARES (Bs. 22.941.000.000,oo), dividido en Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones comunes nominativas con valor nominal de CIEN BOLIVARES (Bs. 100,oo) cada una, totalmente suscritas y pagadas, que otorgan a sus poseedores iguales derechos.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

MANPA

Asimismo, la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes. (Fdo.) firmaron todos los accionistas presentes firmas ilegibles."

Certificación que se expide en la ciudad de Caracas, a los catorce (14) días del mes de noviembre del año dos mil siete (2007).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 14/11/2007
SATACORP HORA : 12:19:58

MANUFACTURAS DE PAPEL, C.A
Estado del Quorum
Extraordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 1.905.693.843

% Quroum : 83,073

Total Accs. Tipo "A"	: 2.294.009.424
Total Accs. Tipo "A" Presentes	: 1.905.693.843
% Quroum Tipo "A"	: 83,073

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO BANCO UNIVERSAL S.A.

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 14/11/2007
PAGINA: 1

MANUFACTURAS DE PAPEL, C.A
Presentes

Nombre Accionista	Cant. Acciones	%
ABRAHIM KATOON HAROON	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.618.940	0,114
BRACHO NOGUERA ALBERTO ACACIO	20.000	0,001
DELFINO PARRA ELENA	30.682	0,001
DELFINO PARRA ELENA MARGARITA.	460.490	0,020
FEBRES PEREZ JOSE ALBERTO	171.736	0,007
GARCIA RODRIGUEZ LEONARDO	34.600	0,002
HEREDIA JUAN BAUTISTA	100.000	0,004
MUNOZ DE LEON HELENA MARGARITA	5.500	0,000
SOTO APONTE PEDRO JOSE	63.800	0,003
Total Acciones Representadas =>	3.515.748	0,153
Total Acciones del Quorum =>	1.905.693.843	83,073

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 14/11/2007
PAGINA: 2

MANUFACTURAS DE PAPEL, C.A
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PARRA PARDI MARIA ELENA	47.696	0,002
PULIDO MELCAN TIBISAY VICTORIA	13.000	0,001
RAMIREZ ORTIZ ANGEL JESUS	13	0,000
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0,001
THREE D INTERNATIONAL MARKETING,INC	23	0,000
GONZALEZ NORA	**1.252.371.802**	**54,593**
ATTICUS EMERGING MARKETS FUNDS, LTD	19.723.031	0,860
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	75.650	0,003
NATSCUMCO(NOMINEE FOR CITIBANK NA	1.232.573.100	53,730
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
Total Acciones Representadas =>	1.902.177.216	82,919
Total Acciones del Quorum =>	1.905.693.843	83,073

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TR...

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Carlos Delfino

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 14/11/2007
PAGINA: 1

MANUFACTURAS DE PAPEL, C.A
Especial

COMISION NACIONAL DE VALORES
2007 NOV 15 A 11:30
ARCHIVO RECIBIDO

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	[illegible]	0,000
	Total Acciones	:=>	10.000	0,000
BRACHO NOGUERA ALBERTO ACACIO				
	Acciones Propias	:=>	20.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	20.000	0,001
CUBAS ROMMEL				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	36.330	0,002
	Total Acciones	:=>	36.330	0,002
DE RODRIGUEZ HAYDEE				
	Acciones Propias	:=>	2.618.940	0,114
	Acciones Representadas	:=>	1.000	0,000
	Total Acciones	:=>	2.619.940	0,114
DELFINO PARRA ELENA				
	Acciones Propias	:=>	491.172	0,021
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	491.172	0,021
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	171.736	0,007
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	171.736	0,007
GARCIA RODRIGUEZ LEONARDO				
	Acciones Propias	:=>	34.600	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	34.600	0,002
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	648.373.478	28,264
	Total Acciones	:=>	648.373.478	28,264
GONZALEZ NORA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.252.371.802	54,593
	Total Acciones	:=>	1.252.371.802	54,593

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 14/11/2007
PAGINA: 2

MANUFACTURAS DE PAPEL. C.A
Especial

Nombre Accionista			Cant. Acciones	%
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
MUNOZ DE LEON HELENA MARGARITA				
	Acciones Propias	:=>	5.500	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	5.500	0,000
SOTO AFONTE PEDRO JOSE				
	Acciones Propias	:=>	63.800	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	63.800	0,003
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
	Total Acciones General	:=>	1.905.692.964	83,073

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TR...

2007 NOV 15 A 11:30
ARCHIVO
RECIBIDO
COMISION NACIONAL DE VALORES

EL UNIVERSAL
PORQUE DECIDES A DIARIO
CARACAS, VENEZUELA • JUEVES 8 DE NOVIEMBRE DE 2007 • Bs 1.300 | BsF 1,30 • AÑO XCVIII • Nº 35.321 • DEPÓSITO LEGAL PP-190901DF

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 14 de noviembre de 2007, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1. Considerar y resolver sobre un aumento de capital social de la compañía en Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,00), mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) acciones con valor nominal de Diez Bolívares (Bs. 10,00) cada una, el cual sería suscrito y pagado por la Fundación Carlos Delfino, accionista de la compañía, a los fines de adecuar el Capital Social a las disposiciones establecidas en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia.
2. Considerar y resolver sobre la modificación del valor nominal de la acción y en caso de ser aprobada la propuesta determinar la política de fracciones de acción aplicable, delegando en la Junta Directiva la fijación de las fechas de registro (fecha límite de transacción con beneficio) y pago (fecha efectiva de registro del beneficio).
3. En caso de ser aprobados los puntos anteriores, considerar la actualización del Capital Autorizado de la compañía, en su condición de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.
4. En caso de ser aprobados los puntos anteriores, modificar la Cláusula Nº 4 del Documento Constitutivo-Estatutos de la compañía, referente al Capital Social.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía a partir de la fecha de publicación de la misma.

Caracas, 8 de noviembre de 2007

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

RECIBIDO
ARCHIVO
2007 NOV 15 A 11:29
COMISION NACIONAL DE VALORES

EL NACIONAL
CARACAS-VENEZUELA jueves 8 de noviembre de 2007

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 14 de noviembre de 2007, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1. Considerar y resolver sobre un aumento de capital social de la compañía en Novecientos Cinco Mil Setecientos Sesenta Bolívares (Bs. 905.760,00), mediante la emisión de Noventa Mil Quinientas Setenta y Seis (90.576) acciones con valor nominal de Diez Bolívares (Bs. 10,00) cada una, el cual sería suscrito y pagado por la Fundación Carlos Delfino, accionista de la compañía, a los fines de adecuar el Capital Social a las disposiciones establecidas en el Decreto con Rango, Valor y Fuerza de Ley de Reconversión Monetaria y demás Resoluciones emanadas del Banco Central de Venezuela que rigen la materia.
2. Considerar y resolver sobre la modificación del valor nominal de la acción y en caso de ser aprobada la propuesta determinar la política de fracciones de acción aplicable, delegando en la Junta Directiva la fijación de las fechas de registro (fecha límite de transacción con beneficio) y pago (fecha efectiva de registro del beneficio).
3. En caso de ser aprobados los puntos anteriores, considerar la actualización del Capital Autorizado de la compañía, en su condición de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.
4. En caso de ser aprobados los puntos anteriores, modificar la Cláusula Nº 4 del Documento Constitutivo-Estatutos de la compañía, referente al Capital Social.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía a partir de la fecha de publicación de la misma.

Caracas, 8 de noviembre de 2007

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 1

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

COMISION NACIONAL DE VALORES
2001 NOV 15
ARCHIVO
RECIBIDO

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000016800	AÁEZ DELFINO ALBERTO ENRI	3,663,396	3,343	3,343	0	0	.00318
MAN00000067300	AÁEZ DELFINO ARNALDO JOSE	3,657,855	10	10	0	0	.00000
MAN00000134700	ABASCAL ALVAREZ RAMON OBD	248,144	879	879	0	0	.00083
MAN00000060100	ABREU MACHADO RICHARD RAF	9,416,155	1,386	1,386	0	0	.00132
MAN00000158000	ACOSTA FRAGACHAN FRANCISC	6,816,184	2,500	2,500	0	0	.00238
MAN00000134300	ACOSTA SIMON JUAN ROBERTO	6,161,694	15,000	15,000	0	0	.01430
MAN00000024900	ACUNA PIMENTEL KEILA JOSE	6,253,035	378	378	0	0	.00036
MAN00000146100	ADRIANZA ALVAREZ MINERVA	1,075,032	9,300	9,300	0	0	.00887
MAN00000062800	AGROPECUARIA 27 DE MAYO,C	J002072482	6,972	6,972	0	0	.00665
MAN00000056200	AGUIRRE FIGUEROA JOSE	7,554,034	1,386	1,386	0	0	.00132
MAN00000076100	AGUIRRE MARTINEZ WILSON R	6,863,944	2,100	2,100	0	0	.00200
MAN00000136900	AGUIRREBEITIA AZPIRI JOSE	2,952,454	20,000	20,000	0	0	.01907
MAN00000204800	ALAS RODERO PATSY	15,664,156	331	331	0	0	.00031
MAN00000138400	ALBANEZ BARNOLA BENJAMIN	3,666,437	5,000	5,000	0	0	.00476
MAN00000169200	ALBARRACIN DE DELGADO LIG	1,743,811	300	300	0	0	.00028
MAN00000072600	ALCANTARA LANSBERG LARA C	13,338,381	8,400	8,400	0	0	.00801
MAN00000048500	ALMEIDA GIL MARIA DEL CAR	8,743,207	1,134	1,134	0	0	.00108
MAN00000075400	ALMEIDA MARTINS ALFONSO	6,463,879	87,500	87,500	0	0	.08346
MAN00000059400	ALMERIDA SALAZAR ISBELIA	2,761,454	1,890	1,890	0	0	.00180
MAN00000055000	ALVAREZ GONZALEZ VICTOR S	2,080,365	413,988	413,988	0	0	.39490
MAN00000163300	ALZURUTT SANCHEZ RICHAR J	3,989,648	23,000	23,000	0	0	.02193
MAN00000060200	APARICIO ARGENIS ANTONIO	7,188,231	1,890	1,890	0	0	.00180
MAN00000060300	APONTE TOVAR JOSE CUPERTI	2,844,635	1,890	1,890	0	0	.00180
MAN00000188600	ARANCIBIA MONCADA SILVIA	8,877,383	32,650	32,650	0	0	.03114
MAN00000035800	ARAQUE BENZO EDUARDO JOSE	4,772,544	1,764	1,764	0	0	.00168
MAN00000060700	ARAUJO DE SILVA DAIXY NOR	7,220,897	1,890	1,890	0	0	.00180
MAN00000014200	ARENAS NELSON	3,054,578	1,079	1,079	0	0	.00102
MAN00000059500	AREVALO JULIO ZENON	2,239,800	1,890	1,890	0	0	.00180
MAN00000144800	ARISMENDI DELFINO ANA MAR	11,234,712	4,100	4,100	0	0	.00391
MAN00000143100	ARISMENDI DELFINO BEATRIZ	9,967,719	5,100	5,100	0	0	.00486
MAN00000144900	ARISMENDI MELCHERT JUAN B	2,154,186	8,200	8,200	0	0	.00782
MAN00000121200	ARISTIGUETA LANDAETA EDUA	6,558,032	23,100	23,100	0	0	.02203
MAN00000012100	ARMANECA BIENES Y RAICES,	J303139027	49,847,580	49,847,580	0	0	47.54996
MAN00000205400	ASUAJE SEQUERA CARLOS JOS	2,504,560	15,000	15,000	0	0	.01430
MAN00000127300	ASUNCION DO ROZARIO MIGUE	6,127,283	1,000	1,000	0	0	.00095
MAN00000179300	ATRAMIZ VALI ELIAS	2,935,310	100,000	100,000	0	0	.09539
MAN00000145900	AVILA CABARCAS REINALDO A	6,257,968	5,010	5,010	0	0	.00477
MAN00000118800	BACAL TEITELBOIM MARIO	6,256,146	15,200	15,200	0	0	.01449
MAN00000146500	BALBAS OLIVEROS OMAR JESU	3,655,672	5,000	5,000	0	0	.00476
MAN00000037600	BALL FERRERO OLY ARLETTE	6,974,690	42	42	0	0	.00004
MAN00000070700	BANCO DE VZLA,S.A.BANCO U	J000029482	52,500	52,500	0	0	.05008
MAN00000071000	BANEX VALORES.	J300353141	7,200	7,200	0	0	.00686
MAN00000025100	BANGUAIRA FONDO MUTUAL.	J003530557	1,008	1,008	0	0	.00096
MAN00000070300	BCO.DE VZLA,S.A,B.U.FIDEI	J000029482	3,300	3,300	0	0	.00314
MAN00000171900	BEAR STEARNS SECURITIES C	J301021452	21	21	0	0	.00002
MAN00000056800	BECERRA SEPULVEDA EUSTACI	4,829,890	1,890	1,890	0	0	.00180
MAN00000009300	BECKER CARDENAS FREDDY JO	6,257,141	902,730	902,730	0	0	.86112
MAN00000199500	BEE SUSAN MARY	11,944,008	100	100	0	0	.00009

BANCO VENEZOLANO DE CREDITO   PROGRAMA BATR9000
COMPUTACIONES VENCRED   FECHA 14/11/07
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA =>   PAGINA 2

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000063800	BELANDRIA MARCO	3,793,668	5,250	5,250	0	0	.00500
MAN00000150000	BERACHA ZAIDMAN ROBERTO	3,967,924	40,000	40,000	0	0	.03815
MAN00000123300	BERROTERAN TELLEZ SONIA C	6,442,032	1,100	1,100	0	0	.00104
MAN00000011900	BERTOLINI BETTALLI DANIEL	3,176,146	89,754	89,754	0	0	.08561
MAN00000045300	BIMBLICH SANDOR ARIEH	11,227,252	294	294	0	0	.00028
MAN00000056900	BLANCO BOLIVAR SONIA MARI	7,257,602	1,386	1,386	0	0	.00132
MAN00000059600	BLANCO JULIAN JOSE	8,471,709	1,134	1,134	0	0	.00108
MAN00000118700	BLANCO PARDO ABEL	6,319,742	3,200	3,200	0	0	.00305
MAN00000048700	BLANCO PINTO MARIBEL ELIZ	4,432,725	1,764	1,764	0	0	.00168
MAN00000164300	BLASSINI OTERO SUSANA CRI	6,972,849	2,000	2,000	0	0	.00190
MAN00000144100	BLAVIA GOMEZ JUAN ANDRES	11,595,061	1	1	0	0	.00000
MAN00000019600	BOUTOROFF SEMENENKO NICOL	6,155,162	168	168	0	0	.00016
MAN00000028100	BOUZAGLOU ABRAHAM ALBERTO	6,126,055	10,458	10,458	0	0	.00997
MAN00000057100	BOWEL LEWIS ALBERTO JOHN	1,158,996	1,890	1,890	0	0	.00180
MAN00000104400	BRACHO SIERRA JOSE LUIS	242,384	26,000	26,000	0	0	.02480
MAN00000140200	BRANDWAJN POLER MAXIM JAC	13,308,298	1,000	1,000	0	0	.00095
MAN00000028700	BRICEÁO BRAUN ALVARO	3,659,996	5,292	5,292	0	0	.00504
MAN00000007600	BRICEÁO LUJAN ALFREDO JOS	6,824,422	7,182	7,182	0	0	.00685
MAN00000137500	BRICEÁO MARIN NELSON OCTA	6,915,707	400	400	0	0	.00038
MAN00000107100	BROWN BROTHERS HARRIMAN &	J308858544	140,000,000	140,000,000	0	0	33.54700
MAN00000026600	BRUTTINI SILVA GIORGIO	9,970,210	252	252	0	0	.00024
MAN00000157700	BUITRIAGO GUERRERO PABLO	1,518,839	10,000	10,000	0	0	.00953
MAN00000192200	BUSTAMANTE CACERES JORGE	3,312,895	13,030	13,030	0	0	.01242
MAN00000084400	BUSTILLOS GIL FRANCISCO A	3,865,301	2	2	0	0	.00000
MAN00000156000	C.V.V. CAJA VENEZOLANA DE	J300187934	136,764,696	136,764,696	0	0	30.46082
MAN00000038500	CADAVID MORENO LEOPOLDO A	5,617,274	1,428	1,428	0	0	.00136
MAN00000075200	CAJA DE AHORROS EMPLEADOS	J000000000	28	28	0	0	.00002
MAN00000076600	CALATRAVA DE OLIVARES MAR	219,225	55,500	55,500	0	0	.05294
MAN00000120900	CALDERON MARTINEZ ENRIQUE	3,182,688	5,500	5,500	0	0	.00524
MAN00000191300	CALVIÀO MOREIRA ESTHER ES	1,737,516	28,500	28,500	0	0	.02718
MAN00000027900	CALZADA DE HERNANDEZ MARI	6,064,481	10,064	10,064	0	0	.00960
MAN00000079300	CAMAIONI BALDINI ANTONIO	6,276,564	15,000	15,000	0	0	.01430
MAN00000018100	CAMPOS MURILLO ELISEO	81,752,778	420	420	0	0	.00040
MAN00000131100	CAMPOS SORGA MARIANA	685,090	3,500	3,500	0	0	.00333
MAN00000168300	CAPO LINARES JOSE RAFAEL	7,683,413	12,500	12,500	0	0	.01192
MAN00000058800	CARACAS ANDRADE LAUREANO	9,645,202	1,890	1,890	0	0	.00180
MAN00000130600	CARBALLO DE DIAZ MARGARIT	1,718,702	5,200	5,200	0	0	.00496
MAN00000187600	CARBONELL DE GOMEZ RUIZ B	5,304,989	18,000	18,000	0	0	.01717
MAN00000002100	CARDENAS DE BURRON GRACIE	6,184,996	1,824,606	1,824,606	0	0	1.74050
MAN00000002200	CARDENAS DE YERENA MORELL	4,350,928	3,738	3,738	0	0	.00356
MAN00000059800	CARDENAS SANCHEZ WILLIAM	4,231,978	1,134	1,134	0	0	.00108
MAN00000030500	CARPIO DELFINO MIGUEL ENR	3,178,324	229,901	229,901	0	0	.21930
MAN00000150100	CARRERO CUBEROS BERNABE	642,297	5,000	5,000	0	0	.00476
MAN00000083600	CARRILLO ACOSTA CIPRIANO	3,969,619	100	100	0	0	.00009
MAN00000176600	CARRILLO HERNANDEZ NUBIA	4,446,111	400	400	0	0	.00038
MAN00000076400	CARVAJAL CHITTY HUMBERTO	6,910,898	1,500	1,500	0	0	.00143
MAN00000090900	CASTILLO JOSE EDECIO	3,921,437	650	650	0	0	.00062
MAN00000098100	CEBALLOS LOPEZ IRVING	2,780,050	10,000	10,000	0	0	.00953

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000066700	CHACIN LLAMOZAS MARCEL	7,191,552	52,500	52,500	0	0	.05008
MAN00000082600	CHANG HUNG YUNG YEN	6,127,542	30,000	30,000	0	0	.02861
MAN00000191700	CHAPELLIN GARCIA GUSTAVO	11,225,412	56,732	56,732	0	0	.05411
MAN00000110600	CHASEWOOD FINANCIAL, S.A.	J303821456	24,768,085	24,768,085	0	0	23.62645
MAN00000089700	CHAZZAOUI PIAA RAUF	10,204,146	6,000	6,000	0	0	.00572
MAN00000133500	CICHELLA MILLANI REINALDO	15,976,040	4,150	4,150	0	0	.00395
MAN00000135500	CICHELLA MILLIANI ALEJAND	6,816,715	4,150	4,150	0	0	.00395
MAN00000133400	CICHELLA MILLIANI SERGIO	13,337,190	4,150	4,150	0	0	.00395
MAN00000071800	CISNERO DE DAVILA MARIA T	5,532,335	252,000	252,000	0	0	.24038
MAN00000071700	CISNEROS GOMEZ MARIA DE L	4,822,294	33,680	33,680	0	0	.03212
MAN00000080200	CLARIDGE, LTD.	J303120792	350,000,000	350,000,000	0	0	33.86752
MAN00000021200	COBHAM SCOTT STHEPHEN EDW	82,093,859	1,050	1,050	0	0	.00100
MAN00000018000	COLELLA SIMOZA FRANCISCO	5,967,346	4,452	4,452	0	0	.00424
MAN00000091900	COLINA DE MOLERO MAGDA JO	6,154,312	500	500	0	0	.00047
MAN00000057000	COLINA NESTOR RAFAEL	7,366,132	1,890	1,890	0	0	.00180
MAN00000190300	COLMENARES ALTUVE ROSA MA	5,965,060	11,500	11,500	0	0	.01096
MAN00000045900	COLMENARES LUIS EDUARDO	0	61,740	61,740	0	0	.05889
MAN00000175400	COLUCCIO PEREIRA EDUARDO	12,261,485	5,000	5,000	0	0	.00476
MAN00000042400	CONDE ROTUNDO EMILIO LUIS	13,309,477	31,668	31,668	0	0	.03020
MAN00000092300	CONSORCIO AMERIVAL,C.A	J303229638	12,800	12,800	0	0	.01221
MAN00000099900	CONTRERAS CASARES FRANCIS	5,310,238	200	200	0	0	.00019
MAN00000170700	CONZOÑO NAVARRO CARMEN VI	914,680	740	740	0	0	.00070
MAN00000064000	CORDERO ALCALA MARIANA	7,254,309	5,250	5,250	0	0	.00500
MAN00000020600	CORNIELES RAMON ENRIQUE	215,333	210	210	0	0	.00020
MAN00000162300	CORPORACION ALZURAVI, C.A	J304414234	23,000	23,000	0	0	.02193
MAN00000028900	CORPORACION ARAPACOA, C.A	J003620351	2,910	2,910	0	0	.00277
MAN00000183400	CORPORACION INFISA, C.A.	J304182201	2,260	2,260	0	0	.00215
MAN00000118000	CORPORACION RIMCAR, C.A.	J002510900	32,780	32,780	0	0	.03126
MAN00000204400	CORPORACION SIETE COLINAS	J312059095	17	17	0	0	.00001
MAN00000061900	CORREA DE GONZALEZ MARTA	4,459,236	1,560	1,560	0	0	.00148
MAN00000100300	CORREDOR DIAZ NORBERTO TE	6,845,872	4,920	4,920	0	0	.00469
MAN00000179600	COSTANTE TOGLIA MICHELE	9,881,238	5,000	5,000	0	0	.00476
MAN00000080300	COVA FRANCO LUIS LEOPOLDO	5,969,587	3,000	3,000	0	0	.00286
MAN00000181800	DAPARTE REBODERO MARIA IS	6,970,615	16,500	16,500	0	0	.01573
MAN00000171600	DAVILA AVENDAAO SYR GERMA	11,314,861	2,300	2,300	0	0	.00219
MAN00000049100	DE BASILIO DA SILVA MARIA	7,269,168	1,134	1,134	0	0	.00108
MAN00000011400	DE DALMADY YANTZEN NICOLA	6,555,930	756	756	0	0	.00072
MAN00000047200	DE DURAN EMILIA	0	882	882	0	0	.00084
MAN00000023000	DE FREITAS RODRIGUEZ JOSE	5,577,538	420	420	0	0	.00040
MAN00000047100	DE LA PORTA OLGA R.	0	882	882	0	0	.00084
MAN00000070200	DE SOUSA JOAO ISMAEL	10,824,127	10,500	10,500	0	0	.01001
MAN00000047000	DE UXCATEGUI MARINA	0	882	882	0	0	.00084
MAN00000064900	DEL GALLO GALLO JOSE LUIS	6,209,259	78,750	78,750	0	0	.07512
MAN00000046000	DELFINO ARRIENS ENRIQUE	0	53,424	53,424	0	0	.05096
MAN00000203700	DELFINO BERTRAN SILVANA	15,182,081	67,583	67,583	0	0	.06446
MAN00000071900	DELFINO DE ARISMENDI BEAT	3,180,818	126,000	126,000	0	0	.12019
MAN00000188900	DELFINO DE VERNET VIVANNE	7,251,120	84,000	84,000	0	0	.08012
MAN00000132400	DELFINO GOMEZ JOSE IGNACI	7,251,132	5,000	5,000	0	0	.00476

BANCO VENEZOLANO DE CREDITO — PROGRAMA BATR9000
COMPUTACIONES VENCRED — FECHA 14/11/07
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => — PAGINA 4

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MANO00000007100	DELFINO MONZON JUAN RAFAE	3,659,618	72,720	72,720	0	0	.06936
MANO00000007200	DELFINO MONZON RICARDO.	6,820,919	11,970	11,970	0	0	.01141
MANO00000033100	DELFINO PARRA DE RUBARTEL	6,827,537	2,001,050	2,001,050	0	0	1.90881
MANO00000031900	DELFINO PARRA ELENA MARGA	6,398,408	460,490	460,490	0	0	.43926
MANO00000074400	DELFINO PARRA MARIA ANGEL	11,306,359	1,001,440	1,001,440	0	0	.95528
MANO00000205800	DELFINO PARRA MARIA ISABE	10,182,709	1,000,000	1,000,000	0	0	.95390
MANO00000064700	DELFINO SUBERO GUSTAVO AN	10,338,719	19	19	0	0	.00001
MANO00000064500	DELFINO SUBERO VIRGINIA.	5,305,004	19	19	0	0	.00001
MANO00000007800	DELFINO THORMAHLEN ALEJAN	3,659,619	291,362	291,362	0	0	.27793
MANO00000205900	DELFINO TOLEDO MANUEL VIC	923,875	1,175,046	1,175,046	0	0	1.12088
MANO00000180700	DELGADO MORA SOLEDAD DEL	5,021,068	3,200	3,200	0	0	.00305
MANO00000149000	DI BARI NAPOLITANO SEBAST	5,302,101	476	476	0	0	.00045
MANO00000177800	DI GENOVA CHIMIENTI ADRIA	9,968,280	4,500	4,500	0	0	.00429
MANO00000195100	DIANDRA HOLDING A.V.V.	J305533067	24	24	0	0	.00002
MANO00000189600	DIAZ DE FARO SILVIA MARGA	3,665,350	3,000,000	3,000,000	0	0	2.86172
MANO00000185300	DIAZ DELFINO MARIOLGA	4,771,501	2,500,000	2,500,000	0	0	2.38476
MANO00000089100	DIAZ GONZALEZ KEISTHER MA	5,465,032	6,000	6,000	0	0	.00572
MANO00000023100	DIAZ GONZALEZ LEONARDO JO	82,074,778	1,050	1,050	0	0	.00100
MANO00000205100	DIAZ RODRIGUEZ ANTONIO AU	4,084,324	1,000	1,000	0	0	.00095
MANO00000061500	DIAZ YANEZ FERNANDO CARME	4,873,952	12,600	12,600	0	0	.01201
MANO00000131600	DILLER RAUCH SIEGFRIED JO	3,718,864	8,000	8,000	0	0	.00763
MANO00000105200	DISTRIBUIDORA RIMERO,C.A	J001541624	1,000	1,000	0	0	.00095
MANO00000054700	DITTMER MANZANO EGBERT	2,840,096	2,777,938	2,777,938	0	0	2.64989
MANO00000036400	DODEL ROURE PIERRE HENRI	954,238	420	420	0	0	.00040
MANO00000024500	DOMINGUEZ GRATEROL JUAN C	6,910,556	8,946	8,946	0	0	.00853
MANO00000041300	DREISSIG EHRLICH SIEGFRIE	6,249,499	1,350,000	1,350,000	0	0	1.28777
MANO00000203300	DREISSIG TOVAR INGRID XIO	6,914,352	1,000,000	1,000,000	0	0	.95390
MANO00000156300	DRUMOND VASCOCELOS NELSON	6,325,149	6,500	6,500	0	0	.00620
MANO00000128700	DUARTE CONTRERAS SANTIAGO	6,317,266	270	270	0	0	.00025
MANO00000193600	DUHAU NELSON ALBERTO JUAN	6,285,948	60,000	60,000	0	0	.05723
MANO00000057200	DURAN LUGO LESBIA CRUZ	4,434,926	1,764	1,764	0	0	.00168
MANO00000198100	DUTCH MILL CORPORATION A.	J000000000	12,384,043	12,384,043	0	0	11.81322
MANO00000110200	EGUEZ DE LIMES REMY MARIT	81,274,533	1,225	1,225	0	0	.00116
MANO00000153700	EGUI DE MACHADO CRISTINA	55,748	26,200	26,200	0	0	.02499
MANO00000067100	ELLIS ALVAREZ DE LUGO EDW	5,537,956	78,750	78,750	0	0	.07512
MANO00000066900	ELLIS GARCIA DE LA CONCHA	264,863	78,750	78,750	0	0	.07512
MANO00000108800	ELOVIC SCHUTZBERGER ROBER	5,531,540	30,000	30,000	0	0	.02861
MANO00000112000	EMMANUELLI GRAELLS CARLOS	6,266,167	98	98	0	0	.00009
MANO00000165900	EMPERADOR MARQUEZ LEONARD	7,947,526	12,000	12,000	0	0	.01144
MANO00000026500	ERASO RODRIGUEZ RICARDO J	6,844,912	4,592	4,592	0	0	.00438
MANO00000019300	ESCOBAR DE GARCIA ELIGIA.	2,570,479	1,302	1,302	0	0	.00124
MANO00000054100	ESCOBAR RODRIGUEZ YUNEIDA	6,825,226	5,040	5,040	0	0	.00480
MANO00000046600	ESPEJO EDGAR EDUARDO	0	5,922	5,922	0	0	.00564
MANO00000044600	ESTUDIOS IDEFIX, S.R.L.	J002304642	10,248	10,248	0	0	.00977
MANO00000094700	FALCON MORALES FRANCISCO	6,932,707	70,000	70,000	0	0	.06677
MANO00000051100	FARINA FRIXA ANA MARIA	4,837,005	12,138	12,138	0	0	.01157
MANO00000054200	FEBRES CORDERO DE PEREZ B	1,758,807	20,764	20,764	0	0	.01980
MANO00000020400	FEBRES PEREZ JOSE ALBERTO	5,972,132	53,736	53,736	0	0	.05125

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 5

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000003300	FEDOSEJEVS SCHEFLERS GEOR	2,066,636	90,946	90,946	0	0	.08675
MAN00000168900	FERNANDEZ HERRERA JORGE F	7,221,204	12,000	12,000	0	0	.01144
MAN00000159300	FIGUEIRA JORGE LUIS	8,837,512	30,000	30,000	0	0	.02861
MAN00000122300	FIGUEROA COLLAZO JOHANNA	13,311,600	500	500	0	0	.00047
MAN00000164000	FINANCIERA DEL VALLE, C.A	J302923611	4,000	4,000	0	0	.00381
MAN00000062700	FREDERICK HOLDING INC.	J	3,908,142	3,908,142	0	0	3.72800
MAN00000033900	FRESCO DJIAN ENRIQUE.	6,197,455	5,964	5,964	0	0	.00568
MAN00000016300	FREYRE DE RICOL LOURDES	5,137,550	8,610	8,610	0	0	.00821
MAN00000045800	FUENTES GILLY MANUEL JOSE	0	124,866	124,866	0	0	.11911
MAN00000000100	FUNDACION CARLOS DELFINO	J001639560	100,511,658	100,511,658	0	0	95.87879
MAN00000185600	GALARRAGA RODRIGUEZ MARIT	4,852,496	3,400	3,400	0	0	.00324
MAN00000046700	GARABAN PEREZ FREDDY	0	5,670	5,670	0	0	.00540
MAN00000059700	GARCIA BLANCO LUISA JOSEF	2,996,540	1,890	1,890	0	0	.00180
MAN00000042900	GARCIA CHACON PAULA LIZBE	6,365,400	42	42	0	0	.00004
MAN00000060800	GARCIA RODRIGUEZ JOSE LUI	4,466,213	1,890	1,890	0	0	.00180
MAN00000121400	GARCIA RODRIGUEZ PEDRO DI	0	4,000	4,000	0	0	.00381
MAN00000014000	GARCIA SANOJA SIXTO JOSE	5,402,528	420	420	0	0	.00040
MAN00000156200	GARCIA SILVA MARITZA JOSE	5,365,211	52,708	52,708	0	0	.05027
MAN00000027000	GASIA GONZALEZ IGNACIO	3,840,187	420	420	0	0	.00040
MAN00000201900	GAUDIO DE CLAMENS ALBA	2,776,303	6,300	6,300	0	0	.00600
MAN00000201700	GAUDIO KEMPIS LIVIA	3,630,803	6,300	6,300	0	0	.00600
MAN00000201800	GAUDIO KEMPIS MARIO ALBER	1,873,991	6,300	6,300	0	0	.00600
MAN00000059000	GENTILE NIEVES GINELA FLO	9,649,778	1,890	1,890	0	0	.00180
MAN00000117200	GERMAN GARCIA MARTIN JOSE	9,410,767	2,400	2,400	0	0	.00228
MAN00000177700	GIL ALVAREZ BOLIVIA GIOCO	10,711,576	1,000	1,000	0	0	.00095
MAN00000051200	GIL BRACHO ARTURO JOSUE	9,673,341	3,024	3,024	0	0	.00288
MAN00000069900	GIL MAYZ CARLOS RAUL JOSE	15,991,481	10,500	10,500	0	0	.01001
MAN00000070000	GIL MAYZ CAROLINA JULIETA	15,865,722	10,500	10,500	0	0	.01001
MAN00000070100	GIL VELUTINI JOSE VICENTE	4,581,529	21,000	21,000	0	0	.02003
MAN00000030600	GINER ALONSO MARIANO ANGE	3,157,319	1,008	1,008	0	0	.00096
MAN00000104500	GOLDENSTEIN IANOVICI FRAN	3,981,127	15,200	15,200	0	0	.01449
MAN00000040200	GOMEZ ARRAIZ ROSA ELENA	1,890,122	3,438,860	3,438,860	0	0	3.28035
MAN00000034300	GOMEZ BERTOLINI MARIA LOR	9,882,547	102,600	102,600	0	0	.09787
MAN00000039900	GOMEZ DE CADENA JOAN MARY	3,281,559	3,561,860	3,561,860	0	0	3.39768
MAN00000004300	GOMEZ DE ROMERO SYLVIA HE	4,272,934	88,452	88,452	0	0	.08437
MAN00000081100	GOMEZ GARCIA IRAYDA LUISA	26,370	500,000	500,000	0	0	.47695
MAN00000080900	GOMEZ GARCIA JUAN VICENTE	965,161	700	700	0	0	.00066
MAN00000001600	GOMEZ GOMEZ GONZALO	3,177,588	45,215	45,215	0	0	.04313
MAN00000009000	GOMEZ GOMEZ JUAN VICENTE.	3,177,587	4,730	4,730	0	0	.00451
MAN00000023300	GOMEZ MORIN JESUS EMILIO.	7,520,172	5,796	5,796	0	0	.00552
MAN00000145700	GOMEZ PEREZ SIMON ALFREDO	9,878,639	6,875	6,875	0	0	.00655
MAN00000169100	GOMEZ RAMOS CATARINA ISAB	10,349,767	1,512	1,512	0	0	.00144
MAN00000002800	GOMEZ REVENGA JOSEFINA.(D	25,229	1,824,606	1,824,606	0	0	1.74050
MAN00000118900	GOMEZ RIVAS OMAR JOSE	1,389,601	20,000	20,000	0	0	.01907
MAN00000004100	GOMEZ RUIZ ALFREDO.	3,177,249	50,442	50,442	0	0	.04811
MAN00000004200	GOMEZ-RUIZ RODRIGUEZ GUST	3,185,691	1,425,072	1,425,072	0	0	1.35938
MAN00000070600	GOMEZ-RUIZ SPAGNA ADRIANA	3,177,249	10,500	10,500	0	0	.01001
MAN00000057400	GONZALEZ CARIAS AURA VALE	3,658,179	1,890	1,890	0	0	.00180

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 6

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000145000	GONZALEZ CLAVELLI ANDRES	6,820,671	86	86	0	0	.00008
MAN000000042200	GONZALEZ DE GAMBOA MARIA	0	66,276	66,276	0	0	.06322
MAN000000144200	GONZALEZ DE TAMAYO LUZ DA	13,285,399	100	100	0	0	.00009
MAN000000145400	GONZALEZ DUGARTE JOSE DE	984,356	3,440	3,440	0	0	.00328
MAN000000005000	GONZALEZ F. MARIA FERNAND	4,456,050	84,546	84,546	0	0	.08064
MAN000000204700	GONZALEZ FERRI MANUEL	5,422,620	1,594,510	1,594,510	0	0	1.52101
MAN000000182700	GONZALEZ PEREZ PATRICIA A	11,227,401	5,260	5,260	0	0	.00501
MAN000000057500	GONZALEZ REYES JOSE ANTON	7,227,261	1,890	1,890	0	0	.00180
MAN000000049400	GONZALEZ RODRIGUEZ WILLIA	4,566,920	2,394	2,394	0	0	.00228
MAN000000030100	GONZALEZ TEIJIDO ADOLFO	9,968,472	1,428	1,428	0	0	.00136
MAN000000057600	GRANADILLO CAMPOS HECTOR	5,263,553	1,890	1,890	0	0	.00180
MAN000000078600	GRESPAN RAMIREZ MILCO ATI	8,004,463	1,500	1,500	0	0	.00143
MAN000000168100	GRILLET INSERRI SONSIRE C	5,420,938	40,000	40,000	0	0	.03815
MAN000000186700	GRIMALDI DE LIMA RAUL RAI	10,333,377	20,000	20,000	0	0	.01907
MAN000000031300	GROSPERCA, .C.A.	J002382210	2,184	2,184	0	0	.00208
MAN000000075300	GUARDAZZI GOMEZ FERNANDO	9,882,547	75,000	75,000	0	0	.07154
MAN000000186100	GUARDAZZI GOMEZ MARIA F.	9,882,547	75,000	75,000	0	0	.07154
MAN000000133900	GUEVARA PORRAS JOSBELL	6,258,940	900	900	0	0	.00085
MAN000000138100	GUTIERREZ DE EGAÃA AMANDA	4,349,522	4,500	4,500	0	0	.00429
MAN000000164500	GUZMAN OLIVO FELIPE BAUTI	5,015,905	2,300	2,300	0	0	.00219
MAN000000197800	HEREDIA JUAN BAUTISTA	639,904	100,000	100,000	0	0	.09539
MAN000000044800	HERMEN 5000 C.A.	J300789705	55,351	55,351	0	0	.05279
MAN000000186600	HERNANDEZ ALVAREZ MARIA D	5,523,342	100	100	0	0	.00009
MAN000000190500	HERNANDEZ MARTIN FRANCISC	6,322,089	4,410	4,410	0	0	.00420
MAN000000174800	HERNANDEZ PADRON ANGEL GO	6,302,275	10,000	10,000	0	0	.00953
MAN000000056500	HERNANDEZ VISO RAFAEL AND	6,925,148	2,940	2,940	0	0	.00280
MAN000000067900	HERRERA RAMIREZ JORGE ANT	6,814,497	26,250	26,250	0	0	.02504
MAN000000029200	HIDROCONSTRUCCIONES 37, C	J003126527	2,184	2,184	0	0	.00208
MAN000000036000	ICCB VALORES, C.A.	J003617296	76,482	76,482	0	0	.07295
MAN000000173000	INDEX FINANZAS, C.A.	J303712380	25,000	25,000	0	0	.02384
MAN000000068200	INMOBILIARIA ARA, S.A.	J001564039	33,600	33,600	0	0	.03205
MAN000000041400	INMOBILIARIA LA ONSEDONIA	J302476380	5,726,851	5,726,851	0	0	5.46288
MAN000000038300	INMOBILIARIA ZAIT MONET,	J300217485	19,404	19,404	0	0	.01850
MAN000000037800	INMUEBLES E INV. F.GOMEZ	J003501468	7,434	7,434	0	0	.00709
MAN000000120300	INVERSIONES AVIDULES, C.A	J002421171	17,000	17,000	0	0	.01621
MAN000000026000	INVERSIONES BACIANI,C.A.	J003661708	1,302	1,302	0	0	.00124
MAN000000205600	INVERSIONES CEYPA GOMEZ,	J312865725	2,231,250	2,231,250	0	0	2.12840
MAN000000089600	INVERSIONES COCOLI C.A.	J001240357	5,000	5,000	0	0	.00476
MAN000000031200	INVERSIONES GLOBALCORP, C	J300103986	48,678	48,678	0	0	.04643
MAN000000040300	INVERSIONES GRUPO 21,C.A.	J003159212	2,612	2,612	0	0	.00249
MAN000000009500	INVERSIONES HYADES, C.A.	J002061022	220,000	220,000	0	0	.20985
MAN000000191600	INVERSIONES INVEMA 2000,	J305605831	323,682	323,682	0	0	.30876
MAN000000010700	INVERSIONES INVERDELGO, C	J302652650	1,133,172	1,133,172	0	0	1.08094
MAN000000116800	INVERSIONES JUVIGO C.A	J075481658	9	9	0	0	.00000
MAN000000105600	INVERSIONES KAZALY, C.A.	J003587648	378	378	0	0	.00036
MAN000000023400	INVERSIONES KHAFRE, C.A.	J002355476	1,821,456	1,821,456	0	0	1.73750
MAN000000025400	INVERSIONES MOLINILLO, C.	J001067906	44,856	44,856	0	0	.04278
MAN000000002300	INVERSIONES MORAVIA, C.A.	J002393106	50,919,498	50,919,498	0	0	48.57247

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 7

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000039400	INVERSIONES OSMARASIL, C.	J002257814	2,718	2,718	0	0	.00259
MAN00000000200	INVERSIONES PALMIRA C.A.	J004912739	126	126	0	0	.00012
MAN00000023600	INVERSIONES PEAISTU, C.A.	J003690686	504	504	0	0	.00048
MAN00000005800	INVERSIONES PEREZ PARIS.	J000634343	28,980	28,980	0	0	.02764
MAN00000044500	INVERSIONES PITARA, S.A.	J001363386	8	8	0	0	.00000
MAN00000204300	INVERSIONES PPSD, C.A.	J312050616	17	17	0	0	.00001
MAN00000104100	INVERSIONES PRIVEGAS, S.A	J001150382	620	620	0	0	.00059
MAN00000039000	INVERSIONES SF118 C.A.	J300569055	51,021,642	51,021,642	0	0	48.66991
MAN00000197600	INVERSIONES TALBOT, C.A.	J001528636	3,907,906	3,907,906	0	0	3.72777
MAN00000043900	INVERSIONES TAUCHO, C.A.	J001751025	28,014	28,014	0	0	.02672
MAN00000205500	INVERSIONES THE BEST SUPP	J002933330	31,000	31,000	0	0	.02957
MAN00000011300	INVERSIONES TOMHAR, C.A.	J003311391	18,394,446	18,394,446	0	0	17.54659
MAN00000068300	INVERSIONES VEIQUEVE, S.A	J002142715	127,600	127,600	0	0	.12171
MAN00000063500	INVERSIONES 19.451, C.A.	J002583886	250,090	250,090	0	0	.23856
MAN00000006500	INVERSIONES 218177, C.A.	J001217479	3,000,000	3,000,000	0	0	2.86172
MAN00000062500	INVERSIONES 301130, C.A	J301651472	20,456,474	20,456,474	0	0	19.51357
MAN00000100800	INVERSIONES 7426, S.A.	J300078485	1,394,606	1,394,606	0	0	1.33032
MAN00000197200	INVERSIONES 85735, LTD	J306225129	22	22	0	0	.00002
MAN00000012600	INVERSIONES 935431, C.A.	J003444774	3,459,960	3,459,960	0	0	3.30048
MAN00000069300	INVERSIONES 9861680, C.A.	J003597163	2,164,400	2,164,400	0	0	2.06463
MAN00000099300	INVERSORA BENAZOLVE,S.A	J302092299	40,000	40,000	0	0	.03815
MAN00000174100	INVERSORA CORRALITO, S.A.	J000766223	9,052	9,052	0	0	.00863
MAN00000097000	INVERWORLD SOC. DE CORRET	J301938887	2,000	2,000	0	0	.00190
MAN00000171400	INVESTEMA SOCIEDAD DE COR	J303446582	10,000	10,000	0	0	.00953
MAN00000024800	J.D. CORDERO Y ASOC.CASA	J075862002	5,418	5,418	0	0	.00516
MAN00000072200	JARDIN DOS SANTOS AMERICO	11,197,727	5,000	5,000	0	0	.00476
MAN00000093900	JESURUM BELISARIO JOSE LU	3,187,695	100	100	0	0	.00009
MAN00000046200	JULIO A. VILLASMIL C. Y H	J	17,766	17,766	0	0	.01694
MAN00000141100	KAUFFMANN RAMIREZ CARLOS	10,337,600	36,000	36,000	0	0	.03434
MAN00000135000	KEHRHAHN STOLK ADOLFO HEN	8,343,804	500	500	0	0	.00047
MAN00000046800	LA PORTA RENATO	0	5,040	5,040	0	0	.00480
MAN00000133100	LAM KWAI CHEUNG JACK	81,969,353	7,500	7,500	0	0	.00715
MAN00000079900	LAMUS ROSALES SIMON CLEME	12,384,564	28,150	28,150	0	0	.02685
MAN00000021300	LAPCO TABICMAM LEON.	294,981	5,334	5,334	0	0	.00508
MAN00000204500	LARRAZABAL GONZALEZ ENRIQ	7,179,181	15,700	15,700	0	0	.01497
MAN00000035600	LAURENT BONNET JEAN MICHE	82,104,873	42	42	0	0	.00004
MAN00000194400	LAZZARI DE VERA LEONORA	3,180,798	1,000	1,000	0	0	.00095
MAN00000071600	LEAL DE MICHAEL MARIA MAR	3,657,124	220,500	220,500	0	0	.21033
MAN00000018900	LEAL VILLALON MARIO PATRI	12,070,465	19,404	19,404	0	0	.01850
MAN00000059200	LEMOINE ELIA FREDDY	3,812,521	1,890	1,890	0	0	.00180
MAN00000135200	LEON MARTINEZ LILIAN ONEI	3,237,154	1,000	1,000	0	0	.00095
MAN00000176300	LEON RAMIREZ DANICE KATIN	11,932,693	3,085	3,085	0	0	.00294
MAN00000020700	LEON ROJAS ARISTARCO PISE	85,225	15,000	15,000	0	0	.01430
MAN00000057700	LIZCANO GALVAN HENRY ALBE	5,266,898	1,890	1,890	0	0	.00180
MAN00000057800	LOAIZA OROPEZA CELIA ROSA	7,176,455	1,890	1,890	0	0	.00180
MAN00000176100	LOPEZ RODRIGUEZ LUIS	6,310,155	2,500	2,500	0	0	.00238
MAN00000033500	LOPEZ ROJAS CARLOS AUGUST	3,225,759	72	72	0	0	.00006
MAN00000072900	LOVERA SANCHEZ WILMER EDI	5,976,038	2,400	2,400	0	0	.00228

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000203200	LUCCA BIANCHI ANABELLA	15,179,098	12,384,043	12,384,043	0	0	11.81322
MAN000000186500	LUNA HERNANDO LUIS	7,444,883	850	850	0	0	.00081
MAN000000053900	MACERO RODRIGUEZ BEATRIZ	6,562,613	21,000	21,000	0	0	.02003
MAN000000198400	MADINA INVESTMENTS LTD.	J311927476	22	22	0	0	.00002
MAN000000094900	MAGO RODRIGUEZ LEOPOLDO J	10,461,621	8,000	8,000	0	0	.00763
MAN000000159200	MAMAN NENDEZ GISELA	9,882,304	5,000	5,000	0	0	.00476
MAN000000202300	MANCERA FONT GUSTAVO JOSE	5,532,735	1,500	1,500	0	0	.00143
MAN000000092800	MANRIQUE HUIZI CAMILO FEL	11,029,975	40,000	40,000	0	0	.03815
MAN000000054300	MANTEIGA GARCIA JOSE	2,103,522	58,632	58,632	0	0	.05592
MAN000000075000	MANTEIGA PEREZ MAGALY	8,816,647	12,600	12,600	0	0	.01201
MAN000000079600	MAPFRE LA SEGURIDAD,CA. D	J000214107	9,338	9,338	0	0	.00890
MAN000000054800	MARANTE CASTILLO MARUMA V	3,887,541	1,260	1,260	0	0	.00120
MAN000000046100	MARCIALES MARTIN	0	17,766	17,766	0	0	.01694
MAN000000147900	MARIN DE FERNANDEZ MARIA	5,093,402	500	500	0	0	.00047
MAN000000049700	MARIN MORENO BEATRIZ JOSE	6,060,637	394	394	0	0	.00037
MAN000000188100	MARINE FERRE JOSE	1,866,338	2,000	2,000	0	0	.00190
MAN000000040500	MARTINEZ DE THOMSON JUANA	2,249,671	3,000,000	3,000,000	0	0	2.86172
MAN000000186400	MARTINEZ DIAZ JOSE ANGEL	2,862,537	6,157	6,157	0	0	.00587
MAN000000155700	MARTINEZ DUBRA JOSE MANUE	81,217,643	3,200	3,200	0	0	.00305
MAN000000157200	MARTINEZ ESPINOZA HUMBERT	5,971,582	3,200	3,200	0	0	.00305
MAN000000026900	MARTINEZ GARRIDO IGNACIO	2,767,335	3,570	3,570	0	0	.00340
MAN000000040400	MARTINEZ GOMEZ CARMEN ELE	2,249,670	592,472	592,472	0	0	.56516
MAN000000160300	MARTINEZ GONZALEZ VICTOR	967,831	3,200	3,200	0	0	.00305
MAN000000148700	MATA MERINO MANUEL	6,299,093	33,620	33,620	0	0	.03207
MAN000000004900	MATUTE RUIZ OLGA.	0	114,030	114,030	0	0	.10877
MAN000000000400	MAURY DE PAPARONI ALICIA	228,851	168,750	168,750	0	0	.16097
MAN000000143200	MAURY RODRIGUEZ MARIA EUG	6,555,660	4,049	4,049	0	0	.00386
MAN000000060500	MEDRANO AGUILAR ASEL ISAA	9,659,837	504	504	0	0	.00048
MAN000000201000	MEDRANO DE ASPRINO GLADYS	565,580	1,260	1,260	0	0	.00120
MAN000000200900	MEDRANO DE AVILA FELICIA	559,452	1,260	1,260	0	0	.00120
MAN000000200800	MEDRANO ESPINOZA JOSE FEL	559,830	1,260	1,260	0	0	.00120
MAN000000200700	MEDRANO ESPINOZA MERCEDES	1,789,381	1,260	1,260	0	0	.00120
MAN000000076800	MELIAN TRUJILLO JOSE ALBE	4,350,479	11,216	11,216	0	0	.01069
MAN000000181500	MENDEZ ESCALANTE MANUEL E	7,544	14,500	14,500	0	0	.01383
MAN000000005600	MENDEZ ESTEVEZ CARMEN TER	6,809,914	3,066	3,066	0	0	.00292
MAN000000076300	MENDEZ MARTINEZ CARLOS AU	43,487	41	41	0	0	.00003
MAN000000009400	MENDEZ MENDEZ CARLOS FELI	6,914,120	1,000	1,000	0	0	.00095
MAN000000135700	MENDEZ NELLY DE JESUS	3,725,794	2,200	2,200	0	0	.00209
MAN000000141300	MENDEZ PENALVER CARMEN EM	3,152,763	3,000	3,000	0	0	.00286
MAN000000166600	MENDEZ RANGEL GRICEL ESTH	14,629,079	4,000	4,000	0	0	.00381
MAN000000043500	MENDOZA PIRES LUIS IGNACI	3,181,392	126	126	0	0	.00012
MAN000000052400	MERLO MENDOZA ENRIQUE JOS	1,745,320	171,738	171,738	0	0	.16382
MAN000000125700	MILANASA LLC	J308476072	5	5	0	0	.00000
MAN000000004000	MIRANDA DE RODRIGUEZ LUIS	212,171	59,850	59,850	0	0	.05709
MAN000000050000	MOLINA MOROS BENJAMIN	2,245,426	2,394	2,394	0	0	.00228
MAN000000065200	MONTAÀO CARRASCO CIRILO	32,366	6,750	6,750	0	0	.00643
MAN000000167400	MONTES DE OCA GUTIERREZ J	6,910,667	6,000	6,000	0	0	.00572
MAN000000056000	MONTES GOMEZ ALVARO	9,882,474	12,600	12,600	0	0	.01201

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 9

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000140900	MONTES NARVAEZ GONZALO AR	769,892	16,500	16,500	0	0	.01573
MAN000000057900	MONTIEL DE CORRO MARLENE	5,275,530	1,134	1,134	0	0	.00108
MAN000000050100	MORA CIANGHEROTTI NOEMY	7,220,942	1,764	1,764	0	0	.00168
MAN000000058000	MORALES JOSE ANTONIO (DIF	6,053,526	1,890	1,890	0	0	.00180
MAN000000141500	MORENO PEREZ ANIBAL JAVIE	10,339,020	1,700	1,700	0	0	.00162
MAN000000128400	MORENO RAFAEL RAMON	2,145,478	3,000	3,000	0	0	.00286
MAN000000125900	MORON APONTE FEDERICO	238,723	6,600	6,600	0	0	.00629
MAN000000064800	MOROS CAVICCHIONI HORACIO	10,331,080	5,250	5,250	0	0	.00500
MAN000000162500	MORRIS GUTIERREZ JOHN STA	6,563,138	5,000	5,000	0	0	.00476
MAN000000079800	MORRISON COLIMODIO PATRIC	6,979,770	1,000	1,000	0	0	.00095
MAN000000020100	MOUCHET PERELLO VIKTOR RE	6,972,947	1,764	1,764	0	0	.00168
MAN000000123000	MUJICA PALUMBO JOSE ALEJA	10,283,115	28,000	28,000	0	0	.02670
MAN000000015900	NANNINI SCOVINO MAURO BRU	5,308,444	14,300	14,300	0	0	.01364
MAN000000100400	NATSCUMCO(NOMINEE FOR CIT	J303087116	1,232,573,100	1,232,573,100	0	0	75.76035
MAN000000038200	NAVARRO ORTIZ ANGEL	2,060,278	56,196	56,196	0	0	.05360
MAN000000143500	NEHER BORJAS BERNARDO ENR	1,724,475	29,904	29,904	0	0	.02852
MAN000000037000	NERI LUCIANI ANTONIO JOSE	9,967,584	42	42	0	0	.00004
MAN000000058100	NICOLAU DE GARCIA ROSA MA	5,269,453	6,300	6,300	0	0	.00600
MAN000000137800	NUฝEZ ISAVA FERNANDO	4,081,010	500	500	0	0	.00047
MAN000000024200	NUNES ABILIO MANUEL	81,722,678	25,882	25,882	0	0	.02468
MAN000000190400	OCCHINO RAGUSA FILIPPO	6,349,236	25,000	25,000	0	0	.02384
MAN000000107800	OCCHINO RAGUSA GIOVANNI	6,271,737	29,942	29,942	0	0	.02856
MAN000000055700	OJEDA RODRIGUEZ JOHNNY AL	3,585,749	3,654	3,654	0	0	.00348
MAN000000061800	ORAMAS PAEZ SANTIAGO JOSE	3,350,244	6,300	6,300	0	0	.00600
MAN000000151900	ORLANDO LOPEZ ANTONINO	10,823,376	2,000	2,000	0	0	.00190
MAN000000043700	OTEYZA SCULL JAIME	2,940,697	5,334	5,334	0	0	.00508
MAN000000046500	PACHECO MARCIALES LUCIO	0	5,922	5,922	0	0	.00564
MAN000000102600	PADRON DE GRASSO MARIA SU	7,682,347	4,000	4,000	0	0	.00381
MAN000000134400	PAEZ RINCON MANUEL VICENT	10,449,196	1,067	1,067	0	0	.00101
MAN000000085600	PALAZZI OCTAVIO CARLOS AL	6,979,504	870	870	0	0	.00082
MAN000000203400	PAPARONI DE PAHL MARITZA	3,151,816	176,994	176,994	0	0	.16883
MAN000000006400	PAPARONI MAURY ALICIA MAR	5,532,404	6,200,000	6,200,000	0	0	5.91422
MAN000000006600	PAPARONI MAURY CARLOS HEN	6,562,483	6,200,000	6,200,000	0	0	5.91422
MAN000000203500	PAPARONI MICALE CONO MARI	270,433	176,994	176,994	0	0	.16883
MAN000000027300	PAPARONI MICALE FERNANDO	2,113,431	905,996	905,996	0	0	.86423
MAN000000010400	PAPARONI MICALE JOSE GAET	270,434	326,994	326,994	0	0	.31192
MAN000000203600	PAPARONI MICALE JOSEFINA	1,887,236	176,994	176,994	0	0	.16883
MAN000000068400	PAPARONI SANCHEZ GUSTAVO	6,749,570	2,000	2,000	0	0	.00190
MAN000000068500	PAPARONI SANCHEZ SILVIA	11,739,030	12,000	12,000	0	0	.01144
MAN000000134800	PARDO ZABALA MARIA ELIZAB	7,169,271	1,000	1,000	0	0	.00095
MAN000000052500	PARRA FLORENSA CARLOS JOS	8,870,564	1,134	1,134	0	0	.00108
MAN000000029100	PARRA PARDI MARIA ELENA	1,719,084	3,696	3,696	0	0	.00352
MAN000000019400	PASSINI CALORE ANGELO.	2,952,820	1,882	1,882	0	0	.00179
MAN000000050200	PATIÀO PEREZ TRINA MARGAR	4,516,265	29,736	29,736	0	0	.02836
MAN000000066000	PAUL ALFREDO LUIS.	3,177,669	5,250	5,250	0	0	.00500
MAN000000113800	PEÄALOZA CARMEN ZULAY	9,096,246	100	100	0	0	.00009
MAN000000129700	PEDRAZA DE AVILA LAURA EL	3,753,051	1,000	1,000	0	0	.00095
MAN000000096500	PELLICER DE VILLASMIL HIL	2,994,724	15,000	15,000	0	0	.01430

BANCO VENEZOLANO DE CREDITO PROGRAMA BATR9000
COMPUTACIONES VENCRED FECHA 14/11/07
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 10

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000055400	PERDOMO GONZALEZ NESTOR	46,884	119,238	119,238	0	0	.11374
MAN00000029500	PEREZ DE HERNANDEZ CARMEN	2,094,595	22,428	22,428	0	0	.02139
MAN00000061100	PEREZ FREDDY ARMANDO	5,217,871	12,600	12,600	0	0	.01201
MAN00000169800	PEREZ LOPEZ RUBEN	5,530,411	10,000	10,000	0	0	.00953
MAN00000175300	PEREZ MADRIZ JULIET BETIN	5,523,835	500	500	0	0	.00047
MAN00000203800	PEREZ RODERO MARIA JOSE	10,517,282	1,323	1,323	0	0	.00126
MAN00000138200	PERISSE RODRIGUEZ LILENA	11,682,940	5,021	5,021	0	0	.00478
MAN00000061000	PINEDO CASTILLO MAITRELLA	7,226,050	504	504	0	0	.00048
MAN00000038000	PITA PITA CARLOS	6,563,699	3,696	3,696	0	0	.00352
MAN00000034700	PLANCHART MARQUEZ REINALD	5,535,369	4,452	4,452	0	0	.00424
MAN00000175800	POLANCO PADILLA JOSUE	10,515,242	2,500	2,500	0	0	.00238
MAN00000178000	POLEO SCHMIDT ALBERTO IGN	9,880,649	2,800	2,800	0	0	.00267
MAN00000171000	PONS SOLER JOSE MARIA	1,874,068	60,300	60,300	0	0	.05752
MAN00000150500	PRAT CARIM ARIEL	1,853,648	604	604	0	0	.00057
MAN00000128100	PRATO DE ACEDO JOSEFINA	1,645,306	1,600	1,600	0	0	.00152
MAN00000189100	PRIMUS MERCADO DE CAPITAL	J303486088	1,000	1,000	0	0	.00095
MAN00000035400	PROGRESO MERCADO DE CAPIT	J300099911	4,452	4,452	0	0	.00424
MAN00000146300	PROMOCIONES MAROVEGAS, C.	J001151966	2,000	2,000	0	0	.00190
MAN00000025900	PROMOTORA ABSA, C.A.	J003394459	2,366	2,366	0	0	.00225
MAN00000033300	PUPPIO ZINGG VICENTE JOSE	9,971,382	3,570	3,570	0	0	.00340
MAN00000166100	RAGUSA SAGLIMBENI ANTONIE	7,448,231	59,850	59,850	0	0	.05709
MAN00000052700	RAMIREZ CONTRERAS RAMON E	2,149,926	59,262	59,262	0	0	.05653
MAN00000047300	RAMIREZ LUJAN JULIA ERNES	153,014	126	126	0	0	.00012
MAN00000003200	RAMIREZ ORTIZ ANGEL JESUS	935,431	13	13	0	0	.00001
MAN00000034800	RAMIREZ SULBARAN BRIXON M	7,815,754	420	420	0	0	.00040
MAN00000032900	RANGEL FORNEZ JOSE GREGOR	5,533,846	88	88	0	0	.00008
MAN00000003500	RECARTE GAZTELUMENDI ROMA	2,118,395	40,362	40,362	0	0	.03850
MAN00000060400	REQUENA ORLANDO ANTONIO	5,269,025	1,134	1,134	0	0	.00108
MAN00000058300	REQUENA WILLIAMS RAMON	7,209,963	1,764	1,764	0	0	.00168
MAN00000076700	RETO VALORES CARVICHI, C.	J003578517	20,000	20,000	0	0	.01907
MAN00000147200	REZNICEK WEIRAUCHOVA HANY	1,710,885	2,245,264	2,245,264	0	0	2.14177
MAN00000022900	RIBEIRO DE GOUVEIA ALDEMA	5,966,632	3,696	3,696	0	0	.00352
MAN00000013900	RICOL DE TINOCO ANA LOURD	6,070,708	4,452	4,452	0	0	.00424
MAN00000089200	RIPANTI DE AMAYA MIREYA	3,971,319	50,000	50,000	0	0	.04769
MAN00000060900	RIVAS BERNERD	7,252,841	1,890	1,890	0	0	.00180
MAN00000024000	RIVERO GUERRERO SAULO ALE	5,129,662	1,764	1,764	0	0	.00168
MAN00000064100	RIVERO LEGORBURU LUIS ALB	71,877	5,250	5,250	0	0	.00500
MAN00000129900	RIZZUTI FERRARI VICENTE A	2,561,510	4,018	4,018	0	0	.00383
MAN00000134100	ROBLETO DE ANDRADE MARIA	3,157,344	708	708	0	0	.00067
MAN00000046900	RODRIGUEZ ALIX	0	882	882	0	0	.00084
MAN00000013700	RODRIGUEZ DE CHAVEZ MAGAL	3,720,995	2,142	2,142	0	0	.00204
MAN00000032400	RODRIGUEZ ERASO FERMIN AN	6,164,870	3,424	3,424	0	0	.00326
MAN00000167800	RODRIGUEZ FERREIRA JOSE L	11,307,497	3,600	3,600	0	0	.00343
MAN00000052600	RODRIGUEZ HERNANDEZ EDGAR	2,887,769	5,964	5,964	0	0	.00568
MAN00000055100	RODRIGUEZ LOPEZ MANUEL	1,450,769	187,238	187,238	0	0	.17860
MAN00000110800	RODRIGUEZ REGGETI CARLOS	3,176,653	588	588	0	0	.00056
MAN00000055300	RODRIGUEZ RODRIGUEZ HECTO	4,191,198	12,600	12,600	0	0	.01201
MAN00000140500	ROJAS GONZALEZ YANELLI JO	6,242,169	1,570	1,570	0	0	.00149

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000196400	ROMERO MARTINEZ FELIX	3,609	44,856	44,856	0	0	.04278
MAN00000027200	ROMERO THORMAHLEN ANDRES.	3,664,281	36,682	36,682	0	0	.03499
MAN00000122200	ROMERO VALENCIA CARLOS	3,869,107	4,000	4,000	0	0	.00381
MAN00000054000	RONDON MOLINA HAZAUL	2,289,790	5,964	5,964	0	0	.00568
MAN00000169600	ROSALES ALVAREZ SERGIO OS	5,968,615	2,460	2,460	0	0	.00234
MAN00000201200	ROSALES DE LABRADOR SONIA	2,153,578	210	210	0	0	.00020
MAN00000201100	ROSALES DE PARRA GLORY	3,231,676	210	210	0	0	.00020
MAN00000201300	ROSALES DE PEREZ MIRNA	3,476,104	210	210	0	0	.00020
MAN00000201400	ROSALES MEDRANO CARLOS	2,155,250	210	210	0	0	.00020
MAN00000201600	ROSALES MEDRANO LUIS	3,406,526	210	210	0	0	.00020
MAN00000201500	ROSALES MEDRANOS PEDRO	3,144,380	210	210	0	0	.00020
MAN00000176500	ROSAS PAIS EDUARDO JOAQUI	6,054,449	18,072	18,072	0	0	.01723
MAN00000048400	ROSQUETE PORCAR DE V. NIL	8,578,040	4,704	4,704	0	0	.00448
MAN00000022200	ROTH BLUMENKRANE ALAN DAV	5,541,143	2,646	2,646	0	0	.00252
MAN00000037900	ROTUNDO DE VIEGA ANA MARI	5,539,210	1,050	1,050	0	0	.00100
MAN00000170200	ROUSSET THIERRY JEAN EDOU	9,571,140	17,600	17,600	0	0	.01678
MAN00000124500	RUBIO ESPITIA JOSE GREGOR	987,645	2,000	2,000	0	0	.00190
MAN00000050500	RUEDA GUARIN BEATRIZ ERNE	6,361,866	1,134	1,134	0	0	.00108
MAN00000052100	RUIZ ALMANDOZ ISMAEL JOSE	1,725,241	194,148	194,148	0	0	.18519
MAN00000004800	RUIZ DE ESCUDER ANA SOFIA	1,894,439	114,030	114,030	0	0	.10877
MAN00000042800	RUIZ DE PANTIN ELENA	0	18,438	18,438	0	0	.01758
MAN00000021900	RUIZ JORGE ENRIQUE.	5,211,678	3,570	3,570	0	0	.00340
MAN00000197400	RUIZ MORENO MARIA AURORA	3,563,245	60,000	60,000	0	0	.05723
MAN00000124000	RUSSO LAPENTA ACHILE	6,157,440	450	450	0	0	.00042
MAN00000065400	S.A. DE EDUC.Y CULTURA RE	J030979938	78,750	78,750	0	0	.07512
MAN00000142200	SAHMKOW RANGEL RAMON EDUA	3,124,028	23,500	23,500	0	0	.02241
MAN00000074700	SALAS DELFINO GUILLERMO A	5,314,494	8,400	8,400	0	0	.00801
MAN00000074900	SALAS PARRA TITO	28,087	188,160	188,160	0	0	.17948
MAN00000159600	SALVATIERRA RAMOS ROBERTO	4,768,561	250,000	250,000	0	0	.23847
MAN00000003800	SANABRIA GARCIA ENRIQUE	3,658,351	115,164	115,164	0	0	.10985
MAN00000068600	SANCHEZ DE PAPARONI MARIA	3,401,999	112,000	112,000	0	0	.10683
MAN00000134000	SANCHEZ DE PERERA SYLVIA	5,299,118	15,500	15,500	0	0	.01478
MAN00000159100	SANCHEZ GARCIA VIANNEY AG	9,417,681	6,097	6,097	0	0	.00581
MAN00000145200	SANDOVAL SUAREZ JOSE ALI	3,729,248	50,000	50,000	0	0	.04769
MAN00000023500	SANTANA NARVAEZ JOSE DE J	6,870,154	882	882	0	0	.00084
MAN00000142400	SANTOS MENDEZ ANTONIO JUA	6,087,124	20	20	0	0	.00001
MAN00000143800	SAVINO PALACIOS RAUL	4,354,308	4,000	4,000	0	0	.00381
MAN00000180800	SCHAUBLE DE GISLER ELISAB	11,345,268	1,000	1,000	0	0	.00095
MAN00000034000	SCHMID WERNER	15,182,060	1,176	1,176	0	0	.00112
MAN00000036600	SCULL MEDEROS EDUARDO REN	4,084,233	12,222	12,222	0	0	.01165
MAN00000025500	SEQUEIRA SANTAELLA JOSE M	6,809,631	3,570	3,570	0	0	.00340
MAN00000034200	SEQUERA INAGAS LUIS JAVIE	10,346,617	294	294	0	0	.00028
MAN00000048300	SERV.INMOBILIARIOS 13 DE	J301020871	1	1	0	0	.00000
MAN00000182000	SIEDER DE NARVAEZ SUSANA	7,239,408	1,800	1,800	0	0	.00171
MAN00000026100	SILVA GRANADOS VICTOR JOS	3,414,719	126	126	0	0	.00012
MAN00000035700	SIMON KOSKAS ARMAND SALOM	82,056,871	294	294	0	0	.00028
MAN00000166900	SINRAM GRINVALDS ARNO CAR	4,172,202	868	868	0	0	.00082
MAN00000043200	SIRACUSA LILIANA	0	630	630	0	0	.00060

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 12

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000131300	SISO SOSA ARTURO IGNACIO	12,625,895	2,300	2,300	0	0	.00219
MAN000000078100	SOLANILLA KOCH ELIZABETH	5,425,713	75,000	75,000	0	0	.07154
MAN000000170500	SOLLECITO ERRICO DOMENICO	10,474,893	2,400	2,400	0	0	.00228
MAN000000092100	SOLORZANO NICOLAS	4,312,228	40	40	0	0	.00003
MAN000000034600	SOSA FREITES JORGE LUIS	5,524,353	672	672	0	0	.00064
MAN000000059100	SOTILLO PEREZ LUIS ANDRES	6,434,271	6,300	6,300	0	0	.00600
MAN000000184000	SOTO APONTE PEDRO JOSE	1,713,422	63,800	63,800	0	0	.06085
MAN000000027100	STARKE AROCHA SIMON AUGUS	7,026,053	882	882	0	0	.00084
MAN000000193900	SUAREZ MUJICA RAFAEL FRAN	3,178,499	26,000	26,000	0	0	.02480
MAN000000124100	SUAREZ OTERO MANUEL JOSE	11,227,150	140,000	140,000	0	0	.13354
MAN000000102900	SUAREZ RAFAEL EDMUNDO	2,765,015	80	80	0	0	.00007
MAN000000058500	SUAREZ RIVERO JEABELL YVA	4,367,050	1,890	1,890	0	0	.00180
MAN000000001200	SUC. DELFINO ARRIENS GUST	217,205	231,840	231,840	0	0	.22115
MAN000000160800	SULTAN BENDAYAN ISAAC ENR	5,537,521	6,500	6,500	0	0	.00620
MAN000000097100	SULVARAN DE SARDI NANCY M	646,486	4,000	4,000	0	0	.00381
MAN000000016900	TAMAYO LAVIE FERNANDO ENR	4,087,380	17,934	17,934	0	0	.01710
MAN000000081800	TEXIER TORRES EDUARDO	2,685,298	24	24	0	0	.00002
MAN000000189700	THREE D INTERNATIONAL MAR	J305524220	23	23	0	0	.00002
MAN000000103500	TINOCO RICHTER CESAR	5,680	8,000	8,000	0	0	.00763
MAN000000042700	TIRADO ANTONIO	0	20,916	20,916	0	0	.01995
MAN000000012200	TOLEDANO A. DINA MARGARIT	5,664,714	1,386	1,386	0	0	.00132
MAN000000016600	TOLEDANO MAMAN AARON	1,521,675	504	504	0	0	.00048
MAN000000205200	TOLEDO CARRASQUERO ADRINA	5,001,866	2,167	2,167	0	0	.00206
MAN000000205300	TOLEDO CARRASQUERO MERCED	5,539,562	2,166	2,166	0	0	.00206
MAN000000102500	TOLEDO CARRASQUERO OSCAR	5,967,875	2,167	2,167	0	0	.00206
MAN000000190600	TOP SYSTEM INTERNATIONAL,	J303695779	3,000	3,000	0	0	.00286
MAN000000056300	TORREALBA MARIA CANDELARI	5,612,756	1,134	1,134	0	0	.00108
MAN000000050600	TORREALBA VILLALBA HILDA	5,373,787	2,394	2,394	0	0	.00228
MAN000000152700	TRAVIESO PASSIOS ALFREDO	1,733,805	280,000	280,000	0	0	.26709
MAN000000073500	TRUJILLO MARTINEZ OSCAR A	9,417,103	1,184	1,184	0	0	.00112
MAN000000032800	TRUJILLO TRUJILLO HECTOR	3,399,120	2,898	2,898	0	0	.00276
MAN000000032700	TRUJILLO TRUJILLO JULIO	903,963	2,898	2,898	0	0	.00276
MAN000000156600	TRUM MORONEY JOHN MORONEY	921,871	25,000	25,000	0	0	.02384
MAN000000205700	UNITAS FINANCE CORP,S.A.	J303430511	2,613,198	2,613,198	0	0	2.49274
MAN000000169300	URAN CARDONA MARIO	6,276,556	4,500	4,500	0	0	.00429
MAN000000036100	URBANO BERRIZBEITIA JOAQU	6,302,360	3,696	3,696	0	0	.00352
MAN000000173900	VALDERRAMA TOMAS	49,576	5,000	5,000	0	0	.00476
MAN000000030300	VALERO DE ZAMBRANO MARIA	6,561,456	1,428	1,428	0	0	.00136
MAN000000026700	VALLES MARCANO ALFREDO.	3,657,158	320	320	0	0	.00030
MAN000000014900	VALORES PISA, C.A.	J003324612	5,964	5,964	0	0	.00568
MAN000000120400	VALORES VALFESA CASA DE B	J003633771	8,680	8,680	0	0	.00827
MAN000000142500	VARELA JAIMES EDUARDO ANT	3,322,613	30,000	30,000	0	0	.02861
MAN000000058600	VASQUEZ BRICEÑO JOSE OMAR	5,759,118	1,764	1,764	0	0	.00168
MAN000000030000	VEIGA FANDIÃO CARLOS	5,074,137	672	672	0	0	.00064
MAN000000045200	VELASCO Z. RAFAEL MARIA	3,187,699	5,964	5,964	0	0	.00568
MAN000000020200	VELASQUEZ BETANCOURT GUST	5,305,339	2,646	2,646	0	0	.00252
MAN000000004600	VELUTINI RUIZ ANDRES.	5,198	114,030	114,030	0	0	.10877
MAN000000004500	VELUTINI RUIZ JOSE ANTONI	19,865	70,812	70,812	0	0	.06754

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 14/11/07

COMISION NACIONAL DE VALORES

INFORME DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 13

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

2007 NOV 15 A 11:29
ARCHIVO
RECIBIDO

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000060600	VERENZUELA DAZA HARVIS AD	7,251,017	1,134	1,134	0	0	.00108
MAN00000142900	VERGARA SUBERO DAVID RICA	6,000,031	18,000	18,000	0	0	.01717
MAN00000205000	VIEZ CLESENCIO ANTONIO	1,869,982	2,000	2,000	0	0	.00190
MAN00000194700	VILLA ROSA HOLDINGS A.V.V	J305532842	21	21	0	0	.00002
MAN00000198300	VILLARREAL DURAN MARIA LU	345,693	10,000	10,000	0	0	.00953
MAN00000058700	VILLAVICENCIO TORRES LINO	3,841,940	1,890	1,890	0	0	.00180
MAN00000194900	VIRTUOSO HOLDINGS A.V.V.	J305533016	24	24	0	0	.00002
MAN00000191200	VISCAYA ELBA JOSEFINA	7,233,634	2,000	2,000	0	0	.00190
MAN00000050700	VIVAS DE DURAN LAURA CECI	4,431,276	1,764	1,764	0	0	.00168
MAN00000052000	VIVAS DE TARRE IRIS TERES	2,985,924	37	37	0	0	.00003
MAN00000110500	WALLIS ALBERTO	10,331,334	78	78	0	0	.00007
MAN00000135800	WHITE SOUL CORP.	J304049854	17	17	0	0	.00001
MAN00000145800	ZAFRA VELANDIA JOSE MARTI	7,246,036	1,570	1,570	0	0	.00149
MAN00000052200	ZAMORA DE OJEDA AILEEN LI	7,242,218	3,024	3,024	0	0	.00288
MAN00000129100	ZAPPI UYA CLARA DEL CARME	6,929,097	10,000	10,000	0	0	.00953
MAN00000050800	ZARATE MARTINEZ MARIA ELE	6,226,693	2,394	2,394	0	0	.00228
MAN00000055600	ZUCCHI BUTTAGLIERI JUAN L	6,821,992	59,262	59,262	0	0	.05653
MAN00000055800	ZULOAGA POCATERRA PEDRO	4,765,495	2,238	2,238	0	0	.00213
			2,294,009,424	2,294,009,424	0	0	88.26927
TOT. ACCIONISTAS		594					

** FIN DEL REPORTE **

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO
BANCO UNIVERSAL S.A.
AGENTE DE TRASPASO
CARACAS

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

[Letterhead of MANPA]

Caracas, October 31, 2007.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

We address you to comply with the provisions set forth in Article 5 of the Standards related to Periodical or Occasional Information to be provided by people subject to control by the National Securities and Exchange Commission, as per Resolution No.012-2006 of February 9, 2006 in regard to which we attach the following documents:

1. Updated list of shareholders at the date of holding the Special Shareholders' Meeting held on October 26, 2007 issued by the Transfer Agent and Caja Venezolana de Valores, this latter printed through its electronic system.
2. Publication of advertisement about payment of dividend.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. ---

[Next, there are seven (7) pages part of a list of shareholders of MANPA, S.A.C.A. registered with C.V.V. Caja Venezolana de Valores S.A. at October 26, 2007. The lists comprise four (4) columns, namely: I.D. Card or RIF (Tax Information Number), Sub-account, "Isin" (sic), Amount." Next there is another list comprising thirteen (13) pages. The lists comprise four (4) columns, namely: "Banco Venezolano de Crédito. Calculation Vencred. Transfer Agent. Report of company shareholders. Company: Manufacturas de Papel C.A., S.A.C.A. Type of shares: All. The lists have eight (8) columns, namely: Shareholders; Name, .D. Card or RIF (Tax Information Number), Total Shares; Shares A; Shares B; Shares C; Percentage." ----------------------------------

[El Universal. Caracas, Venezuela. Wednesday, October 31, 2007. Bs.1,300 BsF 1.30 Year XCVIII. No.35313 Legal deposit PP190901(illegible).]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.967 dated October 26, 2007 decided to set the record date and payment of dividends, giving effect to that approved as of October 26, 2007 by the General Shareholders' Meeting, which decreed an extraordinary cash dividend of Twenty-Two Bolivars (Bs.22.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2006 in favor of shareholders registered on the fifth business day following the publication of the notice in one (1) newspaper of major national circulation, that is, on November 8, 2007 (limit transaction date with benefit), payable on the fifth business day following that date, that is from November 15, 2007 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 31, 2007. (signed) Illegible. --

[El Nacional. Caracas, Venezuela. Wednesday, October 31, 2007. Bs.1,300 BsF 1.30 Year LXV. No.23055 Established in 1943 Caracas - Venezuela]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.967 dated October 26, 2007 decided to set the record date and payment of dividends, giving effect to that approved as of October 26, 2007 by the General Shareholders' Meeting, which decreed an extraordinary cash dividend of Twenty-Two Bolivars (Bs.22.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2006 in favor of shareholders registered on the fifth business day following the publication of the notice in one (1) newspaper of major national circulation, that is, on November 8, 2007 (limit transaction date with benefit), payable on the fifth business day following that date, that is from November 15, 2007 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 31, 2007. (signed) Illegible. --

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. November 2 P.M. 1:36. FILE RECEIVED." ---------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 8th, 2007.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2007 NOV -2 PM
ARCHIVO
RECIBIDO

Caracas, 31 de octubre de 2007

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Nos dirigimos a ustedes a fin de dar cumplimiento con lo establecido en el Artículo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, según Resolución 012-2006 de fecha 9 de febrero de 2006, por lo cual acompañamos los siguientes documentos:

1. Listado actualizado de accionistas a la fecha de celebración de la Asamblea Extraordinaria de Accionistas celebrada el 26 de octubre de 2007, emitidos por el Agente de Traspaso y la Caja Venezolana de Valores, este último impreso a través del sistema electrónico de la misma.

2. Publicación del aviso del pago de dividendo.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

RIF-J-00023530-9
NIT-000-74648-7-8
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.
Capital Autorizado: Bs. 45.880.188.480,00 Capital Suscrito: Bs. 22.940.094.240,00 Capital Pagado: Bs. 22.940.094.240,00

Listado de Accionistas de **MANPA, S.A.C.A.** registrados en la C.V.V. Caja Venezolana de Valores S.A. al 26 de octubre de 2007

Cedula o Rif	Subcuenta	Isin	Monto
V0000000002990025	ABRAHIM KATOON HAROON	VEV000011008	10.000
V0000000003924804	ACOSTA NAVA HUMBERTO GERARDO	VEV000011008	23.500
J0000000003456055	ACTIVALORES SOCIEDAD DE CORRETAJE D	VEV000011008	8.219.736
V0000000015978598	AGUILAR CHIROUZE ELENA IRENE	VEV000011008	40.000
V0000000011312534	AKL UHRI MONICA AKL	VEV000011008	155
V0000000010816568	ALBAN SALAZAR SOCORRO DEL PILAR	VEV000011008	40.984
V0000000006463879	ALMEIDA MARTINS ALFONZO	VEV000011008	20.000
V0000000005138064	ALVARADO BLANCO RAUL ALBERTO	VEV000011008	3.000
V0000000000219064	ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	VEV000011008	2.618.940
V0000000009434951	ALVAREZ GONZALEZ MARIELA	VEV000011008	10.100
V0000000003726603	ALVAREZ GONZALEZ PEDRO PACIENTE	VEV000011008	11.200
V0000000004115421	ALVAREZ RODRIGUEZ JOSE ANTONIO	VEV000011008	20.000
V0000000006197686	ALVAREZ VAZQUEZ INOCENCIO	VEV000011008	50.000
V0000000002122356	ANDONEGUI MILLAN JESUS GILBERTO	VEV000011008	560
V0000000000947555	ANDONEGUI MILLAN RAFAEL	VEV000011008	17.681
V0000000002937633	ANZOLA GOLDING ALFREDO JUVENAL	VEV000011008	125.000
J0000000301392094	APJ-PDV ASOCIACION CIVIL	VEV000011008	996.722
V0000000002765221	ARANA PEROZA CARLOS JESUS	VEV000011008	51.000
V0000000006847432	ARECHABALETA ARRIEN MIKEL	VEV000011008	36.560
V0000000012142133	AROCHA HERNANDEZ ANDREINA	VEV000011008	517
V0000000005533744	ARRIAGA HERNANDEZ FERNANDO ALFREDO	VEV000011008	61.543
P0000000700431987	ASFROD JOHN EDWARD	VEV000011008	15.000
V0000000005539139	ATENCIO CHACON ITALO SEGUNDO	VEV000011008	4.870
J0000000315169614	ATTICUS EMERGING MARKETS FUNDS, LTD	VEV000011008	19.723.031
J0000000000027935	AZUCAR MONTALBAN, C.A.	VEV000011008	285.770
V0000000003657855	AÑEZ DELFINO ARNALDO JOSE	VEV000011008	23.172
V0000000000010709	BAIZ ANDRADE OSCAR	VEV000011008	18.000
J0000000305301905	BANCA DE INVERSIONES GRV, C.A.	VEV000011008	8
A0000000000000236	BANCO MERCANTIL FID.6726-4	VEV000011008	400.000
E0000000082284586	BARAC VAINBERG IAN	VEV000011008	180.863
V0000000012483488	BASTIDAS GRATEROL ALI ALEXANDER	VEV000011008	3.500
J0000000002908866	BBO CASA DE BOLSA C.A	VEV000011008	100.000
V0000000011944008	BEE SUSAN MARY	VEV000011008	100
V0000000005307541	BELLINI MARIN FRANCO	VEV000011008	54.000
V0000000000966667	BENITEZ ARREAZA JAIME	VEV000011008	25.760
V0000000006558237	BRACHO BETANCOURT SERGIO RAUL	VEV000011008	6.000
V0000000003863132	BRACHO NOGUERA ALBERTO ACACIO	VEV000011008	20.000
V0000000010182528	BRICEÑO BRUZUAL RAFAEL ENRIQUE ONOF	VEV000011008	83.000
E0000000081446235	CACERES FLORES JORGE HERNAN	VEV000011008	223.000
J0000000304957505	CAFUCAMIDE	VEV000011008	104.000
V0000000005963543	CANELLA PANZARELLI ZEYLA AMALIA	VEV000011008	16.800
V0000000001710538	CANTO GAUTIER YLEANA AUGUSTA	VEV000011008	9.265
V0000000006086323	CAPIELO RAYMOND SANIA CELINA	VEV000011008	990
J0000000303236839	CAPITAL MULTIPLE 59 CASA DE BOLSA C	VEV000011008	12.000
V0000000006555595	CAPPELLIN LUCADELLO PAOLO	VEV000011008	100.000
V0000000004751738	CARMONA DE HERNANDEZ BEATRIZ MARIA	VEV000011008	3.600
V0000000004349611	CASTELAO MORENO HIGINIO	VEV000011008	14.000
V0000000004013155	CASTRO GOMEZ LUIS FERNANDO	VEV000011008	100.000
V0000000005537137	CAZAUBON ROJAS JUAN BAUTISTA	VEV000011008	20.000
V0000000006850102	CENTRELLA DI FABRIZZIO MAURO DOMIN	VEV000011008	180
V0000000005521922	CHIROUZE DE AGUIAR MARIA TERESA	VEV000011008	40.000
V0000000011307197	CHRISTIANSEN FREITES FRANCISCO JOSE	VEV000011008	38.600
V0000000011736533	CHRISTIANSEN FREITES JUAN CARLOS	VEV000011008	33.000

Listado de Accionistas de **MANPA, S.A.C.A.** registrados en la C.V.V. Caja Venezolana de Valores S.A. al 26 de octubre de 2007

V0000000003246517	CHRISTIANSEN NIELSEN LUIS ERNESTO	VEV000011008	1.620.610
V0000000006254962	CICCARIELLO DEL BORGO PASQUALE	VEV000011008	11.000
V0000000004086558	COHEN KOHN FANNY	VEV000011008	100.000
V0000000000929684	COLL BLASINI NESTOR JOSE	VEV000011008	1.302
V0000000010673420	CONDE RODRIGUEZ MARCOS VINICIO	VEV000011008	5.000
J0000000302203880	CONSTRUCTORA S.A.L.F. 94,C.A.	VEV000011008	88.600
J0000000305810567	CORPORACION CARMEL, C.A.	VEV000011008	450.000
J0000000307099941	CORPORACION EBNEK, S.A.	VEV000011008	155.000
V0000000015485409	CORREDOR RAMOS CARLOS ELIAS	VEV000011008	116.796
V0000000009225678	CORTEZ QUANTIP JOSE RICARDO	VEV000011008	50.000
J0000000304187866	CREACIONES RACAM, S.A. .	VEV000011008	100.000
J0000000314242296	CREDIT SUISSE	VEV000011008	303.000
V0000000002504472	CRESPO JUAN ORLANDO	VEV000011008	9.722
V0000000012955353	CRISTINO GONCALVES JOAO	VEV000011008	42.000
V0000000010330071	CUADRA LARRAÑAGA PATRICIA	VEV000011008	50.800
V0000000006919615	DA COSTA MONTEIRO JOAQUIN FERNANDO	VEV000011008	1.764
V0000000002457294	DAVILA HERNANDEZ ALFONSO ANTONIO	VEV000011008	10.000
V0000000004541412	DAZA GADEA TITO ARGENIS	VEV000011008	17.200
V0000000006402960	DE ANDRADE ABREU RAUL	VEV000011008	5.740
V0000000004773256	DE LEON ALEGRIA MARCELINO ANTONIO	VEV000011008	50.000
V0000000006242479	DE LUCA ALDORASI GIOVANNI	VEV000011008	198.147
V0000000002995863	DE LUCA CUSATES DOMENICO	VEV000011008	55.000
J0000000316506584	DELFA 26, C.A.	VEV000011008	46.400
V0000000007251120	DELFINO GOMEZ VIVIANNE	VEV000011008	100.000
V0000000006398408	DELFINO PARRA ELENA	VEV000011008	30.682
V0000000005967813	DELFINO THORMAHLEN ALBERTO JOSE	VEV000011008	4.800.000
V0000000003659617	DELFINO THORMAHLEN CARLOS EDUARDO	VEV000011008	4.464.200
V0000000012390693	DELGADO SORONDO FERNANDO JOSE	VEV000011008	3.000
V0000000006097339	DELYSQUI DE CEDILLO SVETLA GUENCHEV	VEV000011008	12.500
V0000000006911618	DEMKE NIESSEN HERMANN WALTER	VEV000011008	300.000
V0000000005223986	DESOUSA FONTES ADERITO	VEV000011008	3.000
V0000000006105588	DEUTSCH HOLLO RAFAEL	VEV000011008	204.886
V0000000006450232	DI MARCO DI LORETO EUGENIO	VEV000011008	22.000
V0000000004680929	DI STEFANO DI GIACOMO FRANCO DONATO	VEV000011008	22.000
V0000000015605630	DIAS GARCIA CARLOS ALEXANDER	VEV000011008	3.000
V0000000003665350	DIAZ DE FARO SILVIA MARGARITA	VEV000011008	177.454
V0000000005570932	DIAZ DE MARILNO XIOMARA MARIA	VEV000011008	41.740
V0000000004771501	DIAZ DELFINO MARIOLGA	VEV000011008	177.454
V0000000003665351	DIAZ DELFINO RAFAEL JOSE	VEV000011008	594.154
V0000000006527501	DIAZ FRIAS ANTONIO FELIPE	VEV000011008	4.550
V0000000007246412	DIAZ GUEVARA ADRIANA	VEV000011008	2.000.000
V0000000000028399	DIAZ JOSE DAVID	VEV000011008	12.246
V0000000011740544	DIAZ SUCRE MARIA VALENTINA	VEV000011008	5.300
V0000000006132980	DINIZ CORREIA JOAO GABRIEL	VEV000011008	3.000
V0000000011664353	DOS SANTOS DINIS SEBASTIAO	VEV000011008	10.000
V0000000006067082	DREKHA KHARRAK ABBOUD	VEV000011008	100.000
V0000000004923972	DRIUSSI FABRO ANALISA GLADYS	VEV000011008	3.400
J0000000303424600	ECONOINVEST CASA DE BOLSA C.A	VEV000011008	1.645.169
V0000000013509524	EID JAWHARI CHADI JAWAD	VEV000011008	2.600
V0000000000583440	ELBITTAR CESIN JESUS ROLANDO	VEV000011008	10.000
V0000000005537956	ELLIS ALVAREZ DE LUGO EDWARD JOHN	VEV000011008	1.713.386
V0000000001882469	ESCOBAR ESCOBAR JULIAN CONCEPCION	VEV000011008	58.280
V0000000011493286	ESPINOZA NAVARRO JOSE GABRIEL	VEV000011008	5.325
V0000000009881876	ESQUIVEL POZA JUAN ANGEL	VEV000011008	12.500

Listado de Accionistas de **MANPA, S.A.C.A.** registrados en la C.V.V. Caja Venezolana de Valores S.A. al 26 de octubre de 2007

V0000000000674270	ESTE SALAS AQUILES	VEV000011008	25.000
V0000000005972132	FEBRES PEREZ JOSE ALBERTO	VEV000011008	13.000
V0000000023637751	FENG XIAN YU	VEV000011008	113.046
V0000000002941147	FERNANDEZ PALAZZI FEDERICO	VEV000011008	126.900
V0000000003108127	FERNANDEZ PEREZ JOAQUIN	VEV000011008	30.000
J0000000002901322	FINANCORP VALORES CASA DE BOLSA C.A	VEV000011008	36.401
V0000000006847533	FIORAVANTI DE SANCTIS MARINA FELICI	VEV000011008	2.000
J0000000002859512	FONDO DE AHORRO DE INELECTRA	VEV000011008	376.500
G0000000200032413	FONDO DE GARANTIAS Y PROTECCION BAN	VEV000011008	30.912
J0000000002966645	FONDO MUTUAL DE VZLA.F.M.DE INV.DE	VEV000011008	75.650
V0000000006560336	FONT CARVALLO EDUARDO JOSE VICENTE	VEV000011008	500
V0000000002665104	FRANCESCHI BALAN LUISA MARIA	VEV000011008	25.000
V0000000003175286	FRIAS DE RUIZ MARIA EUGENIA	VEV000011008	18.000
V0000000006123433	FUHRMAN ROTH ZWI HENRIQUE	VEV000011008	249.300
J0000000300885208	FUNDA INFANTES INFANTES	VEV000011008	22.000
J0000000001639560	FUNDACION CARLOS DELFINO	VEV000011008	1.485.000
V0000000003036334	GABALDON RONCAYOLO FERNANDO ALBERTO	VEV000011008	19.500
V0000000004565186	GALLO PEPE FRANCESCO	VEV000011008	35.000
V0000000011043678	GARABATOS PEREZ ALEJANDRINO	VEV000011008	21.082
V0000000003611693	GARCIA RAFAEL ARTURO	VEV000011008	1.000
V0000000006346307	GARCIA RODRIGUEZ LEONARDO	VEV000011008	34.600
V0000000006979685	GARMENDIA HOYOS RAUL MARCIAL	VEV000011008	12.000
V0000000001848657	GARRIGA GARCIA PEDRO JOSE	VEV000011008	32.172
V0000000003207824	GILJEW DE DEVOST LARISA	VEV000011008	100.000
E0000000081695909	GILLIS LUDOVIC FRANCOIS	VEV000011008	60.000
V0000000000637964	GIORDANI DI LIVIO CARLO ANTONIO	VEV000011008	100.661
V0000000006964086	GIULIANO AURICCHIO GIUSEPPE	VEV000011008	2.000
V0000000009882548	GOMEZ BERTOLINI GONZALO	VEV000011008	100.000
V0000000004358931	GOMEZ CASTANEDA OMAR RICARDO	VEV000011008	500
V0000000003281559	GOMEZ DE CADENA JOAN MARY	VEV000011008	799.000
V0000000000955598	GOMEZ DE MARTINEZ EDILIA VICTORIA	VEV000011008	5.000
V0000000001738523	GOMEZ FEGUNDEZ ANDRES MIGUEL	VEV000011008	10.000
V0000000000026368	GOMEZ GARCIA MYRIAM ALICIA	VEV000011008	308
V0000000006370693	GOMEZ RIVERA JORGE JAVIER	VEV000011008	1.000.000
V0000000016431052	GONCALVES JOAO MANUEL	VEV000011008	600
V0000000003667581	GONZALEZ DE VITOLS MARIA AUXILIADOR	VEV000011008	25.300
V0000000000931866	GONZALEZ DELFINO ALFREDO	VEV000011008	96.500
V0000000013312884	GONZALEZ RODRIGUEZ MANUEL	VEV000011008	7.500
V0000000003662767	GONZALO ARANDA PABLO	VEV000011008	312
V0000000006977314	GRATEROL GARCIA ALEXANDER ANTONIO	VEV000011008	200
V0000000006976369	GRISANTI CAPRILES ALEJANDRO	VEV000011008	100.000
V0000000010791728	GUANCHEZ DIAZ CARLOS VEDA	VEV000011008	2.821
V0000000000334917	GUERRA MUÑOZ RAISA	VEV000011008	12.500
V0000000005309483	GUEVARA SANCHEZ PEDRO VICENTE	VEV000011008	120.000
V0000000005564886	GUIA LARA CARLOS MANUEL	VEV000011008	40.000
V0000000003748479	HERNADEZ DE AVILA OSIRIS YAISAGE	VEV000011008	5.964
V0000000003881912	HERNANDEZ CALDERON CARLOS OMAR	VEV000011008	1.000
V0000000004329108	HERNANDEZ CEPEDA MARISOL COROMOTO	VEV000011008	2.000
V0000000006224658	HERNANDEZ HECTOR JOSE	VEV000011008	14.000
V0000000017313096	HERNANDEZ SALCEDO HANS ALEXANDER	VEV000011008	990
V0000000004085360	HERRERA VAN EPS GUSTAVO ROBERTO	VEV000011008	39.000
V0000000007403709	HODEL BAUMANN SILVIA THERESIA	VEV000011008	12.150
V0000000010388354	HURTADO COVA YOARMIS TIBURCIA	VEV000011008	12.500
V0000000004082070	ILIJA BRISA LORENZO	VEV000011008	509.250

Listado de Accionistas de **MANPA, S.A.C.A.** registrados en la C.V.V. Caja Venezolana de Valores S.A. al 26 de octubre de 2007

J0000000303467962	INFORMATICA PARA LA PRODUCTIVIDAD,	VEV000011008	8.000
J0000000003330523	INTERACCIONES CASA DE BOLSA C.A	VEV000011008	194.289
J0000000302346100	INTERBURSA CASA DE BOLSA C.A	VEV000011008	8.040.945
J0000000001653244	INVERSIONES MELOCOTON,C.A.	VEV000011008	546.586
J0000000313961884	INVERSIONES 2.2.2., C.A.	VEV000011008	49.510
J0000000001741135	INVERSIONES 84709 C.A. .	VEV000011008	777.793
J0000000300070042	INVERSIONES CARAMAY C.A.	VEV000011008	52.794
J0000000001473041	INVERSIONES E INMUEBLES MARUANTA,CA	VEV000011008	68.000
J0000000001653260	INVERSIONES EL DURAZNO,C.A	VEV000011008	150.000
J0000000003103241	INVERSIONES EMECETRES,C.A	VEV000011008	3.000
J0000000301452810	INVERSIONES HOPLITA,C.A.	VEV000011008	160.000
J0000000303341802	INVERSIONES JUANCHI C.A. .	VEV000011008	3.000
J0000000308845124	INVERSIONES MALEXVEL, C.A.	VEV000011008	3.000
J0000000306508716	INVERSIONES ROGER RABBIT, C.A.	VEV000011008	3.000
J0000000001436944	INVERSIONES SABENPE, C.A. .	VEV000011008	400.000
J0000000304079257	INVERSIONES SAN NICOLAS DE BARI C.A	VEV000011008	3.665.471
J0000000002013516	INVERSIONES TEDEA C.A. .	VEV000011008	84.365
J0000000303341799	INVERSIONES TRUKI, C.A.	VEV000011008	3.000
J0000000002059893	INVERSORA ACDC, C.A.	VEV000011008	200.000
J0000000302092299	INVERSORA BENAZOLVE, C.A.	VEV000011008	30.000
J0000000003290394	INVERSORA FERIBASAN,C.A. .	VEV000011008	5.000
J0000000308115916	INVERSORA MY OWN BUSINESS, C.A.	VEV000011008	41.000
J0000000300311937	INVERSORA RIVASA,C.A,	VEV000011008	5.250
J0000000003266140	INVERUNION S.A CASA DE BOLSA	VEV000011008	1.840.000
V0000000010336575	ISTURIZ RODRIGUEZ DIANA MORELLA	VEV000011008	8.000
V0000000008575353	JACINTO CHIRINOS NANCY COROMOTO	VEV000011008	47.450
V0000000001852603	JARAMILLO RAMIREZ LUIS F	VEV000011008	60.000
V00000003812711.1	JATAR PENZINI ANA EDITH	VEV000011008	3.750
V00000003812711.2	JATAR PENZINI ANTONIO	VEV000011008	3.750
J0000000315681480	JESO INV. INMOBILIARIA II, C.A.	VEV000011008	200.000
V0000000006851674	JIMENEZ HERRERA ELKE DE LAS MERCEDE	VEV000011008	800
V0000000006189253	JIMENEZ RAMIREZ RAFAEL ENRIQUE	VEV000011008	37.461
V0000000015835492	KUZNECOV MENDOZA DANIEL ANTONIO	VEV000011008	12.000
J0000000003431508	LA PRIMERA CASA DE BOLSA C.A	VEV000011008	88.620
V0000000009967977	LANDER SUCRE EDUARDO HENRIQUE	VEV000011008	20.000
V0000000003662991	LARRAZABAL GONZALEZ EDUARDO ELIAS	VEV000011008	9.238
V0000000006297779	LECUNA BUENO MARIA CLARA	VEV000011008	20.000
V0000000000935879	LEFELD BURGUILLOS HANS WALTER	VEV000011008	1.065.000
V0000000006900875	LEIZAOLA LARTITEGUI IÑAKI	VEV000011008	656.000
V0000000004664850	LEON JOSE ANTONIO	VEV000011008	220.000
V0000000009601210	LITVACK FUENTES HUBERT ALBERTO	VEV000011008	600
V0000000004530889	LLORENTE CHICOTE GREGORIO	VEV000011008	61.900
V0000000017414652	LLORENTE SUAREZ CRISTINA MARIA	VEV000011008	30.000
V0000000015405451	LLORENTE SUAREZ SYLVIA IRENE	VEV000011008	14.700
V0000000017414651	LLORENTE SUAREZ VIRGINIA MARIA	VEV000011008	35.000
V0000000010805422	LLOVERA PULGAR ANA ISABEL	VEV000011008	23.500
V0000000006976384	LOPEZ GARCIA FERNANDO HERMOGENES	VEV000011008	35.000
E0000000081429900	LOPEZ RICARDO ALFONSO	VEV000011008	7.450
V0000000005255856	LOPEZ RODRIGUEZ LUIS GUILLERMO	VEV000011008	6.015
V0000000005534882	LOVERA VEGAS JUAN ANTONIO	VEV000011008	5.000
V0000000001858159	LUCKE GIMENEZ YOLANDA	VEV000011008	23.000
V0000000017605211	LUQUE VELASQUEZ JHOSEN ALBERTO	VEV000011008	5.710
V0000000006091246	MACHADO JUAN ARMANDO	VEV000011008	500.000
E0000000082275140	MAFFI ARIEL CLAUDIO	VEV000011008	28.655

CAJA ... DE V...

Listado de Accionistas de **MANPA, S.A.C.A.** registrados en la C.V.V. Caja Venezolana de Valores S.A. al 26 de octubre de 2007

V0000000006967546	MAGUHN TOLEDO MARIA ALEJANDRA	VEV000011008	5.000
J0000000301515625	MARENA, R.S.L.	VEV000011008	55.672
V0000000001866338	MARINE FERRE JOSE	VEV000011008	2.000
V0000000010334137	MARQUEZ BUSTAMANTE IVAN ANTONIO	VEV000011008	1.200
V0000000013800909	MARQUEZ VELAZQUEZ ALEJANDRO	VEV000011008	2.500
V0000000008316337	MARTINEZ ABAL MARIA ISABEL	VEV000011008	16.000
V0000000010412530	MATOS SALERNI LUIS HUMBERTO	VEV000011008	2.780
V0000000006560318	MAURY RODRIGUEZ MARIA DE LOURDES	VEV000011008	709.130
V0000000006555660	MAURY RODRIGUEZ MARIA EUGENIA	VEV000011008	527.051
V0000000004118522	MAYORA CEBALLOS CARMEN JOSEFINA	VEV000011008	1.000
J0000000312163399	MEADOWWEED PTE LTD	VEV000011008	43.481.924
V0000000000381851	MEDINA ORTEGA SIMON	VEV000011008	33.650
J0000000305419000	MEGAVAL FON.MUT.INV.CAP.ABIE.ENT. I	VEV000011008	75.000
V0000000003027019	MEJIAS ORFILA FRANCISCO AURELIANO	VEV000011008	2.000
V0000000004350479	MELIAN TRUJILLO JOSE ALBERTO	VEV000011008	130.000
V0000000003177127	MENDEZ DIB AQUILES JOSE LUIS	VEV000011008	1.830
V0000000006914120	MENDEZ MENDEZ CARLOS FELIPE	VEV000011008	10.896
V0000000006915351	MENDEZ MONTILLA ELEONORA	VEV000011008	1.000
V0000000000041611	MENDOZA VELUTINI TULIA	VEV000011008	68.000
V0000000006555154	MESZAROS REYES MARITZA	VEV000011008	11.665
V0000000001444067	MEWA MORENO GILBERTO	VEV000011008	10.000
V0000000000037522	MICO DE CARDENAS YOLANDA MARGARITA	VEV000011008	570.402
V0000000006932110	MIRAGAYA SANTANA FRANCISCO	VEV000011008	10.000
E0000000082201262	MOESGEN MARC ALAIN	VEV000011008	30.400
V0000000001759616	MONTERREY MULLER LEOPOLDO AUGUSTO	VEV000011008	10.000
V0000000012421560	MONTOYA CORREA ELKIN DE JESUS	VEV000011008	724.941
V0000000002138901	MORANTES DE GONZALEZ GRACIELA	VEV000011008	2.500
V0000000006548900	MORENO PEREZ JOSE	VEV000011008	9.000
V0000000001857347	MUNOZ DE LEON HELENA.MARGARITA	VEV000011008	5.500
V0000000004351667	MUTIS VAN SCHERMBEEK HERMAN	VEV000011008	275.976
V0000000011357147	MU›OZ FALCONI ALVARO JOSE	VEV000011008	42.087
V0000000006403895	NAGEL MARKOVIC CARLOS ALBERTO	VEV000011008	1.524.800
V0000000005426728	NAVARRO PRADA ZORAIDA	VEV000011008	6.000
V0000000003665695	OLIVARES CALATRAVA SELMA MARIA	VEV000011008	33.850
J0000000303126022	ORSON KRAVITZ VALORES S.A. .	VEV000011008	2.000
V0000000013530071	PAMATO CHILESE MARCO	VEV000011008	1.000
V0000000002113431	PAPARONI MICALE FERNANDO	VEV000011008	21.000
V0000000000682621	PARRA FEBRES REINALDO ALBERTO	VEV000011008	10.000
V0000000001719084	PARRA PARDI MARIA ELENA	VEV000011008	44.000
V0000000007334467	PARTIPILO PELLEGRINO FRANCESCO	VEV000011008	150
V0000000010180202	PAZOS RAICES MANUEL OSCAR	VEV000011008	6.500
J0000000000669139	PDVSA INSTITUCION FONDO DE AHORROS	VEV000011008	550.000
V00000005304139.1	PENZINI MARTINEZ ISABEL CARLOTA	VEV000011008	3.750
V00000005304139.2	PENZINI MARTINEZ PEDRO IGNACIO	VEV000011008	3.750
V0000000001873293	PERALTA JOSE ELI	VEV000011008	114.822
V0000000005532764	PEREZ CASTILLO JOSE ALBERTO	VEV000011008	15.000
V0000000006016652	PEREZ CEDEÑO ALBERTO ANTONIO	VEV000011008	28
V0000000014020504	PEREZ GONZALEZ ALFREDO JOSE	VEV000011008	12.500
V0000000004807097	PEREZ HERNANDEZ NILO EUGENIO	VEV000011008	42.000
V0000000011408653	PEREZ MATUTE JIMMY JOSE	VEV000011008	10.000
V0000000002766008	PEREZ RIVERA CARLOS ANTONIO	VEV000011008	3.396
V0000000003400008	PERISSE SEOANE JOSE LUIS	VEV000011008	15.000
V0000000002111081	PERUCH COSTA GALLIANO WALTER SERAFI	VEV000011008	673.895
V0000000003815519	PETIT ORTIZ SANTIAGO GERARDO	VEV000011008	17.934

Listado de Accionistas de **MANPA, S.A.C.A.** registrados en la C.V.V. Caja Venezolana de Valores S.A. al 26 de octubre de 2007

V0000000006308128	PICON CARRILLO MARIA EUGENIA	VEV000011008	7.500
V0000000001751197	PIERALDI HADDAD CARLOS ALBERTO	VEV000011008	253.500
V0000000002939225	PIERALDI HADDAD GLADYS	VEV000011008	502.500
V0000000010332867	PIFANO GOMEZ ANTONIO CARLOS	VEV000011008	2.000
V0000000002933366	POBLACION GONZALEZ TOMAS JULIAN	VEV000011008	20.000
V0000000003838896	PONTE BRANOT ANDRES EDUARDO	VEV000011008	60.000
J0000000304646020	PORTAFOLIO DE INVERS.PETROLERA DIVE	VEV000011008	68.200
V0000000005536549	PRAT PINEDO ARIEL EDUARDO	VEV000011008	5
V0000000009720709	PRISCO FALCIANI ALFONSO	VEV000011008	70.000
J0000000312481862	PROCESAMIENTOS ADMINISTRACTIVOS TIE	VEV000011008	347.500
J0000000308693707	PROMOTORA DE CAPITALES PRODECA,C.A	VEV000011008	160.000
V0000000010112713	PULIDO MELCAN TIBISAY VICTORIA	VEV000011008	13.000
V0000000000775559	PULIDO OCIDE RAFAEL	VEV000011008	14.700
V0000000003916248	QUINTANA GOMEZ JORGE HUGO	VEV000011008	1.000
V0000000002092960	QUIÞONES PAEZ RAMON ANTONIO	VEV000011008	10.000
V0000000003187489	RAMOS RAMIREZ NAPOLEON FERNANDO	VEV000011008	130.910
V0000000003283764	REBOLLEDO LUGO JOSE ANTONIO	VEV000011008	90
J0000000303039650	REPRESENTACIONES ALGHI; C.A.	VEV000011008	10.800
J0000000002277513	REPRESENTACIONES REAL TESORO,C.A. .	VEV000011008	5.000
V0000000006376756	RIVAS HERNANDEZ LEONARDO JOSE	VEV000011008	100.000
V0000000004355639	RODERO OLAY ADORACION	VEV000011008	331
V0000000005533581	RODRIGUEZ ALVAREZ ALEJANDRO	VEV000011008	1.000
V0000000002897687	RODRIGUEZ MARCIALES MARIANELA	VEV000011008	10.778
V0000000009418722	RODRIGUEZ MENDOZA AQUILES RAMON	VEV000011008	1.000
V0000000006915849	RODRIGUEZ PAREDES MARIELA VIOLETA	VEV000011008	55.180
V0000000002574717	RODRIGUEZ YAJURE FREDDY ARBEL	VEV000011008	357.900
V0000000010485055	ROJAS GUZMAN PABLO ISAAC	VEV000011008	26.200
V0000000006977221	ROJAS TORRES CARLOS ALBERTO	VEV000011008	25.000
V0000000012957766	ROMERO IRIBARREN IGNACIO JAVIER	VEV000011008	10.000
V0000000006496173	ROMERO RODRIGUEZ PEDRO JOSE	VEV000011008	11.800
V0000000007410562	ROQUE ARROYO LUIS ALFREDO	VEV000011008	5.100
V0000000014884759	ROTA CASSINO JEAN PAOLO	VEV000011008	15.000
V0000000001725241	RUIZ ALMANDOZ ISMAEL JOSE	VEV000011008	116.080
V0000000012640166	RUIZ ARRATIA JOANNEL GINETTE	VEV000011008	8.400
V0000000002991731	RUIZ GONZALEZ UVENCIO EDUARDO	VEV000011008	18.250
V0000000011230539	RUIZ OLIVEROS EDMUNDO	VEV000011008	10.000
V0000000005310252	SABATER LANDER OSCAR EDUARDO	VEV000011008	450
V0000000003177146	SAEZ DE IBARRA PLATERO FELIX FLOREN	VEV000011008	730
V0000000002099975	SALVADOR PELAY JOSE ANTONIO	VEV000011008	35.000
V0000000001847271	SANDOVAL PEREZ ALFREDO EDUARDO	VEV000011008	600
V0000000004088365	SANZONE PALMINTERI GIOVANNI	VEV000011008	25.000
V0000000004353851	SCARPONE RANTE JUAN CARLOS	VEV000011008	5.000
V0000000005217911	SCHOLTZ GONZALEZ HERMAN ALBERTO	VEV000011008	2.000
V0000000006442683	SCOTTI MATA SALVADOR FRANCISCO	VEV000011008	24.700
V0000000006915171	SEARA MARTA FRANCISCO ANTONIO	VEV000011008	17.000
V0000000003753280	SEIJAS CASTILLO JESUS ALIRIO	VEV000011008	3.500
V0000000006099745	SEITIFE TRINA EMILIA	VEV000011008	20.000
J0000000303929940	SERVICIOS ALVAREZ Y ARIAS C.A.	VEV000011008	7.200
V0000000002130462	SITGES LAPENA ENRIQUE	VEV000011008	50.000
V0000000010334991	SOARES BARRIOS MANUEL EDUARDO	VEV000011008	20.000
V0000000011314148	SPIOTTA GARCIA ALESSANDRO	VEV000011008	9.400
J0000000317135210	SUC.OLIVARES HERIZE ALBERTO	VEV000011008	1.343.358
V0000000006289162	TEHLIKIAN CAVALERO JORGE ADRIAN	VEV000011008	4.780
E0000000001064775	THOMSON PETER GRAHAM	VEV000011008	5.938

Listado de Accionistas de **MANPA, S.A.C.A.** registrados en la C.V.V. Caja Venezolana de Valores S.A. al 26 de octubre de 2007

V0000000006977524	TOCCO RIO	VEV000011008	60.333
V0000000001377232	TOVAR ALVARADO JOSE ABRAHAM	VEV000011008	100.000
J0000000304750587	U21 CASA DE BOLSA C.A	VEV000011008	961.540
V0000000013557708	UMANCHUK RODRIGUEZ AXEL NICOLAY	VEV000011008	2.875
V0000000003852972	URQUIOLA BATTISTI ALAN ALBERTO	VEV000011008	108.074
V0000000003809826	VALDERRAMA ANA MIREYA	VEV000011008	4.000
V0000000003767890	VALERO CONTRERAS GLADYS CLEMENCIA	VEV000011008	4.200
J0000000003696935	VALORES 92,C.A.	VEV000011008	5.400
J0000000002226099	VALORES VENCRED CASA DE BOLSA, S.A.	VEV000011008	15.200
E0000000082049661	VAN DAM ADRIAAN PIETER GERARD	VEV000011008	512.195
V0000000021131045	VAN DAM DIRK MAARTEN	VEV000011008	100.000
V0000000008723271	VELASQUEZ AZUAJE KEIDY BEATRIZ	VEV000011008	129.000
J0000000313323586	VENAFIN SOCIEDAD DE CORRETAJE DE VA	VEV000011008	637.658
J0000000305532834	VETA HOLDINGS A.V.V.	VEV000011008	28.700
P0000000008800836	VICTORIA HERNANDEZ JAIME	VEV000011008	10.550
J0000000300011348	VIKI INVERSIONES C.A.	VEV000011008	70
V0000000001722277	VITOLS RIEKSTINS JURIS	VEV000011008	40.100
V0000000010488358	VIVAS PACHECO JENNY MILAGROS	VEV000011008	1.380
E0000000082270943	WANG JIAYONG	VEV000011008	10.000
V0000000000973302	WLODARCZYK SCHMIDEK EGON	VEV000011008	2.500
V0000000001817132	ZABALA VELIZ EUNICES JOSEFINA	VEV000011008	5.000
V0000000004563624	ZAFRA RAMIREZ JHONY DE JESUS	VEV000011008	367.632
V0000000011203569	ZAMBRANO AGUILAR ELY ALEJANDRO	VEV000011008	7.595
V0000000003886166	ZAMUDIO PALACIOS LUIS DAVID	VEV000011008	20.000
V0000000006404595	ZERPA ARVELO EDGARDO	VEV000011008	12.000
V0000000003657559	ZUBELDIA DE VEGAS ITZIAR	VEV000011008	70.000
V0000000004765495	ZULOAGA POCATERRA PEDRO	VEV000011008	32.000
		Total	136.784.696

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

CAJA VENEZOLANA DE VALORES

ARCHIVO RECIBIDO 2007 NOV -2 PM 1:36
COMISION NACIONAL DE VALORES

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 26/10/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 1

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MANO00000016800	AAEZ DELFINO ALBERTO ENRI	3,663,396	3,343	3,343	0	0	.00318
MANO00000067300	AµEZ DELFINO ARNALDO JOSE	3,657,855	10	10	0	0	.00000
MANO00000134700	ABASCAL ALVAREZ RAMON OBD	248,144	879	879	0	0	.00083
MANO00000060100	ABREU MACHADO RICHARD RAF	9,416,155	1,386	1,386	0	0	.00132
MANO00000158000	ACOSTA FRAGACHAN FRANCISC	6,816,184	2,500	2,500	0	0	.00238
MANO00000134300	ACOSTA SIMON JUAN ROBERTO	6,161,694	15,000	15,000	0	0	.01430
MANO00000024900	ACUNA PIMENTEL KEILA JOSE	6,253,035	378	378	0	0	.00036
MANO00000146100	ADRIANZA ALVAREZ MINERVA	1,075,032	9,300	9,300	0	0	.00887
MANO00000062800	AGROPECUARIA 27 DE MAYO,C	J002072482	6,972	6,972	0	0	.00665
MANO00000056200	AGUIRRE FIGUEROA JOSE	7,554,034	1,386	1,386	0	0	.00132
MANO00000076100	AGUIRRE MARTINEZ WILSON R	6,863,944	2,100	2,100	0	0	.00200
MANO00000136900	AGUIRREBEITIA AZPIRI JOSE	2,952,454	20,000	20,000	0	0	.01907
MANO00000204800	ALAS RODERO PATSY	15,664,156	331	331	0	0	.00031
MANO00000138400	ALBANEZ BARNOLA BENJAMIN	3,666,437	5,000	5,000	0	0	.00476
MANO00000169200	ALBARRACIN DE DELGADO LIG	1,743,811	300	300	0	0	.00028
MANO00000072600	ALCANTARA LANSBERG LARA C	13,338,381	8,400	8,400	0	0	.00801
MANO00000048500	ALMEIDA GIL MARIA DEL CAR	8,743,207	1,134	1,134	0	0	.00108
MANO00000075400	ALMEIDA MARTINS ALFONSO	6,463,879	87,500	87,500	0	0	.08346
MANO00000059400	ALMERIDA SALAZAR ISBELIA	2,761,454	1,890	1,890	0	0	.00180
MANO00000055000	ALVAREZ GONZALEZ VICTOR S	2,080,365	413,988	413,988	0	0	.39490
MANO00000163300	ALZURUTT SANCHEZ RICHAR J	3,989,648	23,000	23,000	0	0	.02193
MANO00000060200	APARICIO ARGENIS ANTONIO	7,188,231	1,890	1,890	0	0	.00180
MANO00000060300	APONTE TOVAR JOSE CUPERTI	2,844,635	1,890	1,890	0	0	.00180
MANO00000188600	ARANCIBIA MONCADA SILVIA	8,877,383	32,650	32,650	0	0	.03114
MANO00000035800	ARAQUE BENZO EDUARDO JOSE	4,772,544	1,764	1,764	0	0	.00168
MANO00000060700	ARAUJO DE SILVA DAIXY NOR	7,220,897	1,890	1,890	0	0	.00180
MANO00000014200	ARENAS NELSON	3,054,578	1,079	1,079	0	0	.00102
MANO00000059500	AREVALO JULIO ZENON	2,239,800	1,890	1,890	0	0	.00180
MANO00000144800	ARISMENDI DELFINO ANA MAR	11,234,712	4,100	4,100	0	0	.00391
MANO00000143100	ARISMENDI DELFINO BEATRIZ	9,967,719	5,100	5,100	0	0	.00486
MANO00000144900	ARISMENDI MELCHERT JUAN B	2,154,186	8,200	8,200	0	0	.00782
MANO00000121200	ARISTIGUETA LANDAETA EDUA	6,558,032	23,100	23,100	0	0	.02203
MANO00000012100	ARMANECA BIENES Y RAICES,	J303139027	49,847,580	49,847,580	0	0	47.54996
MANO00000205400	ASUAJE SEQUERA CARLOS JOS	2,504,560	15,000	15,000	0	0	.01430
MANO00000127300	ASUNCION DO ROZARIO MIGUE	6,127,283	1,000	1,000	0	0	.00095
MANO00000179300	ATRAMIZ VALI ELIAS	2,935,310	100,000	100,000	0	0	.09539
MANO00000145900	AVILA CABARCAS REINALDO A	6,257,968	5,010	5,010	0	0	.00477
MANO00000118800	BACAL TEITELBOIM MARIO	6,256,146	15,200	15,200	0	0	.01449
MANO00000146500	BALBAS OLIVEROS OMAR JESU	3,655,672	5,000	5,000	0	0	.00476
MANO00000037600	BALL FERRERO OLY ARLETTE	6,974,690	42	42	0	0	.00004
MANO00000070700	BANCO DE VZLA,S.A.BANCO U	J000029482	52,500	52,500	0	0	.05008
MANO00000071000	BANEX VALORES.	J300353141	7,200	7,200	0	0	.00686
MANO00000025100	BANGUAIRA FONDO MUTUAL.	J003530557	1,008	1,008	0	0	.00096
MANO00000070300	BCO.DE VZLA,S.A,B.U.FIDEI	J000029482	3,300	3,300	0	0	.00314
MANO00000171900	BEAR STEARNS SECURITIES C	J301021452	21	21	0	0	.00002
MANO00000056800	BECERRA SEPULVEDA EUSTACI	4,829,890	1,890	1,890	0	0	.00180
MANO00000009300	BECKER CARDENAS FREDDY JO	6,257,141	902,730	902,730	0	0	.86112
MANO00000199500	BEE SUSAN MARY	11,944,008	100	100	0	0	.00009

RECIBIDO
2007 NOV -2 PM 1:36

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 26/10/07

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MANO0000063800	BELANDRIA MARCO	3,793,668	5,250	5,250	0	0	.00500
MANO0000150000	BERACHA ZAIDMAN ROBERTO	3,967,924	40,000	40,000	0	0	.03815
MANO0000123300	BERROTERAN TELLEZ SONIA C	6,442,032	1,100	1,100	0	0	.00104
MANO0000011900	BERTOLINI BETTALLI DANIEL	3,176,146	89,754	89,754	0	0	.08561
MANO0000045300	BIMBLICH SANDOR ARIEH	11,227,252	294	294	0	0	.00028
MANO0000056900	BLANCO BOLIVAR SONIA MARI	7,257,602	1,386	1,386	0	0	.00132
MANO0000059600	BLANCO JULIAN JOSE	8,471,709	1,134	1,134	0	0	.00108
MANO0000118700	BLANCO PARDO ABEL	6,319,742	3,200	3,200	0	0	.00305
MANO0000048700	BLANCO PINTO MARIBEL ELIZ	4,432,725	1,764	1,764	0	0	.00168
MANO0000164300	BLASSINI OTERO SUSANA CRI	6,972,849	2,000	2,000	0	0	.00190
MANO0000144100	BLAVIA GOMEZ JUAN ANDRES	11,595,061	1	1	0	0	.00000
MANO0000019600	BOUTOROFF SEMENENKO NICOL	6,155,162	168	168	0	0	.00016
MANO0000028100	BOUZAGLOU ABRAHAM ALBERTO	6,126,055	10,458	10,458	0	0	.00997
MANO0000057100	BOWEL LEWIS ALBERTO JOHN	1,158,996	1,890	1,890	0	0	.00180
MANO0000104400	BRACHO SIERRA JOSE LUIS	242,384	26,000	26,000	0	0	.02480
MANO0000140200	BRANDWAJN POLER MAXIM JAC	13,308,298	1,000	1,000	0	0	.00095
MANO0000028700	BRICE/O BRAUN ALVARO.	3,659,996	5,292	5,292	0	0	.00504
MANO0000007600	BRICE/O LUJAN ALFREDO JOS	6,824,422	7,182	7,182	0	0	.00685
MANO0000137500	BRICENO MARIN NELSON OCTA	6,915,707	400	400	0	0	.00038
MANO0000107100	BROWN BROTHERS HARRIMAN &	J308858544	140,000,000	140,000,000	0	0	33.54700
MANO0000026600	BRUTTINI SILVA GIORGIO	9,970,210	252	252	0	0	.00024
MANO0000157700	BUITRIAGO GUERRERO PABLO	1,518,839	10,000	10,000	0	0	.00953
MANO0000192200	BUSTAMANTE CACERES JORGE	3,312,895	13,030	13,030	0	0	.01242
MANO0000084400	BUSTILLOS GIL FRANCISCO A	3,865,301	2	2	0	0	.00000
MANO0000156000	C.V.V. CAJA VENEZOLANA DE	J300187934	136,784,696	136,784,696	0	0	30.47990
MANO0000038500	CADAVID MORENO LEOPOLDO A	5,617,274	1,428	1,428	0	0	.00136
MANO0000075200	CAJA DE AHORROS EMPLEADOS	J000000000	28	28	0	0	.00002
MANO0000076600	CALATRAVA DE OLIVARES MAR	219,225	55,500	55,500	0	0	.05294
MANO0000120900	CALDERON MARTINEZ ENRIQUE	3,182,688	5,500	5,500	0	0	.00524
MANO0000191300	CALVIÃO MOREIRA ESTHER ES	1,737,516	28,500	28,500	0	0	.02718
MANO0000027900	CALZADA DE HERNANDEZ MARI	6,064,481	10,064	10,064	0	0	.00960
MANO0000079300	CAMAIONI BALDINI ANTONIO	6,276,564	15,000	15,000	0	0	.01430
MANO0000018100	CAMPOS MURILLO ELISEO	81,752,778	420	420	0	0	.00040
MANO0000131100	CAMPOS SORGA MARIANA	685,090	3,500	3,500	0	0	.00333
MANO0000168300	CAPO LINARES JOSE RAFAEL	7,683,413	12,500	12,500	0	0	.01192
MANO0000058800	CARACAS ANDRADE LAUREANO	9,645,202	1,890	1,890	0	0	.00180
MANO0000130600	CARBALLO DE DIAZ MARGARIT	1,718,702	5,200	5,200	0	0	.00496
MANO0000187600	CARBONELL DE GOMEZ RUIZ B	5,304,989	18,000	18,000	0	0	.01717
MANO0000002100	CARDENAS DE BURRON GRACIE	6,184,996	1,824,606	1,824,606	0	0	1.74050
MANO0000002200	CARDENAS DE YERENA MORELL	4,350,928	3,738	3,738	0	0	.00356
MANO0000059800	CARDENAS SANCHEZ WILLIAM	4,231,978	1,134	1,134	0	0	.00108
MANO0000030500	CARPIO DELFINO MIGUEL ENR	3,178,324	229,901	229,901	0	0	.21930
MANO0000150100	CARRERO CUBEROS BERNABE	642,297	5,000	5,000	0	0	.00476
MANO0000083600	CARRILLO ACOSTA CIPRIANO	3,969,619	100	100	0	0	.00009
MANO0000176600	CARRILLO HERNANDEZ NUBIA	4,446,111	400	400	0	0	.00038
MANO0000076400	CARVAJAL CHITTY HUMBERTO	6,910,898	1,500	1,500	0	0	.00143
MANO0000090900	CASTILLO JOSE EDECIO	3,921,437	650	650	0	0	.00062
MANO0000098100	CEBALLOS LOPEZ IRVING	2,780,050	10,000	10,000	0	0	.00953

BANCO VENEZOLANO DE CREDITO　　　　PROGRAMA BATR9000
COMPUTACIONES VENCRED　　　　FECHA 26/10/07
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA =>　　　　PAGINA 3

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MANO00000066700	CHACIN LLAMOZAS MARCEL	7,191,552	52,500	52,500	0	0	.05008
MANO00000082600	CHANG HUNG YUNG YEN	6,127,542	30,000	30,000	0	0	.02861
MANO00000191700	CHAPELLIN GARCIA GUSTAVO	11,225,412	56,732	56,732	0	0	.05411
MANO00000110600	CHASEWOOD FINANCIAL, S.A.	J303821456	24,768,085	24,768,085	0	0	23.62645
MANO00000089700	CHAZZAOUI PIAA RAUF	10,204,146	6,000	6,000	0	0	.00572
MANO00000133500	CICHELLA MILLANI REINALDO	15,976,040	4,150	4,150	0	0	.00395
MANO00000135500	CICHELLA MILLIANI ALEJAND	6,816,715	4,150	4,150	0	0	.00395
MANO00000133400	CICHELLA MILLIANI SERGIO	13,337,190	4,150	4,150	0	0	.00395
MANO00000071800	CISNERO DE DAVILA MARIA T	5,532,335	252,000	252,000	0	0	.24038
MANO00000071700	CISNEROS GOMEZ MARIA DE L	4,822,294	33,680	33,680	0	0	.03212
MANO00000080200	CLARIDGE, LTD.	J303120792	350,000,000	350,000,000	0	0	33.86752
MANO00000021200	COBHAM SCOTT STHEPHEN EDW	82,093,859	1,050	1,050	0	0	.00100
MANO00000018000	COLELLA SIMOZA FRANCISCO	5,967,346	4,452	4,452	0	0	.00424
MANO00000091900	COLINA DE MOLERO MAGDA JO	6,154,312	500	500	0	0	.00047
MANO00000057000	COLINA NESTOR RAFAEL	7,366,132	1,890	1,890	0	0	.00180
MANO00000190300	COLMENARES ALTUVE ROSA MA	5,965,060	11,500	11,500	0	0	.01096
MANO00000045900	COLMENARES LUIS EDUARDO	0	61,740	61,740	0	0	.05889
MANO00000175400	COLUCCIO PEREIRA EDUARDO	12,261,485	5,000	5,000	0	0	.00476
MANO00000041900	CONDE DELFINO GUSTAVO EMI	3,151,827	682,080	682,080	0	0	.65064
MANO00000014500	CONDE DELFINO VALENTINA I	3,484,561	10,752	10,752	0	0	.01025
MANO00000042400	CONDE ROTUNDO EMILIO LUIS	13,309,477	31,668	31,668	0	0	.03020
MANO00000092300	CONSORCIO AMERIVAL,C.A	J303229638	12,800	12,800	0	0	.01221
MANO00000099900	CONTRERAS CASARES FRANCIS	5,310,238	200	200	0	0	.00019
MANO00000170700	CONZOÑO NAVARRO CARMEN VI	914,680	740	740	0	0	.00070
MANO00000064000	CORDERO ALCALA MARIANA	7,254,309	5,250	5,250	0	0	.00500
MANO00000020600	CORNIELES RAMON ENRIQUE	215,333	210	210	0	0	.00020
MANO00000162300	CORPORACION ALZURAVI, C.A	J304414234	23,000	23,000	0	0	.02193
MANO00000028900	CORPORACION ARAPACOA, C.A	J003620351	2,910	2,910	0	0	.00277
MANO00000183400	CORPORACION INFISA, C.A.	J304182201	2,260	2,260	0	0	.00215
MANO00000118000	CORPORACION RIMCAR, C.A.	J002510900	32,780	32,780	0	0	.03126
MANO00000204400	CORPORACION SIETE COLINAS	J312059095	17	17	0	0	.00001
MANO00000061900	CORREA DE GONZALEZ MARTA	4,459,236	1,560	1,560	0	0	.00148
MANO00000100300	CORREDOR DIAZ NORBERTO TE	6,845,872	4,920	4,920	0	0	.00469
MANO00000179600	COSTANTE TOGLIA MICHELE	9,881,238	5,000	5,000	0	0	.00476
MANO00000080300	COVA FRANCO LUIS LEOPOLDO	5,969,587	3,000	3,000	0	0	.00286
MANO00000181800	DAPARTE REBODERO MARIA IS	6,970,615	16,500	16,500	0	0	.01573
MANO00000171600	DAVILA AVENDAÑO SYR GERMA	11,314,861	2,300	2,300	0	0	.00219
MANO00000049100	DE BASILIO DA SILVA MARIA	7,269,168	1,134	1,134	0	0	.00108
MANO00000011400	DE DALMADY YANTZEN NICOLA	6,555,930	756	756	0	0	.00072
MANO00000047200	DE DURAN EMILIA	0	882	882	0	0	.00084
MANO00000023000	DE FREITAS RODRIGUEZ JOSE	5,577,538	420	420	0	0	.00040
MANO00000047100	DE LA PORTA OLGA R.	0	882	882	0	0	.00084
MANO00000070200	DE SOUSA JOAO ISMAEL	10,824,127	10,500	10,500	0	0	.01001
MANO00000047000	DE UXCATEGUI MARINA	0	882	882	0	0	.00084
MANO00000064900	DEL GALLO GALLO JOSE LUIS	6,209,259	78,750	78,750	0	0	.07512
MANO00000046000	DELFINO ARRIENS ENRIQUE	0	53,424	53,424	0	0	.05096
MANO00000203700	DELFINO BERTRAN SILVANA	15,182,081	67,583	67,583	0	0	.06446
MANO00000071900	DELFINO DE ARISMENDI BEAT	3,180,818	126,000	126,000	0	0	.12019

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 26/10/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 4

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000188900	DELFINO DE VERNET VIVANNE	7,251,120	84,000	84,000	0	0	.08012
MAN00000132400	DELFINO GOMEZ JOSE IGNACI	7,251,132	5,000	5,000	0	0	.00476
MAN00000007100	DELFINO MONZON JUAN RAFAE	3,659,618	72,720	72,720	0	0	.06936
MAN00000007200	DELFINO MONZON RICARDO.	6,820,919	11,970	11,970	0	0	.01141
MAN00000031900	DELFINO PARRA ELENA MARGA	6,398,408	460,490	460,490	0	0	.43926
MAN00000074400	DELFINO PARRA MARIA ANGEL	11,306,359	1,440	1,440	0	0	.00137
MAN00000033100	DELFINO PARRA MARIANA DE	6,827,537	1,050	1,050	0	0	.00100
MAN00000064700	DELFINO SUBERO GUSTAVO AN	10,338,719	19	19	0	0	.00001
MAN00000064500	DELFINO SUBERO VIRGINIA.	5,305,004	19	19	0	0	.00001
MAN00000007800	DELFINO THORMAHLEN ALEJAN	3,659,619	291,362	291,362	0	0	.27793
MAN00000180700	DELGADO MORA SOLEDAD DEL	5,021,068	3,200	3,200	0	0	.00305
MAN00000149000	DI BARI NAPOLITANO SEBAST	5,302,101	476	476	0	0	.00045
MAN00000177800	DI GENOVA CHIMIENTI ADRIA	9,968,280	4,500	4,500	0	0	.00429
MAN00000195100	DIANDRA HOLDING A.V.V.	J305533067	24	24	0	0	.00002
MAN00000189600	DIAZ DE FARO SILVIA MARGA	3,665,350	3,000,000	3,000,000	0	0	2.86172
MAN00000185300	DIAZ DELFINO MARIOLGA	4,771,501	2,500,000	2,500,000	0	0	2.38476
MAN00000089100	DIAZ GONZALEZ KEISTHER MA	5,465,032	6,000	6,000	0	0	.00572
MAN00000023100	DIAZ GONZALEZ LEONARDO JO	82,074,778	1,050	1,050	0	0	.00100
MAN00000205100	DIAZ RODRIGUEZ ANTONIO AU	4,084,324	1,000	1,000	0	0	.00095
MAN00000061500	DIAZ YANEZ FERNANDO CARME	4,873,952	12,600	12,600	0	0	.01201
MAN00000131600	DILLER RAUCH SIEGFRIED JO	3,718,864	8,000	8,000	0	0	.00763
MAN00000105200	DISTRIBUIDORA RIMERO,C.A	J001541624	1,000	1,000	0	0	.00095
MAN00000054700	DITTMER MANZANO EGBERT	2,840,096	2,777,938	2,777,938	0	0	2.64989
MAN00000036400	DODEL ROURE PIERRE HENRI	954,238	420	420	0	0	.00040
MAN00000024500	DOMINGUEZ GRATEROL JUAN C	6,910,556	8,946	8,946	0	0	.00853
MAN00000041300	DREISSIG EHRLICH SIEGFRIE	6,249,499	1,350,000	1,350,000	0	0	1.28777
MAN00000203300	DREISSIG TOVAR INGRID XIO	6,914,352	1,000,000	1,000,000	0	0	.95390
MAN00000156300	DRUMOND VASCOCELOS NELSON	6,325,149	6,500	6,500	0	0	.00620
MAN00000128700	DUARTE CONTRERAS SANTIAGO	6,317,266	270	270	0	0	.00025
MAN00000193600	DUHAU NELSON ALBERTO JUAN	6,285,948	60,000	60,000	0	0	.05723
MAN00000057200	DURAN LUGO LESBIA CRUZ	4,434,926	1,764	1,764	0	0	.00168
MAN00000198100	DUTCH MILL CORPORATION A.	J000000000	12,384,043	12,384,043	0	0	11.81322
MAN00000110200	EGUEZ DE LIMES REMY MARIT	81,274,533	1,225	1,225	0	0	.00116
MAN00000153700	EGUI DE MACHADO CRISTINA	55,748	26,200	26,200	0	0	.02499
MAN00000067100	ELLIS ALVAREZ DE LUGO EDW	5,537,956	78,750	78,750	0	0	.07512
MAN00000066900	ELLIS GARCIA DE LA CONCHA	264,863	78,750	78,750	0	0	.07512
MAN00000108800	ELOVIC SCHUTZBERGER ROBER	5,531,540	30,000	30,000	0	0	.02861
MAN00000112000	EMMANUELLI GRAELLS CARLOS	6,266,167	98	98	0	0	.00009
MAN00000165900	EMPERADOR MARQUEZ LEONARD	7,947,526	12,000	12,000	0	0	.01144
MAN00000026500	ERASO RODRIGUEZ RICARDO J	6,844,912	4,592	4,592	0	0	.00438
MAN00000019300	ESCOBAR DE GARCIA ELIGIA.	2,570,479	1,302	1,302	0	0	.00124
MAN00000054100	ESCOBAR RODRIGUEZ YUNEIDA	6,825,226	5,040	5,040	0	0	.00480
MAN00000046600	ESPEJO EDGAR EDUARDO	0	5,922	5,922	0	0	.00564
MAN00000044600	ESTUDIOS IDEFIX, S.R.L.	J002304642	10,248	10,248	0	0	.00977
MAN00000094700	FALCON MORALES FRANCISCO	6,932,707	70,000	70,000	0	0	.06677
MAN00000051100	FARINA FRIXA ANA MARIA	4,837,005	12,138	12,138	0	0	.01157
MAN00000054200	FEBRES CORDERO DE PEREZ B	1,758,807	20,764	20,764	0	0	.01980
MAN00000020400	FEBRES PEREZ JOSE ALBERTO	5,972,132	53,736	53,736	0	0	.05125

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 26/10/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 5

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000003300	FEDOSEJEVS SCHEFLERS GEOR	2,066,636	90,946	90,946	0	0	.08675
MAN000000168900	FERNANDEZ HERRERA JORGE F	7,221,204	12,000	12,000	0	0	.01144
MAN000000159300	FIGUEIRA JORGE LUIS	8,837,512	30,000	30,000	0	0	.02861
MAN000000122300	FIGUEROA COLLAZO JOHANNA	13,311,600	500	500	0	0	.00047
MAN000000164000	FINANCIERA DEL VALLE, C.A	J302923611	4,000	4,000	0	0	.00381
MAN000000062700	FREDERICK HOLDING INC.	J	3,908,142	3,908,142	0	0	3.72800
MAN000000033900	FRESCO DJIAN ENRIQUE.	6,197,455	5,964	5,964	0	0	.00568
MAN000000016300	FREYRE DE RICOL LOURDES	5,137,550	8,610	8,610	0	0	.00821
MAN000000045800	FUENTES GILLY MANUEL JOSE	0	124,866	124,866	0	0	.11911
MAN000000000100	FUNDACION CARLOS DELFINO	J001639560	100,511,658	100,511,658	0	0	95.87879
MAN000000185600	GALARRAGA RODRIGUEZ MARIT	4,852,496	3,400	3,400	0	0	.00324
MAN000000046700	GARABAN PEREZ FREDDY	0	5,670	5,670	0	0	.00540
MAN000000059700	GARCIA BLANCO LUISA JOSEF	2,996,540	1,890	1,890	0	0	.00180
MAN000000042900	GARCIA CHACON PAULA LIZBE	6,365,400	42	42	0	0	.00004
MAN000000060800	GARCIA RODRIGUEZ JOSE LUI	4,466,213	1,890	1,890	0	0	.00180
MAN000000121400	GARCIA RODRIGUEZ PEDRO DI	0	4,000	4,000	0	0	.00381
MAN000000014000	GARCIA SANOJA SIXTO JOSE	5,402,528	420	420	0	0	.00040
MAN000000156200	GARCIA SILVA MARITZA JOSE	5,365,211	52,708	52,708	0	0	.05027
MAN000000027000	GASIA GONZALEZ IGNACIO	3,840,187	420	420	0	0	.00040
MAN000000201900	GAUDIO DE CLAMENS ALBA	2,776,303	6,300	6,300	0	0	.00600
MAN000000201700	GAUDIO KEMPIS LIVIA	3,630,803	6,300	6,300	0	0	.00600
MAN000000201800	GAUDIO KEMPIS MARIO ALBER	1,873,991	6,300	6,300	0	0	.00600
MAN000000059000	GENTILE NIEVES GINELA FLO	9,649,778	1,890	1,890	0	0	.00180
MAN000000117200	GERMAN GARCIA MARTIN JOSE	9,410,767	2,400	2,400	0	0	.00228
MAN000000177700	GIL ALVAREZ BOLIVIA GIOCO	10,711,576	1,000	1,000	0	0	.00095
MAN000000051200	GIL BRACHO ARTURO JOSUE	9,673,341	3,024	3,024	0	0	.00288
MAN000000069900	GIL MAYZ CARLOS RAUL JOSE	15,991,481	10,500	10,500	0	0	.01001
MAN000000070000	GIL MAYZ CAROLINA JULIETA	15,865,722	10,500	10,500	0	0	.01001
MAN000000070100	GIL VELUTINI JOSE VICENTE	4,581,529	21,000	21,000	0	0	.02003
MAN000000030600	GINER ALONSO MARIANO ANGE	3,157,319	1,008	1,008	0	0	.00096
MAN000000104500	GOLDENSTEIN IANOVICI FRAN	3,981,127	15,200	15,200	0	0	.01449
MAN000000040200	GOMEZ ARRAIZ ROSA ELENA	1,890,122	3,438,860	3,438,860	0	0	3.28035
MAN000000034300	GOMEZ BERTOLINI MARIA LOR	9,882,547	102,600	102,600	0	0	.09787
MAN000000039900	GOMEZ DE CADENA JOAN MARY	3,281,559	3,561,860	3,561,860	0	0	3.39768
MAN000000004300	GOMEZ DE ROMERO SYLVIA HE	4,272,934	88,452	88,452	0	0	.08437
MAN000000081100	GOMEZ GARCIA IRAYDA LUISA	26,370	500,000	500,000	0	0	.47695
MAN000000080900	GOMEZ GARCIA JUAN VICENTE	965,161	700	700	0	0	.00066
MAN000000001600	GOMEZ GOMEZ GONZALO	3,177,588	45,215	45,215	0	0	.04313
MAN000000009000	GOMEZ GOMEZ JUAN VICENTE.	3,177,587	4,730	4,730	0	0	.00451
MAN000000023300	GOMEZ MORIN JESUS EMILIO.	7,520,172	5,796	5,796	0	0	.00552
MAN000000145700	GOMEZ PEREZ SIMON ALFREDO	9,878,639	6,875	6,875	0	0	.00655
MAN000000169100	GOMEZ RAMOS CATARINA ISAB	10,349,767	1,512	1,512	0	0	.00144
MAN000000002800	GOMEZ REVENGA JOSEFINA.(D	25,229	1,824,606	1,824,606	0	0	1.74050
MAN000000118900	GOMEZ RIVAS OMAR JOSE	1,389,601	20,000	20,000	0	0	.01907
MAN000000004100	GOMEZ RUIZ ALFREDO.	3,177,249	50,442	50,442	0	0	.04811
MAN000000004200	GOMEZ-RUIZ RODRIGUEZ GUST	3,185,691	1,425,072	1,425,072	0	0	1.35938
MAN000000070600	GOMEZ-RUIZ SPAGNA ADRIANA	3,177,249	10,500	10,500	0	0	.01001
MAN000000057400	GONZALEZ CARIAS AURA VALE	3,658,179	1,890	1,890	0	0	.00180

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 26/10/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 6

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000145000	GONZALEZ CLAVELLI ANDRES	6,820,671	86	86	0	0	.00008
MAN000000042200	GONZALEZ DE GAMBOA MARIA	0	66,276	66,276	0	0	.06322
MAN000000144200	GONZALEZ DE TAMAYO LUZ DA	13,285,399	100	100	0	0	.00009
MAN000000145400	GONZALEZ DUGARTE JOSE DE	984,356	3,440	3,440	0	0	.00328
MAN000000005000	GONZALEZ F. MARIA FERNAND	4,456,050	84,546	84,546	0	0	.08064
MAN000000204700	GONZALEZ FERRI MANUEL	5,422,620	1,594,510	1,594,510	0	0	1.52101
MAN000000182700	GONZALEZ PEREZ PATRICIA A	11,227,401	5,260	5,260	0	0	.00501
MAN000000057500	GONZALEZ REYES JOSE ANTON	7,227,261	1,890	1,890	0	0	.00180
MAN000000049400	GONZALEZ RODRIGUEZ WILLIA	4,566,920	2,394	2,394	0	0	.00228
MAN000000030100	GONZALEZ TEIJIDO ADOLFO	9,968,472	1,428	1,428	0	0	.00136
MAN000000057600	GRANADILLO CAMPOS HECTOR	5,263,553	1,890	1,890	0	0	.00180
MAN000000078600	GRESPAN RAMIREZ MILCO ATI	8,004,463	1,500	1,500	0	0	.00143
MAN000000168100	GRILLET INSERRI SONSIRE C	5,420,938	40,000	40,000	0	0	.03815
MAN000000186700	GRIMALDI DE LIMA RAUL RAI	10,333,377	20,000	20,000	0	0	.01907
MAN000000031300	GROSPERCA, .C.A.	J002382210	2,184	2,184	0	0	.00208
MAN000000075300	GUARDAZZI GOMEZ FERNANDO	9,882,547	75,000	75,000	0	0	.07154
MAN000000186100	GUARDAZZI GOMEZ MARIA F.	9,882,547	75,000	75,000	0	0	.07154
MAN000000133900	GUEVARA PORRAS JOSBELL	6,258,940	900	900	0	0	.00085
MAN000000138100	GUTIERREZ DE EGAµA AMANDA	4,349,522	4,500	4,500	0	0	.00429
MAN000000164500	GUZMAN OLIVO FELIPE BAUTI	5,015,905	2,300	2,300	0	0	.00219
MAN000000197800	HEREDIA JUAN BAUTISTA	639,904	100,000	100,000	0	0	.09539
MAN000000044800	HERMEN 5000 C.A.	J300789705	55,351	55,351	0	0	.05279
MAN000000186600	HERNANDEZ ALVAREZ MARIA D	5,523,342	100	100	0	0	.00009
MAN000000190500	HERNANDEZ MARTIN FRANCISC	6,322,089	4,410	4,410	0	0	.00420
MAN000000174800	HERNANDEZ PADRON ANGEL GO	6,302,275	10,000	10,000	0	0	.00953
MAN000000056500	HERNANDEZ VISO RAFAEL AND	6,925,148	2,940	2,940	0	0	.00280
MAN000000067900	HERRERA RAMIREZ JORGE ANT	6,814,497	26,250	26,250	0	0	.02504
MAN000000029200	HIDROCONSTRUCCIONES 37, C	J003126527	2,184	2,184	0	0	.00208
MAN000000036000	ICCB VALORES, C.A.	J003617296	76,482	76,482	0	0	.07295
MAN000000173000	INDEX FINANZAS, C.A.	J303712380	25,000	25,000	0	0	.02384
MAN000000068200	INMOBILIARIA ARA, S.A.	J001564039	33,600	33,600	0	0	.03205
MAN000000041400	INMOBILIARIA LA ONSEDONIA	J302476380	5,726,851	5,726,851	0	0	5.46288
MAN000000038300	INMOBILIARIA ZAIT MONET,	J300217485	19,404	19,404	0	0	.01850
MAN000000037800	INMUEBLES E INV. F.GOMEZ	J003501468	7,434	7,434	0	0	.00709
MAN000000120300	INVERSIONES AVIDULES, C.A	J002421171	17,000	17,000	0	0	.01621
MAN000000026000	INVERSIONES BACIANI,C.A.	J003661708	1,302	1,302	0	0	.00124
MAN000000205600	INVERSIONES CEYPA GOMEZ,	J312865725	2,231,250	2,231,250	0	0	2.12840
MAN000000089600	INVERSIONES COCOLI C.A.	J001240357	5,000	5,000	0	0	.00476
MAN000000031200	INVERSIONES GLOBALCORP, C	J300103986	48,678	48,678	0	0	.04643
MAN000000040300	INVERSIONES GRUPO 21,C.A.	J003159212	2,612	2,612	0	0	.00249
MAN000000009500	INVERSIONES HYADES, C.A.	J002061022	220,000	220,000	0	0	.20985
MAN000000191600	INVERSIONES INVEMA 2000,	J305605831	323,682	323,682	0	0	.30876
MAN000000010700	INVERSIONES INVERDELGO, C	J302652650	1,133,172	1,133,172	0	0	1.08094
MAN000000116800	INVERSIONES JUVIGO C.A	J075481658	9	9	0	0	.00000
MAN000000105600	INVERSIONES KAZALY, C.A.	J003587648	378	378	0	0	.00036
MAN000000023400	INVERSIONES KHAFRE, C.A.	J002355476	1,821,456	1,821,456	0	0	1.73750
MAN000000025400	INVERSIONES MOLINILLO, C.	J001067906	44,856	44,856	0	0	.04278
MAN000000002300	INVERSIONES MORAVIA, C.A.	J002393106	50,919,498	50,919,498	0	0	48.57247

BANCO VENEZOLANO DE CREDITO PROGRAMA BATR9000
COMPUTACIONES VENCRED FECHA 26/10/07
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 7

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN00000039400	INVERSIONES OSMARASIL, C.	J002257814	2,718	2,718	0	0	.00259
MAN00000000200	INVERSIONES PALMIRA C.A.	J004912739	126	126	0	0	.00012
MAN00000023600	INVERSIONES PEµISTU, C.A.	J003690686	504	504	0	0	.00048
MAN00000005800	INVERSIONES PEREZ PARIS.	J000634343	28,980	28,980	0	0	.02764
MAN00000044500	INVERSIONES PITARA, S.A.	J001363386	8	8	0	0	.00000
MAN00000204300	INVERSIONES PPSD, C.A.	J312050616	17	17	0	0	.00001
MAN00000104100	INVERSIONES PRIVEGAS, S.A	J001150382	620	620	0	0	.00059
MAN00000039000	INVERSIONES SF118 C.A.	J300569055	51,021,642	51,021,642	0	0	48.66991
MAN00000197600	INVERSIONES TALBOT, C.A.	J001528636	3,907,906	3,907,906	0	0	3.72777
MAN00000043900	INVERSIONES TAUCHO, C.A.	J001751025	28,014	28,014	0	0	.02672
MAN00000205500	INVERSIONES THE BEST SUPP	J002933330	31,000	31,000	0	0	.02957
MAN00000011300	INVERSIONES TOMHAR, C.A.	J003311391	18,394,446	18,394,446	0	0	17.54659
MAN00000068300	INVERSIONES VEIQUEVE, S.A	J002142715	127,600	127,600	0	0	.12171
MAN00000063500	INVERSIONES 19.451, C.A.	J002583886	250,090	250,090	0	0	.23856
MAN00000006500	INVERSIONES 218177, C.A.	J001217479	3,000,000	3,000,000	0	0	2.86172
MAN00000013500	INVERSIONES 3 DE OCTUBRE,	J002671262	815,136	815,136	0	0	.77756
MAN00000062500	INVERSIONES 301130, C.A	J301651472	20,456,474	20,456,474	0	0	19.51357
MAN00000100800	INVERSIONES 7426, S.A.	J300078485	1,394,606	1,394,606	0	0	1.33032
MAN00000197200	INVERSIONES 85735, LTD	J306225129	22	22	0	0	.00002
MAN00000012600	INVERSIONES 935431, C.A.	J003444774	3,459,960	3,459,960	0	0	3.30048
MAN00000069300	INVERSIONES 9861680, C.A.	J003597163	2,164,400	2,164,400	0	0	2.06463
MAN00000099300	INVERSORA BENAZOLVE,S.A	J302092299	40,000	40,000	0	0	.03815
MAN00000042000	INVERSORA CONDEISA, C.A.	J003614831	682,080	682,080	0	0	.65064
MAN00000174100	INVERSORA CORRALITO, S.A.	J000766223	9,052	9,052	0	0	.00863
MAN00000062900	INVERSORA 3-10-64, C.A.	J002671254	423,150	423,150	0	0	.40364
MAN00000097000	INVERWORLD SOC. DE CORRET	J301938887	2,000	2,000	0	0	.00190
MAN00000171400	INVESTEMA SOCIEDAD DE COR	J303446582	10,000	10,000	0	0	.00953
MAN00000024800	J.D. CORDERO Y ASOC.CASA	J075862002	5,418	5,418	0	0	.00516
MAN00000072200	JARDIN DOS SANTOS AMERICO	11,197,727	5,000	5,000	0	0	.00476
MAN00000093900	JESURUM BELISARIO JOSE LU	3,187,695	100	100	0	0	.00009
MAN00000046200	JULIO A. VILLASMIL C. Y H	J	17,766	17,766	0	0	.01694
MAN00000141100	KAUFFMANN RAMIREZ CARLOS	10,337,600	36,000	36,000	0	0	.03434
MAN00000135000	KEHRHAHN STOLK ADOLFO HEN	8,343,804	500	500	0	0	.00047
MAN00000046800	LA PORTA RENATO	0	5,040	5,040	0	0	.00480
MAN00000133100	LAM KWAI CHEUNG JACK	81,969,353	7,500	7,500	0	0	.00715
MAN00000079900	LAMUS ROSALES SIMON CLEME	12,384,564	28,150	28,150	0	0	.02685
MAN00000021300	LAPCO TABICMAM LEON.	294,981	5,334	5,334	0	0	.00508
MAN00000204500	LARRAZABAL GONZALEZ ENRIQ	7,179,181	15,700	15,700	0	0	.01497
MAN00000035600	LAURENT BONNET JEAN MICHE	82,104,873	42	42	0	0	.00004
MAN00000194400	LAZZARI DE VERA LEONORA	3,180,798	1,000	1,000	0	0	.00095
MAN00000071600	LEAL DE MICHAEL MARIA MAR	3,657,124	220,500	220,500	0	0	.21033
MAN00000018900	LEAL VILLALON MARIO PATRI	12,070,465	19,404	19,404	0	0	.01850
MAN00000059200	LEMOINE ELIA FREDDY	3,812,521	1,890	1,890	0	0	.00180
MAN00000135200	LEON MARTINEZ LILIAN ONEI	3,237,154	1,000	1,000	0	0	.00095
MAN00000176300	LEON RAMIREZ DANICE KATIN	11,932,693	3,085	3,085	0	0	.00294
MAN00000020700	LEON ROJAS ARISTARCO PISE	85,225	15,000	15,000	0	0	.01430
MAN00000057700	LIZCANO GALVAN HENRY ALBE	5,266,898	1,890	1,890	0	0	.00180
MAN00000057800	LOAIZA OROPEZA CELIA ROSA	7,176,455	1,890	1,890	0	0	.00180

BANCO VENEZOLANO DE CREDITO PROGRAMA BATR9000
COMPUTACIONES VENCRED FECHA 26/10/07
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 8

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MANO0000176100	LOPEZ RODRIGUEZ LUIS	6,310,155	2,500	2,500	0	0	.00238
MANO0000033500	LOPEZ ROJAS CARLOS AUGUST	3,225,759	72	72	0	0	.00006
MANO0000072900	LOVERA SANCHEZ WILMER EDI	5,976,038	2,400	2,400	0	0	.00228
MANO0000203200	LUCCA BIANCHI ANABELLA	15,179,098	12,384,043	12,384,043	0	0	11.81322
MANO0000186500	LUNA HERNANDO LUIS	7,444,883	850	850	0	0	.00081
MANO0000053900	MACERO RODRIGUEZ BEATRIZ	6,562,613	21,000	21,000	0	0	.02003
MANO0000198400	MADINA INVESTMENTS LTD.	J311927476	22	22	0	0	.00002
MANO0000094900	MAGO RODRIGUEZ LEOPOLDO J	10,461,621	8,000	8,000	0	0	.00763
MANO0000159200	MAMAN NENDEZ GISELA	9,882,304	5,000	5,000	0	0	.00476
MANO0000202300	MANCERA FONT GUSTAVO JOSE	5,532,735	1,500	1,500	0	0	.00143
MANO0000092800	MANRIQUE HUIZI CAMILO FEL	11,029,975	40,000	40,000	0	0	.03815
MANO0000054300	MANTEIGA GARCIA JOSE	2,103,522	58,632	58,632	0	0	.05592
MANO0000075000	MANTEIGA PEREZ MAGALY	8,816,647	12,600	12,600	0	0	.01201
MANO0000079600	MAPFRE LA SEGURIDAD,C.A.	J000214107	9,338	9,338	0	0	.00890
MANO0000054800	MARANTE CASTILLO MARUMA V	3,887,541	1,260	1,260	0	0	.00120
MANO0000046100	MARCIALES MARTIN	0	17,766	17,766	0	0	.01694
MANO0000147900	MARIN DE FERNANDEZ MARIA	5,093,402	500	500	0	0	.00047
MANO0000049700	MARIN MORENO BEATRIZ JOSE	6,060,637	394	394	0	0	.00037
MANO0000188100	MARINE FERRE JOSE	1,866,338	2,000	2,000	0	0	.00190
MANO0000040500	MARTINEZ DE THOMSON JUANA	2,249,671	3,000,000	3,000,000	0	0	2.86172
MANO0000186400	MARTINEZ DIAZ JOSE ANGEL	2,862,537	6,157	6,157	0	0	.00587
MANO0000155700	MARTINEZ DUBRA JOSE MANUE	81,217,643	3,200	3,200	0	0	.00305
MANO0000157200	MARTINEZ ESPINOZA HUMBERT	5,971,582	3,200	3,200	0	0	.00305
MANO0000026900	MARTINEZ GARRIDO IGNACIO	2,767,335	3,570	3,570	0	0	.00340
MANO0000040400	MARTINEZ GOMEZ CARMEN ELE	2,249,670	592,472	592,472	0	0	.56516
MANO0000160300	MARTINEZ GONZALEZ VICTOR	967,831	3,200	3,200	0	0	.00305
MANO0000148700	MATA MERINO MANUEL	6,299,093	33,620	33,620	0	0	.03207
MANO0000004900	MATUTE RUIZ OLGA.	0	114,030	114,030	0	0	.10877
MANO0000000400	MAURY DE PAPARONI ALICIA	228,851	168,750	168,750	0	0	.16097
MANO0000143200	MAURY RODRIGUEZ MARIA EUG	6,555,660	4,049	4,049	0	0	.00386
MANO0000060500	MEDRANO AGUILAR ASEL ISAA	9,659,837	504	504	0	0	.00048
MANO0000201000	MEDRANO DE ASPRINO GLADYS	565,580	1,260	1,260	0	0	.00120
MANO0000200900	MEDRANO DE AVILA FELICIA	559,452	1,260	1,260	0	0	.00120
MANO0000200800	MEDRANO ESPINOZA JOSE FEL	559,830	1,260	1,260	0	0	.00120
MANO0000200700	MEDRANO ESPINOZA MERCEDES	1,789,381	1,260	1,260	0	0	.00120
MANO0000076800	MELIAN TRUJILLO JOSE ALBE	4,350,479	11,216	11,216	0	0	.01069
MANO0000181500	MENDEZ ESCALANTE MANUEL E	7,544	14,500	14,500	0	0	.01383
MANO0000005600	MENDEZ ESTEVEZ CARMEN TER	6,809,914	3,066	3,066	0	0	.00292
MANO0000076300	MENDEZ MARTINEZ CARLOS AU	43,487	41	41	0	0	.00003
MANO0000009400	MENDEZ MENDEZ CARLOS FELI	6,914,120	1,000	1,000	0	0	.00095
MANO0000135700	MENDEZ NELLY DE JESUS	3,725,794	2,200	2,200	0	0	.00209
MANO0000141300	MENDEZ PEÑALVER CARMEN EM	3,152,763	3,000	3,000	0	0	.00286
MANO0000166600	MENDEZ RANGEL GRICEL ESTH	14,629,079	4,000	4,000	0	0	.00381
MANO0000043500	MENDOZA PIRES LUIS IGNACI	3,181,392	126	126	0	0	.00012
MANO0000052400	MERLO MENDOZA ENRIQUE JOS	1,745,320	171,738	171,738	0	0	.16382
MANO0000125700	MILANASA LLC	J308476072	5	5	0	0	.00000
MANO0000004000	MIRANDA DE RODRIGUEZ LUIS	212,171	59,850	59,850	0	0	.05709
MANO0000050000	MOLINA MOROS BENJAMIN	2,245,426	2,394	2,394	0	0	.00228

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL RIF J-00002970-9

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 26/10/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 9

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MANO0000065200	MONTAAO CARRASCO CIRILO	32,366	6,750	6,750	0	0	.00643
MANO0000167400	MONTES DE OCA GUTIERREZ J	6,910,667	6,000	6,000	0	0	.00572
MANO0000056000	MONTES GOMEZ ALVARO	9,882,474	12,600	12,600	0	0	.01201
MANO0000140900	MONTES NARVAEZ GONZALO AR	769,892	16,500	16,500	0	0	.01573
MANO0000057900	MONTIEL DE CORRO MARLENE	5,275,530	1,134	1,134	0	0	.00108
MANO0000050100	MORA CIANGHEROTTI NOEMY	7,220,942	1,764	1,764	0	0	.00168
MANO0000058000	MORALES JOSE ANTONIO (DIF	6,053,526	1,890	1,890	0	0	.00180
MANO0000141500	MORENO PEREZ ANIBAL JAVIE	10,339,020	1,700	1,700	0	0	.00162
MANO0000128400	MORENO RAFAEL RAMON	2,145,478	3,000	3,000	0	0	.00286
MANO0000125900	MORON APONTE FEDERICO	238,723	6,600	6,600	0	0	.00629
MANO0000064800	MOROS CAVICCHIONI HORACIO	10,331,080	5,250	5,250	0	0	.00500
MANO0000162500	MORRIS GUTIERREZ JOHN STA	6,563,138	5,000	5,000	0	0	.00476
MANO0000079800	MORRISON COLIMODIO PATRIC	6,979,770	1,000	1,000	0	0	.00095
MANO0000020100	MOUCHET PERELLO VIKTOR RE	6,972,947	1,764	1,764	0	0	.00168
MANO0000123000	MUJICA PALUMBO JOSE ALEJA	10,283,115	28,000	28,000	0	0	.02670
MANO0000015900	NANNINI SCOVINO MAURO BRU	5,308,444	14,300	14,300	0	0	.01364
MANO0000100400	NATSCUMCO(NOMINEE FOR CIT	J303087116	1,188,456,125	1,188,456,125	0	0	33.67685
MANO0000038200	NAVARRO ORTIZ ANGEL	2,060,278	56,196	56,196	0	0	.05360
MANO0000143500	NEHER BORJAS BERNARDO ENR	1,724,475	29,904	29,904	0	0	.02852
MANO0000037000	NERI LUCIANI ANTONIO JOSE	9,967,584	42	42	0	0	.00004
MANO0000058100	NICOLAU DE GARCIA ROSA MA	5,269,453	6,300	6,300	0	0	.00600
MANO0000137800	NUµEZ ISAVA FERNANDO	4,081,010	500	500	0	0	.00047
MANO0000024200	NUNES ABILIO MANUEL	81,722,678	25,882	25,882	0	0	.02468
MANO0000190400	OCCHINO RAGUSA FILIPPO	6,349,236	25,000	25,000	0	0	.02384
MANO0000107800	OCCHINO RAGUSA GIOVANNI	6,271,737	29,942	29,942	0	0	.02856
MANO0000055700	OJEDA RODRIGUEZ JOHNNY AL	3,585,749	3,654	3,654	0	0	.00348
MANO0000061800	ORAMAS PAEZ SANTIAGO JOSE	3,350,244	6,300	6,300	0	0	.00600
MANO0000151900	ORLANDO LOPEZ ANTONINO	10,823,376	2,000	2,000	0	0	.00190
MANO0000043700	OTEYZA SCULL JAIME	2,940,697	5,334	5,334	0	0	.00508
MANO0000046500	PACHECO MARCIALES LUCIO	0	5,922	5,922	0	0	.00564
MANO0000102600	PADRON DE GRASSO MARIA SU	7,682,347	4,000	4,000	0	0	.00381
MANO0000134400	PAEZ RINCON MANUEL VICENT	10,449,196	1,067	1,067	0	0	.00101
MANO0000085600	PALAZZI OCTAVIO CARLOS AL	6,979,504	870	870	0	0	.00082
MANO0000203400	PAPARONI DE PAHL MARITZA	3,151,816	176,994	176,994	0	0	.16883
MANO0000006400	PAPARONI MAURY ALICIA MAR	5,532,404	6,200,000	6,200,000	0	0	5.91422
MANO0000006600	PAPARONI MAURY CARLOS HEN	6,562,483	6,200,000	6,200,000	0	0	5.91422
MANO0000203500	PAPARONI MICALE CONO MARI	270,433	176,994	176,994	0	0	.16883
MANO0000027300	PAPARONI MICALE FERNANDO	2,113,431	905,996	905,996	0	0	.86423
MANO0000010400	PAPARONI MICALE JOSE GAET	270,434	326,994	326,994	0	0	.31192
MANO0000203600	PAPARONI MICALE JOSEFINA	1,887,236	176,994	176,994	0	0	.16883
MANO0000068400	PAPARONI SANCHEZ GUSTAVO	6,749,570	2,000	2,000	0	0	.00190
MANO0000068500	PAPARONI SANCHEZ SILVIA	11,739,030	12,000	12,000	0	0	.01144
MANO0000134800	PARDO ZABALA MARIA ELIZAB	7,169,271	1,000	1,000	0	0	.00095
MANO0000052500	PARRA FLORENSA CARLOS JOS	8,870,564	1,134	1,134	0	0	.00108
MANO0000029100	PARRA PARDI MARIA ELENA	1,719,084	3,696	3,696	0	0	.00352
MANO0000019400	PASSINI CALORE ANGELO.	2,952,820	1,882	1,882	0	0	.00179
MANO0000050200	PATIµO PEREZ TRINA MARGAR	4,516,265	29,736	29,736	0	0	.02836
MANO0000066000	PAUL ALFREDO LUIS.	3,177,669	5,250	5,250	0	0	.00500

BANCO VENEZOLANO DE CREDITO — PROGRAMA BATR9000
COMPUTACIONES VENCRED — FECHA 26/10/07
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 10

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000113800	PEAALOZA CARMEN ZULAY	9,096,246	100	100	0	0	.00009
MAN000000129700	PEDRAZA DE AVILA LAURA EL	3,753,051	1,000	1,000	0	0	.00095
MAN000000096500	PELLICER DE VILLASMIL HIL	2,994,724	15,000	15,000	0	0	.01430
MAN000000055400	PERDOMO GONZALEZ NESTOR	46,884	119,238	119,238	0	0	.11374
MAN000000029500	PEREZ DE HERNANDEZ CARMEN	2,094,595	22,428	22,428	0	0	.02139
MAN000000061100	PEREZ FREDDY ARMANDO	5,217,871	12,600	12,600	0	0	.01201
MAN000000169800	PEREZ LOPEZ RUBEN	5,530,411	10,000	10,000	0	0	.00953
MAN000000175300	PEREZ MADRIZ JULIET BETIN	5,523,835	500	500	0	0	.00047
MAN000000203800	PEREZ RODERO MARIA JOSE	10,517,282	1,323	1,323	0	0	.00126
MAN000000138200	PERISSE RODRIGUEZ LILENA	11,682,940	5,021	5,021	0	0	.00478
MAN000000061000	PINEDO CASTILLO MAITRELLA	7,226,050	504	504	0	0	.00048
MAN000000038000	PITA PITA CARLOS	6,563,699	3,696	3,696	0	0	.00352
MAN000000034700	PLANCHART MARQUEZ REINALD	5,535,369	4,452	4,452	0	0	.00424
MAN000000175800	POLANCO PADILLA JOSUE	10,515,242	2,500	2,500	0	0	.00238
MAN000000178000	POLEO SCHMIDT ALBERTO IGN	9,880,649	2,800	2,800	0	0	.00267
MAN000000171000	PONS SOLER JOSE MARIA	1,874,068	60,300	60,300	0	0	.05752
MAN000000150500	PRAT CARIM ARIEL	1,853,648	604	604	0	0	.00057
MAN000000128100	PRATO DE ACEDO JOSEFINA	1,645,306	1,600	1,600	0	0	.00152
MAN000000189100	PRIMUS MERCADO DE CAPITAL	J303486088	1,000	1,000	0	0	.00095
MAN000000035400	PROGRESO MERCADO DE CAPIT	J300099911	4,452	4,452	0	0	.00424
MAN000000146300	PROMOCIONES MAROVEGAS, C.	J001151966	2,000	2,000	0	0	.00190
MAN000000025900	PROMOTORA ABSA, C.A.	J003394459	2,366	2,366	0	0	.00225
MAN000000033300	PUPPIO ZINGG VICENTE JOSE	9,971,382	3,570	3,570	0	0	.00340
MAN000000166100	RAGUSA SAGLIMBENI ANTONIE	7,448,231	59,850	59,850	0	0	.05709
MAN000000052700	RAMIREZ CONTRERAS RAMON E	2,149,926	59,262	59,262	0	0	.05653
MAN000000047300	RAMIREZ LUJAN JULIA ERNES	153,014	126	126	0	0	.00012
MAN000000003200	RAMIREZ ORTIZ ANGEL JESUS	935,431	13	13	0	0	.00001
MAN000000034800	RAMIREZ SULBARAN BRIXON M	7,815,754	420	420	0	0	.00040
MAN000000032900	RANGEL FORNEZ JOSE GREGOR	5,533,846	88	88	0	0	.00008
MAN000000003500	RECARTE GAZTELUMENDI ROMA	2,118,395	40,362	40,362	0	0	.03850
MAN000000060400	REQUENA ORLANDO ANTONIO	5,269,025	1,134	1,134	0	0	.00108
MAN000000058300	REQUENA WILLIAMS RAMON	7,209,963	1,764	1,764	0	0	.00168
MAN000000076700	RETO VALORES CARVICHI, C.	J003578517	20,000	20,000	0	0	.01907
MAN000000147200	REZNICEK WEIRAUCHOVA HANY	1,710,885	2,245,264	2,245,264	0	0	2.14177
MAN000000022900	RIBEIRO DE GOUVEIA ALDEMA	5,966,632	3,696	3,696	0	0	.00352
MAN000000013900	RICOL DE TINOCO ANA LOURD	6,070,708	4,452	4,452	0	0	.00424
MAN000000089200	RIPANTI DE AMAYA MIREYA	3,971,319	50,000	50,000	0	0	.04769
MAN000000060900	RIVAS BERNERD	7,252,841	1,890	1,890	0	0	.00180
MAN000000024000	RIVERO GUERRERO SAULO ALE	5,129,662	1,764	1,764	0	0	.00168
MAN000000064100	RIVERO LEGORBURU LUIS ALB	71,877	5,250	5,250	0	0	.00500
MAN000000129900	RIZZUTI FERRARI VICENTE A	2,561,510	4,018	4,018	0	0	.00383
MAN000000134100	ROBLETO DE ANDRADE MARIA	3,157,344	708	708	0	0	.00067
MAN000000046900	RODRIGUEZ ALIX	0	882	882	0	0	.00084
MAN000000013700	RODRIGUEZ DE CHAVEZ MAGAL	3,720,995	2,142	2,142	0	0	.00204
MAN000000032400	RODRIGUEZ ERASO FERMIN AN	6,164,870	3,424	3,424	0	0	.00326
MAN000000167800	RODRIGUEZ FERREIRA JOSE L	11,307,497	3,600	3,600	0	0	.00343
MAN000000052600	RODRIGUEZ HERNANDEZ EDGAR	2,887,769	5,964	5,964	0	0	.00568
MAN000000055100	RODRIGUEZ LOPEZ MANUEL	1,450,769	187,238	187,238	0	0	.17860

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 26/10/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 11

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MANO00000110800	RODRIGUEZ REGGETI CARLOS	3,176,653	588	588	0	0	.00056
MANO00000055300	RODRIGUEZ RODRIGUEZ HECTO	4,191,198	12,600	12,600	0	0	.01201
MANO00000140500	ROJAS GONZALEZ YANELLI JO	6,242,169	1,570	1,570	0	0	.00149
MANO00000196400	ROMERO MARTINEZ FELIX	3,609	44,856	44,856	0	0	.04278
MANO00000027200	ROMERO THORMAHLEN ANDRES.	3,664,281	36,682	36,682	0	0	.03499
MANO00000122200	ROMERO VALENCIA CARLOS	3,869,107	4,000	4,000	0	0	.00381
MANO00000054000	RONDON MOLINA HAZAUL	2,289,790	5,964	5,964	0	0	.00568
MANO00000169600	ROSALES ALVAREZ SERGIO OS	5,968,615	2,460	2,460	0	0	.00234
MANO00000201200	ROSALES DE LABRADOR SONIA	2,153,578	210	210	0	0	.00020
MANO00000201100	ROSALES DE PARRA GLORY	3,231,676	210	210	0	0	.00020
MANO00000201300	ROSALES DE PEREZ MIRNA	3,476,104	210	210	0	0	.00020
MANO00000201400	ROSALES MEDRANO CARLOS	2,155,250	210	210	0	0	.00020
MANO00000201600	ROSALES MEDRANO LUIS	3,406,526	210	210	0	0	.00020
MANO00000201500	ROSALES MEDRANOS PEDRO	3,144,380	210	210	0	0	.00020
MANO00000176500	ROSAS PAIS EDUARDO JOAQUI	6,054,449	18,072	18,072	0	0	.01723
MANO00000048400	ROSQUETE PORCAR DE V. NIL	8,578,040	4,704	4,704	0	0	.00448
MANO00000022200	ROTH BLUMENKRANE ALAN DAV	5,541,143	2,646	2,646	0	0	.00252
MANO00000037900	ROTUNDO DE VIEGA ANA MARI	5,539,210	1,050	1,050	0	0	.00100
MANO00000170200	ROUSSET THIERRY JEAN EDOU	9,571,140	17,600	17,600	0	0	.01678
MANO00000124500	RUBIO ESPITIA JOSE GREGOR	987,645	2,000	2,000	0	0	.00190
MANO00000050500	RUEDA GUARIN BEATRIZ ERNE	6,361,866	1,134	1,134	0	0	.00108
MANO00000052100	RUIZ ALMANDOZ ISMAEL JOSE	1,725,241	194,148	194,148	0	0	.18519
MANO00000004800	RUIZ DE ESCUDER ANA SOFIA	1,894,439	114,030	114,030	0	0	.10877
MANO00000042800	RUIZ DE PANTIN ELENA	0	18,438	18,438	0	0	.01758
MANO00000021900	RUIZ JORGE ENRIQUE.	5,211,678	3,570	3,570	0	0	.00340
MANO00000197400	RUIZ MORENO MARIA AURORA	3,563,245	60,000	60,000	0	0	.05723
MANO00000124000	RUSSO LAPENTA ACHILE	6,157,440	450	450	0	0	.00042
MANO00000065400	S.A. DE EDUC.Y CULTURA RE	J030979938	78,750	78,750	0	0	.07512
MANO00000142200	SAHMKOW RANGEL RAMON EDUA	3,124,028	23,500	23,500	0	0	.02241
MANO00000074700	SALAS DELFINO GUILLERMO A	5,314,494	8,400	8,400	0	0	.00801
MANO00000074900	SALAS PARRA TITO	28,087	188,160	188,160	0	0	.17948
MANO00000159600	SALVATIERRA RAMOS ROBERTO	4,768,561	250,000	250,000	0	0	.23847
MANO00000003800	SANABRIA GARCIA ENRIQUE	3,658,351	115,164	115,164	0	0	.10985
MANO00000068600	SANCHEZ DE PAPARONI MARIA	3,401,999	112,000	112,000	0	0	.10683
MANO00000134000	SANCHEZ DE PERERA SYLVIA	5,299,118	15,500	15,500	0	0	.01478
MANO00000159100	SANCHEZ GARCIA VIANNEY AG	9,417,681	6,097	6,097	0	0	.00581
MANO00000145200	SANDOVAL SUAREZ JOSE ALI	3,729,248	50,000	50,000	0	0	.04769
MANO00000023500	SANTANA NARVAEZ JOSE DE J	6,870,154	882	882	0	0	.00084
MANO00000142400	SANTOS MENDEZ ANTONIO JUA	6,087,124	20	20	0	0	.00001
MANO00000143800	SAVINO PALACIOS RAUL	4,354,308	4,000	4,000	0	0	.00381
MANO00000180800	SCHAUBLE DE GISLER ELISAB	11,345,268	1,000	1,000	0	0	.00095
MANO00000034000	SCHMID WERNER	15,182,060	1,176	1,176	0	0	.00112
MANO00000036600	SCULL MEDEROS EDUARDO REN	4,084,233	12,222	12,222	0	0	.01165
MANO00000025500	SEQUEIRA SANTAELLA JOSE M	6,809,631	3,570	3,570	0	0	.00340
MANO00000034200	SEQUERA INAGAS LUIS JAVIE	10,346,617	294	294	0	0	.00028
MANO00000048300	SERV.INMOBILIARIOS 13 DE	J301020871	44,096,976	44,096,976	0	0	42.06442
MANO00000182000	SIEDER DE NARVAEZ SUSANA	7,239,408	1,800	1,800	0	0	.00171
MANO00000026100	SILVA GRANADOS VICTOR JOS	3,414,719	126	126	0	0	.00012

ARCHIVO RECIBIDO
2007 NOV 2 PM 06
COMISION NACIONAL DE VALORES

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 26/10/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 12

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000035700	SIMON KOSKAS ARMAND SALOM	82,056,871	294	294	0	0	.00028
MAN000000166900	SINRAM GRINVALDS ARNO CAR	4,172,202	868	868	0	0	.00082
MAN000000043200	SIRACUSA LILIANA	0	630	630	0	0	.00060
MAN000000131300	SISO SOSA ARTURO IGNACIO	12,625,895	2,300	2,300	0	0	.00219
MAN000000078100	SOLANILLA KOCH ELIZABETH	5,425,713	75,000	75,000	0	0	.07154
MAN000000170500	SOLLECITO ERRICO DOMENICO	10,474,893	2,400	2,400	0	0	.00228
MAN000000092100	SOLORZANO NICOLAS	4,312,228	40	40	0	0	.00003
MAN000000034600	SOSA FREITES JORGE LUIS	5,524,353	672	672	0	0	.00064
MAN000000059100	SOTILLO PEREZ LUIS ANDRES	6,434,271	6,300	6,300	0	0	.00600
MAN000000184000	SOTO APONTE PEDRO JOSE	1,713,422	63,800	63,800	0	0	.06085
MAN000000027100	STARKE AROCHA SIMON AUGUS	7,026,053	882	882	0	0	.00084
MAN000000193900	SUAREZ MUJICA RAFAEL FRAN	3,178,499	26,000	26,000	0	0	.02480
MAN000000124100	SUAREZ OTERO MANUEL JOSE	11,227,150	140,000	140,000	0	0	.13354
MAN000000102900	SUAREZ RAFAEL EDMUNDO	2,765,015	80	80	0	0	.00007
MAN000000058500	SUAREZ RIVERO JEABELL YVA	4,367,050	1,890	1,890	0	0	.00180
MAN000000001200	SUC DELFINO ARRIENS GUSTA	217,205	231,840	231,840	0	0	.22115
MAN000000160800	SULTAN BENDAYAN ISAAC ENR	5,537,521	6,500	6,500	0	0	.00620
MAN000000097100	SULVARAN DE SARDI NANCY M	646,486	4,000	4,000	0	0	.00381
MAN000000016900	TAMAYO LAVIE FERNANDO ENR	4,087,380	17,934	17,934	0	0	.01710
MAN000000081800	TEXIER TORRES EDUARDO	2,685,298	24	24	0	0	.00002
MAN000000189700	THREE D INTERNATIONAL MAR	J305524220	23	23	0	0	.00002
MAN000000103500	TINOCO RICHTER CESAR	5,680	8,000	8,000	0	0	.00763
MAN000000042700	TIRADO ANTONIO	0	20,916	20,916	0	0	.01995
MAN000000012200	TOLEDANO A. DINA MARGARIT	5,664,714	1,386	1,386	0	0	.00132
MAN000000016600	TOLEDANO MAMAN AARON	1,521,675	504	504	0	0	.00048
MAN000000205200	TOLEDO CARRASQUERO ADRINA	5,001,866	2,167	2,167	0	0	.00206
MAN000000205300	TOLEDO CARRASQUERO MERCED	5,539,562	2,166	2,166	0	0	.00206
MAN000000102500	TOLEDO CARRASQUERO OSCAR	5,967,875	2,167	2,167	0	0	.00206
MAN000000190600	TOP SYSTEM INTERNATIONAL,	J303695779	3,000	3,000	0	0	.00286
MAN000000056300	TORREALBA MARIA CANDELARI	5,612,756	1,134	1,134	0	0	.00108
MAN000000050600	TORREALBA VILLALBA HILDA	5,373,787	2,394	2,394	0	0	.00228
MAN000000152700	TRAVIESO PASSIOS ALFREDO	1,733,805	280,000	280,000	0	0	.26709
MAN000000073500	TRUJILLO MARTINEZ OSCAR A	9,417,103	1,184	1,184	0	0	.00112
MAN000000032800	TRUJILLO TRUJILLO HECTOR	3,399,120	2,898	2,898	0	0	.00276
MAN000000032700	TRUJILLO TRUJILLO JULIO	903,963	2,898	2,898	0	0	.00276
MAN000000156600	TRUM MORONEY JOHN MORONEY	921,871	25,000	25,000	0	0	.02384
MAN000000169300	URAN CARDONA MARIO	6,276,556	4,500	4,500	0	0	.00429
MAN000000036100	URBANO BERRIZBEITIA JOAQU	6,302,360	3,696	3,696	0	0	.00352
MAN000000173900	VALDERRAMA TOMAS	49,576	5,000	5,000	0	0	.00476
MAN000000030300	VALERO DE ZAMBRANO MARIA	6,561,456	1,428	1,428	0	0	.00136
MAN000000026700	VALLES MARCANO ALFREDO.	3,657,158	320	320	0	0	.00030
MAN000000014900	VALORES PISA, C.A.	J003324612	5,964	5,964	0	0	.00568
MAN000000120400	VALORES VALFESA CASA DE B	J003633771	8,680	8,680	0	0	.00827
MAN000000142500	VARELA JAIMES EDUARDO ANT	3,322,613	30,000	30,000	0	0	.02861
MAN000000058600	VASQUEZ BRICEµO JOSE OMAR	5,759,118	1,764	1,764	0	0	.00168
MAN000000030000	VEIGA FANDIµO CARLOS	5,074,137	672	672	0	0	.00064
MAN000000045200	VELASCO Z. RAFAEL MARIA	3,187,699	5,964	5,964	0	0	.00568
MAN000000020200	VELASQUEZ BETANCOURT GUST	5,305,339	2,646	2,646	0	0	.00252

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 26/10/07

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 13

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	PORCENTAJE
MAN000000004600	VELUTINI RUIZ ANDRES.	5,198	114,030	114,030	0	0	.10877
MAN000000004500	VELUTINI RUIZ JOSE ANTONI	19,865	70,812	70,812	0	0	.06754
MAN000000060600	VERENZUELA DAZA HARVIS AD	7,251,017	1,134	1,134	0	0	.00108
MAN000000142900	VERGARA SUBERO DAVID RICA	6,000,031	18,000	18,000	0	0	.01717
MAN000000190700	VETA HOLDINGS A V V	J305532834	5,175,046	5,175,046	0	0	4.93651
MAN000000205000	VIEZ CLESENCIO ANTONIO	1,869,982	2,000	2,000	0	0	.00190
MAN000000194700	VILLA ROSA HOLDINGS A.V.V	J305532842	21	21	0	0	.00002
MAN000000198300	VILLARREAL DURAN MARIA LU	345,693	10,000	10,000	0	0	.00953
MAN000000058700	VILLAVICENCIO TORRES LINO	3,841,940	1,890	1,890	0	0	.00180
MAN000000194900	VIRTUOSO HOLDINGS A.V.V.	J305533016	24	24	0	0	.00002
MAN000000191200	VISCAYA ELBA JOSEFINA	7,233,634	2,000	2,000	0	0	.00190
MAN000000050700	VIVAS DE DURAN LAURA CECI	4,431,276	1,764	1,764	0	0	.00168
MAN000000052000	VIVAS DE TARRE IRIS TERES	2,985,924	37	37	0	0	.00003
MAN000000110500	WALLIS ALBERTO	10,331,334	78	78	0	0	.00007
MAN000000135800	WHITE SOUL CORP.	J304049854	17	17	0	0	.00001
MAN000000145800	ZAFRA VELANDIA JOSE MARTI	7,246,036	1,570	1,570	0	0	.00149
MAN000000052200	ZAMORA DE OJEDA AILEEN LI	7,242,218	3,024	3,024	0	0	.00288
MAN000000129100	ZAPPI UYA CLARA DEL CARME	6,929,097	10,000	10,000	0	0	.00953
MAN000000050800	ZARATE MARTINEZ MARIA ELE	6,226,693	2,394	2,394	0	0	.00228
MAN000000055600	ZUCCHI BUTTAGLIERI JUAN L	6,821,992	59,262	59,262	0	0	.05653
MAN000000055800	ZULOAGA POCATERRA PEDRO	4,765,495	2,238	2,238	0	0	.00213
			2,294,009,424	2,294,009,424	0	0	88.26927

TOT. ACCIONISTAS 597

** FIN DEL REPORTE **

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

COMISION NACIONAL DE VALORES
2007 NOV -2 PM
ARCHIVO
RECIBIDO

EL UNIVERSAL
PORQUE DECIDES A DIARIO
ACAS, VENEZUELA • MIÉRCOLES 31 DE OCTUBRE DE 2007 • Bs 1.300 | BsF 1,30 • AÑO XCVIII • Nº 35.313 • DEPÓSITO LEGAL PP-190901

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 967 de fecha 26 de octubre de 2007 decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 26 de octubre de 2007 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de Veintidós Bolívares (Bs. 22,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas al 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 8 de noviembre de 2007 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 15 de noviembre de 2007 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 31 de octubre de 2007

EL NACIONAL
CARACAS-VENEZUELA miércoles 31 de octubre de 2007
AÑO LXV
23.055
FUNDADO EN 1943
CARACAS-VENEZUELA
www.el-nacional.com
Bs 1.300 Bs F 1,30
Fundamentos

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 967 de fecha 26 de octubre de 2007 decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 26 de octubre de 2007 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de Veintidós Bolívares (Bs. 22,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas al 31 de diciembre de 2006, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 8 de noviembre de 2007 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 15 de noviembre de 2007 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 31 de octubre de 2007

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of MANPA]

Caracas, October 17, 2007.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

This aims to inform you that the Board of Directors in meeting No.965 of this same date decided to convene a Special Shareholders´ Meeting to be held on October 26, 2007 aimed at considering an extraordinary cash dividend of Twenty-Two Bolivars (Bs.22.00) per share, in the terms and conditions to be subject to its consideration, delegating to the Board of Directors the power to establish the registration date (limit date of transaction with benefit) and payment date (effective date of registering the benefit).

We make this notification to comply with the provisions set forth by the National Securities and Exchange Commission in its Resolution No.110-2004 of August 11, 2004 published in Official Gazette No.38007 of August 24, 2004.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

RIF (Tax Identification Number) J-00023530-9

NIT (Tad Identification Number) 000-74648-8

Lawyer Nelly González (address) ---

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTICE

Company shareholders are informed that the General Shareholders´ Meeting to be held on October 26, 2007 at 12:00 m in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing upon the special cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the dividends proposal is available at the company office premises.

Caracas, October 20, 2007.

For THE BOARD OF DIRECTORS. CARLOS DEFLINO T. (signed) Illegible. Chairman.--

[Logotype of Manpa]

GENERAL SHAREHOLDERS´ MEETING

OCTOBER 26, 2007

PROPOSAL

SOLE ITEM OF THE NOTICE: The Board of Directors proposed to the Shareholders' Meeting to decree a special cash dividend of twenty-two (22) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the "Retained earnings corresponding to the fiscal year ended at December 31, 2006" payable to shareholders registered on the fifth business

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification, payable from the fifth business day following this latter date (effective date of registry with benefit) and to delegate to the Board of Directors fixing the registration and payment dates of shareholders.

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a company of this domicile, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"Record No.965: As of today, the Seventeenth (17th) day of October of the year Two Thousand Seven there gathered the members of the Board of Directors: Carlos Delfino T.; President; Celestino Martínez P., First Vice-President; Carlos H. Paparoni M., Second Vice-President; Directors: Gustavo Gómez-Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio D., Julio Bustamante, and Alternate Directors: Fernando Paparoni, Alberto Delfino T. and Ricardo Delfino in absence of Alicia Mariela Paparoni, Elena Delfino P. and Alfredo Travieso P., respectively. Likewise, Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor, were also present.

1. The Board of Directors agreed to convene a Special Shareholders´ Meeting to be held on the company premises on Friday, October 26, 2007 at 12 m. with the following purposes: **SOLE ITEM**: Agreeing upon the special cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.
2. The Board of Directors approved the text proposing a special dividend to be subject to the consideration of the General Shareholders´ Meeting to be held on October 26, 2007 which reads as follows: The Board of Directors proposes to decree an extraordinary cash dividend of Twenty-Two Bolivars (Bs.22.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital

stock of this company, with charge against to "Retained earnings corresponding ,to the fiscal year ended at December 31, 2006" in favor of shareholders registered on the fifth business day (limit date of transaction with benefit) following the publication of the notice of dividends in one (1) newspaper of major national circulation, payable on the fifth business day following that date (effective record date with benefit) and to delegate to the Board of Directors fixing the registration and payment dates to shareholders.

There being no further matter to discuss the meeting was adjourned."

This certification is issued in Caracas, on the Seventeenth (17th) day of October of the year Two Thousand Seven. (signed) Illegible.————————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.,

MOVEMENT IN UNDISTRIBUTED RETAINED EARNINGS

(Stated in thousand bolivars)

	Undistributed Retained Earnings
BALANCES AT DECEMBER 31, 2005	227,169,429
Cash dividends	(66,526,273)
Net income	30,222,960
BALANCES AT DECEMBER 31, 2006	190,866,116
Cash dividends decree on April 27, 2007 (Bs12 per share)	(27,528,113)
Dividends proposed by MANPA Board of Directors on October 17, 2007 (Bs.22 per share)	(50,468,207)
	112,869,796

(signed) Illegible

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE

COMMISSION 2007. October 18 (illegible) FILE RECEIVED." ----------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 26th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (0?3) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 17 de octubre de 2007

COMISION NACIONAL DE VALORES
2007 OCT 18 P
ARCHIVO RECIBIDO

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 965 de esta misma fecha, decidió convocar a una Asamblea General Extraordinaria de Accionistas para el 26 de octubre de 2007, con el objeto de considerar un decreto de dividendo extraordinario en efectivo de Veintidós Bolívares (Bs. 22,oo) por acción, en los términos y condiciones que serán sometidos a la consideración de la misma, delegando en la Junta Directiva la facultad de establecer las fechas de registro (fecha límite de transacción con beneficio) y de pago (fecha efectiva de registro del beneficio).

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo: modelo convocatoria y proposición

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES

2007 OCT 18 P 4: 17

ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 26 de octubre de 2007, a las 12 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO
Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía.

Caracas, 20 de octubre de 2007

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

MANPA

COMISION NACIONAL DE VALORES

2007 OCT 18 P 9:17

ARCHIVO RECIBIDO

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
26 DE OCTUBRE DE 2007

PROPOSICION

PUNTO UNICO DE LA CONVOCATORIA.- La Junta Directiva propone decretar un dividendo extraordinario en efectivo de Veintidos Bolívares (Bs. 22,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la "Cuenta Utilidades Retenidas al 31 de diciembre de 2006", a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente a la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio), y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2007 OCT 18 P 9:16

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"ACTA N° 965. Hoy, diecisiete (17) de octubre del año dos mil siete, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni M., Segundo Vice-Presidente; los Directores: Gustavo Gómez-Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio D., Julio Bustamante y los Directores Suplentes: Fernando Paparoni, Alberto Delfino T. y Ricardo Delfino, en ausencia de Alicia Mariela Paparoni, Elena Delfino P. y Alfredo Travieso P., respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

1. La Junta Directiva acordó convocar a una Asamblea General Extraordinaria de Accionistas para el día viernes 26 de octubre de 2007 a las 12 m. a celebrarse en las oficinas de la compañía con el siguiente objeto: **PUNTO UNICO**: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.
2. La Junta Directiva aprobó el texto de la proposición relativa al dividendo extraordinario a ser sometido a la consideración de la Asamblea General Extraordinaria de Accionistas a efectuarse el día 26 de octubre de 2007, la cual es del tenor siguiente: La Junta Directiva propone decretar un dividendo extraordinario en efectivo de Veintidós Bolívares (Bs. 22,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la "Cuenta Utilidades Retenidas al 31 de diciembre de 2006", a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio), y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

No habiendo más asuntos que tratar se levantó la sesión."

Certificación que expido en Caracas, a los diecisiete (17) días del mes de octubre del año dos mil siete.

Carlos Delfino

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVIMIENTO DE LAS GANANCIAS RETENIDAS NO DISTRIBUIDAS

(Expresados en miles de bolívares)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2005	227.169.429
Dividendos en efectivo	(66.526.273)
Utilidad neta	30.222.960
SALDOS AL 31 DE DICIEMBRE DE 2006	190.866.116
Dividendo en efectivo decretado el 27 de abril de 2007 (Bs. 12 por acción)	(27.528.113)
Dividendo propuesto por la Junta Directiva de MANPA el 17 de octubre de 2007 (Bs. 22 por acción)	(50.468.207)
	112.869.796

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, October 10, 2007.

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

We are pleased to submit to your consideration the Draft to modify capital stock and the number of shares this company owns in order to comply with the provisions set forth by the Currency Restructuring Law dated Match 6, 2007 and in official communication from that commission PRE-1216-2007 and PRE-1217-2007 which involves the following steps:

1. **Capital Increment**

1.1. A capital increase of Bs.905,760 would be made to take the current capital stock of Bs.22,940,094,240.00 to Bs.22,941,000,000 which would facilitate conversion into Strong Bolivars, avoiding that this latter as well as new actions to include decimal numbers.

1.2. Capital increase would be made by the Board of Directors of this company using its powers as an Authorized Capital Company (S.A.C.A. for its abbreviation in Spanish), pursuant to the provisions set forth in the Capital

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Market Law, and would be subscribed by FUNDACIÓN CARLOS DELFINO, a non-profit institution, of this domicile, payable at a weighted average value of operations carried out at the Caracas Stock Exchange with company shares on the day of capital increase or the last day prior that date in which stock exchange operations with such actions were carried out. In this case, Resolution of that Commission No.110-2204 dated August 11, 2004 would not be applied for referring to a capital increase to be subscribed by one sole shareholder.

1.3. Clause No.4 of the By-Laws after the increase would be drawn up as follows: Clause No.4.- The authorized capital of the company amounts to FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY MILLION ONE HUNDRED EIGHTY-EIGHT THOUSAND FOUR HUNDRED EIGHTY BOLIVARS (Bs.45,880,188,480.oo). The capital subscribed and paid in amounts to TWENTY-TWO THOUSAND NINE HUNDRED FORTY-ONE MILLION BOLIVARS (Bs.22,941,000,000.oo), divided into twenty-two thousand nine hundred forty-one million (Bs.22,941,000,000) common registered shares with par value of TEN BOLIVARS (Bs.10.00) each, fully subscribed and paid in, that grant their holders equal rights.

1.4. We likewise request to exonerate from submitting the prospectus for the aforementioned capital increase.

2. Currency Restructuring:

2.1. Thereafter, a Special Shareholders' Meeting would be held to propose the company capital restructuring into Strong Bolivars and of its current shares of Bs.10.00 into shares of Bs.F10, pursuant to the Aforementioned Currency Restructuring Law. Therefore, shareholders would have to submit 1,000 shares of Bs.10.00 out of those they currently own to receive one (1) share of Bs.F10. Thus, the company capital stock would be Bs.F22,941,000, represented by 2,294,100 shares with a par value of Bs.F10.

2.2. The Shareholders' Meeting described above shall agree fractions to become in power of shareholders to be equally assigned to the aforementioned Fundación Carlos Delfino, enforcing Resolution 110-2004 referred to in the

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Dividends, establishing by advertisement published in newspaper the Limit Date for Transaction with Benefit and the Effective Date of Registering Benefit, being the value for paying fractions that determined by the weighted average of the operations made by the Caracas Stock Exchange with shares of the company at the Limit Date of Transaction with Benefit, or, failing that, at the value of the last date prior that date in which operations of the Stock Exchange with such actions take place. This is because the company has a small group of unknown shareholders, which acceptance is not possible to wait for.

In this connection, we suggest the Shareholders' Meeting delegates to the Board of Directors authorization to set the Limit Date of Transactions with Benefit and the Effective Date of Transaction with Benefit and the Effective Date of Registration with Benefit to swap current shares for new ones.

2.3. Updating the authorized capital o the company in virtue of the capital increase and of the Currency Restructuring to double the capital subscribed and paid in resulting from them.

2.4. Likewise, we suggest the Shareholders' Meeting authorize the amendments to Clause No.4 of the Articles of Incorporation/By-Laws related to capital stock approved by this Meeting to be in effect from the enforcement of the provisions of Decree No.5229 with rank, value and force of Currency Reconstructing Law published in Regular Official Gazette No.38638 of March 6, 2007.

2.5. Clause No.5 of the Articles of Incorporation/By-Laws after approving the aforementioned items would be drawn up as follows:

Clause No.4. The authorized capital of the company amounts to FORTY-FIVE MILLION EIGHT HUNDRED EIGHTY-TWO THOUSAND STRONG BOLIVARS (BsF45,882,000.oo). The capital subscribed and paid in amounts to TWENTY-TWO MILLION NINE HUNDRED FORTY-ONE THOUSAND STRONG BOLIVARS (BsF22,941,000.oo) common registered shares with a par value of TEN STRONG

BOLIVARS (BsF10.oo) each, fully subscribed and paid in, that grant their holders equal rights.

Sincerely,

MANUFACTURAS D EPAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman. --

Translator's Note:

At the upper margin of each of the three (3) pages of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. October 11 P.M. 9:47. FILE RECEIVED." ----------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 13th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1060.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 10 de Octubre de 2007

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Tenemos el gusto de dirigirnos a usted en la oportunidad de someter a su consideración el Proyecto de modificación de capital y de número de acciones que tiene esta compañía, con el fin de dar cumplimiento a lo dispuesto en la Ley de Reconversión Monetaria de fecha 6 de marzo de 2007 y en las Circulares de esa Comisión PRE-1216-2007 y PRE-1217-2007, el cual consta de los siguientes pasos:

1. **Aumento de Capital**

1.1. Se haría un aumento de capital de Bs. 905.760,oo para llevar el capital social actual de Bs. 22.940.094.240,oo a Bs. 22.941.000.000, lo que facilitaría la conversión a Bolívares Fuertes, evitando que éste así como el valor de las nuevas acciones contengan decimales.

1.2. El aumento de capital sería realizado por la Junta Directiva de esta compañía haciendo uso de la facultad que tiene por ser ésta una Sociedad Anónima de Capital Autorizado (S.A.C.A.), conforme a lo establecido en la Ley de Mercado de Capitales, y sería suscrito por la FUNDACIÓN CARLOS DELFINO, institución benéfica de este domicilio, pagadero al valor del promedio ponderado de las operaciones realizadas en la Bolsa de Valores de Caracas con acciones de la compañía el día del aumento de capital o el último día anterior a esa fecha en que se realizaron operaciones de Bolsa con dichas acciones. En este caso no sería aplicable la Resolución de esa Comisión N° 110-2004 de fecha 11 de agosto de 2004, por tratarse de un aumento de capital a ser suscrito por un solo accionista.

1.3. La cláusula N° 4 de los Estatutos Sociales después del aumento quedaría redactada así:

> <u>Cláusula N° 4</u>.- El capital autorizado de la Sociedad es de CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,oo). El capital suscrito y pagado es de VEINTIDOS MIL NOVECIENTOS CUARENTA Y UN MILLONES DE BOLÍVARES (Bs. 22.941.000.000,oo), dividido en Dos Mil Doscientas Noventa y Cuatro Millones Cien Mil (2.294.100.000) acciones comunes nominativas con valor nominal de DIEZ BOLIVARES (Bs. 10,00) cada una, totalmente suscritas y pagadas, que otorgan a sus poseedores iguales derechos.

FAVOR DEVOLVER
SELLADO Y FIRMADO

Dra. Nelly González – Avenida Francisco de Miranda, Torre Country Club, Piso 12, Chacaito, Urb. El Bosque – Teléfono: 901.2307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo

MANPA

1.4. Solicitamos igualmente, que se nos exonere de la presentación del prospecto para el aumento de capital referido.

2. **Reconversión Monetaria:**

2.1. Con posterioridad se realizaría una Asamblea General Extraordinaria de Accionistas para proponer a éstos la conversión del capital de la compañía a Bolívares Fuertes y de sus acciones actuales de Bs. 10,00 en acciones de 10 Bs.F., conforme a la Ley de Reconversión Monetaria mencionada. A tal efecto, los accionistas tendrían que entregar 1.000 acciones de Bs. 10,oo de las que tienen actualmente para recibir una (1) acción de 10 Bs.F. Así el capital de la compañía quedaría en 22.941.000 Bs.F., representado en 2.294.100 acciones con valor nominal de 10 Bs.F.

2.2. La misma Asamblea mencionada en el punto anterior deberá acordar que las fracciones que queden en poder de los accionistas sean asignadas igualmente a la referida Fundación Carlos Delfino, aplicando la Resolución 110-2004 referida a los Dividendos, estableciéndose mediante aviso publicado en prensa la Fecha Límite de Transacción con Beneficio y la Fecha Efectiva de Registro del Beneficio, siendo el valor para el pago de las fracciones el determinado por el promedio ponderado de la operaciones realizadas en la Bolsa de Valores de Caracas con acciones de la compañía en la fecha Límite de Transacción con Beneficio, en su defecto, al valor del último día anterior a esa fecha en que se realizaron operaciones de Bolsa con dichas acciones. Esto debido a que la compañía tiene un pequeño grupo de accionistas desconocidos, cuya aceptación no es posible esperar.

En tal sentido, proponemos que la Asamblea delegue en la Junta Directiva la autorización de fijar la Fecha Límite de Transacción con Beneficio y la Fecha Efectiva de Registro del Beneficio para el canje de las acciones actuales por las nuevas.

2.3. Actualizar el capital autorizado de la compañía en virtud del aumento de capital y de la Reconversión Monetaria al doble del capital suscrito y pagado resultante de los mismos.

2.4. Asimismo, proponemos que la Asamblea autorice que las modificaciones de la Cláusula N° 4 del Documento Constitutivo-Estatutos relativa al Capital Social aprobadas por esta Asamblea entren en vigencia a partir de la entrada en vigor de las disposiciones del Decreto N° 5.229 con Rango, Valor y Fuerza de Ley de Reconversión Monetaria publicado en la Gaceta Oficial Ordinaria N° 38.638 de fecha 6 de marzo de 2007.

2.5. La cláusula N° 4 del Documento Constitutivo-Estatutos Sociales después de la aprobación de lo antes mencionado, quedaría redactado así:

Cláusula N° 4.- El capital autorizado de la Sociedad es de CUARENTA Y CINCO MILLONES OCHOCIENTOS OCHENTA Y DOS MIL BOLIVARES

MANPA

FUERTES (Bs.F. 45.882.000,oo). El capital suscrito y pagado es de VEINTIDOS MILLONES NOVECIENTOS CUARENTA Y UN MIL BOLÍVARES FUERTES (Bs.F. 22.941.000,oo), dividido en Dos Millones Doscientas Noventa y Cuatro Mil Cien (2.294.100) acciones comunes nominativas con valor nominal de DIEZ BOLIVARES FUERTES (Bs.F. 10,oo) cada una, totalmente suscritas y pagadas, que otorgan a sus poseedores iguales derechos.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

COMISION NACIONAL DE VALORES
2007 OCT 11 AM 9: 47
ARCHIVO
RECIBIDO

Dra. Nelly González – Avenida Francisco de Miranda, Torre Country Club, Piso 12, Chacaito, Urb. El Bosque –
Teléfono: 901.2307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, October 5 2007.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: National Securities Registry

This aims at informing you that Series 1 of Unsecured Bonds at Bearer of Manufacturas de Papel, C.A. (MANPA), S.A.C.A. amounting to Bs.12,500,000,000.00 (BsF12,500,000.00) corresponding to Issue 2007-I, has been fully placed.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phones 9012245 Fax 9012317 ---

[Logotype of MANPA] PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00 (BsF45,880,188.48)

Capital Subscribed and Paid-in Bs.22,940,094,240.00 (BsF.22,940,094.24)

PUBLIC OFFER OF UNSECURED BONDS AT BEARER

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

ISSUE 2007-I-SERIES 1

The authorization granted by the National Securities and Exchange Commission for the present Issue was registered with the National Securities and Exchange Registry as of August 10, 2007 as per Resolution No.111-2007 for the amount of up to Bs.50,000,000,000.00 (BsF50,000,000.oo). This issue was offered based on that agreed by the General Shareholders´ Meeting of Manufacturas de Papel, C.A. (MANPA)S.A.C.A. held on April 27, 2007 and on that decided by the Board of Directors in its session No.960 held on May 25, 2007. On September 13, 2007 MANPA Finance Corporate Vice-President by the powers vested upon him in meeting of the Board of Directors held on May 25, 2007 agreed issuing this series:

TOTAL AMOUNT OF SERIES 1: Bs12,500,000,000.00 (BsF Bs12,500,000.oo)

First Period of Interests: yearly 12.37%

Starting Date: September 24, 2007.

Maturity Date: September 24, 2011.

Term: 48 months

ADDRESSED TO: The general public.

INTERESTS: Interest Rate earned by this series shall be placed on a quarter basis, payable quarterly when due and equivalent to 70% of the weighted average yearly interests rate of the national market of lending operations agreed by the main six commercial and universal banks with higher volume of deposits provided by the Venezuelan Central Bank in its Bulletin of Semester Indicators (Market Lending Rate). For the first interest period, the Market Lending rate applied was yearly 17.67% for further quarter reviews of the Interest Rate; the Market Lending rate to be used for reviews will be that in effect on the fifth (5th) bank business day immediately before the effectiveness of the review referred to.

SELLING PRICE: 100% of the par value plus interest accumulates corresponding to the say of selling.

PRIMARY PLACEMENT: Placement term of this series shall be Ninety (90) bank business days from the date of starting primary placement. Preference shall be given to small and medium investors to acquire bonds who will be able to individually acquire

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

such securities up to a maximum of TEN MILLION BOLIVARS (Bs.10,000,000.00) TEN THOUSAND STRONG BOLIVARS (BsF.10,000.00) during the first five (05) days of primary placement.

PLACEMENT SYSTEM: Direct placement "BASE ON BIGGER EFFORTS"

CUSTODY AND PAYMENT AGENT: C.V.V. Caja Venezolana de Valores

MINIMUM INVESTMENT: Bs.1,000,000.00 (BsF.1,000.00)

PROVISIONAL COMMON REPRESENTATIVE OF BONDHOLDERS: Venezolano de Crédito, S.A. Banco Universal

SECONDARY MARKET: Issue of bonds described in the Prospectus shall be registered at any time with the Bolsa de Valores de Caracas, C.A. sixty (60) days following the date of ending primary placement of series.

RISK CLASSIFICATION: - FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A. "The Qualifying Board granted this issue category **A**, sub-category **A2"**
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A. "The Qualifying Board granted this issue category **A**, sub-category **A2**"

PAYMENT OF OBLIGATIONS: These are defined in Item 2.8 of prospectus.

LEADING PLACEMENT AGENT: Valores Vencred Casa de Bolsa, S.A.
[Address and phone numbers]

DISTRIBUTION AGENTS: Citibank Mercado de Capitales, C.A. (CITIMERCA) [Address and phone numbers]; **Banco Provincial Casa de Bolsa C.A.** [Address and phone numbers].

Request Information Prospectus authorized by the National Securities and Exchange Commission to Placement and Distribution Agents. Publicity authorized by the National Securities and Exchange Commission.

<u>Translator's Note</u>:

Over the text above there is a wet seal that reads as follows: "FULLY PLACED." At the upper margin of each of the two (2) pages of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE

COMMISSION 2007. October 5 P.M. 2:42. FILE RECEIVED." ------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 13th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas 05 de Octubre de 2007

COMISIÓN NACIONAL DE VALORES

2007 OCT -5 PM 2:42

ARCHIVO
RECIBIDO

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

La presente tiene como finalidad informarles que la Serie 1 de de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 12.500.000.000,00 (Bs.F 12.500.000,00), correspondiente a la **Emisión 2007-I**, ha sido totalmente colocada.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfonos: 901.22.45 Fax:901.23.17

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado:Bs. 45.880.188.480,oo (Bs.F 45.880.188,48)
Capital Suscrito y Pagado:Bs. 22.940.094.240,oo.(Bs.F 22.940.094,24)

COMISION NACIONAL DE VALORES
2007 OCT 5 PM 2: 42
ARCHIVO
RECIBIDO

OFERTA PUBLICA DE OBLIGACIONES QUIROGRAFARIAS AL PORTADOR
EMISION 2007-I –SERIE 1

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores según Resolución No. 111-2007 de fecha 10 de agosto de 2007, por un monto máximo de Bs. 50.000.000.000,00 (Bs.F 50.000.000,oo). La presente emisión se ofrece con base a lo acordado en la Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 27 de Abril de 2.007 y con lo decidido por la Junta Directiva en su sesión No 960 celebrada el 25 de Mayo de 2.007.El Vicepresidente Corporativo de Finanzas de MANPA, el 13 de septiembre de 2.007, mediante atribuciones conferidas en reunión de Junta Directiva del 25 de mayo de 2.007, acordó la emisión de la presente serie.

MONTO TOTAL DE LA SERIE 1 : Bs. 12.500.000.000,oo (Bs.F Bs.12.500.000,oo)

Primer Período de Intereses: 12,37 % anual

Fecha de Inicio: 24 de Septiembre de 2007.
Fecha de Vencimiento: 24 de Septiembre de 2011.
Plazo: 48 Meses.

TOTALMENTE COLOCADA

DIRIGIDA A: Público en General.

INTERESES: La Tasa de Interés que devengará la presente serie será [illegible] trimestralmente, pagaderos por trimestres vencidos y equivalente al **70 %** de la tasa de interés anual promedio [illegible] el mercado nacional de las operaciones activas pactadas por los seis principales bancos comerciales y un[illegible] co[illegible]or volumen de depósitos suministrada por el Banco Central de Venezuela en su Boletín de Indicadores Semes[illegible] ([illegible]asa Activa de Mercado"). Para el primen período de intereses, la Tasa Activa de Mercado aplicada fue de **17,67** [illegible] subsiguientes revisiones trimestrales de la Tasa de Interés, la Tasa Activa de Mercado a ser utilizada para [illegible]evisi[illegible] será [illegible]e se encuentre vigente el quinto (5to) día hábil bancario inmediatamente anterior a la entrada en vigencia [illegible]visión q[illegible] trate

PRECIO DE VENTA : 100 % del valor nomin[illegible] m[illegible] los [illegible]tereses acumulados que correspondan según el día de la venta.

COLOCACIÓN PRIMARIA: El plazo de [illegible] la [illegible]esente serie, será de Noventa (90) días hábiles bancarios, contados a partir de la fecha de inicio de la colo[illegible]ción [illegible]ria. Se le dará preferencia a los pequeños y medianos inversionistas para la adquisición de las obligaciones [illegible] adquirir individualmente dichos títulos hasta un máximo de DIEZ MILLONES DE BOLIVARES (Bs. 10.000.000,00) [illegible] BOLIVARES FUERTES (Bs.F 10.000,00), durante los primeros cinco (05) días de la colocación primaria.

SISTEMA DE CO[illegible]: Colo[illegible]ón Directa "EN BASE A MAYORES ESFUERZOS" **AGENTE DE CUSTODIA Y PAGO:** C. V. V. Caja Venezolana de [illegible] **[illegible]SIÓN MINIMA:** Bs. 1.000.000,00 (Bs.F 1.000,00)

REPRESE[illegible] PROVISIONAL DE LOS OBLIGACIONISTAS: Venezolano de Crédito, S.A. Banco Universal

MERCA[illegible]O: La emisión de Obligaciones descritas en el Prospecto podrá ser inscrita en la Bolsa de Valores de Caracas, C.A. [illegible]senta (60) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de la serie.

CALIFICAC[illegible]NES DE RIESGO: FITCH VENEZUELA, SOCIEDAD DE CALIFICADORA DE RIESGO, S. A. "La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A2.**"**CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.** "La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A2.**"

PAGO DE LAS OBLIGACIONES: Están definidas en el Punto 2.8 del prospecto.

AGENTE LÍDER DE COLOCACIÓN

VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste **Telfs: 806.68.60 806.68.71**

AGENTES DE DISTRIBUCIÓN

Citibank Mercado de Capitales, C.A. (CITIMERCA).
Asesora de Inversión y Casa de Bolsa.
R.I.F.: J-00264296-3

BBVA Provincial
Casa de Bolsa C.A.

Teléfono:705.29.88 / 705.29.92 **Teléfono: 504.59.11**

Solicite el Prospecto Informativo autorizado por la Comisión Nacional de Valores a los Agentes de Colocación y Distribución.

Publicidad Autorizada por la Comisión Nacional de Valores

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, October 8, 2007

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Public Offer of Securities

City.-

Attn. National Registry of Securities

Dear Sirs:

Enclose hereto please find one (1) copy and three (3) original of the newspaper ad corresponding to issue 2007-I, Series 2 of Commercial Papers at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317---

[Logotype of MANPA]

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUE 2007-I

The authorization granted by the National Securities and Exchange Commission for the present Issue was registered with the National Securities and Exchange Registry as of September 29, 2006 as per Resolution No.110-2007 for the amount of Bs.20,000,000,000.00 (BsF20,000,000.oo) , and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 27, 2007 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issue and Public Offer of Commercial Papers in its meeting No. 960 held on May 25, 2007.

On October 8, 2007 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on May 25, 2007 agreed the issue of the present series:

TOTAL AMOUNT OF SERIES VI

Bs.3,100,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.3,100,000,000.oo (BsF 3,100,000.oo) which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A. Banco Universal

PLACEMENT PRICE: **At discount**

PLACE AND DATE OF ISSUANCE: **YIELDING**
%

Caracas, October 22, 2007

MATURITY DATE: Caracas, February 19, 2008 **360-day basis**

TERM: **120 days**

PAYMENT FASHION: **Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A2"
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A. Category "A": Subcategory "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT AT BIGGER EFFORTS

PLACEMENT AGENT : VALORES VENCRED CASA DE BOLSA, S.A.

[Address & phones]

Please request the aforementioned Placement Agent the Issue Prospectus authorized by the National Securities and Exchange Commission or access www.manpa.com.ve

Primary placement of bonds will begin on October 22, 2007 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISSION.---

Translator's Note:

At the upper margin of each of the two (2) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. October 8 P.M. 2:23. FILE RECEIVED." -------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 12th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 08 de octubre de 2007.

SEÑORES
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Atención: **Registro Nacional de Valores**

COMISION NACIONAL DE VALORES
2007 OCT -8 PM 2:2?
ARCHIVO
RECIBIDO

Estimados señores:

Anexo a la presente sírvase encontrar un (01) original y tres (3) copias del Aviso de Prensa correspondiente a la emisión 2007-I, Serie 2 de Papeles Comerciales al portador de Manufacturas de Papel C.A (MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

COMISIÓN NACIONAL
DE VALORES

2007 OCT -8 PM 2:23
ARCHIVO
RECIBIDO

MANPA

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo	(Bs.F 45.880.188,48)
Capital Pagado:	Bs. 22.940.094.240,oo	(Bs.F 22.940.094,24)
Capital Suscrito:	Bs. 22.940.094.240,oo	(Bs.F 22.940.094,24)

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR
EMISION 2007-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 10 de Agosto de 2.007 según Resolución No. 110-2007, por un monto máximo de Bs. 20.000.000.000,00 (Bs.F 20.000.000,00) y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 27 de Abril de 2.007 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 960 celebrada el 25 de Mayo de 2.007.
El Vicepresidente Corporativo de Finanzas de MANPA, el 08 de Octubre de 2.007, mediante atribuciones conferidas en reunión de Junta Directiva del 25 de Mayo de 2.007, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE 2
Bs. 3.100.000.000,00
(Bs.F 3.100.000,00)

La presente serie está representada por un Titulo Unico por el monto de Bs..3.100.000.000,oo (Bs.F 3.100.000,oo), el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A Descuento

RENDIMIENTO

% anual
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, 22 de Octubre de 2007
FECHA DE VENCIMIENTO: Caracas, 19 de Febrero de 2008
PLAZO: 120 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CALIFICACION DE RIESGO

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "A" Subcategoría "A2"**
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A	**Categoría "A" Subcategoría "A1"**

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.
El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00) (Bs.F 100,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado o consulte en la página web: www.manpa.com.ve.
La colocación primaria de los títulos se iniciará el 22 de Octubre de 2.007, con un plazo de 15 días continuos.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------

[Letterhead of MANPA]

Caracas, October 8, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear sirs:

Enclose hereto please find the certification of the conditions, fashions and other matters of Series 2 of issue of Commercial Papers 2007-I at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317---

[Letterhead of MANPA]

Caracas, October 8, 2007.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors dated May 25, 2007 do hereby declare that:

The conditions, fashions and other matters for Series 2 of Issue of Commercial Papers 2007-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issue:

Twenty Thousand Million Bolivars (Bs.20,000,000,000.00).

Total amount of the Second Series:

Three Thousand One Hundred Million Bolivars (Bs.3,100,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent;

Valores Vencred Casa de Bolsa, S.A.

This series is represented by a Sole Title amounting to Bs.3,100,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, October 22, 2007.

Maturity Date:

Caracas, February 19, 2008.

Term:

120 days.

Placement price:

At discount.

Yielding:

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012219.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on October 22, 2007 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from October 22, 2007.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317--

Translator's Note:

At the upper margin of each of the three (3) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND

EXCHANGE COMMISSION 2007. October 8 P.M. 2:23. FILE RECEIVED." -----------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 12th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 08 de Octubre de 2007.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

COMISION NACIONAL DE VALORES
2007 OCT -8 PM 2:23
ARCHIVO
RECIBIDO

Atención: Registro Nacional de Valores

Estimados señores:

Anexo a la presente sírvase encontrar la certificación de las condicjones y modalidades y demás para la Serie 2 de la emisión de Papeles Comerciales 2007-I al portador, de Manufacturas de Papel C.A.(MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 08 de Octubre de 2007.

COMISION NACIONAL DE VALORES
2007 OCT -8 PM 2:
ARCHIVO RECIBIDO

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 25 de mayo de 2007 declaro:

Las condiciones, modalidades y demás para la Serie 2 de la emisión de Papeles Comerciales 2007-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Veinte Mil Millones de Bolívares con 00/100 (Bs. 20.000.000.000,00)
Monto total de la Serie 2 :	Tres Mil Cien Millones de Bolívares con 00/100. (Bs. 3.100.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación: Valores Vencred Casa de Bolsa S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 3.100.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 22 de Octubre de 2007
Fecha de vencimiento:	Caracas, 19 de Febrero de 2008.
Plazo:	120 días
Precio de la colocación:	A descuento

Rendimiento: El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)

Lugar de pago: El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012219

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 22 de Octubre de 2007 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" emanadas de la Comisión Nacional de Valores.

Plazo de oferta: Quince (15) días continuos a partir del 22 de Octubre de 2007.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

[Letterhead of MANPA]

Caracas, October 5, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

In regard to Issue 2007-I of Unsecured Bonds at Bearer of Manufacturas de Papel, C.A. (MANPA) S.A.CA. attached hereto please find one (1) original and three (3) copies of the following documents:

- Certificate of conditions of **Series 3.**

- Newspaper ad of **SERIES 3** of Unsecured Bonds at Bearer of Manufacturas de Papel, C.A. (MANPA) S.A.CA. amounting to Bs.12,500,000,000.00 (BsF12,500,000.oo) corresponding to **Issue 2007-I** for its approval and corresponding seal of *Publicity Authorized by the National Securities and Exchange Commission.*

- Notice that Series 1 of Unsecured Bonds at Bearer of Manufacturas de Papel, C.A. (MANPA) S.A.CA. amounting to Bs.12,500,000,000.00 (BsF12,500,000.oo) corresponding to **Issue 2007-I** has been fully placed.

- Newspaper ad of **SERIES 1** of Unsecured Bonds at Bearer of Manufacturas de Papel, C.A. (MANPA) S.A.CA. amounting to Bs.12,500,000,000.00 (BsF12,500,000.oo)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

corresponding to Issue **2007-I** with the phrase "fully placed" for its approval and corresponding seal of *Publicity Authorized by the National Securities and Exchange Commission.*

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

jlovera@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317--

[Letterhead of MANPA]

Caracas, October 1, 2007.

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors dated May 25, 2007 do hereby declare that:

The conditions, fashions and other matters for the Third Series of Issue of Unsecured Bonds 2007-I are as follows:

Securities:

Unsecured Bonds at Bearer.

Total amount authorized for issue:

Fifty Thousand Million Bolivars with no cents (Bs.50,000,000,000.00) allocated in four (4) series of Twelve Thousand Five Hundred Million Bolivars (12,500,000,000.00) each, with equal characteristics and equal rights, as detailed in item 2.2 of the prospectus of Unsecured Bonds at bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Total amount of the Second Series:

Twelve Thousand Five Hundred Million Bolivars with no cents (12,500,000,000.00).

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Place and date of issuance:

Caracas, October 15, 2007.

Maturity Date:

Caracas, October 15, 2011.

Term:

Four (4) years.

Selling Price: 100% of par value, plus accumulated interests corresponding as per the selling date.

Type of Placement:

Placement at bigger efforts, acting as placement agent;

Valores Vencred Casa de Bolsa, S.A.

Payment of bonds:

Bonds referred to by all series of Issue 2007-I will be redeemed according to payment schedule set forth in item 2.8 of prospectus. However, Manufacturas de Papel, C.A. (MANPA) S.A.CA. reserves its right to partially or fully redeem all outstanding bonds pursuant to the provisions set forth in item 2.8.2 of prospectus.

Interests:

As set forth in item 2.5 of prospectus.

Payment place:

The Issuer has appointed C.V.V. Caja Venezolana de Valores, S.A. as Payment Agent. Consequently, both interests and capital shall be paid according to the payment procedure of bonds set forth in the Securities Fund law and its regulations.

Offer term:

Ninety (90) continuous bank business days from the date of starting public offer of each series.

This series is represented by a Macro bonds amounting to Bs.12,500,000,000.00 which will be in custody at the office premises of C.V.V. Caja Venezolana de Valores, S.A. in its capacity as Custody Agent that , in turn, will issue Negotiable Custody Certificates evidencing percentage of Final Bond owned by investor.

It is herein understood that primary placement of Issue of Unsecured Bonds at bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. which characteristics have been described shall comply with the regulations in effect regarding capital market and specifically with the provisions set forth by the "Standards related to public offer and primary placement of securities and publicity of issue" issued by the National Securities and Exchange Commission.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317--

[Logotype of MANPA] PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00 (BsF45,880,188.48)

Capital Subscribed and Paid-in Bs.22,940,094,240.00 (BsF.22,940,094.24)

PUBLIC OFFER OF UNSECURED BONDS AT BEARER

ISSUE 2007-I-SERIES 3

The authorization granted by the National Securities and Exchange Commission for the present Issue was registered with the National Securities and Exchange Registry as of August 10, 2007 as per Resolution No.111-2007 for the amount of up to Bs.50,000,000,000.00 (BsF50,000,000.oo). This issue was offered based on that agreed by the General Shareholders´ Meeting of Manufacturas de Papel, C.A. (MANPA)S.A.C.A. held on April 27, 2007 and on that decided by the Board of Directors in its session No.960 held on May 25, 2007. On September 13, 2007 MANPA Finance Corporate Vice-President by the powers vested upon him in meeting of the Board of Directors held on May 25, 2007 agreed issuing this series:

TOTAL AMOUNT OF SERIES 3

Bs12,500,000,000.00 (BsF Bs12,500,000.oo)

Term: 48 months

Starting Date: October 15, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Maturity Date: October 15, 2011.

Term: 48 months

ADDRESSED TO: The general public.

INTERESTS: Interests shall be variable, placed on a quarter basis, payable quarterly when due and determined by applying an interest arte ("Interest Rate") that will be calculated as a percentage ("Percentage") of the weighted annual average interests rate in the national market of lending operations agreed by the main six commercial and universal banks with higher volume of deposits provided by the Venezuelan Central Bank in its Bulletin of Semester Indicators (Market Lending Rate).

SELLING PRICE: 100% of the par value plus interest accumulates corresponding to the say of selling.

PRIMARY PLACEMENT: Placement term of this series shall be Ninety (90) bank business days from the date of starting primary placement. Preference shall be given to small and medium investors to acquire bonds who will be able to individually acquire such securities up to a maximum of TEN MILLION BOLIVARS (Bs.10,000,000.00) TEN THOUSAND STRONG BOLIVARS (BsF.10,000.00) during the first five (05) days of primary placement.

PLACEMENT SYSTEM: Direct placement "BASE ON BIGGER EFFORTS"

CUSTODY AND PAYMENT AGENT: C.V.V. Caja Venezolana de Valores

MINIMUM INVESTMENT: Bs.1,000,000.00 (BsF.1,000.00)

SECONDARY MARKET: Issue of bonds described in the Prospectus shall be registered at any time with the Bolsa de Valores de Caracas, C.A. sixty (60) days following the date of ending primary placement of series.

RISK CLASSIFICATION: - **FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.** "The Qualifying Board granted this issue category **A**, sub-category **A2"**

CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A. "The Qualifying Board granted this issue category **A**, sub-category **A2**"

PAYMENT OF OBLIGATIONS: These are defined in Item 2.8 of prospectus.

LEADING PLACEMENT AGENT: Valores Vencred Casa de Bolsa, S.A.

[Address and phone numbers]

DISTRIBUTION AGENTS: Citibank Mercado de Capitales, C.A. (CITIMERCA) [Address and phone numbers]; **Banco Provincial Casa de Bolsa C.A.** [Address and phone numbers].

Request Information Prospectus authorized by the National Securities and Exchange Commission to Placement and Distribution Agents. Publicity authorized by the National Securities and Exchange Commission.

Translator's Note:

At the upper margin of each of the four (4) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. October 5 P.M. 2:42. FILE RECEIVED." -----------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 14th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023530-9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES

2007 OCT -5 PM 2:42

ARCHIVO RECIBIDO

Caracas 05 de octubre de 2007

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

Con relación a la Emisión 2007-I de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C.A. (MANPA) S.A.C.A , anexo a la presente encontrará Un (1) original y tres (3) copias de la siguiente documentación:

- Certificación de las condiciones de la **Serie 3**

- Aviso de Prensa de la **SERIE 3** de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 12.500.000.000,oo (Bs.F 12.500.000,oo), correspondiente a la **Emisión 2007-I,** para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores.*

- Carta de notificación de que la Serie 1 de de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 12.500.000.000,oo (Bs.F 12.500.000,oo), correspondiente a la **Emisión 2007-I** , ha sido totalmente colocada.

- Aviso o de Prensa de la **SERIE 1** de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 12.500.000.000,oo (Bs.F 12.500.000,oo), correspondiente a la **Emisión 2007-I** , con la frase " TOTALMENTE COLOCADA" para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores.*

Sin mas que agregar.

Atentamente,

Leticia Level
Gerente de Planificación Corp.
jlovera@manpa.com.ve
Teléfono: 901-23-35 Fax: 901.23.17

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL

2007 OCT -5 PM 2: 42

ARCHIVO
RECIBIDO

Caracas, 01 de octubre de 2007.

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 25 de Mayo de 2007 declaro:

Las condiciones, modalidades y demás para la Tercera Serie de la emisión de Obligaciones Quirografarias al Portador 2007-I son las siguientes:

Títulos:	Obligaciones Quirografarias al Portador
Monto total autorizado de la emisión:	Cincuenta Mil Millones de Bolívares con 00/100 (Bs.50.000.000.000,oo) distribuido en cuatro (4) series de Doce Mil Quinientos Millones de Bolívares (Bs. 12.500.000.000,oo) cada una, con iguales características e iguales derechos , tal y como se detalla en el punto 2.2 del prospecto de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Monto total de la Tercera Serie :	Doce Mil Quinientos Millones de Bolívares con 00/100. (Bs. 12.500.000.000,oo)
Lugar y fecha de emisión:	Caracas, 15 de octubre de 2007
Fecha de vencimiento:	Caracas, 15 de octubre de 2011.
Plazo:	Cuatro (4) años
Precio de Venta:	100 % del valor nominal, más los intereses acumulados que correspondan según el día de la venta.
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente líder de colocación: Valores Vencred Casa de Bolsa S.A.
Pago de las Obligaciones:	Las obligaciones a que se refieren todas las series de la emisión 2007-I serán redimidas de acuerdo al cronograma de pagos estipulado en el punto 2.8 del prospecto. Sin embargo, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. se reserva el derecho de redimir en forma parcial o total las obligaciones que se encuentran en circulación de

COMISION NACIONAL DE VALORES 2007 OCT -5 PM 2:42 ARCHIVO RECIBIDO

conformidad con lo establecido en el punto 2.8.2 del prospecto.

Intereses: Fijados según lo establecido en el punto 2.5 del prospecto.

Lugar de pago: El Emisor ha designado a la C.V.V. Caja Venezolana de Valores S.A. como Agente de Pago. En consecuencia, tanto los intereses como el capital, serán pagados a sus respectivos vencimientos de acuerdo al procedimiento para el pago de los títulos establecido en la Ley de Caja de Valores y sus reglamentos.

Plazo de oferta: Noventa (90) días hábiles bancarios a partir del contados a partir de la fecha de inicio de la oferta publica de cada serie.

Esta serie esta representada por un Macrotítulo por un monto de Bs.12.500.000.000,oo, el cual estará en custodia de las oficinas de la C.V.V. Caja Venezolana de Valores, S.A. en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables que evidencien el porcentaje del Título Definitivo perteneciente al inversionista.

Queda entendido que la colocación primaria de la Emisión de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C.A. (MANPA) S.A.C.A cuyas características se han descrito deberá cumplir con la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones" emanadas de la Comisión Nacional de Valores.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17

MANPA

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo / Bs.F 45.880.188,48
Capital Suscrito y Pagado: Bs. 22.940.094.240,oo / Bs.F 22.940.094,24

COMISION NACIONAL DE VALORES
2007 OCT -5 PM 2:42

OFERTA PUBLICA DE OBLIGACIONES QUIROGRAFARIAS AL PORTADOR
EMISION 2007-I –SERIE 3

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores según Resolución No. 111-2007 de fecha 10 de agosto de 2007, por un monto máximo de Bs. 50.000.000.000,00 / Bs.F 50.000.000,00 La presente emisión se ofrece con base a lo acordado en la Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 27 de Abril de 2.007 y con lo decidido por la Junta Directiva en su sesión No 960 celebrada el 25 de Mayo de 2.007.El Vicepresidente Corporativo de Finanzas de MANPA, el 01 de octubre de 2.007, mediante atribuciones conferidas en reunión de Junta Directiva del 25 de mayo de 2.007, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE 3
Bs. 12.500.000.000,oo / Bs.F 12.500.000,00
PLAZO: 48 MESES

Fecha de Inicio: 15 de octubre de 2007.
Fecha de Vencimiento: 15 de octubre de 2011.

DIRIGIDA A: Público en General.
INTERESES: Los Intereses serán variables, fijados trimestralmente, pagaderos por trimestres vencidos y se determinarán mediante la aplicación de un tasa de interés ("Tasa de Interés") que se calculará como un porcentaje ("Porcentaje") de la tasa de interés anual promedio ponderada en el mercado nacional de las operaciones activas pactadas por los seis principales bancos comerciales y universales con mayor volumen de depósitos suministrada por el Banco Central de Venezuela en su Boletín de Indicadores Semestrales ("Tasa Activa de Mercado).
PRECIO DE VENTA : 100 % del valor nominal, más los intereses acumulados que correspondan según el día de la venta.
COLOCACIÓN PRIMARIA: El plazo de colocación de la presente serie, será de Noventa (90) días hábiles bancarios, contados a partir de la fecha de inicio de la colocación primaria. Se le dará preferencia a los pequeños y medianos inversionistas para la adquisición de las obligaciones los cuales podrán adquirir individualmente dichos títulos hasta un máximo de DIEZ MILLONES DE BOLIVARES (Bs. 10.000.000,00)/ DIEZ MIL BOLIVARES FUERTES (Bs.F 10.000,00), durante los primeros cinco (05) días de la colocación primaria.
SISTEMA DE COLOCACIÓN: Colocación Directa "EN BASE A MAYORES ESFUERZOS"
AGENTE DE CUSTODIA Y PAGO: C. V. V. Caja Venezolana de Valores
REPRESENTANTE COMUN PROVISIONAL DE LOS OBLIGACIONISTAS: Venezolano de Crédito, S.A. Banco Universal
INVERSIÓN MINIMA: Bs. 1.000.000,00 / Bs.F 1.000,00
MERCADO SECUNDARIO: La emisión de Obligaciones descritas en el Prospecto podrá ser inscrita en la Bolsa de Valores de Caracas, C.A. a los sesenta (60) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de la serie.
CALIFICACIONES DE RIESGO - FITCH VENEZUELA, SOCIEDAD DE CALIFICADORA DE RIESGO, S. A.
"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A2**."
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.
"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A2**."
PAGO DE LAS OBLIGACIONES: Están definidas en el Punto 2.8 del prospecto.

AGENTE LÍDER DE COLOCACIÓN

VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

AGENTES DE DISTRIBUCIÓN

Citibank Mercado de Capitales, C.A. (CITIMERCA),
Asesora de Inversión y Casa de Bolsa.
R.I.F.: J-00264296-3

BBVA Provincial
Casa de Bolsa C.A.

Teléfono:705.29.88 / 705.29.92

Teléfono: 504.59.11

Solicite el Prospecto Informativo autorizado por la Comisión Nacional de Valores a los Agentes de Colocación y Distribución.

Publicidad Autorizada por la Comisión Nacional de Valores

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

[Letterhead of MANPA]

Caracas, September 10,, 2007.

Messrs

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: National Securities Registry

Dear sirs:

We do hereby notify you that on September 7, 2007 the **SERIES VI** corresponding to Issue 2006-I of Commercial Papers of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. amounting to Bs.3,100,000.00 issued on May 11, 2006 until September 7, 2007 for a term of 119 days, at a yearly 6.75%, was renewed.

Renewal was made through **SERIES VIII** corresponding to Issue 2006-I of Commercial Papers of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. amounting to Bs.3,100,000.00 issued on September 7, 2007 to October 22, 2007 for a term of 45 days, at a yearly 9.00% was fully placed the same day of issue.

Likewise, we inform you that the difference of interests amounting to THIRTY-FOUR MILLION FOUR HUNDRED EIGHTY-SEVEN THOUSAND FIVE HUNDRED BOLIVARS WITH NO CENTS (Bs34,487,500.oo) was paid. In this connection, attached hereto please find letter to Banco Venezolano de Crédito authorizing crediting to the accounts

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

of holders of Commercial Papers belonging to this series as well as the detail of placing the new series sent by Valores Vencred, Casa de Bolsa, S.A.

Having no further matter to discuss,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317---

[Letterhead of Manpa]

Caracas, September 6, 2007

TES-E-225

Messrs.

BANCO VENEZOLANO DE CRÉDITO

Present.-

Attn.: Soraya Sánchez

We do hereby authorize to debit at Value Date 09/07/07 from current account No.0104-0001-51-0010222125 the amount of **THIRTY-FOUR MILLION FOUR HUNDRED EIGHTY-SEVEN THOUSAND FIVE HUNDRED BOLIVARS WITH NO CENTS (Bs.34,487,500.oo)** to carry out transfers via the Venezuelan Central bank to Banco Provincial according to the following instructions:

Beneficiaries	**Amount in Bs.**	**Account**
CAJA DE AHORRO DE LOS EMPLEADOS DE VENCRED, A.C.	556,250.00	01040001510010135907
FIDEICOMISO BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.	33,375,000.00	01040001580010039584
SERVICIOS VENCRED, S.A.	556,250.00	01040001520010131685

Total Bs. 34,487,500.oo

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (signed) Illegible.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (signed) Illegible.--------------

[Next, there is a chart of Daily Operations by Date Value. ------------------------------

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUE 2006-I

The authorization granted by the National Securities and Exchange Commission for the present Issue was registered with the National Securities and Exchange Registry as of September 29, 2006 as per Resolution No.125-2006 for up to Bs.15,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 21, 2006 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issue and Public Offer of Commercial Papers in its meeting No. 947 held on June 30, 2006.

On August 28, 2007 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on June 30, 2006 agreed the issue of the present series:

TOTAL AMOUNT OF SERIES VI

Bs.3,100,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.3,100,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A. Banco Universal

PLACEMENT PRICE: **At discount**

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

PLACE AND DATE OF ISSUANCE: **YIELDING %**

Caracas, September 7, 2007

MATURITY DATE: Caracas, October 22, 2007 **360-day basis**

TERM: **45 days**

PAYMENT FASHION: **Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A2"
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A. Category "A": Subcategory "A2"
CLASIFICADORES ASOCIADOS S&S, C.A. Category "A": Subcategory "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT AT BIGGER EFFORTS

PLACEMENT AGENT : VALORES VENCRED CASA DE BOLSA, S.A.

[Address & phones]

Please request the aforementioned Placement Agent the Issue Prospectus authorized by the National Securities and Exchange Commission or access www.manpa.com.ve

Primary placement of bonds will begin on September 7, 2007 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION.--

Translator's Note:

At the upper margin of each of the four (4) pages of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND

EXCHANGE COMMISSION 2007. (illegible). FILE RECEIVED." ----------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 13th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Daily Operations by Date Value

VALORES VENCRED CASA DE BOLSA, S.A.

Type	Customer	Operation Date	Term	Return %	Price %	Investment	Par Value
	Date Value: 09/07/2007						
Issue:	PC-2006-I / PC-2006-I-III MANUFACTURAS DE PAPEL, S.A.C.A. (MANPA) from 09/07/2007 to 10/22/2007 VEB						
Serie Code	0000002222						
Operation Code:		0000065473					
TIP		7/9/2007	45	9.00	98.89	49,443,750.00	50,000,000.00
TIP		7/9/2007	45	9.00	98.89	2,966,625,000.00	3,000,000,000.00
TIP		7/9/2007	45	9.00	98.89	49,443,750.00	50,000,000.00
						3,065,512,500.00	3,100,000,000.00
						3,065,512,500.00	3,100,000,000.00
						3,065,512,500.00	3,100,000,000.00
					Total:	3,065,512,500.00	3,100,000,000.00
					General Total	3,065,512,500.00	3,100,000,000.00

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 10 de Septiembre de 2007.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que en fecha 07 de Septiembre de 2007, se procedió a renovar en su totalidad la **SERIE VI** correspondiente a la Emisión 2006-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 3.100.000.000,oo emitida en fecha 11 de Mayo de 2007 hasta el 07 de Septiembre de 2007, por un plazo de 119 días, al 6.75% anual.

La renovación fue realizada a través de la **SERIE VIII** correspondiente a la Emisión 2006-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 3.100.000.000,oo emitida en fecha 07 de Septiembre de 2007 hasta el 22 de Octubre de 2007, por un plazo de 45 días, al 9.00% anual fue colocada en su totalidad el mismo día de su emisión.

Igualmente les informamos que se procedió a cancelar la diferencia de intereses por la cantidad de TREINTA Y CUATRO MILLONES CUATROCIENTOS OCHENTA Y SIETE MIL QUINIENTOS CON 00/100 Bolívares (Bs. 34.487.500,oo). En este sentido se anexa carta dirigida al Banco Venezolano de Crédito autorizando a acreditar a las cuentas de los tenedores de Papeles Comerciales de esta Serie, y el detalle de la colocación de la nueva serie enviado por Valores Vencred, Casa de Bolsa, S.A.

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 06 de septiembre de 2007
TES-E-257

Señores.
BANCO VENEZOLANO DE CREDITO **Att: Soraya Sánchez**
Presente.-

Por medio de la presente autorizamos a debitar en Fecha Valor **07/09/07** de la cuenta corriente Nº 0104-0001-51-0010222125 la cantidad de **TREINTA Y CUATRO MILLONES CUATROCIENTOS OCHENTA Y SIETE MIL QUINIENTOS BOLIVARES CON 00/100 (Bs. 34.487.500,00)** para realizar unas transferencias Vía Banco Central de Venezuela a Banco Provincial de acuerdo las siguientes instrucciones:

Cliente	**Monto BS.**	**Cuenta**
CAJA DE AHORRO DE LOS EMPLEADOS DE VENCRED,A.C.	556.250,00	0104 0001 51 0010135907
FIDEICOMISO BANCO VENEZOLANO DE CREDITO, S.A.C.A.	33.375.000,00	0104 0001 58 0010039584
SERVICIOS VENCRED,S.A.	556.250,00	0104 0001 52 0010131685

Total Bs. 34.487.500,00

Sin más que agregar.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Operaciones Diarias por Fecha Valor

VALORES VENCRED CASA DE BOLSA, S.A.

Tipo	Cliente	Fecha Ope.	Plazo	Rend. %	Precio %	Inversión	Nominal

Fecha Valor: 07/09/2007

Emisión: PC - 2006-I / 2006-1-III MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. desde 07/09/2007 hasta 22/10/2007 VEB

Código de Serie 0000002222

Código de Operación: 0000065473

Tipo	Cliente	Fecha Ope.	Plazo	Rend. %	Precio %	Inversión	Nominal
TIP		07/09/2007	45	9,00	98,89	49.443.750,00	50 000 000,00
TIP		07/09/2007	45	9,00	98,89	2.966.625.000,00	3.000 000.000,00
TIP		07/09/2007	45	9,00	98,89	49 443.750,00	50 000.000,00
						3.065.512.500,00	3.100.000.000,00
						3.065.512.500,00	3.100.000.000,00
						3.065.512.500,00	3.100.000.000,00
					Total:	3.065.512.500,00	3.100.000.000,00
					Total General:	3.065.512.500,00	3.100.000.000,00

COMISION NACIONAL DE VALORES

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANPA

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2006-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 29 de Septiembre de 2.006 según Resolución No. 125-2006, por un monto máximo de Bs. 15.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 21 de Abril de 2.006 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 947 celebrada el 30 de Junio de 2.006
El Vicepresidente Corporativo de Finanzas de MANPA, el 28 de Agosto de 2.007, mediante atribuciones conferidas en reunión de Junta Directiva del 30 de Junio de 2.006, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE VIII
BS. 3.100.000.000,oo

La presente serie está representada por un Titulo Unico.por el monto de Bs. 3.100.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A Descuento **RENDIMIENTO**

LUGAR Y FECHA DE EMISION: Caracas, 07 de Septiembre de 2007 **%**
FECHA DE VENCIMIENTO: Caracas, 22 de Octubre de 2007 **Base 360 Días**
PLAZO: 45 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CALIFICACION DE RIESGO

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Categoría "A" Subcategoría "A2"
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A	Categoría "A" Subcategoría "A2"
CLASIFICADORES ASOCIADOS S&S, C.A	Categoría "A" Subcategoría "A2"

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.
El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado o consulte en la página web: www.manpa.com.ve.
La colocación primaria de los títulos se iniciará el 07 de Septiembre de 2.007, con un plazo de 15 dias continuos.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

[Letterhead of MANPA]

Caracas, August 28, 2007

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Public Offer of Securities

City.-

Attn. National Registry of Securities

Dear Sirs:

Enclose hereto please find one (1) copy and three (3) original of the newspaper ad corresponding to issue 2006-I, Series VIII of Commercial Papers at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317--

[Logotype of MANPA]

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUE 2006-I

The authorization granted by the National Securities and Exchange Commission for the present Issue was registered with the National Securities and Exchange Registry as of September 29, 2006 as per Resolution No.125-2006 for up to Bs.15,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 21, 2006 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issue and Public Offer of Commercial Papers in its meeting No. 947 held on June 30, 2006.

On August 28, 2007 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on June 30, 2006 agreed the issue of the present series:

TOTAL AMOUNT OF SERIES VI

Bs.3,100,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.3,100,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A. Banco Universal

PLACEMENT PRICE:	**At discount**
PLACE AND DATE OF ISSUANCE:	**YIELDING %**
Caracas, September 7, 2007	
MATURITY DATE: Caracas, October 22, 2007	**360-day basis**
TERM:	**45 days**

PAYMENT FASHION: **Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A2"
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A. Category "A": Subcategory "A2"
CLASIFICADORES ASOCIADOS S&S, C.A. Category "A": Subcategory "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT AT BIGGER EFFORTS

PLACEMENT AGENT : VALORES VENCRED CASA DE BOLSA, S.A.

[Address & phones]

Please request the aforementioned Placement Agent the Issue Prospectus authorized by the National Securities and Exchange Commission or access www.manpa.com.ve

Primary placement of bonds will begin on September 7, 2007 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISSION.---

Translator's Note:

At the upper margin of each of the two (2) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. August 28 P.M. 2:29. FILE RECEIVED." --------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 12th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

2007 AGO 28 PM 2:29
ARCHIVO
RECIBIDO

Caracas, 28 de Agosto de 2007.

SEÑORES
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Atención: Registro Nacional de Valores

Estimados señores:

Anexo a la presente sírvase encontrar un (01) original y tres (3) copias del Aviso de Prensa correspondiente a la emisión 2006-I, Serie VIII de Papeles Comerciales al portador de Manufacturas de Papel C.A (MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

MANPA

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR
EMISION 2006-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 29 de Septiembre de 2.006 según Resolución No. 125-2006, por un monto máximo de Bs. 15.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 21 de Abril de 2.006 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 947 celebrada el 30 de Junio de 2.006
El Vicepresidente Corporativo de Finanzas de MANPA, el 28 de Agosto de 2.007, mediante atribuciones conferidas en reunión de Junta Directiva del 30 de Junio de 2.006, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE VIII
BS. 3.100.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 3.100.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A Descuento **RENDIMIENTO**

LUGAR Y FECHA DE EMISION: Caracas, 07 de Septiembre de 2007 **%**
FECHA DE VENCIMIENTO: Caracas, 22 de Octubre de 2007 **Base 360 Días**
PLAZO: 45 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CALIFICACION DE RIESGO

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "A" Subcategoría "A2"**
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A	**Categoría "A" Subcategoría "A2"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "A" Subcategoría "A2"**

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.
El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado o consulte en la página web: www.manpa.com.ve.
La colocación primaria de los títulos se iniciará el 07 de Septiembre de 2.007, con un plazo de 15 dias continuos.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, August 28, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear sirs:

Enclose hereto please find the certification of the conditions, fashions and other matters of the Eight Series of issue of Commercial Papers 2006-I at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317---

[Letterhead of MANPA]

Caracas, August 28, 2007.

RECEIVED
2007 DEC 18 A 10:34

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors dated June 30, 2007 do hereby declare that:

The conditions, fashions and other matters for the Eight Series of Issue of Commercial Papers 2006-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issue:

Fifteen Thousand Million Bolivars (Bs.15,000,000,000.00).

Total amount of the Eight Series:

Three Thousand One Hundred Million Bolivars (Bs.3,100,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent;

Valores Vencred Casa de Bolsa, S.A.

This series is represented by a Sole Title amounting to Bs.3,100,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, September 7, 2007.

Maturity Date:

Caracas, October 22, 2008.

Term:

45 days.

Placement price:

At discount.

Yielding:

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012219.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on September 7, 2007 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from September 7, 2007.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317---

Translator's Note:

At the upper margin of each of the three (3) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND

EXCHANGE COMMISSION 2007. August 28 P.M. 2:30. FILE RECEIVED." ----------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 12th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

ARCHIVO
RECIBIDO

Caracas, 28 de Agosto de 2007.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

Estimados señores:

Anexo a la presente sírvase encontrar la certificación de las condiciones y modalidades y demás para la Octava Serie de la emisión de Papeles Comerciales 2006-I al portador, de Manufacturas de Papel C.A.(MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023530-9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

2007 AUG 28 PM 2:30
ARCHIVO
RECIBIDO

Caracas, 28 de Agosto de 2007.

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 30 de junio de 2006 declaro:

Las condiciones, modalidades y demás para la Octava Serie de la emisión de Papeles Comerciales 2006-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Quince Mil Millones de Bolívares con 00/100 (Bs. 15.000.000.000,00)
Monto total de la Octava Serie :	Tres Mil Cien Millones de Bolívares con 00/100. (Bs. 3.100.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación: Valores Vencred Casa de Bolsa S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 3.100.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 07 de Septiembre de 2007
Fecha de vencimiento:	Caracas, 22 de Octubre de 2007.
Plazo:	45 días
Precio de la colocación:	A descuento

2007 28 PM 2: 30

ARCHIVO
RECIBIDO

Rendimiento:	El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)
Lugar de pago:	El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012219

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 07 de Septiembre de 2007 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" emanadas de la Comisión Nacional de Valores.

Plazo de oferta:	Quince (15) días continuos a partir del 07 de Septiembre de 2007.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

[Letterhead of MANPA]

Caracas, August 6, 2007.

Messrs

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: National Securities Registry

Dear sirs:

We do hereby notify you that on August 3, 2007 the SERIES III corresponding to Issue 2006-I of Commercial Papers of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. amounting to Bs.3,500,000.00 issued on November 6, 2006 until August 3, 2007 for a term of 270 days, at a yearly 6.50%, was paid.

The amount paid amounted to THREE THOUSAND FIVE HUNDRED MILLION BOLIVARS WITH NO CENTS (Bs.3,500,000,000.oo). In this connection, a letter addressed to Banco Venezolano de Crédito authorizing crediting the accounts of holders of Commercial Papers of this Series is attached hereto.

Having no further matter to discuss,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

REPÚBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Phone 901. 2235/ 901.2329

Fax 901.2317--

[Letterhead of Manpa]

Caracas, August 2, 2007

TES-E-225

Messrs.

BANCO VENEZOLANO DE CRÉDITO

Present.-

Attn.: Soraya Sánchez

We do hereby authorize to debit at Value Date 08/03/07 from current account No.0104-0001-51-0010222125 the amount of **THREE THOUSAND FIVE HUNDRED MILLION BOLIVARS WITH NO CENTS (Bs.3,500,000,000.oo)** to carry out transfers via the Venezuelan Central bank to Banco Provincial according to the following instructions:

Beneficiaries	**Amount in Bs.**	**Account in Banco Provincial**
FIDEICOMISO BANCO PROVINCIAL	3,000,000,000.00	0108000101000006427
PRO-DINERO PROVINCIAL FONDO MUTUAL DE INV. DE CAP. ABIERTO PRO-	100,000,000.00	0108002701000313313
RENTA PROVINCIAL, FONDO MUTUAL RENTA FIJA DE INV. DE CAP. ABIERTO	300,000,000.00	0108002701000311671
PROVINCIAL FONDO MUTUAL DE INVERSIÓN DE CAPITAL ABIERTO, C.A.	100,000,000.00	0108002701000066790

Total Bs.3,500,000,000.00

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (signed) Illegible.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (signed) Illegible.----------------

<u>Translator's Note</u>:

At the upper margin of each of the two (2) pages of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. August 7 P.M. 1:25. FILE RECEIVED." ----------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 13th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 06 de Agosto de 2007.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que en fecha 03 de Agosto de 2007, se procedió a cancelar la SERIE III correspondiente a la Emisión 2006-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 3.500.000.000,oo emitida en fecha 06 de Noviembre de 2006 hasta el 03 de Agosto de 2007, por un plazo de 270 días, al 6.50% anual.

El monto cancelado alcanzo la cantidad de TRES MIL QUINIENTOS MILLONES CON 00/100 Bolívares (Bs. 3.500.000.000,oo). En este sentido se anexa carta dirigida al Banco Venezolano de Crédito autorizando a acreditar a las cuentas de los tenedores de Papeles Comerciales de esta Serie.

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 02 de agosto de 2007
TES-E-225

Señores.
BANCO VENEZOLANO DE CREDITO
Presente.-

Att: Soraya Sánchez

Por medio de la presente autorizamos a debitar en Fecha Valor **03/08/07** de la cuenta corriente Nº 0104-0001-51-0010222125 la cantidad de **TRES MIL QUINIENTOS MILLONES DE BOLIVARES CON 00/100 (Bs. 3.500.000.000,00)** para realizar unas transferencias Vía Banco Central de Venezuela a Banco Provincial de acuerdo las siguientes instrucciones:

Beneficiarios	Monto BS.	Cuenta en Banco Provincial
FIDEICOMISO BANCO PROVINCIAL	3.000.000.000,00	010800010100006427
PRO-DINERO PROVINCIAL FONDO MUTUAL DE INV. DE CAP. ABIERTO	100.000.000,00	010800270100313313
PRO-RENTA PROVINCIAL, FONDO MUTUAL RENTA FIJA DE INV. DE CAP. ABIERTO	300.000.000,00	010800270100311671
PROVINCIAL FONDO MUTUAL DE INVERSION DE CAPITAL ABIERTO,C.A.	100.000.000,00	010800270100066790

Total Bs. 3.500.000.000,00

Sin más que agregar.

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

María Alejandra Hoogen

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

[Letterhead of MANPA]

Caracas, August 6, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Securities Registry

Dear sirs:

We do hereby make known that on August 3, 2007 and until November 1, 2007 SERIES VII corresponding to Issue 2006-I of Commercial Papers of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.3,900,000,000.00 issued for a term of 90 days at a yearly 9.00% was fully paid same day of issue.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317--

Translator's Note:

Next, there is a chart of daily operations. At the upper left margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 (illegible) FILE. RECEIVED."---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 14th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Daily Operations by Date Value

VALORES VENCRED CASA DE BOLSA, S.A.

Type	Customer	Operation Date	Term	Return %	Price %	Investment	Par Value
	Date Value: 08/03/2007						
Issue:	PC-2006-I / PC-2006-I-VII MANUFACTURAS DE PAPEL, S.A.C.A. (MANPA) from 08/03/2007 to 11/01/2007 VEB						
Serie Code	0000065347						
Operation Code:		0000065473					
TIP		3/8/2007	90	9.00	97.80	2,933,985,000.00	3,000,000,000.00
TIP		3/8/2007	90	9.00	97.80	488,997,500.00	500,000,000.00
TIP		3/8/2007	90	9.00	97.80	293,398,500.00	300,000,000.00
TIP		3/8/2007	90	9.00	97.80	97,779,500.00	100,000,000.00
						3,814,160,500.00	**3,900,000,000.00**
					Total:	**3,814,160,500.00**	**3,900,000,000.00**
					General Total	**3,814,160,500.00**	**3,900,000,000.00**

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 06 de Agosto de 2007.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que la SERIE VII correspondiente a la Emisión 2006-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 3.900.000.000,oo emitida en fecha 03 de Agosto de 2007 hasta el 01 01 de Noviembre de 2007, por un plazo de 90 días, al 9.00% anual fue colocada en su totalidad el mismo día de su emisión.

Sin más a que hacer referencia,

Atentamente

Marina Fioravanti
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

Operaciones Diarias por Fecha Valor

VALORES VENCRED CASA DE BOLSA, S.A.

Fecha Valor: 03/08/2007

Emisión: PC - 2006-I / 2006-I-VII MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. desde 03/08/2007 hasta 01/11/2007 VEB

Código de Serie 0000002209

Código de Operación: 0000065347

Tipo	Cliente	Fecha Ope.	Plazo	Rend. %	Precio %	Inversión	Nominal
TIP		03/08/2007	90	9,00	97,80	2.933.985.000,00	3.000.000.000,00
TIP		03/08/2007	90	9,00	97,80	488.997.500,00	500.000.000,00
TIP		03/08/2007	90	9,00	97,80	293.398.500,00	300.000.000,00
TIP		03/08/2007	90	9,00	97,80	97.799.500,00	100.000.000,00
						3.814.180.500,00	3.900.000.000,00
					Total:	3.814.180.500,00	3.900.000.000,00
					Total General:	3.814.180.500,00	3.900.000.000,00

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

RECEIVED

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"Record No.960: As of today, the Twenty-Fifth (25th) day of May of the year 2007 there gathered the members of the Board of Directors: Carlos Delfino T.; Celestino Martínez P., First Vice-President; Paparoni, Second Vice-President; Directors: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino and Fernando Paparoni and Ricardo Delfino Alternate Directors in absence of and Alicia Mariela Paparoni and Alfredo Travieso, respectively. Likewise, Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor, were also present.

5) The Board of Directors, in virtue of authorization granted by the General Shareholder's Meeting held on April 27, 2007 agreed appointing Venezolano de Crédito S.A., Banco Universal as Common Representative of Holders of Commercial Papers. Thus, it authorized Alejandro Delfino T., and/or Juan Antonio Lovera to undersign the required documents with the Common Representative of Holders of Commercial Papers

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

and to set its remuneration up to the amount of twenty-five million bolivars (Bs.25,000,000.00), within the limits approved by the General Shareholders´ Meeting on April 27, 2007."

This certification is issued in Caracas on the Eleventh (11th) day of June of the year two thousand seven.

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors. ---

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., of this domicile, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"Record No.960: As of today, the Twenty-Fifth (25th) day of May of the year 2007 there gathered the members of the Board of Directors: Carlos Delfino T.; Celestino Martínez P., First Vice-President; Paparoni, Second Vice-President; Directors: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino and Fernando Paparoni and Ricardo Delfino Alternate Directors in absence of and Alicia Mariela Paparoni and Alfredo Travieso, respectively. Likewise, Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor, were also present.

4) The Board of Directors, in virtue of authorization granted by the General Shareholder's Meeting held on April 27, 2007 approved to issue Commercial Papers up to TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00). In this connection, it appointed Alejandro Delfino T. and/or Juan Antonio Lovera so that jointly or severally negotiate, set and establish all the conditions and terms of each series comprising issuance, par value of the sole bond or bonds, their maturity date, place and term of payment, price of placement, discount rate or premium, and the annual or effective yielding rate or the interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and in general, all the aspects related to issue.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

These people are fully empowered to carry out all the necessary acts, procedures and formalities before the relevant bodies. In virtue of this authorization, the aforementioned people are hereby authorized to carry out all the necessary acts, formalities and to run all errands before the corresponding entities to achieve its purpose. Likewise, Carlos Delfino T., Alejandro Delfino T., Angel Ramírez, Juan Antonio Lovera, Marina Fioravanti, María Alejandra Maghun and Leticia Level are authorized, so that whomsoever two (2) of them sign the Sole Bond or Temporary and/or Final Bonds of each series comprising the issuance of Commercial Papers."

This certification is issued in Caracas on the Thirty-First (31st) day of May of the year two thousand seven.

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors. --

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

COMMERCIAL PAPERS AT BEARER

SOLE BOND -SERIES I

ISSUE 2007-I

Place and Date of Issue:	Caracas, XXXXXXXXXXX
Maturity Date:	Caracas, XXXXXXXXXXX

Yielding Rate: XXXXXX%

Bond placed at (par value, discount or with premium)

Par Value Bs. 20,000,000,000.00

For value received, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (The Issuer) is herein formally and unconditionally bound to pay to the holder of this bond the amount of: TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) at its maturity date and in the fashion specified in the newspaper ad upon presentation of this bond at

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

the business premises of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Phone 901-2335.

This SOLE BOND corresponds to the series 1 of issuance of Commercial Papers 2007-I of Manufacturas de Papel, C.A. (MANPA) S.A.C.A for a maximum amount of fifteen Thousand Million Bolivars (Bs.20,000,000,000.00) to which Negotiable Custody Certificates will be issued.

Issue was approved by the General Shareholder's Meeting held on April 27, 2007 and was authorized by the National Securities and Exchange Commission as of XXXX 2007, as per Resolution No. XXX and registered with the National Securities and Exchange Commission as of XXX 2007. This issuance will be in effect for one (1) calendar year from the day following the date of issuing the first series.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a trading company domiciled in the city of Caracas, registered with the Commercial Registry Office in charge of the formerly Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950, under No.379, Volume 1-B (File No.3251). Its last amendment of by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State, on July 14, 1999 under No.35, Volume 141-A Pro.

IT IS HEREIN UNDERSTOOD THAT THE PRESENT BOND IS SUBJECT TO THE PROVISIONS OF ARTICLE 322 OF THE VENEZUELAN CRIMINAL CODE THAT SETS FORTH THE CRIMINAL RESPONSIBILITY FOR THE ONE WHO MAY FORGE OR ALTER, EITHER FULLY OR PARTIALLY, THE PRESENT DOCUMENT.

CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.
CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS.
TRUE-AND-LAWFUL ATTORNEY: OTTO RIVERO (9056383)
Category A: XXXXXXXXX
CLASIFICADORES ASOCIADOS S&S, C.A.
CENTRO LETONIA PISO 12 OFICINA 126 CARACAS
TRUE-AND-LAWFUL ATTORNEY: EDUARDO GRASSO (2663854)
Category A: XXXXXXXXX

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A.
EDIFICIO MENE GRANDE II PISO 2 OFICINA 23, CARACAS
TRUE-AND-LAWFUL ATTORNEY: CARLOS FIORILLO (2863854)
Category A: XXXXXXXXX

This classification shall be reviewed every six (6) months.

For Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Authorized Signature (blank). Authorized Signature (blank).-----

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUE 2007-I

Authorization granted by the National Securities and Exchange Commission for the present Issue was registered with the National Securities and Exchange Registry as of XXXXX 2007 as per Resolution No.XXXXX for the amount of Bs.20,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 27, 2007 approved and empowered the Board of Directors to set the terms and conditions of issue. The Board of Directors authorized the Issue and Public Offer of Commercial Papers in its meeting No. 960 held on May 25, 2007.

On XXXX 2006 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on May 25, 2007 agreed the issue of the present series:

TOTAL AMOUNT OF SERIES I

Bs.XXXXXXXXX.oo

The present series is represented by a Sole Bond amounting to Bs.xxxxxxxxxxx.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A. Banco Universal

PLACEMENT PRICE:	**xxxxx**
PLACE AND DATE OF ISSUANCE:	**YIELDING %**
Caracas, xxxxx 2006	
MATURITY DATE: Caracas, xxxxx 2006	**360-day basis**
TERM:	**xx days**
PAYMENT FASHION:	**Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "X": Subcategory "XX"
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A. Category "X": Subcategory "XX"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT AT XXXXXX

PLACEMENT AGENT :

XXXXXXXX

[Address & phones]

Please request the aforementioned Placement Agent the Issue Prospectus authorized by the National Securities and Exchange Commission or access www.manpa.com.ve

Primary placement of bonds will begin on xxxxx 2007 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION.---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

CUSTODY CERTIFICATE

COMMERCIAL PAPER OF

ISSUE: (BLANK) SERIES: (BLANK)

MATURITY: (BLANK)

YIELDING: (BLANK)

This Certificate proves that THE BEARER has acquired the amount of ***0000000000*** bolivars that represents ***000*** % of one (1) Sole Bond amounting to Bs. ***0000000000*** issued by XXXXXXX as a Commercial Paper to Bearer, which is in custody of the Trust Management of Venezolano de Crédito, S.A. BANCO UNIVERSAL.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

APPROVED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ON XXXX 2007 BY RESOLUTION No.XXXX.---

Translator's Note:

At the upper margin of each of the five (5) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. June 29 A.M. 10:46. FILE RECEIVED." --------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 27th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF.: J-00023530 - 9
NIT: 0002464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISIÓN NACIONAL DE VALORES
2007 JUN 29 AM 10: 46

*Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

*"**Acta N° 960:** Hoy, veinticinco (25) de mayo de dos mil siete se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T. Celestino Martínez P., Primer Vice-Presidente; Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino y Fernando Paparoni y Ricardo Delfino Directores Suplentes en ausencia de Alicia Mariela Paparoni y Alfredo Travieso respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor*

5 La Junta Directiva, en virtud de la autorización otorgada por la Asamblea General de Accionistas, celebrada en fecha 27 de abril de 2007 acordó designar como Representante Común de los Tenedores de Papeles Comerciales al Venezolano de Crédito S.A., Banco Universal. En tal sentido autorizó a los señores Alejandro Delfino T. y/o a Juan Antonio Lovera para suscribir los documentos requeridos con el Representante Común de los Tenedores de Papeles Comerciales y fijar su remuneración, hasta por un monto de veinticinco millones de bolívares (Bs.25.000.000,00), dentro de los límites aprobados por la Asamblea General de Accionistas celebrada en fecha 27 de abril de 2007."

Certificación que expido en Caracas a los once (11) días del mes de junio del año dos mil siete.

MANUFACTURAS DE PAPEL C.A.

[signature]

CARLOS DELFINO T.
Presidente de la Junta Directiva

MANPA

COMISION NACIONAL DE VALORES

2007 JUN 29 AM 10: 46

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta Nº 960:** Hoy, veinticinco (25) de mayo de dos mil siete se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T. Celestino Martínez P., Primer Vice-Presidente; Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino y Fernando Paparoni y Ricardo Delfino Directores Suplentes en ausencia de Alicia Mariela Paparoni y Alfredo Travieso respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor

4. La Junta Directiva, en virtud de la autorización otorgada por la Asamblea General de Accionistas, celebrada en fecha 27 de abril de 2007, para la emisión de Papeles Comerciales, acordó fijar el monto de la emisión en veinte mil millones de bolívares (Bs.20.000.000.000,00). En este sentido delegó en los señores Alejandro Delfino T. y/o Juan Antonio Lovera para que conjunta o separadamente negocien, fijen y establezcan todas las condiciones y términos de cada una de las series que conformarán la emisión, el número, identificación y monto de cada una de las series de la emisión, valor nominal del título único o de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o prima y la tasa de rendimiento, anual o efectiva, o tasa de interés, según sea el caso, modalidad, sistema de colocación, precio, agente de colocación, garantía si fuere necesaria y, en general, todos los aspectos relativos a la emisión. En virtud de esta autorización las personas antes mencionadas quedan igualmente autorizadas para realizar todos los actos, trámites y gestiones necesarios ante los organismos competentes para llevar a cabo la emisión. Asimismo se autorizó a los señores Carlos Delfino T., Alejandro Delfino T., Angel Ramírez, Juan Antonio Lovera, Marina Fioravanti, María Alejandra Maghun y/o Leticia Level para que dos (2) cualesquiera de ellos firmen el Título Unico o los Títulos Provisionales y/o definitivos de cada una de las series que conformarán la emisión de Papeles Comerciales."

Certificación que expido en Caracas a los treintaiún (31) días del mes de mayo del año dos mil siete.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

COMISION NACIONAL DE VALORES
2007 JUN 29 AM 10: 46
ARCHIVO
RECIBIDO

MANPA

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

PAPEL COMERCIAL AL PORTADOR
TITULO UNICO - SERIE I
EMISION 2007-I

Lugar y Fecha de Emisión: Caracas, xxxxxxxxxxxxxxxx
Fecha de Vencimiento: Caracas, xxxxxxxxxxxxxxxx

Tasa de Rendimiento: XXXXXX %

Título colocado a (valor par, descuento o con prima)

Valor Nominal Bs. 20.000.000.000,00

Por valor recibido, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., (El Emisor) se compromete formal e incondicionalmente a pagar al portador de este título la cantidad de: VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,00) a su fecha de vencimiento y en la forma especificada en el aviso de prensa respectivo contra presentación del presente título en las oficinas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Teléfono: 901-23-35.

El presente TITULO UNICO corresponde a la Serie I de la emisión de Papeles Comerciales 2007-I de Manufacturas de Papel, C.A (MANPA) S.A.C.A. por un monto máximo de Quince Mil Millones de Bolívares (Bs. 20.000.000.000,oo), sobre el cual serán emitidos Certificados de Custodia Negociables.

La emisión fue aprobada por la Asamblea General de Accionistas celebrada el 27 de Abril de 2007 y fue autorizada por la Comisión Nacional de Valores el XX de XXXX de 2.007, según Resolución N° XXXXX e inscrita en el Registro Nacional de Valores en fecha XX de XXXXX de 2.007. Esta emisión tendrá una vigencia de un (1) año calendario , contado a partir del día siguiente a la fecha de emisión de la primera serie.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una sociedad mercantil domiciliada en la ciudad de Caracas, inscrita por ante el Registro Mercantil a cargo del antiguo Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el No. 379, Tomo 1-B, (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141 - A Pro.

QUEDA ENTENDIDO QUE EL PRESENTE TITULO ESTARA SUJETO A LO ESTABLECIDO EN EL ARTICULO 322 DEL CODIGO PENAL VENEZOLANO EL CUAL ESTABLECE LA RESPONSABILIDAD PENAL PARA AQUEL QUE FALSIFICARE O ALTERARE TOTAL O PARCIALMENTE EL PRESENTE DOCUMENTO.

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.
CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS
REPRESENTANTE LEGAL: OTTO RIVERO (905 63 83) Categoría A; XXXXXXXXX

FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A.
EDIFICIO MENE GRANDE II PISO 2 OFICINA 23, CARACAS
REPRESENTANTE LEGAL: CARLOS FIORILLO (286.38.54) Categoría A; XXXXXXXXX

Esta calificación deberá ser revisada cada seis (6) meses.

Por Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Firma Autorizada Firma Autorizada

MANPA

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,00
Capital Pagado: Bs. 22.940.094.240,00
Capital Suscrito: Bs. 22.940.094.240,00

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR
EMISION 2007-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el XX de XXXX de 2.007 según Resolución No. XXXX, por un monto máximo de Bs. 20.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 27 de Abril de 2.007 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 960 celebrada el 25 de Mayo de 2.007
El Vicepresidente Corporativo de Finanzas de MANPA, el XX de XXXX de 2.006, mediante atribuciones conferidas en reunión de Junta Directiva del 25 de Mayo de 2.007, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. XX.XXX.XXX.XXX,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. XX.XXX.XXX.XXXoo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: xxxxxx

LUGAR Y FECHA DE EMISION: Caracas, XX de XXXX de 2006
FECHA DE VENCIMIENTO: Caracas, XX de XXXX de 2006
PLAZO: XX días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

RENDIMIENTO
%
Base 360 Días

CALIFICACION DE RIESGO

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Categoría "X"	Subcategoría "XX"
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A	Categoría "X"	Subcategoría "XX"

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A XXXXX
AGENTE DE COLOCACION

xxxxxxxxxxxxxxxxxxxxxxxxxx
Telfs: xxxx xxxxx

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado o consulte en la página web: www.manpa.com.ve.
La colocación primaria de los títulos se iniciará el XX de XXX de 2.007, con un plazo de 15 días continuos.

PUBLICIDAD AUTORIZADA POR LA COMISION NACIONAL DE VALORES

No.:

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL

CERTIFICADO DE CUSTODIA
PAPEL COMERCIAL DE

EMISION: SERIE:

VENCIMIENTO:

RENDIMIENTO:

El presente Certificado acredita que el AL PORTADOR ha adquirido la cantidad de ***00000000*** Bolìvares, que representa el ***000 *** % de un (1) Tìtulo Unico por un monto de Bs. ******00000000****** emitido por XXXXXXXXXX en forma de Papel Comercial al Portador, que se encuentra en custodia de la Gerencia Fiduciaria del Venezolano de Crèdito, S. A. BANCO UNIVERSAL.

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL

APROBADO POR LA COMISION NACIONAL DE VALORES EL XX DE XXX DE 2007 SEGÚN RESOLUCION No.XXXXXX

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, July 16, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Securities Registry

Dear sirs:

We do hereby make known that on July 13, 2007 SERIES II corresponding to Issue 2006-II of Commercial Papers of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.383,600,000.00 issued on November 6, 2006 until July 13, 2007 for a term of 249 days at a yearly 6.40% was paid.

The amount paid amounted to THREE HUNDRED EIGHTY-THREE THOUSAND SIX HUNDRED BOLIVARS WITH NO CENTS (Bs.383,600,000.00). In this connection a letter addressed to Banco Venezolano de Crédito aimed at authorizing credit to the acouunts of holder of Commercial Papers of this Series is attached hereto.

This Series was not renewed.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 July 18 AM 9:04. FILE. RECEIVED."

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September the 27th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 16 de Julio de 2007.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que en fecha 13 de Julio de 2007, se procedió a cancelar la SERIE II correspondiente a la Emisión 2006-II de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 383.600.000,oo emitida en fecha 06 de Noviembre de 2006 hasta el 13 de Julio de 2007, por un plazo de 249 días, al 6.40% anual.

El monto cancelado alcanzo la cantidad de TRESCIENTOS OCHENTA Y TRES MIL SEISCIENTOS CON 00/100 Bolívares (Bs. 383.600.000,oo). En este sentido se anexa carta dirigida al Banco Venezolano de Crédito autorizando a acreditar a las cuentas de los tenedores de Papeles Comerciales de esta Serie.

Esta Serie no se renovó

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, July 17, 2007

Messrs.

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

We do hereby address you to acknowledge receipt of your Official Communication PRE-DOPU-541-2007 dated July 12, 2007 which textually sates the following: "that after reviewing the periodical or occasional information that needs to be provided by people subject to control by the National Securities and Exchange Commission corresponding to the fiscal year ended at December 31, 2006 submitted to this Institution on March 30, April 30, May 4, 5 and 15, 2007 the following was established: 1.) The list of shareholders at the date of holding the General Shareholders' Meeting, the list of company shareholders registered with Caja Venezolana de Valores as of April 27, 2007 the report on methods and procedures used by your institution to prevent using them as means to legitimize capital and the income tax return corresponding to fiscal year 2006 were untimely submitted on May 8, 2007 and Form CNV-FG-009 Remuneration of the Board of Directors was untimely submitted on May 15, 2007 ... 2) Management letter has not been submitted yet, ...3) Form CNV-FG-008 Decree and Payment of Dividends

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

is necessary to clarify the origin of the amount indicated as base income for the right to dividends. Moreover, the last registered amendment to the By-laws is required to update institution data in our records."

In regard to item 1 of the aforementioned Official Communication we do hereby state that information related to "the list of shareholders at the date of holding the General Shareholders´ Meeting, the list of company shareholders registered with Caja Venezolana de Valores as of April 27, 2007 the report on methods and procedures used by your institution to prevent using them as means to legitimize capital and the income tax return corresponding to fiscal year 2006" was submitted on May 8, 2007 due to the little time of four (4) business days, as out of the 7 continuous days between that date and the holding of the aforementioned General Shareholders´ Meeting, established in the Standards Related to Periodical or Occasional Information to be Submitted by People Subject to Control by the National Securities and Exchange Commission, two days were holidays, namely (Saturday, April 28 and Sunday, April 29, 2007) and one day was national holiday, Labour Day (Tuesday, May the 1st, 2007).

In regard to "Form CNV-FG-009 Remuneration of the Board of Directors" untimely submitted on May 15, 2007 I do hereby need to point out that as a consequence of confidential information such form requires an internal authorization procedure prior delivery. We will try not to have this delay again but always having in view compliance with internal procedures and controls used by the company.

In regard to "Management letter not been submitted yet" same was submitted on June 26 of this year. We will make our best efforts to avoid such a delay.

In regard to "clarify the origin of the amount indicated as base income for the right to dividends" comprised in Form CNV-FG-008 same was submitted on June 26, 2007.

As for requirement of the last amendment to the By-laws demanded by such institution, I do hereby ratify on behalf of my principal that the last amendment made to the By-laws correspond to that registered with the First Commercial Registry of the Federal District (today Capital District) and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro that was submitted upon request of such institution on June 30, 2006.

Enclose the following copies:

1. Official communication dated June 26, 2007 by which Letter to the Management and Form CNV-FG-008 are submitted.
2. Communication sent to the National Securities and Exchange Commission on June 26, 2007 which clarifies the item about the base earnings to decree of ordinary dividend 2007.
3. Commercial Registry of the General Shareholders´ Meeting held on April 26, 1999 and communication dated June 30, 2006 by which the last amendment to the by-laws is submitted together with other matters.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. Alejandro Delfino T. (signed) Illegible.

Executive President.

Translator's Note: At the upper right margin of each of the two (2) pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 July 17 AM 11:54 FILE RECEIVED." --------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 15, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376
2401309
Transporte ALPES C.A
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12.
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

RECIBIDO

Caracas, 17 de julio de 2007.

Señores
Presidencia de la
COMISION NACIONAL DE VALORES
Presente.-

Tenemos a bien dirigirnos a Uds. con la finalidad de dar acuse de recibo de su Oficio PRE-DOPU-541-2007 de fecha 12 de julio del año 2007, en el cual se expresa textualmente lo siguiente: "que efectuada la revisión de la información periódica u ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores correspondiente al ejercicio económico finalizado el 31 de diciembre de 2006, consignada ante este Organismo en fechas 30 de marzo, 30 de abril, 4, 8 y 15 de mayo de 2007, se pudo determinar lo siguiente: 1.- El listado de accionista a la fecha de la celebración de la Asamblea Ordinaria de Accionistas, el listado de accionista de la empresa, registrados en la Caja Venezolana de Valores con fecha valor 27 de abril de 2007, el informe sobre los métodos y procedimientos aplicados en su organización para prevenir la utilización de los mismos como medio para legitimar capitales y la declaración de impuesto sobre la renta correspondiente al ejercicio 2006, se consignaron extemporáneamente en fecha 8 de mayo de 2007 y el Formulario CNV-FG-009 Remuneraciones Junta Directiva se consignó extemporáneamente en fecha 15 de mayo de 2007...2.- No ha sido consignada la carta a la gerencia, ... 3.- En el Formulario CNV-FG-008 Decreto y Pago de Dividendos se debe aclarar el origen del monto señalado como utilidad base para el decreto de dividendos. Por otra parte, se requiere la última modificación estatutaria registrada para la actualización de los datos de la institución en nuestros registros."

En relación con el punto 1.- del referido Oficio, les manifestamos que la información relativa a "el listado de accionista a la fecha de la celebración de la Asamblea Ordinaria de Accionistas, el listado de accionista de la empresa, registrados en la Caja Venezolana de Valores con fecha valor 27 de abril de 2007, el informe sobre los métodos y procedimientos aplicados en su organización para prevenir la utilización de los mismos como medio para legitimar capitales y la declaración de impuesto sobre la renta correspondiente al ejercicio 2006" fueron entregados el 08 de mayo del año 2007 debido al corto tiempo de cuatro (4) días hábiles, pues de los 7 días continuos existentes entre dicha fecha y la de celebración de la Asamblea General Ordinaria de Accionista antes mencionada, establecidos por las Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores, dos días fueron no laborales por ser fin de semana (sábado 28 y domingo 29 de abril de 2007) y un día fue de fiesta nacional por el día de los Trabajadores (martes 1° de mayo de 2007).

En cuanto al "formulario CNV-FG-009 Remuneraciones Junta Directiva" que se consignó extemporáneamente en fecha 15 de mayo de 2007, debo resaltar que por la información confidencial que el mismo conlleva requiere de un procedimiento interno de autorización previa a su envío. Trataremos de que no vuelva a presentarse dicho retraso pero siempre teniendo como norma el cumpliendo con los procedimientos y controles internos aplicados por la empresa.

En relación a la "no consignación de la carta a la gerencia", la misma fue entregada el día 26 de junio del corriente año. Haremos nuestros mejores esfuerzo para que no vuelva a presentarse dicho retraso.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380
MANPA
Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Con. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

RECIBIDO

En cuanto a "aclarar el origen del monto señalado como utilidad base para el decreto de dividendos" presentado en el Formulario CNV-FG-008, la misma fue entregada el día 26 de junio de 2007.

En cuanto al requerimiento de la última modificación estatutaria requerida por dicho organismo, les ratifico, en nombre de mi representada, que la última modificación efectuada a los estatutos sociales corresponden a la registrada por ante el Registro Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda el 14 de julio de 1999, bajo el No. 35, Tomo 141-A-Pro, la cual fue consignada a solicitud de ese organismo en fecha 30 de junio de 2006.

Anexos las siguientes copias:

1. Comunicación de fecha 26 de junio de 2007 mediante la cual se consigna la Carta a la Gerencia y el Formulario CNV-FG-008.
2. Comunicación enviada a la Comisión Nacional de Valores en fecha 26 de junio de 2007, en la cual se aclara el punto de la utilidad base para el decreto del dividendo ordinario 2007.
3. Registro Mercantil de la Asamblea General Ordinaria de Accionistas celebrada el día 26 de abril de 1999 y comunicación de fecha 30 de junio de 2006, mediante la cual se consignó entre otros aspectos la última modificación estatutaria.

Atentamente,
MANUFACTURAS DE PAPEL, C.A. (MANPA)
S.A.C.A.

Lic. Alejandro Delfino T.
Presidente Ejecutivo

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, July 18, 2007

Messrs.

President and other members of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Directorate to Control Public Offer of Securities and their Issuing Entities

Your Office.-

We do hereby address you to acknowledge receipt of your mail dated July 16, 2007 related to the authorization to issue commercial papers up to Bs.20,000 million submitted before the National Securities Registry on July 29, 2007 which item No.6 textually states the following: "6.- clarifying about pending litigation, civil, commercial, tax or labor claims."

Consequently, we do hereby make known that:

1. According to the legal criteria used by the company, based on the opinion of the legal advisors, the procedures and/or trials included in the Prospectus in its section devoted to "Additional Information Not Required in Prospectus" do not significantly impact the company financial situation as indicated in letter issued by lawyer Nelly González that is part of the aforementioned authorization request.

2. When the "Additional Information Not Required in Prospectus" of the aforementioned authorization request was prepared, the title established in number 2, letter A, part III of Resolution procedures No.79-2005 dated June 27, 2005 through which this Organization sentenced a Guideline to request Authorization to Make Public Offer of Commercial Papers, published in Official Gazette No.38229 dated July 15, 2005 was textually transcribed.
3. Likewise, we consider important to provide the relation of trials and/or procedures in areas of the transparency principle and general knowledge that the capital market requires.

Therefore, the text about the additional information subject of this clarification will be amended by us to avoid doubts and we will submit such information as follows: "Indicate the outstanding litigation or civil, commercial, tax or labor claims for the company."

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman---

Public Offer Control

oferta@cnv.gov.ve

07/16/2007 08:57

To: llevel@manpa.com.ve

Cc (blank)

Reference: Remarks

Below I forward you some remarks in regard to documentation related to authorization request to issue commercial papers up to Bs.20,000 million brought before the National Securities Registry on June 29, 2007:

1.- Prospectus

- Page 5. Item 1.13. Risk classification. Include summary of classification report according to item b)XV Form CNV-I-02.

- Page 7. Item 2.3. Directors and Executive Personnel. Add information to the résumé of Celestino Martínez and Armando Martínez.

- Page 24. In the interim financial statements, add figures in equity accounts and change total figure of liabilities + shareholders´ equity.

- Page 139. Include in Resolution 016-86 of 01-27-87 net foreign currency position and clarify amount of profit and loss for 2005 and 2007.

2. Submit risk classification reports by Clave and Fitch.

3. In the formal authorization request replace "registration by authorization" for "registration of bonds."

4. In the project of the newspaper add correct 2006 and place 2007.

5. In the macrobond model: a) correct in the second paragraph the amount of Bs. Fifteen Thousand Million for Twenty Thousand Million and b) Place at the end the text related to the criminal clause.

6. Clarify pending litigations, civil, commercial, tax and labor claims.

Regards,

Osmira Marín.

Public Offer Directorate.

07/11/07--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 15, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos (0243) 2401235 - 2401236 - 2401309
Bolsas:
Teléfonos (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos (0243) 2401255 - 2401376
Transporte ALPES C.A.
Teléfonos (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. [illegible]
Urb. El Bosque. Torre Country Club Piso [illegible]
Municipio Chacao - Caracas
RIF J 00023530 - 9
NIT 0007464873

Teléfonos (0212) 9012311
www.manpa.com.ve

Caracas, 18 de julio de 2007.

Señores
COMISION NACIONAL DE VALORES
Dirección de Control de Oferta Pública de Valores y sus Entes emisores
Presente.-

Tenemos a bien dirigirnos a Uds. con la finalidad de dar acuse de recibo de su correo de fecha 16 de julio del año 2007, relacionado con la solicitud de autorización de emisión de papeles comerciales hasta por Bs.20.000 millones, consignada por antes el Registro Nacional de Valores el 29 de julio de 2007, en el cuyo punto 6 se expresa textualmente lo siguiente: "6.- Aclarar sobre los litigios reclamaciones civiles, mercantiles, fiscales o laborales pendientes".

En consecuencia procedemos aclarar que:

1.- De acuerdo al criterio legal aplicado por la empresa, basado en la opinión de los asesores legales externos, los procedimientos y/o juicios incluidos en el Prospecto, en su sección relativa a la "Información Adicional no requerida en el Prospecto", no afectan materialmente la situación financiera de la empresa, tal y como se participo en la carta emitida por la abogado Nelly González, la cual forma parte de la solicitud de autorización mencionada.

2.- Cuando se elaboró la "Información Adicional no requerida en el Prospecto" de la solicitud de la autorización antes referida, se transcribió textualmente el título establecido en el numeral 2 del literal A de la parte III de la Resolución N° 79-2005 de fecha 27 de junio de 2005, mediante la cual ese Organismo dictó el Instructivo para solicitar Autorización para Hacer Oferta Pública de Papeles Comerciales, publicada en la G.O. N° 38.229 de fecha 15 de julio de 2005.

3. Asimismo, consideramos importante suministrar la relación de los juicios y /o procedimientos en aras del principio de transparencia y conocimiento general que el mercado de capitales requiere.

Por consiguiente, el texto del punto de la información adicional objeto de la presente aclaratoria, lo modificaremos para evitar las dudas generadas y la presentaremos bajo el siguiente texto: "Mencione los litigios o reclamaciones civiles, mercantiles, fiscales o laborales pendientes para la sociedad".

Atentamente,
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T.
Presidente de la Junta Directiva

Control de Oferta Pùblica
<ofertap@cnv.gov.ve>
16/07/2007 08:57

Para llevel@manpa.com.ve
cc
Asunto Observaciones

A continuación les envío algunas observaciones en relación a la documentación relacionada con la solicitud de autorización de emisión de papeles comerciales hasta por Bs. 20.000 millones, consignada en el Registro Nacional de Valores en fecha 29 de junio de 2007:

1.- Prospecto:

- Pág. 5. En el punto 1.13. Calificación de Riesgos. Incluir resumen del dictamen de la calificación, según punto b) XV del Formulario CNV-I-02.

- Pág. 7. En el punto 2.3. Personal Directivo y Ejecutivo. Ampliar currículum de Celestino Martínez y Armando Martínez.

-. Pág. 24. En los estados financieros interinos, agregar cifras en las cuentas de patrimonio y cambiar la cifra de total pasivo + patrimonio.

- Pág. 139. En la Resolución 016-86 del 27-01-87, incluir la posición neta en moneda extranjera y aclarar monto de las ganancias y pérdidas para 2005 y 2007.

2.- Consignar informes de calificaciones de riesgo de Clave y Fitch.

3.- En la solicitud formal de autorización sustituir "inscripción de la autorización" por "inscripción de los títulos".

4.- En el proyecto de aviso de prensa corregir 2006 por 2007.

5.- En el modelo de macrotítulo: a) corregir en el segundo párrafo, el monto de Bs. Quince Mil Millones por Veinte Mil Millones y b) Trasladar para el final del texto lo relativo a la cláusula penal.

6.- Aclarar sobre litigios reclamaciones civiles, mercantiles, fiscales o laborales pendientes.

Saludos

Osmira Marín.

Dirección de Oferta Pública.

11/07/07.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

UNSECURED BONDS AT BEARER STATED IN BOLIVARS

ISSUE 2007 up to BS.50,000,000,000.00

SERIES I up to BS. XXXXXXX

NO. (BLANK) –CVV

ISIN (BLANK)

PROVISIONAL MACROBOND

PLACE AND DATE OF ISSUE OF MACROBOND: Caracas, xxxxx 2007

PLACE AND DATE OF MATURITY OF MACROBOND: Caracas, up to replacement by a Final Macrobond.

TOTAL PAR VALUE OF SERIES Bs. (blank)

AMOUNT OF SECURITIES (Blank), EACH WITH A PAR VALUE OF Bs. (blank)

Series I is represented by a Provisional Macrobond until its replacement by a Final Macrobond representing the bonds actually placed, which shall be kept in custody by CVV Caja Venezolana de Valores, S.A. that in turn shall issue custody certificates in the name of holders of unsecured obligations comprised in this series.

This Macrobond is part of the issue of unsecured obligations up to an amount of Fifty Thousand Million Bolivars (Bs.50,000,000,000.00) issued by MANUFACTURAS DE

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

PAPEL, C.A. (MANPA) S.A.C.A. and approved by the General Shareholders´ Meeting held on April 27, 2007 registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on May 14, 2007 No.32, Volume 69-A-Pro and approved by the Board of Directors as per Minute No.960 dated May 25, 2007.

Public offer of this issue was authorized by the National Securities and Exchange Commission and registered with the National Securities Registry as per Resolution No.XXXX dated XXXX, 2007 pursuant to the Standards Related to Public Offer and Primary Placement of Bonds, Commercial Papers and Securities Holding by Multilateral Entities, published in Official Gazette of the Bolivarian Republic of Venezuela No.38428 as of May 3, 2006. Information related to both issue and issuer is in the prospectus authorized by the National Securities and Exchange Commission.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company domiciled in the city of Caracas, registered with the Commercial Registry Office in charge of the former Court of First Instance in Commercial Matters of the Federal District on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State, on July 14, 1999 under No.35, Volume 141-A-Pro.

Interest rate to be earned herein shall be calculated by the Common Representative of Bondholders as set forth by the provisions of the prospectus of issue.

For **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.**

Authorized signature (blank)

Authorized signature (blank)

This Macrobond is solely to be deposited and guarded by the CVV Caja Venezolana de Valores, S.A.

This Macrobond represents (blank) corresponding to issue 2007, series 2007-I up to the amount of Bs.(blank), is solely to be given in deposit and custody at the CVV Caja Venezolana de Valores, S.A. which in turn is entitled to issue "Non Negotiable Certificates" in the name of each holder of unsecured obligations represented herein, which are deposited in the Accounts and/or Sub accounts of Securities Deposits they own. This Macrobond shall solely be collected by the CVV Caja Venezolana de Valores,

S.A., which in turn, in its condition of payment agent and provided that and whenever the issuer has provided the corresponding funds, shall pay bondholders comprised in this series, proportionally to they ownership, everything pursuant to the terms set forth in the prospectus of this issue, the Capital Market Law, the Active Box and other relevant legal standards.

IT IS HEREIN UNDERSTOOD THAT THIS BOND SHALL BE SUBJECT TO THE PROVISIONS SET FORTH IN ARTICLE 322 OF THE VENEZUELAN CRIMINAL CODE WHICH ESTABLISHES CRIMINAL RESPONSIBILITY TO WHOMSOEVER FAKE OR CHANGE, FULLY OR PARTIALLY, THIS DOCUMENT. ----------------------------------

Translator's Note:

At the upper right margin of each of the two (2) pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 July 13 AM 9:06. FILE. RECEIVED."---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 15, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANPA

COMISION NACIONAL DE VALORES

2007 JUL 13 AM 9:06

ARCHIVO

RECIBIDO

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

OBLIGACIONES QUIROGRAFARIAS AL PORTADOR DENOMINADAS EN BOLÍVARES
EMISIÓN 2007 hasta por Bs. 50.000.000.000,00
SERIE I hasta por Bs. xxxxxxxx
No. _______-___-CVV
ISIN. ________

MACROTÍTULO PROVISIONAL

LUGAR Y FECHA DE EMISIÓN DEL MACROTÍTULO: Caracas, XX de XXXXX de 2007
LUGAR Y FECHA DE VENCIMIENTO DEL MACROTÍTULO: Caracas, hasta su sustitución por un Macrotítulo Definitivo.
VALOR NOMINAL TOTAL DE LA SERIE: Bs.
CANTIDAD DE OBLIGACIONES: , CADA UNA CON UN VALOR NOMINAL DE: Bs.

La serie I está representada por este Macrotítulo Provisional, hasta su sustitución por un Macrotítulo Definitivo representativo de las obligaciones efectivamente colocadas, el cual permanecerá en custodia de la CVV Caja Venezolana de Valores, S.A., la cual a su vez emitirá certificados de custodia a nombre de los tenedores de las obligaciones quirografarias que constituyen la presente serie.

El presente Macrotítulo forma parte de la emisión de obligaciones quirografarias hasta por un monto de Cincuenta Mil Millones de Bolívares (Bs. 50.000.000.000,00) emitida por MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A. y aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 27 de Abril de 2.007, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Mayo de 2007, Nº 32, Tomo 69-A-Pro, y aprobada por la Junta Directiva según Acta No. 960 de fecha 25 de mayo de 2007.

La oferta pública de la presente emisión fue autorizada por la Comisión Nacional de Valores e inscrita en el Registro Nacional de Valores según Resolución No. XXXXX de fecha XXX de XXXX de 2007, de conformidad con las Normas Relativas a la Oferta Pública y Colocación Primaria de Obligaciones, Papeles Comerciales y Títulos de Participación por parte de Entes Multilaterales, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.428 de fecha 3 de mayo de 2006. La información relativa tanto a la emisión como al emisor se encuentra en el prospecto autorizado por la Comisión Nacional de Valores.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una sociedad mercantil domiciliada en la ciudad Caracas, inscrita por ante el Registro Mercantil a cargo del antiguo Juzgado de Primera Instancia en lo Mercantil Distrito Federal en fecha 31 de marzo de 1950, bajo el No. 379, Tomo 1-B, (Expediente Nº 3.251). Su últi modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Dist Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141 - A Pro.

La tasa de interés que devengará la presente serie será calculada por el Representante Común de los Obligacionistas según lo establecido en el prospecto de la emisión.

Por Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Firma Autorizada

Firma Autorizada

Este Macrotítulo es únicamente para ser depositado y custodiado por la CVV Caja Venezolana de Valores, S.A.

Este macrotítulo, representativo de_________correspondientes a la emisión 2007, serie 2007-I, hasta la cantidad de Bs.________, es únicamente para ser entregado en depósito y custodia en la CVV Caja Venezolana de Valores S.A, la cual a su vez podrá emitir "Constancias No Negociables" a nombre de cada uno de los tenedores de las obligaciones quirografarias aquí representados, que se encuentran depositados en las Cuentas y/o Subcuentas de Depósito de Valores de las que sean titulares. Este Macrotítulo podrá ser cobrado únicamente por la CVV Caja Venezolana de Valores, S.A, quien a su vez, en su condición de agente de pago y siempre y cuando el emisor le haya suministrado los fondos correspondientes, pagará a los tenedores de las obligaciones quirografarias que constituyen la presente serie, en la proporción que corresponda, todo de conformidad con los términos establecidos en el prospecto de la presente emisión, la Ley de Mercado de Capitales, Ley de Cajas de Valores y demás normas legales pertinentes.

QUEDA ENTENDIDO QUE EL PRESENTE TITULO ESTARA SUJETO A LO ESTABLECIDO EN EL ARTICULO 322 DEL CODIGO PENAL VENEZOLANO EL CUAL ESTABLECE LA RESPONSABILIDAD PENAL PARA AQUEL QUE FALSIFICARE O ALTERARE TOTAL O PARCIALMENTE EL PRESENTE DOCUMENTO.

RECEIVED

2007 DEC 18 A 10: 3

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

PLACEMENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, established in 1950, domiciled in Caracas, which Articles of Incorporation and By-laws were originally registered with the Commercial Registry kept by the then Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3.251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro, represented in this act by **JUAN ANTONIO LOVERA V.**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity **Card No.5534882**, proceeding in this act in his capacity as **Corporate Finance Vice-President** and dully authorized thereon as evidenced in meeting No.960 of the Board of Directors as of May 25, 2007 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **XXXX** that hereinafter, and for the purposes of the present contract, will be referred to as "**THE PLACEMENT AGENT**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT AND ITS CHARACTERISTICS

THE ISSUER by means of the General Shareholders' Meeting held on April the 27th, 2007 approved issuing commercial papers amounting to up to TWENTY THOUSAND

INTERPRETE PUBLICO

MILLION BOLIVARS (Bs.20,000,000,000.00). In this regard, the Board of Directors in its meeting No.960 dated May 25, 2007 in use of its powers vested upon it by the General Shareholder's Meeting, set an amount of issuance of Commercial Papers up to TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00), which characteristics will be specified in the issuance of each series that will be published in a newspaper of major national circulation. The present issuance was authorized and registered with the National Securities Registry as of XXX under Resolution No. XXX.

SECOND: EEFCTIVENESS

This contract will be effective from its date of execution and will be in effect until all and any negotiable Custody Certificates of each series with base on authorization granted by the National Securities and Exchange Commission as of XXX, under Resolution No. XXX, have been paid.

THIRD: POWERS OF THE PLACEMENT AGENTS

THE ISSSUER does hereby authorize and empower **VALORES VENCRED CASA DE BOLSA, S.A.** to act as **PLACEMENT AGENT** and to appoint, if necessary, other "Public Brokers of Securities" of series that may be issued based on the authorization indicated in the Clause above. Therefore, **THE PLACEMENT AGENT** will be in charge of:

a.- Trying, based on bigger efforts or any other fashion, that the parties set the amount of Placement for each series of Commercial Papers, in the proper proportion.

b.- Carrying out any formality needed for the efficient placement of the amount allocated for each series.

c.- Pursuant to the provisions of the **Standards to Prevent, Control and Audit Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market** set forth by the National Securities and Exchange Commission and published in Official Gazette No.38354 as of January 10, 2006 **THE PLACEMENT AGENT** is bound to keep a record of individuals and body corporate that acquire any series of commercial papers related to this issuance, and shall be available to **THE ISSUER** once the placement term is finished, if so required.

THE PLACEMENT AGENT will be exempted from keeping this record when the issuer directly makes primary placement of any series, and shall be on account of **THE**

ISSUER the obligation to keep a record of any individual and body corporate acquiring the series of commercial papers related to the present issuance, as established by the **Standards to Prevent, Control and Audit Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market.**

FOURTH: CAPITAL LEGITIMATING

THE PLACEMENT AGENT is bound to comply with the provisions included in the *STANDARDS FOR PREVENTION, CONTROL AND AUDIT OPERATIONS FOR LEGITIMIZING CAPITALS APPLICABLE TO VENEZUELAN CAPITAL MARKETS*, established by the National Securities and Exchange Commissions and published in Official Gazette No.3854 as of January 10, 2006 in order to prevent and avoid securities issued by THE ISSUER to be used for capital legitimating from legal activities.

Likewise, **THE PLACEMENT AGENT** in case of appointing other Public Accountants of Securities to act as Placement Agents of issue subject to this contract, is bound to include in the contracting entered into these two, the legal obligations related to prevention of Capital Legitimating, in the same terms included herein.

THE PLACEMENT AGENT is the sole responsible for selecting and appointing other Public Brokers of Securities and expressly acknowledges that their selection is grounded as of the criteria and own assessment, based on their expertise.

FIFTH: FORMALITIES AND ISSUER EXPENSES

1. The parties expressly agreed that the authorization request to public offer of the aforementioned issuance will be prepared and dealt with by **THE ISSUER** before the National Securities and Exchange Commission.
2. The parties do hereby agree that the expenses corresponding to prospectus printing, printing of sole bonds for each series and publicity related to placement of issuance will be the responsibility of **THE ISSUER**.
3. The expenses that may be incurred in by **THE PLACEMENT AGENT** on account of **THE ISSUER** will require prior authorization of this latter.

SIXTH: PLACEMENT SYSTEM

THE PLACEMENT AGENT is bound to try placing primary agents of the series referred to herein by "Placement with Bigger Efforts" or by any other fashion that the parties may

eventually set forth and that will be announced in the press notice, which is defined in Article 1, Numeral 10 of the "Standards for Public Offering and Primary Placement of Securities and to Publicity of Issuances."

THE PLACEMENT AGENT is bound to comply with all the applicable provisions that may arise from the aforementioned Standards for primary placement of commercial papers referred to herein as well as with the clauses set forth in the present contract. For each series, **THE ISSUER** shall issue a Sole Bond for the amount effectively placed, which will remain in custody of **THE ISSUER** that will act as Payment Agent for each series, which will be specified in the corresponding newspaper notice. Upon carrying out the sale, **THE PLACEMENT AGENT** shall deliver each investor a cash receipt that will be exchanged by a negotiable custody certificate issued by **THE ISSUER** in its capacity as Custodian of the Sole Bond comprising each series.

SEVENTH: DISTRIBUTION, TERM AND FASHION

THE PLACEMENT AGENT will start placing the total amount of each series when the newspaper notices informing about issuance of each series are published.

The contract entered into by **THE PLACEMENT AGENT** with other Placement Agents pursuant to the provisions set forth in the second clause shall set forth that: Securities Brokerage Companies shall deposit, on a daily basis, in the account **THE ISSUER** has previously indicated in written to **THE PLACEMENT AGENT** the moneys collected for their sales and will send to **THE PLACEMENT AGENT,** together with the bank deposit slips, the form designed by this latter that will specify the amount placed as well as other data related to such placements.

The monies shall be delivered to **THE ISSUER** on the sale value date by depositing such funds in the account that **THE ISSUER** has therefore indicated in written to **THE PLACEMENT AGENT.**

EIGHT: COMMISSIONS

THE PLACEMENT AGENT will receive, pursuant to the present contract, a commission of **XXX%** yearly in the case of **body corporate** investors and **XXX%** yearly in case of **individual** investors for services rendered per year on the total amount effectively

placed by them from the issuance authorized by the National Securities and Exchange Commission, which will be paid as follows:

- **THE ISSUER** will pay such commission at the end of the placement period of each series or when the series is fully placed, whatever occurs first, once the corresponding income tax is withheld.

It is hereby expressly agreed that **THE PLACEMENT AGENT** will send to **THE ISSUER** the invoice specifying the Value Added Tax, currently equivalent to nine percent **(9.00%)**, once paid, calculated on the amount to be paid to **THE PLACEMENT AGENT** pursuant to the provisions of the Decree Law establishing the Value Added Tax published in Official Gazette of the Bolivarian Republic of Venezuela No. 38632, dated February 26th, 2007. It is expressly understood that payment of commission to **THE PLACEMENT AGENT** is made for services rendered to the Issuer in compliance with this contract.

NINTH: INDEMNITY

THE ISSUER is bound herein to hold **THE PLACEMENT AGENT** harmless for any claim that may exist, due to the incorrectness, insufficiency or untruthfulness of the public information, arising from, produced by and/or authorized by **THE ISSUER** related to issuance of Commercial Papers referred to in the First Clause. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT** for any prejudice the circumstances abovementioned may have caused.

TENTH: ARBITRATION AND DOMICILE

Any controversy arising from the present contract shall be definitely resolved by arbitration pursuant to the Arbitration Regulations of the Arbitration Center of the Caracas Chamber of Commerce in effect at the date of controversy by one or more arbitrators appointed in compliance with those Regulations.

Subpoenas or notices that may be required due to any arbitration procedure pursuant to the arbitration procedure herein shall be carried out as set forth by the Regulations of the Arbitration Center of the Caracas Chamber of Commerce to the addresses indicated at the end of this contract.

Both parties choose the city of Caracas as special and exclusive domicile for all the purposes of this contract.

The addresses for notices the parties are as follows:

THE ISSUER: Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito.

THE PLACEMENT AGENT. XXXXX.

Three (3) counterparts of one same tenor and for one sole purpose are made in.---------

Translator's Note: At the upper right margin of the first page there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 June 29 AM 10:47 FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 14th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

COMISION NACIONAL
DE VALORES

CONTRATO DE COLOCACION

2007 JUN 29 AM 10: 47

ARCHIVO
RECIBIDO

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.,** fundada en 1950, domiciliada en Caracas, cuya acta constitutiva y estatutos sociales fueron inscritos originalmente en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251) y cuya última modificación a sus estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141-A Pro, representada en este acto por el Sr. **JUAN ANTONIO LOVERA V.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la cédula de identidad **N° 5.534.882**, procediendo en su carácter de **Vicepresidente Corporativo de Finanzas** y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 960 del 25 de mayo de 2.007, que en lo sucesivo se denominará **" EL EMISOR "**, por una parte y por la otra XXXXXXXX a los efectos del presente contrato se denomina **"EL AGENTE DE COLOCACION"**, se ha convenido celebrar el presente contrato de colocación que se rige por las siguiente cláusulas:

PRIMERA: Acuerdo de Emisión y sus Características

La Asamblea General Ordinaria de Accionistas de **"EL EMISOR"** celebrada el 27 de Abril de 2007, autorizó la emisión de papeles comerciales hasta por un monto de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,00). En este sentido, la Junta Directiva en su reunión No. 960 de fecha 25 de mayo de 2007, haciendo uso de las facultades conferidas por la referida Asamblea de Accionistas, fijó el monto de la emisión de Papeles Comerciales en hasta VEINTE MIL MILLONES DE BOLIVARES (BS. 20.000.000.000,00), cuyas características serán especificadas en la emisión de cada serie que será publicada en un diario de alta circulación nacional. La presente emisión fue autorizada e inscrita en el Registro Nacional de Valores el día xxx de xxxx de xxxx bajo la Resolución No. XXXXX

SEGUNDA: Vigencia

Este contrato entrará en vigencia a la fecha de su firma y se mantendrá en vigencia hasta tanto hayan sido pagados todos los Certificados de Custodia negociables de cada una de las series con base a la autorización otorgada por la Comisión Nacional de Valores el día XXXX, bajo la Resolución No. XXXXX.

TERCERA: Atribuciones de los Agentes de Colocación

"EL EMISOR" autoriza y faculta a **VALORES VENCRED CASA DE BOLSA, S.A.,** para actuar como **"AGENTE DE COLOCACIÓN"** y para designar, si fuere necesario, a otros "Corredores

Públicos de Títulos Valores" de las series que se emitan con base a la autorización señalada en la Cláusula anterior. A tales efectos, **"EL AGENTE DE COLOCACIÓN"** estará encargado de:

a.- Procurar en Base a Mayores Esfuerzos o cualquier modalidad que fijen las partes, la Colocación del monto de cada serie de Papeles Comerciales, en la proporción que le correspondiere.

b.- Efectuar cualquier trámite que se necesitara para la eficiente colocación del monto asignado en cada serie.

c.- De conformidad a lo establecido en las *'NORMAS PARA LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO"*, emanada de la CNV y publicadas en la Gaceta Oficial Nº 38.354 de fecha 10 de enero de 2006., **"EL AGENTE DE COLOCACION"** se compromete a llevar el registro de las personas naturales y jurídicas que adquieren cualesquiera de las series de papeles comerciales relativas a esta emisión, y deberá estar a disposición de **"EL EMISOR"** una vez culminado el período de colocación, en caso de que le sea requerido.

"EL AGENTE DE COLOCACION" estará exceptuado de llevar este registro, cuando **EL EMISOR** efectúe directamente la colocación primaria de cualesquiera de las series, en cuyo caso será obligación de **"EL EMISOR"**, llevar el registro de las personas naturales y jurídicas que adquieran las series de papeles comerciales relacionadas con la presente emisión, tal y como lo establece las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano.**

CUARTA: Legitimación de Capitales

"EL AGENTE DE COLOCACION" se obliga a cumplir con las disposiciones contenidas el las *'NORMAS PARA LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO"*, emanada de la CNV y publicadas en la Gaceta Oficial Nº 38.354 de fecha 10 de enero de 2006, a fin de prevenir y evitar que los títulos valores emitidos por "EL EMISOR" sean utilizados para la legitimación de capitales provenientes de actividades ilícitas.

Asimismo, **"EL AGENTE DE COLOCACION"** en caso de designar a otros Corredores Públicos de Títulos Valores para que actúen como Agentes de Colocación de la emisión objeto del presente contrato, se compromete a incluir en la contratación que celebre con éstos, las obligaciones legales relativas a la prevención de Legitimación de Capitales, en los mismos términos que están contenidas en el presente contrato.

"EL AGENTE DE COLOCACION" es el único responsable por la selección y designación de los otros Corredores Públicos de Títulos Valores y reconoce expresamente que su elección está fundamentada en criterios y apreciaciones propias, basadas en su experiencia.

QUINTA: Trámites y Gastos del Emisor

1. Las partes convienen expresamente en que la solicitud de autorización para hacer oferta pública de la referida emisión, será elaborada y tramitada por **"EL EMISOR"** ante la Comisión Nacional de Valores.
2. Las partes convienen en que los gastos correspondientes a impresión de los prospectos, impresión de los títulos únicos de cada serie y publicidad relativa a la colocación de las emisiones, estarán a cargo de **"EL EMISOR"**.
3. Los gastos en que incurra **"EL AGENTE DE COLOCACION"** por cuenta de **"EL EMISOR"** requerirán la previa autorización de ésta.

SEXTA: Sistema de Colocación

"EL AGENTE DE COLOCACION" se compromete a procurar la colocación primaria de las series a que se refiere el presente contrato, mediante el sistema de "Colocación a Mayores Esfuerzos" o cualquier modalidad que fijen las partes y se anunciará en el aviso de prensa, el cual se encuentra definido en el Artículo 1°, Numeral 10, de las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones".

"EL AGENTE DE COLOCACION" se obliga a dar cumplimiento a todas las disposiciones aplicables que se deriven de las citadas Normas para la colocación primaria de los papeles comerciales a los cuales se refiere este contrato, así como a las cláusulas contenidas en el presente convenio. En la oportunidad de cada serie, **"EL EMISOR"** deberá emitir un Título Unico por el monto efectivamente colocado, el cual permanecerá en custodia de **"EL EMISOR"** que actuará como Agente de Pago para cada serie, lo cual será especificado en el aviso de prensa correspondiente. En el momento de efectuarse la venta, **"EL AGENTE DE COLOCACION"** deberá entregar a cada inversionista un recibo de caja el cual deberá ser canjeado por un certificado de custodia negociable emitido por **"EL EMISOR"** en su carácter de Custodio del Título Unico que conforma cada serie.

SEPTIMA: Distribución, Plazo y Forma

"EL AGENTE DE COLOCACION" comenzará a colocar el monto total de cada serie en la oportunidad en que sean publicados los avisos de prensa participando la emisión de cada serie.

En la contratación que celebre **"EL AGENTE DE COLOCACION"** con otros Agentes de Colocación según lo previsto en la cláusula segunda, deberá establecerse: Diariamente las Sociedades de

Corretaje de títulos valores, depositarán en la cuenta que **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION"** los fondos recaudados por sus ventas y enviarán a **"EL AGENTE DE COLOCACION"** conjuntamente con los comprobantes de los depósitos Bancarios el formulario diseñado por este último, en el cual se especificarán los montos colocados, así como otros datos relativos a dichas colocaciones.

Los fondos deberán ser entregados a **"EL EMISOR"** el día de la fecha valor de la venta, mediante depósito de los mismos en la cuenta, que a tal efecto **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION".**

OCTAVA: Comisiones

"EL AGENTE DE COLOCACION" percibirá por los servicios prestados conforme al presente contrato, una comisión de **XXX%** en caso de inversionistas **personas jurídicas** y de **XXX%** en caso de inversionistas **personas naturales** por año sobre el monto total efectivamente por ellos colocado de la emisión autorizada por la Comisión Nacional de Valores, la cual será cancelada de la forma siguiente:

- Dicha comisión será pagada por **"EL EMISOR"** al finalizar el período de colocación de cada serie o cuando la serie esté totalmente colocada, lo primero que ocurra, una vez retenido el impuesto sobre la renta correspondiente.

Queda expresamente convenido que **"EL AGENTE DE COLOCACION"** enviará a **"EL EMISOR"** la factura especificando el Impuesto al Valor Agregado, actualmente equivalente al nueve por ciento (9,00 %), una vez enterado, calculado sobre el monto a cancelar a **"EL AGENTE DE COLOCACION"** de conformidad con lo establecido en el Decreto de Ley que establece el Impuesto al Valor Agregado publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.632, de fecha 26 de Febrero de 2.007. Quedando expresamente entendido que el pago de la comisión a **"EL AGENTE DE COLOCACION"**, se efectúa por los servicios que presta al Emisor de acuerdo a este contrato.

NOVENA: Indemnización

"EL EMISOR" se obliga a mantener a salvo la responsabilidad de **"EL AGENTE DE COLOCACION"**, por cualquier reclamación que pudiese existir, por haber sido incorrecta, insuficiente o falsa la información publicada, derivada, generada y/o autorizada por **"EL EMISOR"** relacionada con la emisión de Papeles Comerciales a que hace referencia la Cláusula Primera. En consecuencia, **"EL EMISOR"** se compromete a indemnizar a **"EL AGENTE DE COLOCACION"** por cualquier perjuicio que las circunstancias antes mencionadas pudieran haberle causado.

DECIMA: Arbitraje y Domicilio

Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento.

Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma señalada en el Reglamento del Centro de Arbitraje de la Cámara de Comercio de Caracas, en las direcciones indicadas al final de este contrato.

Ambas partes eligen a la ciudad de Caracas como domicilio especial y exclusivo, para todos los fines de este contrato.

Las direcciones de notificación de las partes son las siguientes:

"EL EMISOR": Av. Francisco de Miranda, Torre Country Club, piso 11, Chacaíto.

"EL AGENTE DE COLOCACION": XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de autenticación.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

PLACEMENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company established in 1950, domiciled in Caracas, and originally registered with the Commercial Registry kept by the then Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3.251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro, and with the Sole Registry Office of Tax Information (RIF) No.J-00023530-9, hereinafter referred to as **THE ISSUER**, represented in this act by JUAN ANTONIO LOVERA V., a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity Card No.5534882, proceeding in this act in his capacity as Corporate Finance Vice-President and dully empowered for this act as evidenced in Meeting of the Board of Directors No.960 as of May 25, 2007 and by Resolution of the General Shareholders´ Meeting of **THE ISSUER,** held on April 27, 2007 registered with the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State on May 14, 2007 under No.32, Volume 69-A-Pro, on one part and, for the other; **VALORES VENCRED CASA DE BOLSA, S.A.**, a company domiciled in the city of Caracas and registered with the Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

State on November 18, 1985 under No.2, Volume 39-A Pro represented in this act by **RICARDO GIMÓN**, a Venezuelan citizen, of legal age, domiciled in Caracas and bearer of Identity Card No.10333779, proceeding in his capacity as Director, fully empowered for this act by the Board of Directors of its principal that hereinafter will be known as **"THE PLACEMENT AGENT"**, have decided to enter into the present contract comprising the following Clauses:

FIRST: DEFINITIONS

For the purposes of this contract, the expressions detailed herein below shall have the meaning given to each. The meaning assigned to each expression shall be applied without distinction and equally to the plural and singular of such TERMS:

1. **CUSTODY CERTIFICATE** shall be the term used hereinafter to refer to the document evidencing investors´ rights on **MACRO BONDS**.
2. **TERM SHEET** refers to the document including the characteristics of each series issued, which shall be agreed between **THE SENDER** and **THE PLACEMENT AGENT,** prior to emission of each series.
3. **INVESTOR** refers to the individual or body corporate purchasing obligations though **THE PLACEMENT AGENT.**
4. **MACRO BONDS** refers to facsimiles both provisional and final of bonds comprising information of each series of obligations issued, in which the date of issue and maturity of series, the general information of such series as well as the date of guarantee, if any, are also included.
5. **PROVISIONAL RECEIPT** refers to an investment receipt issued by the **PLACEMENT AGENT** detailing the amount of PLACEMENT and the characteristics of the series issued and negotiated with the INVESTOR.

SECOND: ISSUE AGREEMENT AND ITS CHARACTERISTICS

THE ISSUER by means of the General Shareholders' Meeting held on April the 27th, 2007 registered with the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State on May 14, 2007 under No.32, Volume 69-A-Pro, agreed issuing up to a maximum amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00) in bonds by a total ISSUE or several partial issues. In

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

compliance with authorization granted by the General Shareholder's Meeting, the Board of Directors of the issuer defined the TERMS and conditions of a first ISSUE of BONDS up to the amount of FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00), which characteristics are the following: **ISSUE**: One or several series may be issued. The total amount at a PAR VALUE of all outstanding series shall not exceed, at any time, the amount authorized by the National Securities and Exchange Commission; b) **Maturity**: Neither less than fifteen (15) days nor higher than FOUR (4) years; **c) Yielding/ Interest rate of Bonds:** This shall be determined for each series at the beginning of placement OF EACH SERIES; **d) Price of PLACEMENT**: PLACEMENT of ISSUE shall be at discount, at par or with premium, according to market conditions; **e) PLACEMENT system**: PLACEMENT shall be by the system of "AT BIGGER RISKS" but placement may be by any other PLACEMENT system provided for in the legislation in effect, as prior agreed in written by THE ISSUER; **f) Use of Funds**: Funds from this issue of Unsecured Bonds at Bearer shall be mainly used to refinance the short-term debt for medium-term debt as well as to carry out the activities related to its business purpose. **g) Taxes**: Taxable income.

FIRST PARAGRAPH: The sale price and the term for each series, according to the TERMS set forth herein shall be agreed between the parties prior to launching the series into the market.

SECOND PARAGRAPH: The ISSUE of Bonds referred to herein has been authorized by the National Securities and Exchange Commission as evidenced by Resolution No. (blank) dated (blank).

THIRD: POWERS OF THE PLACEMENT AGENTS

THE ISSSUER does hereby appoint the **PLACEMENT AGENT** to act as PLACEMENT AGENT of series comprising the ISSUE and empower such agent to coordinate PLACEMENT of such series with other distribution agents, if applies. When executing this agreement the **PLACEMENT AGENT** will be in charge of:

a) Placing the series or portions thereof that were assigned to the Placement Agent in the securities market ;

b) Running the formalities or errands necessary so that PLACEMENT of each series according to the corresponding TERM SHEET occurs;

c) Coordinating payments to be made to ISSUER for Placement of series or the portions thereof that were assigned to the Placement Agent. Such payments shall be made by INVESTORS, "GOOD VALUE", by depositing in a bank account of the placement agent for the purposes indicated therefore. Transfer of funds shall be made by the placement agent, "good value", to the bank account THE ISSUER appoints thereto;

d) Issuing TEMPORARY RECEIPTS of placements made by its broker;

e) When so previously agreed between the parties: (i) submitting to the National Securities and Exchange Commission the documentation demanded by this institution and prepared by THE ISSUER in order to notify such Organization launching of each series; (ii) and registering the unsecured bonds with the "Bolsa de Valores de Carcacas, S.A."

SOLE PARAGRAPH: THE PLACEMEN AGENT is bound to comply with the Standards to Prevent, Control and Audit Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market set forth by the National Securities and Exchange Commission and published in Official Gazette No.38354 as of January 10, 2006.

Likewise, in order to comply with Article 19 of the "STANDARDS RELATED TO PUBLIC OFFER AND PRIMARY PLACEMENT OF SECURITIES AND PUBLICITY OF ISSUES preference will be given to small and medium investors to individually acquire such bonds up to a maximum of ten million bolivars (Bs.10,000,000.00) during the five (5) days following beginning of placement of each series.

FOURTH: APPOINTMENT OF CUSTODIAN AND OF PAYMENT AGENT

THE ISSUER shall appoint CVV Caja Venezolana de Valores, S.A. hereinafter C.V.V. as CUSTODY AND PAYMENT AGENT that will be the exclusive receiver and payment agent of all and each MACROBOND representing placement of Bondholders carried out by the **PLACEMENT AGENT**.

FIFTH: ISSUE EXPENSES

The parties does hereby agree that expenses related to placement issue referred to herein, included all advertisement expenses, shall be on account to **THE ISSUER** who is

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

bound to afford such expenses immediately upon submission by the **PLACEMENT AGENT** of invoice evidencing such expenses, provided that **THE ISSUER** has previously authorized the corresponding budget.

<u>SIXTH</u>: FORCE MAJEURE

The parties do hereby agree that PLACEMENT of each series comprising the ISSUE object of this agreement is conditioned to not form any of the situations considered as exception causes or extenuating circumstances to civil responsibility, including the unknown consideration not attributable to the parties, or that constitutes an act of God, force majeure or an Act of State, in the TERMS set forth by the Venezuelan doctrine and jurisprudence. Moreover, it is expressly agreed that the indicated acts of God and force majeure shall equally apply to both parties.

<u>SEVENTH</u>: PLACEMENT SYSTEM

THE PLACEMENT AGENT shall make placement of ISSUE referred to herein through the system of PLACEMENT "AT BIGGER EFFORTS", but the placement agent may place through any other placement system provide for in the legislation in effect whenever previously agreed in written by **THE ISSUER. THE PLACEMENT AGENT** is bound to comply with all provisions set forth in the Standard related to ISSUE, Public Offer and Negotiation of Bonds that may arise from primary PLACEMENT of Unsecured Bonds referred to herein. Upon selling, **THE PLACEMENT AGENT** shall provide each investor a temporary receipt which can be swap by custody certificate issued by CVV. **THE ISSUER** is bound to be aware of the content of both the temporary receipts and the custody certificates dully issued

<u>SOLE PARAGRAPH</u>: It is expressly agreed that **THE PLACEMENT AGENT** shall be held harmless from any duty arising from this contract for the PLACEMENT of bonds referred to herein, in case any circumstance may indicate that there have been adverse changes in the financial situation of the issuer influencing both its payment capacity and the civil results of the **ISSUE** provided that these are not product of the duties and/or obligations contracted by THE PLACEMENT AGENT.

<u>EIGHT</u>: PLACEMENT TERM

THE PLACEMENT AGENT shall place each series issued within the terms established in the notice to begin the public offer that will be published in a newspaper of high national circulation.

NINTH: PAYMENT TO ISSUER

THE ISSUER pursuant to the provisions of letter "c" of the **THIRD** clause herein shall direct **THE PLACEMENT AGENT** about the destination of the net funds of placement of bonds. Net funds are herein understood as the price of PLACEMENT less commissions, expenses and taxes that may arise.

TENTH: COMMISSIONS

THE ISSUER shall pay **THE PLACEMENT AGENT** a flat commission of **zero point thirty** per cent (**0.30%**) calculated on the total amount of the approved issue.

THE ISSUER shall pay **THE PLACEMENT AGENT** and **THE DISTRIBUTION AGENT** a flat commission of **zero point forty** per cent (**0.40%**) calculated on the total amount actually placed for each series. Payment of such commissions shall be agreed between the parties.

ELEVENTH: CONTROL OF PLACEMENT

THE PLACEMENT AGENT shall keep a record of sales made, with an entry of the date of each operation, the value of such operation and the name of investment. Likewise, **THE PLACEMENT AGENT** is bound to provide C.V.V. depending on the one that correspond custody of bonds assigned by **THE PLACEMENT AGENT**, a list including such information that will be kept updated with operations of PLACEMENT of series or portions thereof that **THE PLACEMENT AGENT** is making. **THE PLACEMENT AGENT** shall provide investors with a receipt of par value of bonds placed plus the interests accumulated from the date of starting primary PLACEMENT of each series until the day prior the selling date, both inclusive.

TWELFTH: STATEMENTS

THE ISSUER declares that:

a) It has legal status, is complying with its legal purpose and other duties as provided for in its Articles of Incorporation/By-laws and that both the issuer and its representative have full powers to subscribe this agreement.

b) It has complied with all the duties set forth by the Bolivarian Republic of Venezuela, has obtained all the required government authorizations and has received the official notices to carry out the ISSUE object of this agreement.

c) It has issued the Bonds according to the provisions set forth and that such securities are bonds of **THE ISSUER.**

THIRTEENTH: INDEMNITY

THE ISSUER is bound to hold harmless **THE PLACEMENT AGENT** as well as its advisors, directors and managers for any claim that may be against one of any of them or against all, for tuning incorrect, insufficient or fake any information, published, derived, generated and/or authorized by **THE ISSUER** related to issue of Bonds subject to this agreement. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT,** its advisors, directors and managers for any damage the aforementioned circumstances may give rise to.

FOURTEENTH: TAXES

It is herein expressly understood that both **THE ISSUER** and **THE PLACEMENT AGENT** shall accept, directly and individually, payment of the taxes it correspond thereto due to PLACEMENT of each series comprised in the ISSUE subject to this contract. If after executing this agreement new national, state or municipal taxes affecting costs of ISSUE or pending payment for the concept of commissions or professional fees agreed between **THE PLACEMENT AGENT** and derivatives from PLACEMENT of any series part of the ISSUE of Bonds, the parties will gather, again, to review such costs and commissions in order to reach new agreements and to make adjustments and arrangements in matters convenient for both parties.

FIFTEENTH: CONTINGENCY

THE PLACEMENT AGENT shall place the Bonds when agreed, provided that the financial, political and social order in the local markets is kept, which allows development of ISSUE and PLACEMENT of such Commercial Papers. Otherwise, if any extreme change of any of these orders occurred, **THE PLACEMENT AGENT** reserves the right to suspend the process of **PLACEMENT** at any time, unilaterally and prior notice to **THE**

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

ISSUER as well as the right to restore such right once it deems its activities may develop normally.

<u>SIXTEENTH</u>: CONFIDENTIALITY

It is expressly agreed between the parties that the TERMS and conditions comprised in the term sheet corresponding to each series as well as the oral and written reports generated as a consequence of the ISSUE referred to herein are confidential. Therefore, any party may use such sheet without the prior authorization by the other party, except for the information of public use provided by the National Securities and Exchange Commission.

<u>SEVENTEENTH</u>: NOTICES

Any notice required and provided herein shall be in written and will be effective when received at the addresses specified herein below:

a) **THE ISSUER:** Av. Francisco de Miranda con Av. El Parque, urb. El Bosque, Torre Country Club, Piso 11, Chacao, Caracas [Phone], [Fax] [Attn.]

b) **THE PLACEMENT AGENT**: **THE PLACEMENT AGENT** Avenida Alameda, Edifico Venezolano de Crédito, San Bernardino, Caracas, Piso 1, Atención: Mr. Ricardo Gimón.

<u>EIGHTEENTH</u>: CAPITAL LEGITIMATING

THE PLACEMENT AGENT is bound to comply with the provisions included in the *STANDARDS FOR PREVENTION, CONTROL AND AUDIT OPERATIONS FOR LEGITIMIZING CAPITALS APPLICABLE TO VENEZUELAN CAPITAL MARKETS*, established by the National Securities and Exchange Commissions and published in Official Gazette No.3854 as of January 10, 2006 in order to prevent and avoid securities issued by THE ISSUER to be used for capital legitimating from legal activities.

Likewise, **THE PLACEMENT AGENT** in case of appointing other Public Accountants of Securities to act as Placement Agents of issue subject to this contract, is bound to include in the contracting entered into these two, the legal obligations related to prevention of Capital Legitimating, in the same terms included herein.

THE PLACEMENT AGENT is the SOLE responsible for selecting and appointing other Public Brokers of Securities and expressly acknowledges that their selection is grounded as of the criteria and own assessment, based on their expertise.

NINETEENTH: EFFECTIVENESS

This contract shall be in effect at the moment of its execution and shall be kept in effect for a period of one (1) year from the ISSUE of the first series. The Parties may extend it by mutual written agreement thereon and for additional periods provided that they have all the authorizations required pursuant to the Venezuelan legislation; thus, providing that if the Parties do not decide to extend the agreement, all the obligations, benefits and duties by the Parties derived herein and that due to its nature needs to be complied with further maturity of the one (1) year term establish herein will survive. Notwithstanding the provisions set forth above, this agreement may be early ended if both Parties mutually agree so in written with at least thirty (30) days in advance and without prejudice to comply with the obligations that may have been given rise to before the date provided for its termination.

TWENTIETH: APPLICABLE LAW

For all purposes of this agreement, the parties choose as applicable law the law of the Bolivarian Republic of Venezuela and also choose as special domicile and exclude any other territory jurisdiction the city of Caracas to which court jurisdiction they expressly declare to submit. Two (2) counterparts of one same tenor and for one sole purpose are made in the city of Caracas, at the date of its authentication.---------------------------

Translator's Note: At the upper right margin of the first page there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 July 13 AM 9:07 FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 8th, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ-MORA
CERTIFIED TRANSLATOR

COMISION NACIONAL DE VALORES

2007 JUL 13 AM 9:07

RECIBIDO

CONTRATO AGENTE DE COLOCACION

Entre, **Manufacturas del Papel, C.A. (MANPA) S.A.C.A.**, sociedad mercantil fundada en 1950, domiciliada en Caracas e inscrita originalmente por ante el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, en fecha 31 de marzo de 1950, bajo N° 379, Tomo 1-B (Expediente 3.251) y cuya última modificación a sus Estatutos Sociales fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de julio de 1999, bajo Nº 35, Tomo 141-A Pro, y en el Registro Unico de Información Fiscal (RIF) Nº J-00023530-9, en lo sucesivo se denominará **EL EMISOR**, representada en este acto por el Sr. Juan Antonio Lovera V., venezolano, mayor de edad, domiciliado en Caracas y titular de la Cédula de Identidad Nº V- 5.534.882, procediendo en su carácter de Vicepresidente Corporativo de Finanzas y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 960 del 25 de mayo de 2007 y por Resolución de la Asamblea General Ordinaria de Accionistas de **EL EMISOR**, celebrada el 27 de Abril de 2.007, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Circunscripción Judicial del Distrito Capital y Estado Miranda el 14 de mayo de 2007, bajo el No.32, Tomo 69-A-Pro, por una parte y, por la otra; **VALORES VENCRED CASA DE BOLSA, S.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda el día 18 de Noviembre de 1985, bajo el N° 2, Tomo 39-A Pro. representada en este acto por el señor **RICARDO GIMÓN**, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad **N° 10.333.779**, procediendo en su carácter de Director, facultado plenamente para este acto por la Junta Directiva de su representada, quien en lo sucesivo se denominará **AGENTE DE COLOCACION**, se ha convenido en celebrar el presente **CONTRATO DE COLOCACION**, el cual se regirá por las siguientes cláusulas:

PRIMERA: DEFINICIONES

A los fines del presente contrato, las expresiones que a continuación se indican tendrán el significado que a cada una de ellas se les atribuye. El significado asignado para cada expresión se aplicará indistintamente y de la misma manera a la forma plural y singular de dichos TERMINOS:

1. **CERTIFICADO DE CUSTODIA**: Será el término que se utilizará en lo sucesivo para referirse al documento que evidencie los derechos de los INVERSIONISTAS sobre los MACRO TITULOS.
2. **HOJA DE TERMINOS:** Se refiere al documento que contiene las características de cada serie emitida, las cuales serán convenidas entre el **EMISOR** y el **AGENTE DE COLOCACION**, con anterioridad a la salida de cada serie.
3. **INVERSIONISTA:** Se refiere a la persona natural o jurídica que compra obligaciones a través del **AGENTE DE COLOCACION.**
4. **MACRO TITULOS**: Se refiere a los facsímiles, tanto provisionales como definitivos, de los títulos contentivos de la información de cada serie de obligaciones emitida, en los cuales se incluye la fecha de EMISION y vencimiento de la serie, la información general de la misma, y los datos de la garantía, si la hubiese.
5. **RECIBO PROVISIONAL**: Se refiere al comprobante de inversión emitido por el **AGENTE DE COLOCACION** donde se detallan el monto de la COLOCACION y las características de la serie emitida y negociada con el INVERSIONISTA.

SEGUNDA: ACUERDO DE LA EMISION Y SUS CARACTERISTICAS

La Asamblea General Ordinaria de Accionistas de **EL EMISOR**, celebrada el 27 de Abril de 2.007, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Circunscripción Judicial del Distrito Capital y Estado Miranda el 14 de mayo de 2007, bajo el No.32, Tomo 69-A-Pro, acordó emitir hasta un máximo de CINCUENTA MIL MILLONES DE BOLIVARES (Bs.50.000.000.000,00), en Obligaciones, mediante una EMISION total o varias emisiones parciales. En cumplimiento de la autorización otorgada por dicha

Asamblea General Ordinaria de Accionistas, la Junta de Directiva de EL EMISOR definió los TERMINOS y condiciones de una primera EMISION de OBLIGACIONES hasta por la cantidad de CINCUENTA MIL MILLONES DE BOLIVARES (Bs. 50.000.000.000,00), cuyas características son las siguientes: **a) EMISION**: Se podrán emitir una o varias series. El monto total a VALOR NOMINAL de todas las series en circulación no podrá exceder, en ningún momento, el monto autorizado por la Comisión Nacional de Valores; **b) Vencimiento**: No inferior a quince (15) días, ni superior a CUATRO (4) años; **c) Rendimiento / Tasa de Interés de las Obligaciones**: Será determinado para cada serie previo al inicio de la COLOCACION de cada una de las series; **d) Precio de la COLOCACION**: La COLOCACION de la EMISION se hará a descuento, a la par o con prima, según condiciones del mercado; **e) Sistema de COLOCACION:** La COLOCACION se hará mediante el sistema "A MAYORES ESFUERZOS", pero podrá colocar a través de cualquiera otro de los sistemas de COLOCACION previsto en la legislación vigente, cuando así sea previamente convenido por escrito con El EMISOR; **f) Uso de los Fondos**: Los fondos provenientes de la presente emisión de Obligaciones Quirografarias al Portador, serán utilizados principalmente para refinanciar deuda a corto plazo por deuda a mediano plazo, así como la realización de actividades relativas a su objeto social.

g) Impuestos: Rendimiento gravable.

PARAGRAFO PRIMERO: El precio de venta y el plazo de cada serie, de acuerdo a los TERMINOS de este documento, serán convenidos entre las partes con anterioridad a la salida al mercado de cada una de ellas.

PARAGRAFO SEGUNDO: La EMISION de Obligaciones a que se refiere este contrato ha sido autorizada por la Comisión Nacional de Valores según se evidencia de Resolución Nro. ____________, de fecha _____ de ____________ de _______.

TERCERA: ATRIBUCIONES DEL AGENTE DE COLOCACION.

Mediante el presente contrato, **El EMISOR** designa al **AGENTE DE COLOCACION** para actuar como agente de COLOCACION de las series que integren la EMISION y lo faculta para coordinar la COLOCACION de las mismas con otros agentes de

distribución, si fuere el caso. En ejecución de este contrato el **AGENTE DE COLOCACION**, estará encargado de:

a) Colocar en los mercados de valores las series, o porciones de estas, que le hayan sido asignadas;

b) Efectuar las gestiones o trámites necesarios para que la COLOCACION de cada serie se realice de acuerdo a la HOJA DE TERMINOS correspondiente;

c) Coordinar los pagos que deban hacerse al **EMISOR** por la COLOCACION de las series o porciones de las mismas que le hayan sido asignadas. Dichos pagos deberán ser efectuados por los INVERSIONISTAS, "BUEN VALOR", mediante depósito en la cuenta bancaria que el **AGENTE DE LA COLOCACIÓN** a tales efectos indique. La transferencia de los fondos obtenidos la hará el **AGENTE DE COLOCACION**, "BUEN VALOR", en la cuenta bancaria que el **EMISOR**, designe;

d) Emitir RECIBOS PROVISIONALES de las colocaciones que se efectúen por su intermediación;

e) Cuando así haya sido previamente convenido entre las partes: (i) remitir a la Comisión Nacional de Valores los recaudos exigidos por ésta y preparados por el **EMISOR**, con el objeto de notificar a dicho Organismo la salida de cada serie; (ii) e inscribir las obligaciones quirografarias en LA Bolsa de Valores de Caracas, S.A.

PARAGRAFO UNICO: **El AGENTE DE COLOCACION** se obliga a cumplir con las disposiciones de las **NORMAS PARA LA PREVENCION, CONTROL Y FISCALIZACION DE LAS OPERACIONES DE LEGITIMACION DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO, dictadas por la** Comisión Nacional de Valores y publicadas en la Gaceta Oficial No. G.O. Nº 38.354 de 10 de Enero de 2006.

Asimismo, a los fines de dar cumplimiento al articulo 19 de las "NORMAS RELATIVAS A LA OFERTA PÚBLICA Y COLOCACIÓN PRIMARIA DE TITULOS VALORES Y A LA PUBLICIDAD DE LAS EMISIONES" se le dará preferencia a pequeños y medianos inversionistas, para la adquisición individualmente de dichos

títulos, hasta un máximo de diez millones de bolívares (Bs. 10.000.000,oo) durante los cinco (5) días siguientes al inicio de la colocación de cada serie.

CUARTA: DESIGNACION DEL CUSTODIO Y DEL AGENTE DE PAGO

El EMISOR designará a la CVV Caja Venezolana de Valores, S.A., en lo sucesivo C.V.V., como AGENTE DE CUSTODIA Y PAGO, quien será el depositario y agente de pago exclusivo de todos y cada uno de los MACROTÍTULOS representativos de las colocaciones de Obligaciones que realice el **AGENTE DE COLOCACION.**

QUINTA: GASTOS DE EMISION

Las partes convienen expresamente que los gastos relacionados con la COLOCACION de la EMISION a que se refiere este contrato, incluidos todos los gastos de publicidad, serán por cuenta de **EL EMISOR**, quien se obliga a sufragarlos de inmediato al momento que el **AGENTE DE COLOCACION** le presente la factura que los soporta, siempre y cuando el **EMISOR** haya autorizado previamente el presupuesto correspondiente.

SEXTA: FUERZA MAYOR

Las partes expresamente convienen que la COLOCACION de cada una de las series que integran la EMISION objeto de este contrato está condicionada a que no se configure ninguna de las situaciones consideradas como causales eximentes o atenuantes a la responsabilidad civil, incluyendo la causa extraña no imputable a las partes, o que se configure un evento de caso fortuito, fuerza mayor o hecho del príncipe, en los TERMINOS concebidos por la doctrina y la jurisprudencia venezolana. Además, queda expresamente convenido que los eventos de caso fortuito y de fuerza mayor señalados operarán igualmente para ambas partes.

SÉPTIMA: SISTEMA DE COLOCACION

El **AGENTE DE COLOCACION** efectuará la COLOCACION de la EMISION a que este contrato se refiere, a través del sistema de COLOCACION "A MAYORES ESFUERZOS", pero podrá colocar a través de cualquiera otro de los sistemas de COLOCACION previsto en la legislación vigente, cuando así sea previamente convenido por escrito con el **EMISOR**. EL **AGENTE DE COLOCACION** se obliga a

cumplir todas las disposiciones establecidas en las Normas relativas a la EMISION, Oferta Pública y Negociación de Obligaciones que para él se deriven en la COLOCACION primaria de las Obligaciones Quirografarias a los cuales se refiere este contrato. En el momento de efectuar las ventas, **EL AGENTE DE COLOCACION** entregará a cada INVERSIONISTA un RECIBO PROVISIONAL, el cual podrá ser canjeado por un CERTIFICADO DE CUSTODIA emitido por la CVV. **EL EMISOR** se obliga a reconocer el contenido tanto de los RECIBOS PROVISIONALES, como de los CERTIFICADOS DE CUSTODIA debidamente emitidos.

PARAGRAFO UNICO: Es expresamente convenido que el **AGENTE DE COLOCACION** quedará liberado de cualquier obligación derivada de este contrato por la COLOCACION de Obligaciones a que se refiere el presente contrato, en el caso de ocurrir alguna circunstancia que pueda indicar que ha habido cambios adversos en la situación financiera de **EL EMISOR**, que incidan tanto en su capacidad de pago del capital como de los frutos civiles de la EMISION, siempre y cuando éstas no sean producto de las funciones y/u obligaciones contraídas por EL AGENTE DE COLOCACION.

OCTAVA: PLAZO DE COLOCACION.

El **AGENTE DE COLOCACION** colocará cada serie que se emita dentro de los lapsos establecidos en el aviso de inicio de oferta pública que será publicado en un diario de alta circulación nacional.

NOVENA: PAGOS AL EMISOR

EL EMISOR, de conformidad con lo establecido en el literal **"c"** de la cláusula **TERCERA** de este contrato, instruirá al **AGENTE DE COLOCACION** sobre el destino de los fondos netos producto de la COLOCACION de Las Obligaciones. Se entiende por fondos netos, el precio de la COLOCACION menos las comisiones, gastos e impuestos a que hubiese lugar.

DECIMA: COMISIÓN

El **EMISOR** pagará al **AGENTE DE COLOCACION** una comisión del **cero coma treinta** por ciento **(0.30** %) flat , calculada sobre el monto total de la emisión aprobada.

El **EMISOR** pagará al **AGENTE DE COLOCACION** y a Los **AGENTES DE DISTRIBUCION** una comisión del **cero coma cuarenta** por ciento (**0.40** %) flat , calculada sobre el monto total efectivamente colocado de cada una de las series. El pago de dichas comisiones será convenido entre las partes.

DECIMA PRIMERA: CONTROL DE LA COLOCACION

El **AGENTE DE COLOCACION** deberá llevar un registro de las ventas que realice, en el cual asentará la fecha de cada operación, el valor de la misma y el nombre del INVERSIONISTA. Igualmente, el **AGENTE DE COLOCACION** se obliga a suministrar a la C.V.V., según a quien corresponda la custodia de las Obligaciones asignadas por el **AGENTE DE COLOCACION**, un listado contentivo de dicha información, el cual deberá mantenerse actualizado con las operaciones de COLOCACION de las series o porciones de las mismas que vaya realizando el **AGENTE DE COLOCACION**. **"EL AGENTE DE COLOCACION"** entregará a los inversionistas un recibo por el valor nominal de las obligaciones colocadas, más los intereses acumulados desde la fecha de inicio de la COLOCACION primaria de cada una de las series, hasta el día anterior a la fecha de la venta, ambas inclusive.

DECIMA SEGUNDA: DECLARACIONES.

El **EMISOR** declara que:

a) Tiene personalidad jurídica, está cumpliendo su objeto social y demás obligaciones contempladas en su documento constitutivo estatutario y que tanto él como su representante tienen plenas facultades para suscribir este contrato;

b) Ha cumplido todas las obligaciones que le imponen las leyes de la República Bolivariana de Venezuela, ha obtenido las autorizaciones gubernamentales requeridas y ha recibido las notificaciones oficiales para proceder a la EMISION objeto de este contrato.

c) Ha emitido Las Obligaciones de acuerdo con las estipulaciones convenidas y que dichos Valores constituyen obligaciones del **EMISOR.**

<u>DECIMA TERCERA</u>: INDEMNIZACION.

El **EMISOR** se obliga a mantener a salvo la responsabilidad del **AGENTE DE COLOCACION**, así como la de sus consejeros, directores y gerentes, por cualquier reclamación que pudiese existir en contra de uno cualesquiera de ellos o contra todos, por haber resultado incorrecta, insuficiente o falsa cualquiera información publicada, derivada, generada y/o autorizada por el **EMISOR** relacionada con la emisión de las Obligaciones objeto del presente contrato. En consecuencia, el **EMISOR** se compromete a indemnizar al **AGENTE DE COLOCACION**, sus consejeros, directores y gerentes por cualquier perjuicio que las circunstancias antes mencionadas pudieran ocasionarles.

<u>DECIMA CUARTA</u>: IMPUESTOS

Es expresamente entendido que tanto el **EMISOR** como el **AGENTE DE COLOCACION** asumirán, directa e individualmente, el pago de los impuestos que les corresponda con motivo de la COLOCACION de cada una de las series que integran la EMISION objeto de este contrato. En caso que con posterioridad a la firma de este contrato fuesen creados nuevos tributos nacionales, estadales o municipales que afecten los costos de la EMISION o de lo que quede por pagar por concepto de comisiones u honorarios pactados con el **AGENTE DE COLOCACION** y derivados de la COLOCACION de cualesquiera de las series que integren la EMISION de Las Obligaciones, las partes se reunirán, nuevamente, para revisar dichos costos y comisiones con el objeto de llegar a nuevos acuerdos y hacer los ajustes y arreglos en estas materias que sean convenientes para ambas partes.

<u>DECIMA QUINTA</u>: CONTINGENCIA.

El **AGENTE DE COLOCACION** colocará Las Obligaciones en la oportunidad convenida, siempre y cuando se mantenga el orden económico, político y social en los mercados nacionales, que permita el desenvolvimiento del proceso de EMISION y COLOCACION de dichos Papeles Comerciales. En caso contrario, de producirse una alteración extrema de cualesquiera de estos órdenes, el **AGENTE DE COLOCACION** se reserva tanto el derecho de suspender el proceso de COLOCACION en cualquier momento, unilateralmente y previo aviso al **EMISOR**,

como el de restituirlo una vez considere que pueden desarrollarse normalmente sus actividades.

DECIMA SEXTA: CONFIDENCIALIDAD

Queda expresamente convenido entre las partes que los TERMINOS y condiciones contenidas en la HOJA DE TERMINOS correspondiente a cada serie, así como los reportes orales y escritos que se generen con motivo de la EMISION a que se refiere este contrato, son confidenciales, en consecuencia ninguna de las partes podrá hacer uso de las mismos sin la autorización previa de la otra parte, a excepción de la información de uso público suministrada a la Comisión Nacional de Valores.

DECIMA SEPTIMA: NOTIFICACIONES

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

a) El **EMISOR:** Av. Francisco de Miranda con Av. El Parque, Urb. El Bosque, Torre Country Club, piso 11, Chacao, Caracas, [**Telf.**]:. [**Fax**]:. [**Atn.**].

b) El **AGENTE DE COLOCACION: EL AGENTE DE COLOCACION:** Avenida Alameda, Edificio Venezolano de Crédito, San Bernardino, Caracas, Piso 1, Atención: Sr. Ricardo Gimón.

DECIMA OCTAVA: LEGITIMACION DE CAPITALES

EL AGENTE DE COLOCACION se obliga a cumplir con las disposiciones contenidas en las *"NORMAS PARA LA PREVENCION, CONTROL Y FISCALIZACION DE LAS OPERACIONES DE LEGITIMACION DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO"*, emanada de la CNV y publicadas en la Gaceta Oficial N° 38.354 de fecha 10 de enero de 2006, a fin de prevenir y evitar que los títulos valores emitidos por **EL EMISOR** sean utilizados para la legitimación de capitales provenientes de actividades ilícitas.

Asimismo, **EL AGENTE DE COLOCACION** en caso de designar a otros Corredores Públicos de Títulos Valores para que actúen como Agentes de Colocación de la emisión objeto del presente contrato, se compromete (n) a incluir en la contratación que celebre con éstos, las obligaciones legales relativas a la

COMISION NACIONAL

prevención de Legitimación de Capitales, en los mismos términos que están contenidas en el presente contrato.

"EL (LOS) AGENTE (S) DE COLOCACION" es (son) el (los) UNICO responsable (s) por la selección y designación de los otros Corredores Públicos de Títulos Valores y reconoce (n) expresamente que su elección está fundamentada en criterios y apreciaciones propias, basadas en su experiencia.

ARCHIVO RECIBIDO

DECIMA NOVENA: VIGENCIA DEL CONTRATO

El presente contrato entrará en vigencia al momento de su ejecución y se mantendrá vigente por el período de un (1) año contado a partir de la EMISION de la primera serie. Las Partes podrán prorrogarlo de mutuo acuerdo y por escrito por períodos adicionales siempre y cuando cuenten para ello con todas las autorizaciones que sean requeridas conforme a la legislación venezolana; disponiéndose que si las Partes no deciden prorrogarlo, subsistirán todas aquellas obligaciones, prestaciones y deberes que para las Partes se deriven de este contrato y que por su naturaleza deban ser cumplidas con posterioridad al vencimiento del plazo de un (1) año aquí establecido. No obstante lo anterior, el presente contrato podrá terminarse anticipadamente si ambas Partes de mutuo acuerdo así lo deciden por escrito con por lo menos treinta (30) días de anticipación y sin perjuicio del cumplimiento de las obligaciones que para ellas hayan nacido antes de la fecha prevista para su terminación.

VIGESIMA: LEY APLICABLE Y JURISDICCIÓN

Para todos los efectos de este contrato, las partes eligen como Derecho aplicable el Derecho de la República Bolivariana de Venezuela; y eligen además como domicilio especial y excluyente de todo otro fuero territorial, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Se hacen dos (2) ejemplares de un solo tenor y a los mismos efectos, en la ciudad de Caracas a la fecha de su autenticación.

RECEIVED

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

COMMON REPRESENTATIVE OF HOLDERS OF COMMERCIAL PAPERS

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.** (RIF No.J-0000235309) a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of his principal as of May 25, 2007 that hereinafter will be referred to as "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, (RIF No.J-000029709) domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925 under No.3262, changed into Banco Universal, its business name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of January 24, 2002 under No.11, Volume 6-A-Pro, published in the newspaper "La

Religión" as of March 7, 2002 represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177, dully authorized by the Executive Committee as of June 5, 2007 that hereinafter will be referred to as **"THE BANK"**, have decided to enter into the present contract comprising the following Clauses:

<u>FIRST</u>: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April the 27th, 2007 and upon decision by the Board of Directors in its meeting No.960 dated May 25, 2007 approved issuing Commercial Papers at Bearer amounting to up to **TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00)**, which are identified as Issuance 2007-I, with the characteristics, conditions and fashions set forth in the corresponding Prospectus of issuance and the Placement Contract that are hereby declared an integral part of the present contract. The National Securities and Exchange Commission, as per Resolution No.XXX dated XXX approved the aforementioned issuance.

<u>SECOND</u>: APPOINTMENT

The General Shareholders' Meeting of **THE ISSUER,** in meeting held on May 25, 2007 agreed to appoint **VENEZOLANO DE CREDITO, S.A., Banco Universal** as Common Representative of Holders of Papers of each of the series issued from the date of executing the present contract and based on authorization No. XXX granted by the National Securities and Exchange Commission

<u>THIRD</u>: POWERS OF THE BANK

THE BANK in its capacity as Common Representative of Holders of Commercial Papers will have all the powers and responsibilities vested upon it by the Law pursuant to the provisions of the Capital Market Law and the Standards for Issuing, Public Offering and Negotiating Commercial Papers set forth by the National Securities and Exchange Commission. The Common Representative will remain in its duties until maturity of the last series in circulation corresponding to authorization to issue commercial papers. In case **THE ISSUER** is in default when complying with the obligations contracted due to issuance of commercial papers by the issuing entity, the Common Representative of

holders of the aforementioned commercial papers shall call for a meeting of holders of commercial papers in order to inform them about the situation.

FOURTH: DUTIES OF THE ISSUER

THE ISSUER is bound to inform **THE BANK** five (5) days in advance in regard to the series to be issued based on the authorization referred to in the First Clause of the present contract as well as to provide **THE BANK** all the financial, technical, accounting, legal and operating information that may be necessary and related to the issuance object of this contract. However, **THE BANK** shall contract at the expenses of **THE ISSUER** the professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the holders of commercial papers and to comply with the duties set forth in the Capital Market Law. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

FIFTH: PAYMENT OF SERVICES

THE BANK will receive up to a maximum amount of **ONE MILLION BOLIVARS (Bs.1,000,000.00)** monthly for the services inherent to its condition of Common Representative of Holders of Commercial Papers, payable the first monthly payment at the beginning of the Public Offer of the first series of this issuance and the following on the same date of each subsequent month while the issuance is in effect. **THE ISSUER** does hereby authorize **THE BANK** to debit the aforementioned amounts from the Current Account No.0104-0030-91-0300001963 belonging to **THE ISSUER** that is kept with VENEZOLANO DE CREDITO, S.A., Banco Universal.

SIXTH: EXPENSES

All the expenses incurred in due to notices and publications of Notices pursuant to the Capital Market Law as well as the Standards for Issuing, Public Offering and Negotiating Commercial Papers will be on account of **THE ISSUER** and shall be debited from the Current Account No. 0104-0030-91-0300001963 that **THE ISSUER** holds in Venezolano de Crédito, S.A., Banco Universal.

SEVENTH:

In case **THE ISSUER,** prior fully paying off its obligations before the holders of commercial papers, judicially requires the delay status or is in liquidation proceedings or needs to demand payment of obligations, **THE BANK** after acknowledging request of delay or liquidation proceedings or the need to carry out an aggressive collection will convene a Meeting of Holders of Commercial Papers to inform them about the ongoing situation. Likewise, **THE BANK** shall immediately notify the National Securities and Exchange Commission, if the case may be, about its condition of direct creditor of **THE ISSUER** with reference to the collateral, if any, of its direct credit against the issuing entity and with an explanation of which could be the conflict of interests **THE BANK** may have when collecting its direct credit.

EIGHT: CAPITAL LEGITIMATING

THE BANK, proceeding in its capacity as Common Representative of Holders of Commercial Papers, is bound to comply with the provisions that may be applicable, included in the Standards for Prevention, Control and Audit of Operations for legitimizing capital applicable to Venezuelan capital markets, established by the National Securities and Exchange Commissions and published in Official Gazette No.38354 as of January 10, 2006.

NINTH: For all purposes it is hereby understood that **THE BANK** does hereby only assume the obligations inherent to its condition of Common Representative of Holders of Commercial Papers and in no case is responsible of any noncompliance attributable to **THE ISSUER**, its fault or delay in payment or to the truthfulness of the information provided to the National Securities and Exchange Commission. In any case, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**. is bound to immediately notify **THE BANK** about any fact, event or situation that may influence compliance with its duties in regard to the issuance of Commercial Papers referred to herein.

TENTH: DOMICILE

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special and exclusive domicile, excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and included herein shall be in written and effective when received at the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE BANK:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its presentation. --

[Letterhead of BANCO VENEZOLANO DE CREDITO]

Caracas, June 15, 2007.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

HEAD OFFICE OF PUBLIC OFFER

Present.-

We address you to inform you that VENEZOLANO DE CREDITO, S.A. Banco Universal has accepted acting as Common Representative of Holders of Issue of Commercial Papers at bearer agreed to be made by MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. ("THE ISSUER") up to the amount of TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00).

In this connection we inform you that there is no conflict of interest between the issuer and this bank institution.

There being no further matter to discuss.

Sincerely,

For VENEZOLANO DE CREDITO, S.A. Banco Universal

MARIA EUGENIA GAMEZ AZPURUA (signed) Illegible.

Legal Advisor.

Translator's Note:

Over the signature there is a round wet seal that reads as follows: "VENEZOLANO DE CREDITO, S.A. Banco Universal. Legal Revision Management." At the upper right margin of the first and fourth page of the original document in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 June 29 AM 10:47 FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 16th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPRESENTANTE COMUN DE

LOS TENEDORES DE PAPELES COMERCIALES

Entre, **MANUFACTURAS DE PAPEL, COMPAÑÍA ANONIMA (MANPA), S.A.C.A.**, (RIF Nº J-00002353O9), sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal en fecha 31 de Marzo de 1.950, bajo el Nº 379, Tomo 1-B, siendo su última modificación la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de Julio de 1.999, bajo el Nº 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 25 de mayo de 2007, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra, el **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL**, (RIF Nº J-000029709) domiciliado en Caracas, constituido conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.925, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos, según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de enero de 2.002, bajo el No.11, Tomo 6-A Pro, publicado en el Diario La Religión, el 07 de marzo de 2.002, representado en este acto por MARIA EUGENIA GAMEZ AZPURUA, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizado por el Comité Directivo de fecha 05 de junio de 2.007, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA: ACUERDO DE LA EMISION

"EL EMISOR" mediante Asamblea Ordinaria de Accionistas celebrada en Caracas el día 27 de abril de 2007, y decisión de la Junta Directiva en su reunión No. 960 de fecha 25 de mayo de 2007, aprobó realizar una emisión de Papeles Comerciales al Portador hasta por la cantidad de **VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,00)**, la cual está identificada como Emisión 2007-I, con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la emisión y el Contrato de Colocación, los cuales se declaran parte integrante del presente contrato. La referida emisión ha sido autorizada por la Comisión Nacional de Valores según Resolución Nº XXXXXX de fecha XXXXXX.

SEGUNDA: DESIGNACION

La Junta Directiva de **"EL EMISOR"**, en sesión de fecha 25 de mayo de 2007, acordó designar al **VENEZOLANO DE CREDITO, S.A. Banco Universal**, como Representante Común de los Tenedores de Papeles de cada una de las series que se emitan a partir de la fecha en que se suscriba el presente contrato y en base a la autorización otorgada por la Comisión Nacional de Valores Nº **XXXX.**

TERCERA: ATRIBUCIONES DEL BANCO.

"EL BANCO", en su carácter de Representante Común de los Tenedores de Papeles Comerciales, tendrá

todas las atribuciones y responsabilidades que le corresponda establecidas de conformidad con lo dispuesto en la Ley de Mercado de Capitales y en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, dictadas por la Comisión Nacional de Valores. El Representante Común permanecerá en sus funciones hasta el vencimiento de la última serie en circulación correspondiente a la autorización para emitir Papeles Comerciales. En el caso de encontrarse **"EL EMISOR"** en mora en el cumplimiento de sus obligaciones contraídas con ocasión a la emisión de los papeles comerciales por parte del ente emisor, el Representante Común de los tenedores de los mencionados papeles comerciales deberá convocar a una asamblea de tenedores de papeles comerciales a fin de informar a los mismos de la situación.

<u>CUARTA</u>: DEBERES DEL EMISOR

"EL EMISOR" se obliga a informar a **"EL BANCO"** con cinco (5) días de anticipación sobre la serie que se pretenda emitir en base a la autorización señalada en la Cláusula Primera del presente contrato, así como suministrar a **"EL BANCO"**, toda la información financiera, técnica, contable, legal y operativa que fuere necesaria y que estuviere relacionada con la emisión objeto de este contrato. Sin embargo, **"EL BANCO"** podrá contratar a expensas de **"EL EMISOR"** los servicios de profesionales, capaces de suministrar dicha información, a los fines de que **"EL BANCO"** pueda ejercer las funciones que sean procedentes para la defensa y protección de los derechos de los tenedores de papeles comerciales y para cumplir con los deberes establecidos en la Ley de Mercado de Capitales. **"EL BANCO"** notificará a **"EL EMISOR"** acerca de los servicios profesionales que pretenda contratar.

<u>QUINTA:</u> PAGO POR SERVICIOS

"EL BANCO" recibirá por los servicios inherentes a su condición Representante Común de los Tenedores de Papeles Comerciales, la cantidad de **UN MILLON DOSCIENTOS MIL BOLIVARES (Bs. 1.200.000,00)** mensuales, pagadera la primera mensualidad en el momento del inicio de Oferta Pública de la primera serie de esta emisión y las siguientes en la misma fecha de cada mes subsiguiente, durante la vigencia de la emisión. **"EL EMISOR"** autoriza a **"EL BANCO"** a debitar las mencionadas cantidades de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

<u>SEXTA</u>: GASTOS

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de conformidad con la Ley de Mercado de Capitales, así como las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

<u>SEPTIMA:</u>

En el caso de que el **"EL EMISOR"** , previamente a la cancelación total de sus obligaciones frente a los tenedores de papeles comerciales, solicite judicialmente el estado de atraso o se encuentre en un procedimiento de quiebra o en el caso en que sea necesario exigir judicialmente el pago de las obligaciones, **"EL BANCO"** luego de tener conocimiento de la solicitud de atraso o del procedimiento de quiebra a la necesidad de proceder

al cobro judicial, convocará a una Asamblea de Tenedores de Papeles Comerciales a fin de informar a los mismos sobre la situación planteada. Igualmente, **"EL BANCO"** deberá notificar de inmediato a la Comisión Nacional de Valores, si fuese el caso su condición de acreedor directo de **"EL EMISOR"** con indicación de las garantías, si tuviere alguna, de su crédito directo contra la sociedad emisora y con una explicación de cuáles podrían ser lo conflictos de intereses que tenga **"EL BANCO"** en el ejercicio del cobro de su crédito directo.

OCTAVA: LEGITIMACION DE CAPITALES

"EL BANCO" procediendo en su carácter de Representante Común de los Tenedores de Papeles Comerciales se obliga a cumplir con las disposiciones que le sean aplicables, contenidas en las "Normas sobre la Prevención, Control y Fiscalización de las operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 38.354 de fecha 10 de enero de 2.006.

NOVENA: A todos los efectos, queda entendido que **"EL BANCO"** por este contrato solo asume las obligaciones inherentes a su condición de Representante Común de los Tenedores de Papeles y en ningún caso se responsabiliza por cualquier incumplimiento atribuible a **"EL EMISOR"**, a su falta o retraso en el pago o a la veracidad de la información suministrada a la Comisión Nacional de Valores. En todo caso, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.** queda obligada a notificar a **"EL BANCO"** de manera inmediata sobre cualquier hecho, evento o situación que pudiera influir sobre el cumplimiento de sus obligaciones en referencia a la emisión de Papeles Comerciales a que se contrae este contrato.

DECIMA: DOMICILIO

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificada a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.:

Av. Francisco de Miranda, Torre Country Club, Piso 11, Caracas, Venezuala.

EL BANCO:

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL:

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Revisión Jurídica, Caracas. Venezuela.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.

VENEZOLANO
DE CREDITO

COMISION NACIONAL
DE VALORES

2007 JUN 29 AM 10: 47

RECIBIDO

Caracas, 15 de junio de 2.007.

Señores
COMISION NACIONAL DE VALORES
DIRECCION DE OFERTA PUBLICA.
Presente.-

Nos dirigimos a ustedes, en la oportunidad de informarles que el ***VENEZOLANO DE CREDITO, S.A. Banco Universal,*** ha aceptado actuar como Representante Común de los Tenedores de la Emisión de Papeles Comerciales al Portador que acordó efectuar la sociedad mercantil ***MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A. ("EL EMISOR"),*** hasta por la cantidad de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,00).

En este sentido les participamos que no existe conflicto de intereses entre el emisor y esta institución bancaria.

Sin otro particular a que hacer referencia, queda de ustedes,

Muy Atentamente,

Por ***VENEZOLANO DE CREDITO, S.A. Banco Universal.***

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL
GERENCIA DE REVISION JURIDICA

MARIA EUGENIA GAMEZ AZPURUA
Consultor Jurídico

Venezolano de Crédito S.A., Banco Universal
Telefax: (58.212) 550.2173. RIF: J-000029709. Swift: VZCRVECA. Apartado postal 1929, Caracas 1010-A, Venezuela. www.venezolano.com

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

CUSTODY AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, (RIF No.J-0000235309) a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, its last amendment was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro and registered with the Sole Registry of Tax Information /RIF) No.J-00023530-9), dully represented in this act by its Finance Corporate Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity CardsNo.5534882, dully authorized thereon in meeting of the Board of Directors of its principal as of May 25, 2007 that hereinafter will be referred to as "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal** (RIF No.000029709), a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of

January 24, 2002 under No.11, Volume 6A Pro, published in the newspaper "La Religión" as of March 7, 2002 represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177 dully authorized by the Directors Committee as of June 5, 2007 who hereinafter will be referred to as "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST:

The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for the protection and safekeeping of the Sole Bonds and/or macrobonds this latter may issue to each of the series corresponding to Issuance of Commercial Papers at Bearer, which amounts to **TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00)** that **THE ISSUER** will issue. The present Issuance was approved by the General Shareholders' Meeting held on April 27, 2007 and by the decision of the Board of Directors in its meeting dated May 25, 2007 placed through Public Offer, and was authorized by the National Securities and Exchange Commission, as per Resolution No.XXX dated XXX with the obligation of "**THE BANK"** to return them to **THE ISSUER** when each of them are due.

SECOND:

THE ISSUER appoints "**THE BANK"** as **CUSTODY AGENT** of the Sole Bonds and/or macro bonds it may issue for each of the series of the issuance identified in the clause above; therefore, **THE ISSUER**, does hereby authorize **THE BANK** to issue the corresponding negotiable custody certificates evidencing percentage ownership of that acquiring the macrobond of commercial papers. Printing the custody certificates by "**THE BANK"** will only and exclusively be made by complying with the list provided by the **PLACEMENT AGENT OR AGENTS**, dully signed by the authorized officers for that purpose and prior confirmation by **THE ISSUER**, indicating the name of each investor, the amount acquired, the series to which it belongs, its maturity and the percentage of participation.

"**THE BANK"** will issue Negotiable Custody Certificates provided that it receives by **THE ISSUER** the sole bond and/or macrobond of the series as well as the information provided by the Placement Agent or Agents. The Negotiable Custody Certificates shall

INTERPRETE PUBLICO

include the following information in their text: a) Type of Certificate; b) Name of the issuer of certificate; c) Percentage of participation in macrobond; d) Identification of series and its main characteristics; e) Authorization of issuance by the National Securities and Exchange Commission, and f) Authorized signatures of the Custody Agent.

THIRD:

"THE ISSUER" backs the authenticity of the Sole Bonds and/or macrobonds delivered to "**THE BANK"** and it is hereby expressly understood that "**THE ISSUER"** is the sole debtor and is bound before the holders of Commercial Papers to pay both capital stock and yielding of such papers comprised in the sole bond and/or macrobond from the moment the "**THE BANK"** delivers the Negotiable Custody Certificates object of this operation.

FOURTH:

It is hereby understood that **"THE BANK"**, acting as Custody Agent of the series comprising Issuance of Commercial Papers, does not assume any other responsibility that does not arise from compliance with the present contract and, therefore, it is not held responsible for the obligations of **"THE ISSUER"** in regard to the Issuance of Commercial Papers indicated in the First Clause of this contract. Therefore, **"THE BANK",** in its capacity as Custody Agent does not guarantee holders of Commercial Papers or holders of Negotiable Custody Certificates payment of capital and interests by "**THE ISSUER**."

The obligation of **"THE BANK"** to carry out on account of **THE ISSUER** the custody and issuance of Negotiable Custody Certificates is subject to the following conditions:

a) "**THE BANK"** should have received the Sole Bond and/or macrobond by **"THE ISSUER"** within the two (2) days prior beginning the public offer of the series referred to.
b) "**THE BANK"** should have received the original instructions by the Placement Agents appointed by **"THE ISSUER"**, prior comprised by this latter.

FIFTH:

"THE ISSUER" is bound to provide **"THE BANK"** all the information required so that this latter may comply with the provisions set forth herein. **"THE ISSUER"** is bound to immediately notify **"THE BANK",** in written, of any relevant event related to Issuance of Commercial Papers, their circulation, their maturity.

SIXTH:

"THE BANK" will receive for its services as Custody Agent the amount of **NINE HUNDRED THOUSAND BOLIVARS (Bs.900,000.00)** monthly from the issuance of public offer of the first series comprising Issuance of Commercial Papers identified in the first clause of this contract, which are debited from the current account No.0104-0030-91-0300001963 maintained by **"THE ISSUER"** at **VENEZOLANO DE CRÉDITO, S.A., Banco Universal**; therefore, **"THE ISSUER"** does hereby authorize **"THE BANK"** to make such monthly charges.

SEVENTH:

This contract will be in effect from the date of starting placement of the first series of Commercial Papers part of the issuance referred to herein and until repayment and payment of the Sole Bond and/or macrobond of the last series, including the issuance identified herein; however, the parties mutually agreed that they may render the contract terminated at any time, prior written notice with at least thirty (30) days in advance from the date of termination.

EIGHT:

Pursuant to the provisions set forth in the Standards for Prevention, Control and Audit of Operations for Legitimizing Capital Applicable to the Venezuelan Capital Market, published in Official Gazette No.38354 as of January 10, 2006 the obligation to keep a record of the individuals and body corporate that acquire commercial papers related to the present issuance will be on account of **THE ISSUER**, in case of reserving to itself direct placement of issuance or of the placement agents it may appoint, as provided for the aforementioned standards.

NINTH:

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and provided for herein shall be made in written and be effective upon reception in the addresses specified as follows:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE BANK:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its presentation. (signed) Illegible ——————————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 16th, 2007.

REPÚBLICA DE VENEZUELA INTÉRPRETE PÚBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

CONTRATO DE AGENTE CUSTODIO

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** (RIF N° J-0000235309) sociedad mercantil domiciliada en la ciudad de Caracas, inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal en fecha 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de julio de 1.999, bajo el N° 35, Tomo 141-A-Pro e inscrita en el Registro Unico de Información Fiscal (Rif) N° J-00023530-9, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA,** venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 25 de mayo de 2007, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra, el **VENEZOLANO DE CREDITO, S.A., Banco Universal**, (RIF N° J-000029709) sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de junio de 1.925, No3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el24 de enero de 2.002, bajo el No. 11, Tomo 6-A-Pro, publicado en el Diario La Religión, el 07 de marzo de 2.002, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA,** titular de la Cédula de Identidad No. 5.566.177, debidamente autorizada por el Comité Directivo de fecha 05 de junio de 2.007, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA :

El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, por la guarda y custodia de los Títulos Únicos y/o Macrotítulos que éste emita para cada una de las series correspondientes a la Emisión de Papeles Comerciales al Portador, que por un monto de **VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,00)**, emitirá **"EL EMISOR".** La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 27 de abril de 2.007, y con lo decidido por la Junta Directiva en sesión de fecha 25 de mayo de 2.007, para ser colocada a través de Oferta Pública, y fue autorizada por la Comisión Nacional de Valores, según resolución N° xxxx de fecha xxxxx, con

la obligación del **"EL BANCO"**, de devolverlos a **"EL EMISOR"** al vencimiento de cada uno de ellos.

SEGUNDA :

"EL EMISOR" designa a **"EL Banco"** como AGENTE CUSTODIO de los Títulos Unicos y/o Macrotítulos que emita para cada una de las series de la emisión identificada en la cláusula anterior. A tal efecto, **"EL EMISOR"** autoriza a **"EL BANCO"** para que proceda a emitir los correspondientes certificados de custodia negociables, que evidencien la titularidad del porcentaje del adquiriente del Macrotítulo de papeles comerciales. Para la impresión de los certificados de custodia por parte de **"EL BANCO"**, éste deberá atenerse única y exclusivamente al listado que proporcionará EL/LOS AGENTES DE COLOCACION, debidamente firmado por los funcionarios autorizados a tal efecto y previa confirmación de **"EL EMISOR"**, donde deberán informar acerca del nombre de cada inversionista, el monto adquirido, la serie a la cual pertenece, el vencimiento de la misma y el porcentaje de la participación.

"EL BANCO" procederá a la emisión de los Certificados de Custodia Negociables, siempre y cuando haya recibido por parte de **"EL EMISOR"**, el Título Único y/o Macrotítulo de la serie y la información proporcionada por el/los Agentes de Colocación. Los Certificados de Custodia negociables deberán contener en su texto la siguiente información: a)Tipo de certificado; b) Denominación del emisor del certificado; c) Porcentaje de participación sobre el Macrotítulo; d) Identificación de la serie y sus principales características; e) Autorización de la emisión otorgada por la Comisión Nacional de Valores y f) Las firmas autorizadas del Agente Custodio.

TERCERA:

"EL EMISOR" responde de la autenticidad de los Títulos Únicos y/o Macrotítulos entregados al **"BANCO"** y queda expresamente entendido que **"EL EMISOR"** es el único deudor y se encuentra obligado frente a los tenedores de Papeles Comerciales, al pago tanto de capital como del rendimiento de dichos papeles contenidos en el Título Único y/o Macrotítulo, desde el mismo momento en que **"EL BANCO"** les haga entrega de los Certificados de Custodia negociables, objeto de esta operación.

CUARTA:

Es entendido que **"EL BANCO"**, actuando como AGENTE CUSTODIO de las series que integran la Emisión de Papeles Comerciales, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"**, en relación a la Emisión de Papeles Comerciales indicadas en la Cláusula Primera de este contrato. Por lo tanto, el **"EL BANCO"**, en su carácter de AGENTE CUSTODIO, no garantiza a los tenedores de los Papeles Comerciales o a los

tenedores de los Certificados de Custodia Negociables, el pago de capital e intereses por parte de **"EL EMISOR"**.

La obligación de **"EL BANCO"** de realizar por cuenta de **"EL EMISOR"**, la custodia y emisión de los Certificados de Custodia Negociables, está sujeta a las condiciones siguientes:

a) **"EL BANCO"** debe haber recibido el Título Único y/o Macrotítulos por parte de **"EL EMISOR"**, dentro de los dos (2) días anteriores al inicio de la oferta pública de la serie que se trate.

b) **"EL BANCO"** debe haber recibido las instrucciones originales por parte de los Agentes de Colocación designados por **"EL EMISOR"**, previamente conformada por éste.

QUINTA:

"EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar de inmediato y por escrito a **"EL BANCO"**, cualquier hecho relevante relacionado con la Emisión de Papeles Comerciales, su circulación, su vencimiento.

SEXTA:

"EL BANCO" percibirá por sus servicios como AGENTE CUSTODIO la cantidad de **NOVECIENTOS MIL BOLIVARES (Bs. 900.000,00)** mensuales, contados a partir de la emisión de la oferta pública de la primera serie que integre la Emisión de Papeles Comerciales identificada en la cláusula primera de este contrato, los cuales serán debitados de la cuenta corriente N° 0104-0030-91-0300001963, que mantiene **"EL EMISOR"** en el **VENEZOLANO DE CREDITO, S.A. Banco Universal**, para lo cual **"EL EMISOR"** autoriza a **"EL BANCO"**, para efectuar dichos cargos mensuales.

SEPTIMA:

Este contrato tendrá vigencia desde la fecha de inicio de la colocación de la primera serie de Papeles Comerciales que integra la emisión a que se refiere este contrato y hasta tanto haya sido redimido y pagado el Título Único y/o Macrotítulos de la última serie que integre la emisión identificada en este contrato. Sin embargo, las partes de mutuo acuerdo podrán darlo por terminado en cualquier momento, previa notificación por escrito con al menos treinta (30) días de anticipación a la fecha de terminación.

OCTAVA:

De conformidad a lo establecido en las Normas sobre Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano" publicadas en la Gaceta Oficial N° 38.354 del 10 de enero de 2.006, será por cuenta de **"EL EMISOR"**, en caso de reservarse la colocación directa de la emisión, o de los agentes de

colocación que ésta designe, la obligación de llevar el registro de las personas naturales y jurídicas que adquieran los papeles comerciales relacionadas con la presente emisión, tal y como lo establece las referidas normas.

NOVENA:

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

EL BANCO:

VENEZOLANO DE CREDITO, S.A., Banco Universal.

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8,Gerencia Fiduciaria. Caracas. Venezuela.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER

UNSECURED OBLIGATIONS AT BEARER

ISSUE 2007-I SERIES "I"

AUTHORIZED AMOUNT OF ISSUE:	FIFTY THOUSAND MILLION BOLIVARS (Bs.50,000,000,000.00). Authorization granted by the National Securities and Exchange Commission was registered with the National Securities Registry as per Resolution No.XXX, dated XXX, 2007. This issue was offered based on that agreed by the General Shareholders´ Meeting of Manufacturas de Papel, C.A. (MANPA)S.A.C.A. of April 27, 2007 and on that approved by the Board of Directors on May 25, 2005 that was empowered in the Meeting to set the characteristics of issue.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

AMOUNT OF SERIES:	XXXXXXXXX BOLIVARS (Bs.XX,XXXX,XXXX,oo)
ADDRESSED TO:	The general public.
INTERESTS:	The Common Representative of Bondholders takes responsibility to calculate the Interests Rates applicable to each Interest period and is bound to publish the established Interests Rate within the four (4) continuous days prior the starting date of each Interest Period in at least a newspaper of higher circulation.
SELLING PRICE:	100% of par value, plus the accumulated interests that corresponds according to the day of selling.
BEGINNING OF PLACEMENT:	XXXXXX, 2007
PRIMARY PLACEMENT:	Placement term of this series shall be Ninety (90) business bank days from the date of starting primary placement. Preference shall be given to small and medium investors to acquire bonds who will be able to individually acquire such securities up to a maximum of TEN MILLION BOLIVARS (Bs.10,000,000.00) during the first five (05) days of primary placement.
PLACEMENT SYSTEM:	Direct placement "BASE ON BIGGER EFFORTS"
LEADING PLACEMENT AGENTS:	Valores Vencred Casa de Bolsa, S.A.
DISTRIBUTION AGENTS:	Provincial Casa de Bolsa, C.A. and Citibank Mercado de Capitales, C.A. (CITIMERCA), Investment Advisors and Stock Exchange
CUSTODY AGENT:	C.V.V. Caja Venezolana de Valores
PROVISIONAL COMMON REPRESENTATIVE OF BONDHOLDERS:	Venezolano de Crédito, S.A. Banco Universal

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

PAYMENT AGENT:	C.V.V. Caja Venezolana de Valores
MINIMUM INVESTMENT:	Bs.1,000,000.00
SECONDARY MARKET:	Issue of bonds described in the Prospectus shall be registered at any time with the Bolsa de Valores de Caracas, C.A.
RISK CLASSIFICATION:	- **FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.** "The Qualifying Board granted this issue category **X**, sub-category **XX**" - **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.** "The Qualifying Board granted this issue category **X**, sub-category **XX**"
MATURITY	Four (4) years from the date of beginning public offer of each series.
ORDINARY YIELDING:	This is defined in Item 2.8.1 of prospectus
EXTRAORDINARY YIELDING:	This is defined in Item 2.8.2 of prospectus

Issue Prospectus authorized by the National Securities and Exchange Commission is available to interesting parties at the office premises of Manufacturas de Papel, C.A. (MANPA)S.A.C.A. situated in Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. For further information please contact 0212-901-2335.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISSION.--

<u>Translator's Note</u>:

At the upper margin of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007.

July 13 A.M. 9:06. FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 21st, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANPA

COMISION NACIONAL DE VALORES

2007 JUL 13 AM 9:06

ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA
OBLIGACIONES QUIROGRAFARIAS AL PORTADOR
EMISION 2.007-I SERIE "I"

MONTO AUTORIZADO DE LA EMISION:	CINCUENTA MIL MILLONES DE BOLIVARES (Bs. 50.000.000.000,oo). La Autorización otorgada por la Comisión Nacional de Valores fue inscrita en el Registro Nacional de Valores según Resolución N° XXXX, de fecha XX de XXXX de 2007. La presente emisión se ofrece con base a lo acordado por la Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., del 27 de Abril de 2007 y con lo aprobado por la Junta Directiva del 25 de Mayo de 2007, facultada en asamblea para determinar las características de la emisión.
MONTO DE LA SERIE	XXXXXXXXXXXXX DE BOLIVARES (Bs. XX.XXXX.XXXX,oo)
DIRIGIDA A:	Público en General.
INTERESES:	El Representante Común de los Obligacionistas asume la responsabilidad de calcular las Tasas de Interés aplicables a cada Período de Intereses y se compromete a publicar la Tasa de Interés determinada dentro de los (4) días continuos anteriores a la fecha de inicio de cada Período de Intereses en al menos un diario de alta circulación nacional.
RENDIMIENTO:	Los Intereses serán variables, fijados trimestralmente, pagaderos por trimestres vencidos y se determinarán mediante la aplicación de un tasa de interés ("Tasa de Interés") que se calculará como un porcentaje ("Porcentaje") de la tasa de interés anual promedio ponderada en el mercado nacional de las operaciones activas pactadas por los seis principales bancos comerciales y universales con mayor volumen de depósitos suministrada por el Banco Central de Venezuela en su Boletín de Indicadores Semestrales ("Tasa Activa de Mercado").
PRECIO DE VENTA	100 % del valor nominal, más los intereses acumulados que correspondan según el día de la venta.
INICIO DE LA COLOCACION:	XX de XXXXXX de 2007
COLOCACIÓN PRIMARIA:	El plazo de colocación de la presente serie, será de Noventa (90) días hábiles bancarios, contados a partir de la fecha de inicio de la colocación primaria. Se le dará preferencia a los pequeños y medianos inversionistas para la adquisición de las obligaciones los cuales podrán adquirir individualmente dichos títulos hasta un máximo de DIEZ MILLONES DE BOLIVARES (Bs. 10.000.000,oo), durante los primeros cinco (05) días de la colocación primaria.
SISTEMA DE COLOCACION	Colocación Directa "EN BASE A MAYORES ESFUERZOS"
AGENTES LIDER DE COLOCACION	Valores Vencred Casa De Bolsa, S.A.,
AGENTES DE DISTRIBUCIÓN	Provincial Casa de Bolsa, C.A y Citibank Mercado de Capitales C.A (CITIMERCA), Asesora de Inversión y Casa de Bolsa.
AGENTE DE CUSTODIA:	C. V. V. Caja Venezolana de Valores
REPRESENTANTE COMUN PROVISIONAL DE LOS OBLIGACIONISTAS	Venezolano de Crédito, S.A. Banco Universal
AGENTE DE PAGO	C. V. V. Caja Venezolana de Valores.
INVERSIÓN MINIMA:	Bs. 1.000.000,oo
MERCADO SECUNDARIO	La emisión de Obligaciones descritas en el Prospecto podrá ser inscrita en cualquier momento en la Bolsa de Valores de Caracas, C.A.
CALIFICACIONES DE RIESGO	**- FITCH VENEZUELA, SOCIEDAD DE CALIFICADORA DE RIESGO, S. A.** "La Junta Calificadora le otorga a la presente emisión la categoría **X**, sub- categoría **XX**." **- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.** "La Junta Calificadora le otorga a la presente emisión la categoría **X**, sub- categoría **XX**."
VENCIMIENTO	Cuatro (04) años contados a partir de la fecha de inicio de la oferta pública de cada serie.
REDENCION ORDINARIA	Están definidas en el Punto 2.8.1 del prospecto.
REDENCIONES EXTRAORDINARIAS	Están definidas en el Punto 2.8.2. del prospecto.

END

El prospecto de la emisión autorizada por la Comisión Nacional de Valores se encuentra a disposición de los interesados en las Oficinas de MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A., en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Para mayor información comunicarse por los Teléfonos 0212 - 901-23-35.

Publicidad Autorizada por la Comisión Nacional de Valores